Form 10-K, Exhibit 13
period 1994-01-02
LSI LOGIC CORP
filed 1994-03-07
CIK 703360

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Revenues for LSI Logic increased 16% to $719 million in 1993 compared to $617 million in 1992. Income from operations was $84 million in 1993 compared to an operating loss of $101 million in 1992 which resulted primarily from a restructuring charge taken in 1992. The current year's operating income resulted primarily from increased product demand, greater factory utilization, improved plant efficiencies, and lower overall production costs combined with management's continuing cost containment efforts. The 1992 operating loss resulted primarily from a $102 million restructuring charge as well as lower revenues. Net income was $54 million in 1993 compared to a net loss of $110 million in 1992. Earnings per share increased to $1.09 in 1993 from a $2.48 loss per share in 1992.

The year saw LSI Logic benefit from increased demand for its products, increased factory utilization and continued cost containment efforts. In addition, in 1993 the Company's Japanese manufacturing affiliate completed its new wafer fabrication facility and began volume production in the first quarter of 1994. The restructuring actions which the Company began in 1992 - phaseout of older technology manufacturing capacity and discontinuance of certain commodity products - lowered operating costs and focused the Company's efforts on key, strategic products resulting in higher profitability on increased revenues for each quarter throughout 1993. However, the Company's future operating results are, and will continue to be, subject to continual variations based upon a wide variety of factors, many of which are beyond the Company's control, including sudden fluctuations in customer requirements, rapid price declines, unexpected product obsolescence, currency exchange rate fluctuations and other economic conditions affecting customer demand and the Company's cost of operations in one or more of the global markets in which the Company does business.

As a participant in the semiconductor industry, the Company operates in a technologically advanced, rapidly changing and highly competitive environment. The Company predominantly sells custom products to customers operating in a similar environment. Accordingly, changes in the conditions of any of the Company's customers may have a greater impact on the Company than if the Company offered standard products that could be sold to many purchasers. While the Company cannot predict what effect these various factors may have on its financial results, the aggregate effect of these and other factors could result in significant volatility in the Company's future performance. To the extent the Company's performance may not meet expectations published by external sources, public reaction could result in a sudden and significantly adverse impact on the market price of the Company's securities, particularly on a short-term basis.

While management believes that the discussion and analysis in this report is adequate for a fair presentation of the information, management recommends that this discussion and analysis be read in conjunction with the Company's Annual Report on Form 10K for the year ended January 2, 1994. The Company operates on a 52-53 week fiscal year which ends on the Sunday closest to December 31. Fiscal 1993 was a 53-week year, whereas 1992 and 1991 were 52-week years.

RESULTS OF OPERATIONS

REVENUES The Company operates in one industry segment and designs, develops, manufactures and markets application-specific integrated circuit (ASIC) technology and related products. The Company's design and services revenues include revenue from engineering design services, licensing of LSI Logic's advanced design tools software, and technology transfer and support services. Component sales generally are preceded by customers' purchases of the Company's various design services. LSI Logic customers have used these services in the design of increasingly advanced integrated circuits characterized by increased functionality and performance. The proportion of revenues from ASIC design and related services compared to component product sales varies among customers depending upon their specific requirements.

The following table presents components of revenue as a percentage of total revenue:



                            1993      1992      1991

Component products            87%       83%       85%
Design and services           13        17        15
                             ---       ---       ---
                             100%      100%      100%
                             ---       ---       ---
                             ---       ---       ---

Total revenues grew to $719 million in 1993 from $617 million in 1992. Total revenue growth and the increase in component product revenues as a percentage of total revenues in 1993 was primarily attributable to expanded component product offerings and increasingly complex ASIC designs. Other factors contributing to the increase in 1993 revenues were increased demand for the Company's ASIC and Reduced Instruction Set Computing (RISC) products and a slight increase in average selling prices (ASPs), partially offset by lower demand in the military market and the discontinuance of certain commodity products.

The decline in 1992 component revenues was primarily attributable to lower demand, especially in the military market, decreased ASIC and RISC product ASPs, and discontinuance of certain commodity products.

OPERATING COSTS AND EXPENSES Key elements of the consolidated statements of operations, expressed as a percentage of revenues, were as follows:



                                    1993      1992      1991

Gross profit margin                 39.0%     33.9%     34.4%
Research and
  development expense               11.0      12.8      11.6
Selling, general and
  administrative expense            16.3      20.9      19.6
                                    ----      ----      ----
Income (loss) from operations       11.7%    (16.3%)     2.4%
                                    ----      ----      ----
                                    ----      ----      ----

GROSS MARGIN The gross margin percentage for 1993 increased to the highest level in five years primarily as a result of increased product demand, greater factory utilization and improved plant efficiencies. Gross margins declined slightly in 1992 in comparison to 1991 primarily as a result of the decline in ASIC product ASPs combined with lower commodity chipset product sales prices and margins. The 1992 decrease was partially offset by higher utilization of manufacturing capacity and savings experienced in the fourth quarter through the closure of the German manufacturing facility and a transition to the use of third-party subcontractors.

The Company's operating environment combined with the resources required to operate in the semiconductor industry requires managing a variety of factors such as product mix, factory capacity and utilization, manufacturing yields, availability of certain raw materials, terms negotiated with third-party subcontractors and foreign exchange fluctuations. Changes in the relative strength of the yen may have a greater impact on the Company's gross profit margins than other foreign exchange fluctuations due to the Company's large wafer fabrication operations in Japan. The Company commenced volume production in a second wafer fabrication facility in Japan in the first quarter of 1994. Volume production capability is expected to increase throughout 1994, thereby significantly increasing factory utilization by the end of 1994. A new wafer fabrication facility initially operates at higher fixed costs. In the event that demand for the Company's products does not absorb this additional capacity at a sufficient rate or delays occur in the ramp up of the second wafer fabrication facility in Japan, the Company's gross margins could be negatively impacted in 1994.

RESEARCH AND DEVELOPMENT Research and development (R&D) expenses in 1993 remained at approximately the same dollar level as in 1992, and decreased as a percentage of revenues primarily due to higher revenues in 1993. LSI Logic is committed to technological leadership in the ASIC and RISC markets and anticipates continued investment in R&D at a rate of between 10-12% of revenues in future years. This investment will primarily be for enhancements of the Company's design automation software capability, development of advanced manufacturing processes and the development of new advanced products. In 1992, R&D expenses decreased $2 million, or 2% from 1991, and increased slightly as a percentage of revenues primarily due to lower revenues in 1992.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative (SG&A) expenses decreased $12 million, or 9% from 1992 to 1993 primarily as a result of the 1992 restructuring and continued cost containment measures. SG&A expenses for 1992 decreased $8 million, or 6% from the prior year. Approximately half of the 1992 decrease occurred in the fourth quarter of 1992, reflecting the implementation of restructuring activities. However, 1992 expenses increased slightly as a percentage of revenues primarily due to lower revenues.

RESTRUCTURING During 1993, the Company continued its strategic consolidation of worldwide operations that was contemplated by the Company's 1992 restructuring plan. In 1993, the Company sold certain assets from its discontinued German assembly and test operations, transferred certain Canadian manufacturing equipment to its U.S. operations, continued the phase-down of its older process technology manufacturing facility in the U.S. and began consolidation of its other U.S. manufacturing facilities. Management believes remaining reserves are adequate to cover expected costs.

In the third quarter of 1992, the Company recorded a $102 million restructuring charge which consisted primarily of estimated costs associated with consolidations of the Company's worldwide manufacturing operations, write-down and discontinuance of certain commodity standard product inventories, severance and other costs. The Company's planned strategic consolidation of worldwide manufacturing operations and facilities encompassed the phase-out and closure of the Company's German assembly and test operations; the write-down of U.S. manufacturing assets pertaining to older process technologies which, in certain instances, had become redundant; and estimated operating losses attributable to the period of the phase-out and closure of such operations or the write-down of such assets.

During 1991 the Company completed certain restructuring activities which began in prior years. In addition, the Company determined it would transfer its Canadian CMOS manufacturing operations to alternative locations. This decision resulted in a $5.6 million charge at LSI Logic Canada in the fourth quarter of 1991, which was substantially offset by a benefit to cost of revenues from the favorable resolution of prior uncertainties. The charge consisted principally of the write-down of certain manufacturing and production facilities and related severance costs.

INTEREST EXPENSE   Interest expense decreased $2 million in 1993 and $8
million in 1992 due primarily to a reduction in the average interest rate of debt outstanding and increased capitalization of interest expense in 1993 compared to 1992. Interest expense of $5.8 million, $3.1 million and $.7 million was capitalized in 1993, 1992 and 1991, respectively, in connection with financing for the construction of the Company's wafer fabrication facility in Japan. Additional savings were experienced in 1993 and 1992 by repaying certain European borrowings and repaying debt with higher interest rates. The effect of decreased average interest rates on interest expense in 1993 and 1992 was partially offset by the effect of an increased average debt outstanding in both 1993 and 1992 in connection with financing of the new facility in Japan.

INTEREST AND OTHER INCOME Interest and other income decreased $6 million in 1993 from 1992 due principally to declining interest rates and lower foreign exchange gains in 1993 and a 1992 benefit from the resolution of certain claims. Interest and other income decreased $2 million in 1992 from 1991 due principally to declining interest rates and lower foreign currency gains offset by the resolution of certain claims.

PROVISION FOR INCOME TAXES In 1993, the Company's effective tax rate was 30% as a result of taxable profits partially offset by net operating loss carryforwards and other tax credits. In 1992, the Company recorded an income tax provision with an effective rate of 9%, due to the composition of worldwide earnings and losses combined with the inability to obtain a tax benefit for certain losses. The Company's effective rate in 1991 was 50%.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Previously, the Company used the SFAS 96 asset and liability approach which gave no recognition to future events other than the recovery of assets and settlements of liabilities at their carrying amounts. The adoption of SFAS 109 did not materially affect the Company's consolidated financial statements.

MINORITY INTEREST   The change in minority interest between periods was
primarily attributable to the composition of earnings and losses among certain of the Company's international affiliates and the repurchase of some of the LSI Logic K.K minority-owned common stock.

FINANCIAL CONDITION AND LIQUIDITY

CURRENT ASSETS Cash, cash equivalents and short-term investments rose to $202 million at December 31, 1993 from $153 million at December 31, 1992. The major factors leading to this significant increase were $74 million cash flows generated from operations, $51 million additional bank financing (net of repayments) by the Company's Japanese manufacturing affiliate, and $29 million from the issuance of common stock under stock option and stock purchase plans. The proceeds from the Japanese affiliate's bank financing and a portion of cash flows from operations were used to purchase $88 million in fixed assets during 1993.

Although the Company returned to profitability in 1993, cash flow generated from operating activities decreased to $74 million in 1993 from $109 million in 1992 primarily attributable to a $52 million reduction in trade payables during 1993 compared to a $34 million increase in 1992.

Receivables grew 15% to $124 million at December 31, 1993 from $108 million at December 31, 1992. The increase is primarily attributable to an increase in sales.

Inventories increased 9% to $69 million at December 31, 1993 from $63 million a year ago. The increase is primarily attributable to work-in-process at the Japanese wafer fabrication facility in preparation for the commencement of volume production in the first quarter of 1994. Year-end inventories as a percentage of the fourth quarter's cost of revenues decreased to 60% at December 31, 1993 from 62% at December 31, 1992.

PROPERTY AND EQUIPMENT LSI Logic believes that maintaining technological leadership in the highly competitive worldwide semiconductor industry requires ongoing substantial investment in advanced manufacturing capacity. Net capital expenditures were $88 million in 1993 and $143 million in 1992. These capital investments were primarily for the construction of the new wafer fabrication facility in Japan and upgrading of certain U.S. research and development facilities with state-of-the-art equipment. In 1993, costs of $27 million were capitalized as preproduction engineering in connection with the development of production capabilities, qualification of production processes and carrying costs of the new facility. The expenditures were primarily funded by bank borrowings and cash flow from operations. These costs will be amortized over four years, the expected useful life of the manufacturing process utilized in the plant. Normal production (which is generally characterized by meeting certain reliability, defect density and service cycle time criteria defined by management) began in the first quarter of 1994. All prior preproduction engineering costs were fully amortized as of December 31, 1993.

Management expects net capital expenditures to be approximately $120 million in 1994. The Company expects to fund its 1994 capital expenditures from its current operating activities, cash balances, investments and borrowing capability.

OTHER ASSETS Other assets decreased 28% to $42 million from $58 million at December 31, 1993 and 1992, respectively. The decrease is primarily due to the sale of certain equipment relating to the closure of the Company's German assembly and test operations, identified as part of the Company's 1992 strategic plan for consolidation of its worldwide operations.

Goodwill of approximately $5.7 million and $5.5 million is included in other assets at December 31, 1993 and 1992, respectively, and was derived from the purchase of common stock from minority interest holders of two subsidiaries during 1993 and 1991.

CURRENT LIABILITIES   Current liabilities decreased 10% to $189 million from
$211 million at December 31, 1993 and 1992, respectively. The decrease is primarily due to a significant reduction in accounts payable and restructuring liabilities partially offset by an increase in income taxes payable and other current liabilities.

LONG-TERM DEBT The increase in long-term debt from December 31, 1992 to 1993 is primarily due to an increase in borrowings by the Japanese manufacturing affiliate to $135 million at December 31, 1993 from $75 million at December 31, 1992 under certain yen borrowing arrangements partially offset by a $5 million repurchase of convertible debentures. These borrowings were obtained to fund the Japanese manufacturing affiliate's construction of the new wafer fabrication facility and acquisition of production equipment. These borrowings are secured by both the facility and production equipment.

MINORITY INTEREST To provide the significant amount of financing required in developing international operations, LSI Logic historically followed a policy of establishing self-financing foreign affiliates. Accordingly, near the times of each of their formation, certain foreign affiliates completed equity offerings denominated in their local currencies. During 1993, the Company repurchased a portion of the LSI Logic K.K. common stock from minority shareholders for approximately $1 million. In 1991, the Company repurchased a significant portion of the LSI Logic Europe plc common stock from minority shareholders for approximately $5 million. The acquisitions were accounted for as purchases, and the excess of the purchase price over the fair value was allocated to goodwill which is being amortized over seven years. As of December 31, 1993, the Company owned 59% and 97% of LSI Logic K.K. and LSI Logic Europe plc, respectively.


In January 1994, the Company repurchased an additional $3.8 million of common stock from minority shareholders of LSI Logic K.K.

OFF-BALANCE SHEET RISK The Company has entered into forward exchange contracts to hedge some of its foreign currency exposures. At December 31, 1993, the Company had forward exchange contracts to purchase 2 billion yen ($17.9 million at December 31, 1993) maturing January through March 1994. In December 1993, the Company entered into eleven-month back-to-back currency swap contracts to hedge a loan of $12 million Canadian dollars ($9 million at December 31, 1993) from its Canadian affiliate to its European affiliate. At December 31, 1992 the Company had no significant off-balance sheet risk. The Company's risk that the counterparties to these contracts may be unable to perform is minimized by limiting the counterparties to major international banks and financial institutions.

LIQUIDITY Working capital was $237 million in 1993, an increase from $142 million in 1992.

During 1993, the Company entered into a credit agreement with a group of banks which provided for an unsecured $25 million revolving credit facility. The agreement calls for certain financial and non-financial covenants, with which the Company was in compliance at December 31, 1993. The Company has never borrowed under the credit facility. Each of the Company's significant foreign affiliates have lines of credit available for local currency borrowings. Foreign bank lines of credit as of December 31, 1993 were not significant. The Company has guaranteed the majority of the borrowings by its European affiliates.

The Company believes that existing liquid resources and funds generated from operations combined with its ability to borrow funds will be adequate to meet its operating requirements, obligations and payment of restructuring liabilities in the foreseeable future.



CONSOLIDATED BALANCE SHEETS

YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)                                         1993           1992

ASSETS
   Cash and cash equivalents                                                 $121,319      $  87,103
   Short-term investments                                                      80,764         65,434
   Accounts receivable, less allowance for doubtful accounts
      of $2,470 and $2,141                                                    124,384        108,448
   Inventories                                                                 69,066         63,493
   Prepaid expenses and other current assets                                   30,165         28,379
                                                                              -------        -------
      Total current assets                                                    425,698        352,857
Property and equipment, at cost less accumulated depreciation
   and amortization                                                           385,063        327,801
Other assets                                                                   41,945         58,417
                                                                              -------        -------
      Total assets                                                           $852,706       $739,075
                                                                              -------        -------
                                                                              -------        -------

LIABILITIES AND STOCKHOLDERS' EQUITY
   Accounts payable                                                          $ 66,822       $113,875
   Accrued salaries, wages and benefits                                        24,397         16,452
   Accrued restructuring costs                                                 29,503         38,925
   Other accrued liabilities                                                   28,353         24,422
   Income taxes payable                                                        17,079            311
   Current portion of long-term debt, capital lease obligations
      and short-term borrowings                                                22,727         16,869
                                                                              -------        -------
      Total current liabilities                                               188,881        210,854
                                                                              -------        -------
Long-term debt, capital lease obligations and other long-term liabilities     246,314        218,837
                                                                              -------        -------
Deferred income taxes                                                           6,337          7,406
                                                                              -------        -------
Minority interest in subsidiaries                                             118,740        104,250
                                                                              -------        -------
Commitments and contingencies                                                       -              -
                                                                              -------        -------
Stockholders' equity:
   Preferred shares; 2,000 shares authorized                                        -              -
   Common stock; $.01 par value; 73,500 shares authorized;
      49,728 and 45,410 shares outstanding                                        497            454
   Additional paid-in capital                                                 273,933        245,179
   Accumulated deficit                                                        (41,673)       (95,423)
   Cumulative translation adjustment                                           59,677         47,518
                                                                              -------        -------
      Total stockholders' equity                                              292,434        197,728
                                                                              -------        -------
      Total liabilities and stockholders' equity                             $852,706       $739,075
                                                                              -------        -------
                                                                              -------        -------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF OPERATIONS



YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)                          1993           1992           1991

REVENUES                                                      $718,812      $ 617,468       $697,838
                                                               -------        -------        -------
Costs and expenses:
   Cost of revenues                                            438,523        408,318        457,692
   Research and development                                     78,995         78,825         80,802
   Selling, general and administrative                         117,452        129,254        136,811
   Restructuring of operations                                       -        101,785          5,626
                                                               -------        -------        -------
      Total costs and expenses                                 634,970        718,182        680,931
                                                               -------        -------        -------
INCOME (LOSS) FROM OPERATIONS                                   83,842       (100,714)        16,907
Interest expense                                                (9,621)       (11,567)       (19,371)
Interest income and other                                        6,500         12,413         14,722
                                                               -------        -------        -------
Income (loss) before income taxes
   and minority interest                                        80,721        (99,868)        12,258
Provision for income taxes                                      24,221          8,521          6,129
                                                               -------        -------        -------
Income (loss) before minority interest                          56,500       (108,389)         6,129
Minority interest in net income (loss) of subsidiaries           2,750          1,819         (2,212)
                                                               -------        -------        -------
NET INCOME (LOSS)                                             $ 53,750      $(110,208)      $  8,341
                                                               -------        -------        -------
                                                               -------        -------        -------
INCOME (LOSS) PER SHARE
   Primary                                                    $   1.09      $   (2.48)      $   0.19
                                                               -------        -------        -------
                                                               -------        -------        -------
   Fully-dilutive                                             $   1.05
                                                               -------
                                                               -------

COMMON SHARE AND COMMON SHARE EQUIVALENTS
   USED IN COMPUTING PER SHARE AMOUNTS
   Primary                                                      49,531         44,478         43,376
                                                               -------        -------        -------
                                                               -------        -------        -------
   Fully-dilutive                                               54,813
                                                               -------
                                                               -------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                       RETAINED
                                                                       ADDITIONAL      EARNINGS      CUMULATIVE
                                                   COMMON  STOCK         PAID-IN     (ACCUMULATED    TRANSLATION
(In thousands)                                   SHARES     AMOUNT       CAPITAL       DEFICIT)      ADJUSTMENT        TOTAL

BALANCE AT DECEMBER 31, 1990                     42,063    $  421       $225,678      $   6,444        $35,186      $ 267,729
Issuance to employees under stock option
   and purchase plans                             1,664        16          9,568                                        9,584
Aggregate adjustment from translation of
   financial statements into U.S. dollars                                                                7,421          7,421
Net income                                                                                8,341                         8,341
                                                 ------     -----        -------        -------         ------       --------

BALANCE AT DECEMBER 31, 1991                     43,727       437        235,246         14,785         42,607        293,075
Issuance to employees under stock option
   and purchase plans                             1,683        17          9,933                                        9,950
Aggregate adjustment from translation of
   financial statements into U.S. dollars                                                                4,911          4,911
Net loss                                                                               (110,208)                     (110,208)
                                                 ------     -----        -------        -------         ------       --------

BALANCE AT DECEMBER 31, 1992                     45,410       454        245,179        (95,423)        47,518        197,728
Issuance to employees under  stock option
   and purchase plans                             4,318        43         28,754                                       28,797
Aggregate adjustment from translation of
   financial statements into U.S. dollars                                                               12,159         12,159
Net income                                                                               53,750                        53,750
                                                 ------     -----        -------        -------         ------       --------
BALANCE AT DECEMBER 31, 1993                     49,728   $   497       $273,933      $ (41,673)       $59,677      $ 292,434
                                                 ------     -----        -------        -------         ------       --------
                                                 ------     -----        -------        -------         ------       --------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



CONSOLIDATED STATEMENTS OF CASH Flows



YEAR ENDED DECEMBER 31,
(In thousands)                                                              1993           1992           1991

OPERATING ACTIVITIES
Net Income (loss)                                                      $  53,750      $(110,208)      $  8,341
Adjustments:
   Depreciation and amortization                                          65,417         71,063         77,316
   Non-cash restructuring costs                                                -        100,853          5,626
   Minority interest in net income (loss) of subsidiaries                  2,750          1,819         (2,212)
   Change in:
      Accounts receivable                                                (14,121)       (11,290)        17,550
      Inventories                                                         (3,596)        13,422         36,961
      Prepaid expenses and other assets                                    7,045          8,737         (8,175)
      Accounts payable                                                   (52,136)        33,732         (5,469)
      Accrued and other liabilities                                       23,648          8,076            878
      Accrued restructuring costs                                         (9,167)        (7,568)        (6,784)
                                                                        --------       --------        -------
      Net cash provided by operating activities                           73,590        108,636        124,032
                                                                        --------       --------        -------

INVESTING ACTIVITIES
   Change in short-term investments                                      (15,476)        32,004        (76,956)
   Purchases of property and equipment, net of retirements               (87,899)      (142,714)       (73,650)
   Acquisition of stock from minority interest holders                      (970)             -         (5,024)
                                                                        --------       --------        -------
      Net cash used in investing activities                             (104,345)      (110,710)      (155,630)
                                                                        --------       --------        -------

FINANCING ACTIVITIES
   Repayment of short-term debt, net                                      (3,695)        (9,640)       (24,628)
   Long-term debt borrowings                                              57,588         52,470              -
   Repayment of long-term debt and capital lease obligations             (23,172)       (27,508)       (27,620)
   Repurchase of convertible debentures                                   (5,000)             -              -
   Issuance of common stock, net                                          28,798          9,950          9,584
                                                                        --------       --------        -------
      Net cash provided (used) by financing activities                    54,519         25,272        (42,664)
                                                                        --------       --------        -------
Effect of exchange rate changes on cash and cash equivalents              10,452          4,402         (6,505)
                                                                        --------       --------        -------
Increase (decrease) in cash and cash equivalents                          34,216         27,600        (80,767)
Cash and cash equivalents at beginning of period                          87,103         59,503        140,270
                                                                        --------       --------        -------
Cash and cash equivalents at end of period                             $ 121,319      $  87,103       $ 59,503
                                                                        --------       --------        -------
                                                                        --------       --------        -------

SUPPLEMENTAL DISCLOSURE
Cash paid (refunded) during the period for:
   Interest                                                            $   4,008      $  10,504       $ 19,289
                                                                        --------       --------        -------
                                                                        --------       --------        -------
   Income taxes                                                        $  (1,641)     $  (2,517)      $ 16,538
                                                                        --------       --------        -------
                                                                        --------       --------        -------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

LSI Logic Corporation (LSI Logic or the Company) has adopted accounting policies which are generally accepted in the industry in which it operates. Following are the Company's more significant accounting policies:

BASIS OF PRESENTATION The consolidated financial statements include the accounts of LSI Logic and all of its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. Accounts denominated in foreign currencies have been translated using the foreign currencies as the functional currencies.

Minority interest in subsidiaries represents the minority shareholders' proportionate share of the net assets and results of operations of LSI Logic's majority-owned subsidiaries. Sales of common stock of LSI Logic subsidiaries and repurchases of such shares result in changes in the Company's proportionate share in the subsidiaries' net assets. LSI Logic reflects such changes as an element of additional paid-in capital.

The Company's fiscal year ends on the Sunday closest to December 31. For presentation purposes, the consolidated financial statements and notes refer to December 31 as year end. Fiscal 1993 was a 53-week year, whereas 1992 and 1991 were 52-week years.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents. Cash equivalents and short-term investments consist primarily of time deposits, certificates of deposit, government debt obligations, mutual funds and short-term commercial paper, recorded at unamortized cost, which approximates market value.

CONCENTRATION OF CREDIT RISK OF FINANCIAL INSTRUMENTS Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. A majority of the Company's trade receivables are derived from sales to large multinational computer, telecommunication and electronics manufacturers, with the remainder distributed across other industries. Amounts due from the Company's largest customer accounted for approximately 9% and 16% of trade receivables at December 31, 1993 and 1992, respectively. Concentrations of credit risk with respect to trade receivables are considered to be limited due to the quantity of customers comprising the Company's customer base, and their dispersion across industries and geographies. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as considered necessary.

OFF-BALANCE SHEET RISK The Company has entered into forward exchange contracts to hedge certain liabilities payable in Japanese yen. At December 31, 1993, the Company had forward exchange contracts to purchase 2 billion yen ($17.9 million at December 31, 1993) maturing January through March, 1994. In December 1993, the Company entered into eleven-month back-to-back foreign currency swap contracts to hedge a loan of $12 million Canadian dollars ($9 million at December 31, 1993) from its Canadian subsidiary to its European subsidiary. At December 31, 1992 the Company had no significant off-balance sheet risk. The Company's risk that the counterparties to these contracts may be unable to perform is minimized by limiting the counterparties to major international banks and financial institutions. These foreign currency swaps and forward exchange contracts are considered identifiable hedges and realized and unrealized gains and losses are deferred until settlement of the underlying commitments.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS The following disclosures of the estimated fair value of financial instruments are made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

The amounts reported for cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued compensation and benefits and other accrued liabilities were considered to be a reasonable estimate of their fair value at December 31, 1993 and 1992.

The fair value of the forward exchange contracts and foreign currency swaps, based upon current market rates, totaled approximately $17.9 million and $9 million at December 31, 1993.

The fair values of short-term and long-term debt were based upon interest rates available to the Company for issuance of debt with similar terms and remaining maturities for debt issues that were not quoted on an exchange. The estimated fair value of the Company's short-term debt was $22.3 million and $15.4 million at December 31, 1993 and 1992, respectively. The estimated value of the Company's long-term debt was $220 and $170.5 million at December 31, 1993 and 1992, respectively.

The fair value estimates presented herein were based upon information available to management as of December 31, 1993 and 1992. Although management is not aware of any factors that would materially affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of the consolidated financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

INVENTORIES Inventories are stated at the lower of cost or market. Cost is on a first-in, first-out basis for raw materials and is computed on a currently adjusted standard basis (which approximates first-in, first-out) for work-in-process and finished goods.

PROPERTY AND EQUIPMENT Property and equipment is recorded at cost and includes interest on funds borrowed to finance construction of the Japanese manufacturing subsidiary's new wafer fabrication facility which is expected to begin production in the first quarter of 1994. The Company capitalized interest of $5.8 million, $3.1 million and $.7 million during 1993, 1992 and 1991, respectively. LSI Logic uses the straight-line method of computing its depreciation and amortization. Depreciation of equipment and buildings, in general, is computed using the assets' estimated useful lives of five years and twenty years, respectively. Amortization of leasehold improvements is computed using the shorter of the remaining term of the Company's facilities leases or the estimated useful lives of the improvements. Depreciation for income tax purposes is computed using accelerated methods.

PREPRODUCTION ENGINEERING COSTS Incremental costs incurred in connection with developing major production capabilities at new manufacturing plants, including facility carrying costs and costs to qualify production processes,are capitalized and amortized over the expected useful lives of the manufacturing processes utilized in the manufacturing plants, generally four years. Amortization commences when the manufacturing plant is capable of normal production, which is generally characterized by meeting certain reliability, defect density and service cycle time criteria defined by management.

OTHER ASSETS Goodwill of approximately $5.7 million and $5.5 million is included in other assets at December 31, 1993 and 1992, respectively, and was derived primarily from the purchase of common stock from minority interest holders of two subsidiaries during 1993 and 1991. The acquisitions were accounted for as purchases, and the excess of the purchase price over the fair value of assets acquired was allocated to goodwill which is being amortized over seven years.

In connection with the 1992 restructuring of operations described in Note 2, the Company identified certain facilities and equipment for disposition in its 1992 strategic plan for consolidation of its worldwide operations. Remaining assets held for sale are included in other assets with an estimated realizable value of $24 million and $39 million at December 31, 1993 and 1992, respectively.

INCOME TAXES During 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The Statement requires that the Company follow the liability method of accounting for income taxes and requires an adjustment to the provision for income taxes for the effect on deferred income taxes of any change in corporate income tax rates. The effect of adopting SFAS 109 did not have a significant impact on the results of operations or the financial position of the Company and has been reflected for all periods presented.

During 1993 the Internal Revenue Service (IRS) began an examination of the Company's 1991 and 1992 federal income tax returns. The Company believes that adequate income tax accruals have been provided for all years.

No provision for income taxes is made for the undistributed earnings of LSI Logic's foreign subsidiaries since it is the Company's intention to permanently reinvest such earnings in its foreign operations.

REVENUE RECOGNITION Revenue from component products is recognized upon shipment to the final customer. Revenue resulting from the licensing of LSI Logic's design and manufacturing technology to other companies is recognized when the significant contractual obligations have been fulfilled. Royalty revenue is recognized upon the sale of products subject to royalties. The Company uses the percentage-of-completion method for recognizing revenues on fixed-fee design arrangements, which in some cases can require several months to complete. Recognition of distributor revenues and related cost of sales are deferred until the merchandise is sold by the distributors.

During 1993, 1992 and 1991, one customer accounted for 12%, 15% and 16% of consolidated revenues, respectively.

INCOME (LOSS) PER SHARE Primary income (loss) per common and common equivalent share is computed using the weighted average number of common shares outstanding during the respective periods, including dilutive stock options. Fully-dilutive income per common and common equivalent share is computed by adjusting net income and primary shares outstanding for the potential effect of the conversion of the weighted average subordinated debentures outstanding during the year. Fully dilutive earnings per share computations are based on the most advantageous (to the security holder) conversion or exercise rights that become effective within ten years following the period reported upon.

RECLASSIFICATIONS Certain reclassifications have been made to the 1992 consolidated financial statements to conform to the 1993 presentation. Such reclassifications had no effect on results of operations or the accumulated deficit.

NOTE 2  RESTRUCTURING

During 1993, the Company continued its strategic consolidation of worldwide operations that was contemplated by the Company's 1992 restructuring. In 1993, the Company sold certain assets from its discontinued German assembly and test operation, transferred certain Canadian manufacturing equipment to its U.S. operations, continued phase-down of its older process technology manufacturing facility in the U.S. and began consolidation of some of its other U.S. manufacturing facilities.

In the third quarter of 1992, the Company recorded a $102 million restructuring charge which consisted primarily of estimated costs associated with consolidations in the Company's worldwide manufacturing operations, write-down and discontinuance of certain commodity standard product inventories, severance and other costs. The Company's planned strategic consolidation of worldwide manufacturing operations and facilities encompassed the phase-out and closure of the Company's German assembly and test operations, the writedown of U.S. manufacturing assets pertaining to older process technologies which, in certain instances, had become redundant, and estimated operating losses attributable to the period of the phase-out and closure of such operations or the write-down of such assets.

During 1991 the Company completed certain restructuring activities which began in prior years. In addition, the Company determined it would transfer its Canadian CMOS manufacturing operations to alternative locations. This decision resulted in a $5.6 million charge in LSI Logic Canada in the fourth quarter of 1991, which was substantially offset by a benefit to cost of revenues from the favorable resolution of prior uncertainties. The charge consisted principally of the write-down of certain manufacturing and production facilities and related severance costs.

NOTE 3  BALANCE SHEET DETAIL



DECEMBER 31
(In thousands)                                1993           1992

Inventories:
   Raw materials                          $ 11,667       $ 24,961
   Work-in-process                          34,997         28,244
   Finished goods                           22,402         10,288
                                           -------        -------
                                          $ 69,066       $ 63,493
                                           -------        -------
                                           -------        -------
Property and equipment:
   Land                                   $ 20,790       $ 19,075
   Buildings and improvements               49,548         46,626
   Equipment                               398,794        380,684
   Leasehold improvements                   54,050         44,356
   Preproduction engineering                27,417         15,290
   Furniture and fixtures                   17,872         17,045
   Construction in progress                181,715        154,400
                                           -------        -------
                                           750,186        677,476
Accumulated depreciation
   and amortization                       (365,123)      (349,675)
                                           -------        -------
                                          $385,063       $327,801
                                           -------        -------
                                           -------        -------



Equipment includes $1.7 million and $6 million of equipment under capitalized leases at December 31, 1993 and 1992, respectively. Accumulated depreciation for such equipment was $1.3 million and $4.1 million at December 31, 1993 and 1992, respectively. Accumulated amortization of preproduction engineering costs was $14.9 million at December 31, 1992. There was no preproduction engineering accumulated amortization at December 31, 1993 because prior years' capitalized preproduction engineering had been fully amortized as of December 31, 1993. the new wafer fabrication facility is expected to achieve normal production in the first quarter of 1994. Capitalized interest attributable to the Japanese wafer fabrication facility is included within property and equipment and totaled $9.6 million and $3.8 million at December 31, 1993 and 1992, respectively.

NOTE 4  DEBT



DECEMBER 31
(In thousands)                                1993           1992
Senior:
   Notes payable to banks                 $144,026       $103,224
   Capital lease obligations                   456          1,922
Subordinated:
   6 1/4% convertible subordinated
   debentures, due 2002                     98,250        103,250
                                           -------        -------
                                           242,732        208,396
Current portion of long-term
   debt, capital lease obligations
   and short-term borrowings               (22,727)       (16,869)
                                           -------        -------
Long-term debt and
   capital lease obligations              $220,005       $191,527
                                           -------        -------
                                           -------        -------


In 1987, LSI Logic received the proceeds from a $125 million offering of 61/4% convertible subordinated debentures. The debentures are subordinated to all senior debt; are convertible into the Company's common stock at a conversion price of $20 per share; and, subject to certain conditions, are redeemable by the Company. During 1993, the Company repurchased and retired $5 million of such debentures in the open market at a price that was approximately equal to the carrying value of the debt.

The Company's Japanese manufacturing subsidiary has borrowed 15 billion yen (approximately $136 million at December 31, 1993) to fund the construction of a new wafer fabrication facility and acquisition of manufacturing equipment. The borrowings, which are secured by the facility and production equipment, have fixed and variable interest rates averaging 4.96% at December 31, 1993, and are payable in semi-annual installments through 2007.

In addition, the Company's European subsidiaries have borrowings of approximately $8 million outstanding with banks at December 31, 1993. These funds were used to finance operations, construct the German manufacturing facility and purchase equipment. The terms of these credit agreements require quarterly principal payments and expire at varying dates through December 1996. Borrowings are secured by the facility and Company guarantees. As discussed in Notes 1 and 2, in connection with the 1992 restructuring, the German facility was identified as an asset requiring disposition. In accordance with the banking agreements, proceeds from the sale of the facility are required to be used to repay outstanding borrowings. At December 31, 1993, borrowings under these agreements bore interest rates varying from 6.5% to 9%. In January 1994, the Company repaid a substantial portion of these borrowings.

Aggregate principal payments required on long-term debt are as follows: 1994
- - $22.3 million; 1995 -$16.5 million; 1996 - $16.5 million; 1997 - $16.5 million; 1998 - $16.5; 1999 and thereafter $154 million.

Capitalized leases consist principally of leases for machinery and are secured by such equipment. Future minimum lease payments under capitalized leases at December 31, 1993 are approximately $.5 million in 1994 and $.1 million in 1995. Of these amounts, approximately $.1 million represents interest.

During 1993, the Company entered into a credit agreement with a group of banks which provided for an unsecured $25 million revolving credit facility. The Company must meet certain financial covenants relating to profitability, liquidity, working capital, leverage and tangible net worth. The Company is in compliance with all covenants. There have been no borrowings under this credit facility, which expires in July 1994.

NOTE 5  COMMON STOCK

The following summarizes all shares of common stock reserved for issuance as of December 31, 1993:



(In thousands)                                             NUMBER
                                                          OF SHARES

Issuable upon:
Conversion of subordinated debentures                       4,913
Exercise of stock options, including
   options available for grant                              5,120
Purchases under Employee Stock Purchase Plan                1,096
                                                           ------
                                                           11,129

STOCK OPTION PLANS LSI Logic's 1982 Incentive Stock Option Plan (1982 Option
Plan) is administered by the Board of Directors. Terms of the 1982 Option Plan required that the exercise price of options be no less than the fair value at the date of grant and required that options be granted only to employees or consultants of the Company. Options granted vest in annual increments of 25% per year commencing one year from the date of grant. During 1992, the 1982 Option Plan expired by its terms, accordingly, no further options may be granted thereunder. Certain previous grants under the 1982 Option Plan remain outstanding at December 31, 1993.

During 1991, the stockholders approved the 1991 Equity Incentive Plan reserving 2,000,000 shares of common stock for sale or award to officers, employees or consultants of the Company as stock options, stock appreciation rights, stock purchase rights or stock bonuses. An additional 1,000,000 shares were authorized in 1993. Incentive stock options may be granted at a price no less than the fair value of the stock on the date the option is granted. Nonstatutory stock options may be granted at an exercise price no less than 50% of the fair market value of the stock on the date the option is granted. The term of each option is determined by the Board of Directors. Options generally vest in annual increments of 25% per year commencing one year from the date of grant.

Shares available for grant under the 1991 Equity Incentive Plan totaled 578,000 and 683,000 at December 31, 1993 and 1992, respectively.

Upon exercise of a stock appreciation right, the holder will receive cash, common stock, or a combination thereof, as determined by the form of the grant made by the Board of Directors, equal to the increase in market value over the underlying option price times the number of shares to which the right applies. A stock appreciation right granted in connection with an option shall be exercisable only when and to the extent that the related option expires. During 1993, 1992 and 1991, no stock appreciation rights, stock purchase rights or stock bonuses were granted under the 1991 Equity Incentive Plan.

The following table summarizes option activity under the 1982 Option Plan and the 1991 Equity Incentive Plan:




                                                             OPTIONS OUTSTANDING
                                                 ------------------------------------------
(In thousands, except per share amounts)         SHARES        PRICE PER SHARE      AMOUNT

BALANCE AT DECEMBER 31, 1990                      6,827       $  .22 - $14.88     $ 50,423
Options cancelled                                (2,263)        5.63 -  14.88      (20,681)
Options granted                                   3,014         6.13 -  10.88       24,143
Options exercised                                  (660)         .22 -  10.17       (4,552)
                                                 ------        --------------      -------
BALANCE AT DECEMBER 31, 1991                      6,918          .22 -  13.17       49,333
Options cancelled                                (1,004)         .22 -  12.88       (7,368)
Options granted                                   1,412         5.50 -   9.38       10,592
Options exercised                                  (664)         .22 -   8.33       (4,661)
                                                 ------        --------------      -------

BALANCE AT DECEMBER 31, 1992                      6,662          .22 -  13.17       47,896
Options cancelled                                  (293)         .22 -  17.88       (2,375)
Options granted                                   1,275        11.00 -  17.88       16,287
Options exercised                                (3,235)        5.50 -  13.17      (23,007)
                                                 ------        --------------      -------
BALANCE AT DECEMBER 31, 1993                      4,409       $ 5.50 - $17.88     $ 38,801
                                                 ------        --------------      -------
                                                 ------        --------------      -------
Options exercisable at December 31, 1993          1,769                           $ 12,693
                                                 ------                            -------
                                                 ------                            -------


During 1986, the Company's directors and stockholders approved the 1986 Directors' Stock Option Plan (Directors' Plan) and reserved 150,000 shares of common stock for issuance thereunder. Terms of the Directors' Plan provide for the automatic grant of options to the Company's independent directors as of the date of adoption of the Directors' Plan and in annual increments commencing in 1988. The exercise price of options granted is the fair market value at the date of grant.


Shares available for grant under the Directors' Plan were 53,750 and 66,000 at December 31, 1993 and 1992, respectively.

The following table summarizes option activity under the Directors' Plan:


                                                             OPTIONS OUTSTANDING
                                                 ------------------------------------------
(In thousands, except per share amounts)         SHARES        PRICE PER SHARE      AMOUNT

BALANCE AT DECEMBER 31, 1990                         90        $7.88 - $11.25         $876
Options cancelled                                   (65)        8.50 -  11.25         (619)
Options granted                                      30         8.50 -   9.69          290
                                                     --         -------------          ---
BALANCE AT DECEMBER 31, 1991                         55         7.88 -  11.25          547
Options cancelled                                   (15)                 7.88         (118)
Options granted                                      40         7.13 -   8.63          307
                                                     --         -------------          ---
BALANCE AT DECEMBER 31, 1992                         80         7.13 -  11.25          736
Options cancelled                                   (17)        7.13 -  11.25         (178)
Options granted                                      30         7.13 -  12.38          371
Options exercised                                   (13)        7.13 -  11.13         (128)
                                                     --         -------------          ---
BALANCE AT DECEMBER 31, 1993                         80        $7.13 - $12.38         $801
                                                     --         -------------          ---
                                                     --         -------------          ---
Options exercisable at December 31, 1993             20                               $187
                                                     --                                ---
                                                     --                                ---


STOCK PURCHASE PLAN Since 1983, LSI Logic has offered an Employee Stock Purchase Plan (Employee Plan) under which rights are granted to purchase shares of common stock at 85% of the lesser of the fair value of such shares at the beginning of a 24-month offering period or the end of each six-month segment within such offering period. Employee Plan activity in 1993 and 1992 comprised the sale of 1,070,000 and 1,019,000 shares of common stock at an average price of $5.33 and $5.19 per share, respectively. Shares available for purchase under the Employee Plan were 1,096,000 and 2,167,000 at December 31, 1993 and 1992, respectively.

STOCK PURCHASE RIGHTS In November 1988, the Company implemented a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding common stock carries one Preferred Share Purchase Right (Right). The Right entitles the holder, under certain circumstances, to purchase one one-thousandth of a share of Preferred stock of the Company or its acquiror at a discounted price. The Rights are redeemable by the Company and expire in 1998.

NOTE 6  INCOME TAXES

During 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The effect of adopting SFAS 109 did not have a significant impact on 1992 or 1991 results of operations or financial position. SFAS 109 requires that a deferred tax asset be recognized for the tax benefit of deductible temporary differences, net operating losses and tax credit carryforwards. A valuation allowance is recognized if it is "more likely than not" that some or all of the deferred tax asset will not be realized. Deferred tax assets recognized as of December 31, 1993 and January 1, 1993, aggregated approximately $71.3 million and $79.5 million, respectively. Management believes that, as of December 31, 1993 and January 1, 1993, the expected future reversal of existing taxable temporary differences provides evidence that approximately $9.1 million of deferred tax assets will be realized. A valuation allowance of $62.2 million and $70.4 million as of December 31, 1993 and January 1, 1993, respectively, has been established for the remaining deferred tax assets.

The domestic and foreign components of income (loss) before income taxes and minority interest are as follows:




(In thousands)                                                              1993           1992           1991

Domestic                                                                $ 48,815       $(88,752)      $    (89)
Foreign                                                                   31,906        (11,116)        12,347
                                                                         -------        -------        -------
Income (loss) before income taxes and minority interest                 $ 80,721       $(99,868)      $ 12,258
                                                                         -------        -------        -------
                                                                         -------        -------        -------



Undistributed earnings of the Company's foreign subsidiaries for which no U.S. income taxes have been provided aggregate to approximately $44 million at December 31, 1993.

The provision for income taxes consists of:





(In thousands)                                                              1993           1992           1991

Current:
   Federal                                                              $ 19,687       $ (3,647)      $ (2,955)
   State                                                                       -         (1,249)             -
   Foreign                                                                10,925          9,188          7,508
                                                                         -------        -------        -------
   Total                                                                  30,612          4,292          4,553
                                                                         -------        -------        -------
Deferred (prepaid):
   Federal                                                                    89          5,222          3,040
   State                                                                       -              -            881
   Foreign                                                                (1,145)             -            758
                                                                         -------        -------        -------
   Total                                                                  (1,056)         5,222          4,679
                                                                         -------        -------        -------
Benefit of net operating loss carryforwards                               (5,335)          (993)        (3,103)
                                                                         -------        -------        -------
Total                                                                   $ 24,221       $  8,521       $  6,129
                                                                         -------        -------        -------
                                                                         -------        -------        -------

Deferred income taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 and January 1, 1993 are as follows:




                                                                    December 31,     January 1,
(In thousands)                                                              1993           1993

Deferred tax assets:
   Net operating loss carryforwards                                     $  8,504       $ 13,839
   Tax credit carryovers                                                  18,161         21,187
   Nondeductible reserves                                                 36,716         37,387
   Other                                                                   7,884          7,099
                                                                         -------        -------
      Total deferred tax assets                                           71,265         79,512
      Valuation allowance                                                (62,169)       (70,403)
                                                                         -------        -------
      Net deferred tax assets                                              9,096          9,109
                                                                         -------        -------
Deferred tax liabilities:
   Depreciation                                                            6,337          6,257
   Other                                                                       -          1,149
                                                                         -------        -------
      Total deferred tax liabilities                                       6,337          7,406
                                                                         -------        -------
Total net deferred tax assets                                           $  2,759       $  1,703
                                                                         -------        -------
                                                                         -------        -------

Differences between the Company's effective tax rate (benefit) and the federal statutory rate are as follows:


(In thousands)                                                    1993                     1992                     1991

Federal statutory rate                                   $ 28,253        35%     $(33,956)       (34%)      $ 4,168        34%
State taxes, net of federal benefit                         4,036         5              -         -            581         5
Difference between U.S. and foreign tax rates                (242)       (1)         1,383         1          1,347        11
Foreign losses with no benefit                                  -         -         10,953        11          2,669        22
Benefit of net operating loss carryforwards                (5,335)       (7)          (993)       (1)        (3,103)      (25)
Research and development tax credit                        (2,020)       (3)             -         -           (874)       (7)
Goodwill                                                        -         -            234         1              -         -
Foreign tax credits                                        (1,006)       (1)             -         -           (216)       (2)
Effect of temporary differences limited due to:
   Tax credits                                                  -         -              -         -          1,170         9
   Carryback limitations                                        -         -         23,896        24              -         -
Other                                                         535         2          7,004         7            387         3
                                                          -------        --        -------        --         ------       ---
Effective tax rate                                       $ 24,221        30%      $  8,521         9%       $ 6,129        50%
                                                          -------        --        -------        --         ------       ---
                                                          -------        --        -------        --         ------       ---



The Company's tax credit carryforward will expire in varying amounts through the year 2008.

NOTE 7  SEGMENT REPORTING AND FOREIGN OPERATIONS

LSI Logic operates in one industry segment and designs develops, manufactures and markets application-specific integrated circuit technology and related products.

Revenues from affiliates, which are eliminated in consolidation, consist of sales between geographic areas and include products and services similar to those sold to unaffiliated customers. Such sales are primarily recorded at amounts which are in excess of cost and consistent with rules and regulations of governing tax authorities. General corporate expenses include certain administrative expenses. Corporate assets include all cash, short-term investments and prepaid income taxes.

LSI Logic's operations outside the United States include manufacturing facilities, design centers and sales offices in Europe, Japan and Canada.

The following is a summary of operations by entities located within the indicated geographic areas for 1993, 1992 and 1991. United States revenues include export sales.



(In thousands)                                                              1993           1992           1991

Revenues:
   United States                                                       $ 589,455      $ 507,634      $ 603,755
   Europe                                                                143,928        142,254        143,820
   Canada                                                                 44,006         42,641         51,562
   Japan                                                                 163,684        140,065        136,435
   Affiliates                                                           (222,261)      (215,126)      (237,734)
                                                                        --------       --------       --------
   Consolidated                                                        $ 718,812      $ 617,468      $ 697,838
                                                                        --------       --------       --------
                                                                        --------       --------       --------
Operating income (loss):
   United States                                                       $  48,787      $ (88,532)     $  17,104
   Europe                                                                 21,651        (17,248)         9,937
   Canada                                                                  1,720          1,103         (7,746)
   Japan                                                                  13,416          7,383            724
   General corporate expenses                                             (1,732)        (3,420)        (3,112)
                                                                        --------       --------       --------
   Consolidated                                                       $   83,842      $(100,714)     $  16,907
                                                                        --------       --------       --------
                                                                        --------       --------       --------
Identifiable assets:
   United States                                                      $  220,737      $ 201,784      $ 265,646
   Europe                                                                 40,687         46,595         89,762
   Canada                                                                 11,786         21,011         21,681
   Japan                                                                 367,135        301,228        204,398
   General corporate                                                     212,361        168,457        166,969
                                                                        --------       --------       --------
   Consolidated                                                        $ 852,706      $ 739,075      $ 748,456
                                                                        --------       --------       --------
                                                                        --------       --------       --------

NOTE 8  COMMITMENTS AND CONTINGENCIES

LSI Logic leases the majority of its facilities and certain equipment under non-cancelable operating leases which expire in 1994 through 2003. The facilities lease agreements typically provide the base rental rates which are increased at various times during the terms of the leases and for renewal options at the fair market rental value.

Future minimum payments under these lease agreements are as follows: 1994 - $18.8 million; 1995 - $14.9 million; 1996 - $10 million; 1997 - $4.3 million;
1998 - $2.9 million; 1999 and thereafter $6 million. Total rental expense, including month-to-month rentals was $29.7 million, $29.7 million, $32.3 million in 1993, 1992 and 1991, respectively.

On July 9, 1990, Texas Instruments Incorporated (TI) filed a complaint in the United States District Court in Dallas, Texas and with the International Trade Commission (ITC), alleging that the Company's manufacturing process related to device encapsulation in certain types of plastic packages infringes upon certain TI patents. In the ITC action, TI sought to prohibit the importation into the U.S. of such plastic encapsulated devices assembled offshore and to enjoin the sale of any inventory of such devices which were previously imported. The ITC determined that the plastic encapsulation process used by the Company known as "same-sided" gating does not infringe the TI patent, while the process previously used by the Company known as "opposite-sided" gating does infringe. Since the beginning of 1992 the Company's plastic encapsulation operations have only used the non-infringing "same-sided" gating process. The Court of Appeals for the Federal Circuit affirmed the ruling of the ITC in all respects in March 1993.

In TI's United States District Court action, TI also seeks to enjoin the Company from assembling such plastic encapsulated devices in the U.S. and seeks damages in an undetermined amount for alleged prior patent infringement. Although, at one point in the District Court proceedings a trial date was set for mid-1992, that date was taken off of the calendar and no new trial date has been scheduled. The Company anticipates that the judge will consider and rule on a number of pretrial motions, including motions on what significance, if any, various elements of the prior ITC action should or should not have on trial proceedings before the District Court, before a new trial date is scheduled.

The Company believes that it has meritorious defenses to these actions and intends to defend itself vigorously. The Company also believes that the ultimate outcome of these actions will not result in a material adverse effect on the Company's consolidated financial position or results of operations. In the event the final outcome in either or both actions is unfavorable to the Company, management believes that licenses could be negotiated. However, no assurances can be given that the terms, including fees, of any offered license will be favorable or that these matters will be resolved without the payment of damages and other costs, thereby having an adverse effect on the Company.

Certain additional claims and litigation against the Company have also arisen in the normal course of business.The Company believes that it is unlikely that the outcome of these claims and lawsuits will have a materially adverse effect on the Company's financial position or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF LSI LOGIC CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of LSI Logic Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse

San Jose, California
January 25, 1994

INTERIM FINANCIAL INFORMATION (UNAUDITED)

                                                            FIRST         SECOND          THIRD         FOURTH
(In thousands, except per share amounts)                  QUARTER        QUARTER        QUARTER        QUARTER
YEAR ENDED DECEMBER 31, 1993

Revenues                                                 $168,928       $177,080       $183,761       $189,043
Gross profit                                               65,009         68,834         71,760         74,688
Net income                                                 10,611         13,070         14,375         15,694
Net income per share                                     $    .22       $    .27       $    .29       $    .31

YEAR ENDED DECEMBER 31, 1992
Revenues                                                 $150,521       $151,836       $153,962       $161,149
Gross profit                                               54,718         46,069         49,311         59,052
Net income (loss)                                             309         (5,854)      (111,359)         6,696
Net income (loss) per share                              $    .01      $    (.13)     $   (2.51)      $    .15


The Company's fiscal year ends on the Sunday closest to December 31. For presentation purposes, the consolidated financial statements refer to December 31 as year end. The fourth quarter of 1993 was a 14-week quarter, whereas the first, second and third quarters were 13-week quarters.

STOCK INFORMATION



SYMBOL: LSI                                          Stock Price Range:
WHERE TRADED: NYSE                                                                    1993                1992
SHARES OUTSTANDING: 49,728,169                       First Quarter         $10.25 - $14.12      $7.50 - $ 9.88
AVERAGE DAILY VOLUME FOR 1993: 399,033               Second Quarter         10.50 -  15.50       5.88 -   8.12
12-MONTH PRICE RANGE: 10 1/4 - 19 1/4                Third Quarter          14.25 -  19.25       4.88 -   6.88
INVESTOR CONTACT: Bruce Entin, Vice President        Fourth Quarter         13.00 -  17.12       5.38 -  11.12
                  Investor Relations and                                    --------------       -------------
                  Corporate Communications           Year                  $10.25 - $19.25      $4.88 - $11.12
                  Tel: 408.433.4067                                         --------------       -------------
                                                                            --------------       -------------





STOCK PRICE MOVEMENT                    TRADING VOLUME
($ per share)                           (millions of shares)

[The diagram is a graph showing the     [The diagram is a graph showing the
months of the years 1992 and 1993       months of the years 1992 and 1993
on the X-axis and dollars on the        on the X-axis and numbers of shares
Y-axis, ranging from $0 to $20 and      on the Y-axis, ranging from 0 to 14
the movement of the price of the        million shares and the volume of the
common stock during those periods.]     shares of the common stock traded
                                        during those periods.]


LSI LOGIC LOGO DESIGN AND EMBEDDED ARRAY ARE REGISTERED TRADEMARKS, AND COREWARE, ATMIZER AND CASCADE ARE TRADEMARKS OF LSI LOGIC CORPORATION. ALL OTHER BRAND AND PRODUCT NAMES MAY BE TRADEMARKS OF THEIR RESPECTIVE COMPANIES.

ELEVEN YEAR CONSOLIDATED SUMMARY



FOR THE YEARS ENDED DECEMBER 31,
(In thousands, except per share amounts)                                    1993           1992           1991

REVENUES                                                               $ 718,812      $ 617,468      $ 697,838
                                                                        --------       --------       --------
Costs and expenses:
   Cost of revenues                                                      438,523        408,318        457,692
   Research and development                                               78,995         78,825         80,802
   Selling, general and administrative                                   117,452        129,254        136,811
   Restructuring of operations and other non-recurring charges                 -        101,785          5,626
                                                                        --------       --------       --------
      Total costs and expenses                                           634,970        718,182        680,931
                                                                        --------       --------       --------

INCOME (LOSS) FROM OPERATIONS                                             83,842       (100,714)        16,907
Interest expense                                                          (9,621)       (11,567)       (19,371)
Interest income and other                                                  6,500         12,413         14,722
                                                                        --------       --------       --------
Income (loss) before income taxes, minority interest
   and extraordinary credit                                               80,721        (99,868)        12,258
Provision for income taxes                                                24,221          8,521          6,129
                                                                        --------       --------       --------
Income (loss) before minority interest and extraordinary credit           56,500       (108,389)         6,129
Minority interest in net income (loss) of subsidiaries                     2,750          1,819         (2,212)
                                                                        --------       --------       --------
Income (loss) before extraordinary credit                                 53,750       (110,208)         8,341
                                                                        --------       --------       --------
Extraordinary credits resulting from gain on retirement of debt                -              -              -

NET INCOME (LOSS)                                                      $  53,750      $(110,208)      $  8,341
                                                                        --------       --------       --------
                                                                        --------       --------       --------
PRIMARY INCOME (LOSS) PER SHARE
   Income (loss) before extraordinary credit                           $    1.09      $   (2.48)      $    .19
   Extraordinary credit                                                        -              -              -
                                                                        --------       --------       --------
   Net income (loss)                                                   $    1.09      $   (2.48)      $    .19
                                                                        --------       --------       --------
                                                                        --------       --------       --------
FULLY DILUTIVE INCOME PER SHARE                                        $    1.05
                                                                        --------       --------       --------
                                                                        --------       --------       --------
YEAR-END STATUS
   Total assets                                                        $ 852,706      $ 739,075      $ 748,456
   Long-term debt                                                      $ 220,005      $ 191,527      $ 166,107
   Stockholders' equity                                                $ 292,434      $ 197,728       $293,075

* AMOUNTS HAVE BEEN RESTATED TO REFLECT RETROACTIVE ADOPTION OF FINANCIAL ACCOUNTING STANDARDS NO. 96, "ACCOUNTING FOR INCOME TAXES," DURING 1991, THE IMPACT OF RETROACTIVE ADOPTION TO PERIODS TO 1986 WAS NOT MATERIAL.

   CERTAIN RECLASSIFICATIONS HAVE BEEN MADE TO THE 1991, 1990, 1989 AND 1988 CONSOLIDATED STATEMENTS OF OPERATIONS TO CONFORM TO THE 1992 PRESENTATION.





FOR THE YEARS ENDED DECEMBER 31,
(In thousands, except per share amounts)                                   1990*          1989*          1988*          1987*

REVENUES                                                               $ 655,491      $ 546,870      $ 378,908      $ 262,131
                                                                        --------       --------       --------       --------
Costs and expenses:
   Cost of revenues                                                      443,759        381,544        226,625        168,403
   Research and development                                               60,196         52,457         36,964         28,919
   Selling, general and administrative                                   117,318         99,885         80,145         55,726
   Restructuring of operations and other non-recurring charges            44,000         43,000          9,046              -
                                                                        --------       --------       --------       --------
      Total costs and expenses                                           665,273        576,886        352,780        253,048
                                                                        --------       --------       --------       --------
INCOME (LOSS) FROM OPERATIONS                                             (9,782)       (30,016)        26,128          9,083
Interest expense                                                         (21,256)       (17,341)       (11,347)        (9,903)
Interest income and other                                                 12,517         12,494         16,421         18,114
                                                                        --------       --------       --------       --------
Income (loss) before income taxes, minority interest
   and extraordinary credit                                              (18,521)       (34,863)        31,202         17,294
Provision for income taxes                                                11,685          1,476         18,322          7,031
                                                                        --------       --------       --------       --------
Income (loss) before minority interest and extraordinary credit          (30,206)       (36,339)        12,880         10,263
Minority interest in net income (loss) of subsidiaries                     1,065         (5,085)        (5,623)          (483)
                                                                        --------       --------       --------       --------
Income (loss) before extraordinary credit                                (31,271)       (31,254)        18,503         10,746
Extraordinary credits resulting from gain on retirement of debt              955              -            859            594
                                                                        --------       --------       --------       --------
NET INCOME (LOSS)                                                      $ (30,316)     $ (31,254)     $  19,362      $  11,340
                                                                        --------       --------       --------       --------
                                                                        --------       --------       --------       --------
PRIMARY INCOME (LOSS) PER SHARE
   Income (loss) before extraordinary credit                           $    (.74)     $    (.76)     $     .45      $     .27
   Extraordinary credit                                                      .02              -            .02            .01
                                                                        --------       --------       --------       --------
   Net income (loss)                                                   $    (.72)     $    (.76)     $     .47      $     .28
                                                                        --------       --------       --------       --------
                                                                        --------       --------       --------       --------
FULLY DILUTIVE INCOME PER SHARE

YEAR-END STATUS
   Total assets                                                        $ 771,682      $ 755,109      $ 783,751      $ 699,398
   Long-term debt                                                      $ 189,795      $ 204,443      $ 191,857      $ 187,909
   Stockholders' equity                                                $ 267,729      $ 286,660      $ 327,277      $ 309,243





FOR THE YEARS ENDED DECEMBER 31,
(In thousands, except per share amounts)                                   1986*           1985           1984          1983*

REVENUES                                                               $ 194,335      $ 140,012      $  84,486      $  34,835
                                                                        --------       --------       --------       --------
Costs and expenses:
   Cost of revenues                                                      129,150         88,508         47,470         19,264
   Research and development                                               21,558         14,386         11,851          4,372
   Selling, general and administrative                                    40,200         26,759         15,579          5,875
   Restructuring of operations and other non-recurring charges                 -              -              -
                                                                        --------       --------       --------       --------
      Total costs and expenses                                           190,908        129,653         74,900         29,511
                                                                        --------       --------       --------       --------
INCOME (LOSS) FROM OPERATIONS                                              3,427         10,359          9,586          5,324
Interest expense                                                          (6,883)        (8,141)        (6,059)        (1,171)
Interest income and other                                                 11,991         13,168         16,973          9,816
                                                                        --------       --------       --------       --------
Income (loss) before income taxes, minority interest
   and extraordinary credit                                                8,535         15,386         20,500         13,969
Provision for income taxes                                                 3,103          4,739          4,888          1,397
                                                                        --------       --------       --------       --------
Income (loss) before minority interest and extraordinary credit            5,432         10,647         15,612         12,572
Minority interest in net income (loss) of subsidiaries                       564            533            155              -
                                                                        --------       --------       --------       --------
Income (loss) before extraordinary credit                                  4,868         10,114         15,457         12,572
Extraordinary credits resulting from gain on retirement of debt                -              -              -              -
                                                                        --------       --------       --------       --------
NET INCOME (LOSS)                                                      $   4,868      $  10,114      $  15,457      $  12,572
                                                                        --------       --------       --------       --------
                                                                        --------       --------       --------       --------
PRIMARY INCOME (LOSS) PER SHARE
   Income (loss) before extraordinary credit                           $     .12      $     .26      $     .40      $     .37
   Extraordinary credit                                                        -              -              -              -
                                                                        --------       --------       --------       --------
   Net income (loss)                                                   $     .12      $     .26      $     .40      $     .37
                                                                        --------       --------       --------       --------
                                                                        --------       --------       --------       --------
FULLY DILUTIVE INCOME PER SHARE

YEAR-END STATUS
   Total assets                                                        $ 451,404      $ 372,456      $ 317,748      $ 210,620
   Long-term debt                                                      $ 106,908      $  81,887      $  67,190      $  21,422
   Stockholders' equity                                                $ 252,002      $ 231,527      $ 205,517      $ 176,010


