Form 10-K405, Exhibit 13
period 1995-12-31
LSI LOGIC CORP
filed 1996-03-27
CIK 703360

                                  EXHIBIT 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Revenues for LSI Logic increased 41% to $1.3 billion in 1995 compared to $902 million in 1994. Income from operations was $319 million in 1995 compared to $158 million in 1994. Net income was $238 million in 1995 compared to $109 million in 1994. Fully diluted earnings per share increased to $1.75 per share in 1995 from $0.92 per share in 1994.

The improvement in operating income during 1995 resulted primarily from increased product demand, greater factory utilization, improved plant efficiencies and a shift in product mix combined with management's continuing cost containment efforts. In addition, the Company increased its volume output capabilities during 1995 through continued expansion of its Japanese and U.S. manufacturing facilities. The Company continued to focus its efforts on key strategic products resulting in higher probability on increased revenues for each quarter throughout 1995.

While management believes that the discussion and analysis in this report is adequate for a fair presentation of the information, it is recommended that this discussion and analysis be read in conjunction with the remainder of the Company's Annual Report on Form 10-K for the year ended December 31, 1995. The Company operates on a 52/53 week fiscal year which ends on the Sunday closest to December 31. Fiscal years 1995 and 1994 were 52 week years, whereas 1993 was a 53 week year.

Statements in this discussion and analysis contain forward looking information and involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any future performance suggested herein.

Results of Operations

Revenue. The Company operates in one industry segment in which it designs, develops, manufactures and markets application-specific integrated circuits (ASICs) and related products and services. Design and services revenues include engineering design services, licensing of LSI Logic's advanced design tools software, and technology transfer and support services. LSI Logic customers have used these services in the design of increasingly advanced integrated circuits characterized by increased functionality and performance. The proportion of revenues from ASIC design and related services compared to component product sales varies among customers depending upon their specific requirements. The following table describes revenues from component products and design and services as a percentage of total revenues:

                                                     1995              1994             1993
Component products                                   94%               89%              87%

Design and services                                  6%                11%              13%
                                                     --                ---              ---
                                                     100%              100%             100%


Total revenues grew to $1.3 billion in 1995 from $902 million in 1994. Total component revenues grew to $1.2 billion in 1995 from $803 million in 1994. The increase in total revenues and component revenues as a percentage of total revenues during 1995 was primarily attributable to increased customer demand for products utilizing the Company's advanced technologies and higher average selling prices. Increased manufacturing capacity at the Company's Japanese and U.S. manufacturing facilities enabled it to meet higher customer demand. Design and services revenue decreased to $67 million in 1995 from $99 million in 1994. The decrease is primarily attributable to a decline in nonrecurring engineering
(NRE) revenue as the Company focused its resources on large volume production opportunities and more complex CoreWare designs, which has resulted in the Company undertaking fewer engineering projects for customers.

Total revenues grew to $902 million in 1994 from $719 million in 1993. Total revenue growth and the increase in component product revenue as a percentage of total revenues in 1994 was primarily attributable to increased customer demand for the Company's products, including the Company's system-on-a-chip CoreWare products, the introduction of new products and increased manufacturing capacity as the Company's Japanese affiliate started volume production at its newest wafer manufacturing facility in 1994.

Operating costs and expenses. Key elements of the consolidated statements of operations, expressed as a percentage of revenues, were as follows:

                                                                       1995             1994              1993
Gross profit margin                                                    47.5%            42.3%             39.0%
Research and development expense                                        9.8%            11.0%             11.0%
Selling, general and administrative expense                            12.6%            13.9%             16.3%
Income from operations                                                 25.1%            17.5%             11.7%

Gross margin. The gross margin percentage continued to improve in 1995 and 1994 primarily as a result of greater factory utilization and improved plant efficiencies at the Company's Japanese wafer manufacturing facilities. Changes in the product mix and increasing usage of low-cost assembly and test subcontractors also contributed favorably to gross margin in both 1995 and 1994.

The Company's operating environment combined with the resources required to operate in the semiconductor industry requires managing a variety of factors such as product mix, factory capacity and utilization, manufacturing yields, availability of certain raw materials, terms negotiated with third-party subcontractors and foreign currency fluctuations. Production capability is expected to continue to increase during the first quarter of 1996 due to an increase in manufacturing capacity resulting primarily from the installation of additional production equipment in the Company's Japanese wafer manufacturing facilities and improving manufacturing yields. However, lower factory utilization in the fourth quarter of 1995 may be expected to have a negative impact on gross margin in the first quarter of 1996. If demand for the Company's products does not absorb this additional capacity at a sufficient rate, the Company's gross margin and operating results could be negatively impacted in future periods.

Changes in the relative strength of the yen may have a greater impact on the Company's gross margin than other foreign exchange fluctuations due to the Company's large wafer fabrication operations in Japan. Although the average weighted yen exchange rate for 1995 increased approximately 8% from 1994, the effect on gross margin and net income was not material as the Company's yen denominated sales offset a substantial portion of its yen denominated costs during those periods, and the Company hedged a majority of its remaining yen exposures (see Note 4 of Notes to Consolidated Financial Statements). However, there can be no assurance that future changes in the relative strength of the yen or mix of foreign denominated revenues and costs will not have a material effect on gross margin or operating results.

Research and development. Total research and development (R&D) expenses increased by $25 million in 1995; however, as a percentage of revenues they declined to approximately 10% from 11% in 1994. The increase in R&D expenses is primarily attributable to increased staffing levels as the Company continues to invest in the development of more advanced technology submicron products and the related manufacturing, packaging and design processes. The decline in R&D expenses as a percentage of revenues during 1995 was due to partial utilization of the Company's R&D facility to increase production of its 0.5-micron products as well as overall increases in total revenues. R&D expenses in 1994 compared to 1993 remained approximately the same as a percentage of revenues. The Company continues to be committed to technological leadership in the high-performance semiconductor market and anticipates maintaining its investment in R&D at a rate between 10-12% of revenues in future years. During 1996, this investment is expected to be primarily for development of new advanced products, development of advanced manufacturing processes and enhancements to the Company's design automation software capability.

Selling, general and administrative. Selling, general and administrative (SG&A) expenses increased $34 million and $7 million in 1995 and 1994, respectively, primarily as a result of increased staffing levels in both years. SG&A expenses as a percentage of revenue decreased to 13% in 1995 compared to 14% in 1994 and 16% in 1993. The decline in SG&A expenses as a percentage of revenue in 1995 and 1994 primarily reflects the trend of more rapidly increasing revenues across these periods. The Company expects that SG&A expenses will continue to increase in absolute dollars, although such expenses may fluctuate as a percentage of revenue on a quarterly basis.

Interest expense. Interest expense decreased $2 million in 1995 as compared to 1994. The 1995 decrease is primarily due to continued reduction of bank borrowings and declining interest rates related to yen denominated borrowings. The increase in interest expense of $9 million in 1994 as compared to 1993 was primarily due to the discontinuance of interest capitalization from the Japanese wafer fabrication facility, the Company's issuance of 5 and

1/2% Convertible Subordinated Notes of $144 million and an increase in interest rates. These increases were offset in part by the redemption of the 6 and 1/4% Convertible Subordinated Debentures during 1994 (see Note 7 of Notes to Consolidated Financial Statements).

Interest and other income. Interest and other income increased $16 million in 1995 from 1994 due primarily to higher interest income as a result of higher cash and investment balances from two public stock offerings during 1995. The increase in interest and other income of $10 million in 1994 from 1993 is due principally to increased interest income as a result of higher average cash and investment balances compared to 1993 and higher average interest rates during 1994. Other income increased due to larger foreign currency gains, offset partially by increased goodwill amortization attributable to the repurchases of minority interest holdings throughout 1994.

Provision for income taxes. In 1995 and 1994, the Company's effective tax rate was 28%. The tax rate was lower than the U.S. statutory rate primarily due to earnings of the Company's foreign subsidiaries being taxed at lower rates and the utilization of prior loss carryovers and other tax credits. The Company's effective tax rate in 1993 was 30%.

Minority interest. The changes in minority interest between 1995, 1994 and 1993 were primarily attributable to the repurchase of minority held shares of LSI Logic Japan Semiconductor, Inc. (JSI), formerly known as Nihon Semiconductor, Inc., LSI Logic Corporation of Canada, Inc. and LSI Logic K.K. in 1995 and 1994 (see Notes 2 and 11 of Notes to Consolidated Financial Statements) and the composition of earnings and losses among certain of the Company's international affiliates for each of the respective years.

Restructuring. In 1992, the Company's cost structure, combined with worldwide economic conditions and declines in the military, aerospace, European and personal computer markets, made it difficult to achieve profitability. The high cost of manufacturing in Europe and the continuing losses on chipset products were the primary contributors to the need to restructure. Rather than attempt to address the problems with a short-term view, the Company determined that a comprehensive, fundamental restructuring of its approach to product emphasis and getting its products to market would better serve the Company's long-term profitability goals. The Company's restructuring plan, implemented in the third quarter of 1992, contemplated revising its global manufacturing strategy, streamlining operations, discontinuing certain commodity products and focusing its product strategy on high-end technology solutions. Specifically, it involved the shutdown of the Braunschweig, Germany test and assembly facility, the planned phase-out of the Milpitas, California wafer fabrication facility, the consolidation of certain U.S. manufacturing operations, the downsizing of the chipset operation of its former subsidiary, Headland Technology Inc., and severance costs for approximately 500 employees worldwide. The $102 million restructuring charge included: the write-down and write-off of manufacturing facilities, equipment and improvements; the estimated operating costs attributable to the phase-out, closure and consolidation of these manufacturing facilities; the write-down of commodity chipset product inventories; the severance of manufacturing and other personnel; the consolidation of certain U.S. and foreign sales offices, design centers and administrative organizations; and certain legal matters and other costs.

The following table sets forth the Company's 1992 restructuring expense, remaining reserves at December 31, 1994 and 1995 (which are accounted for as components of fixed assets, inventories and current liabilities) and charges taken from the date the restructuring commenced through December 31, 1994 and during 1995:

                       1992
                       Restructuring                                    Balance                                        Balance
(In thousands)         Expense         Utilized*       Adjusted        12/31/94       Utilized*       Adjusted        12/31/95
Write-down of
manufacturing
 facility(a)            $ 14,700       $(28,700)       $ 14,000        $   --         $   --          $   --          $   --
Other fixed
 asset related
 charges(b)               35,500        (21,100)         (3,300)         11,100           (500)         (8,700)          1,900
Other provisions
 for phase-down
and consolidation
of manufacturing
facilities(b)             13,500         (9,200)           (800)          3,500           (700)           --             2,800
Payments to
 employees for
 severance(c)              8,000         (5,400)         (1,100)          1,500           (300)         (1,200)

Write-down of
inventories(a)            10,900         (8,800)         (2,100)           --             --              --              --
Relocation, lease
 terminations and
 other(b)                 19,200         (3,300)         (6,700)          9,200           (100)          9,900          19,000
Total                   $101,800       $(76,500)       $   --          $ 25,300       $ (1,600)            $--        $ 23,700


*   NET OF CURRENCY TRANSLATION ADJUSTMENTS.

(a)      Amounts utilized represent non-cash charges.

(b) Amounts utilized represent both cash and non-cash charges. Cumulative cash charges totaled $14 million.

(c) Amounts utilized represent cash payments related to the severance of approximately 400 employees.

By the end of 1994, the Company had completed the following actions in accordance with its original plan:

(1) Phased-out the German test and assembly operations: Restructuring reserves were utilized for employee terminations ($4 million), fixed asset dispositions ($7 million), inventory write-offs ($3 million) and other fixed asset related charges ($4 million). In addition, the German facility was written down ($29 million) for its full book value. Operating losses incurred during the phase-out period and ongoing maintenance costs ($6 million) associated with the facility were also applied against the reserves.

(2) Discontinued the chipset business: Restructuring reserves were utilized for inventory write-downs ($3 million) and other costs including those associated with abandoned facility leases ($2 million).

(3) Phased-down its Milpitas wafer manufacturing facility: Restructuring reserves were used for fixed asset dispositions ($6 million), inventory write-offs ($3 million) and other costs ($3 million).

(4) Phased-down certain U.S. assembly and test operations: Restructuring reserves were used for fixed asset write-offs ($2 million).

(5) Consolidated certain U.S. sales offices and design centers: Restructuring reserves were used for employee terminations ($1 million), lease terminations ($1 million) and fixed asset write-offs ($2 million).

During 1995, $1.6 million was charged against the restructuring reserves. These charges primarily included the write-off and disposition of equipment associated with U.S. manufacturing operations and ongoing maintenance costs of its vacant German facility, offset in part by an increase in reserves due to translation adjustments as a result of the strengthening Deutschemark. In response to changing economic conditions, the Company modified its original restructuring plan in the second quarter of 1995 and upgraded its Milpitas, California facility to enable production of more advanced technology products. The Company also substantially completed the phase-down of its U.S. assembly and test operation. These actions resulted in excess reserves of approximately $12 million which were used to offset increases in the reserves for legal and other corporate matters, which include reserves for the jury verdict against the Company during the second quarter of 1995 in the Texas Instruments litigation (see Note 11 of Notes to Consolidated Financial Statements).

Remaining reserves at December 31, 1995 include approximately $4.7 million for remaining costs related to the California manufacturing facilities and continued maintenance of the vacant Braunschweig facility and $19 million for legal and other corporate matters. Management believes that the total reserves established are adequate to cover uncertainties in connection with these matters.

Factors that may affect future operating results. The Company believes that its future operating results will continue to be subject to quarterly variations based upon a wide variety of factors, including the cyclical nature of both the semiconductor industry and the markets addressed by the Company's products, the availability and extent of utilization of manufacturing capacity, fluctuations in manufacturing yields, price erosion, competitive factors, the timing of new product introductions, changes in product mix, product obsolescence and the ability to develop and implement new technologies. The Company's operating results could also be impacted by sudden fluctuations in customer requirements, currency exchange rate fluctuations and other economic conditions affecting customer demand and the cost of operations in one or more of the global markets in which the Company does business. As a participant in the semiconductor industry, the Company operates in a technologically advanced, rapidly changing and highly competitive environment. The Company predominantly sells custom products to customers operating in a similar environment. Accordingly, changes in the conditions of any of the Company's customers may have a greater impact on the Company than if the Company offered standard products that could be sold to many purchasers. While the Company cannot predict what effect these various factors may have on its financial results, the aggregate effect of these and other factors could result in significant volatility in the Company's future performance. To the extent the Company's performance may not meet expectations published by external sources, public reaction could result in a sudden and significant adverse impact on the market price of the Company's securities, particularly on a short-term basis.

The Company has international subsidiaries which operate and sell the Company's products in various global markets. The Company purchases a substantial portion of its raw materials and equipment from foreign suppliers, and incurs labor and other operating costs, particularly at its Japanese manufacturing facilities, in foreign currencies. As a result, the Company is exposed to international factors such as changes in foreign currency exchange rates or weak economic conditions of the respective countries in which the Company operates. The Company utilizes forward exchange and currency swap contracts to manage its exposure associated with currency fluctuations on intercompany transactions and certain foreign currency denominated commitments. At December 31, 1995, the Company had various forward exchange and currency swap contracts outstanding (see Note 4 of Notes to Consolidated Financial Statements). These contracts hedge intercompany loans and a portion of the Company's yen denominated commitments for the first and second quarters of 1996.

The Company's corporate headquarters and manufacturing facilities are located near major earthquake faults. As a result, in the event of a major earthquake, the Company could suffer damages which could materially and adversely affect the operating results and financial condition of the Company.

Financial Condition and Liquidity

Cash, cash equivalents and short-term investments rose to $686 million at December 31, 1995 from $429 million at December 31, 1994. The increase of $257 million is primarily attributable to net proceeds from two stock offerings in February and July 1995 of approximately $158 million and $247 million, respectively, cash flows from operations of $294 million and proceeds from borrowings of $83 million, partially offset by capital additions of approximately $233 million, the acquisition of all minority owned stock in the Company's Japanese manufacturing subsidiary, JSI, for $126 million and its Canadian subsidiary for $32 million and $110 million in repayments of debt obligations.

During 1995, the Company generated $294 million of cash and cash equivalents from its operating activities, compared to $255 million during 1994. The increase in cash and cash equivalents provided from operations as compared to 1994 was primarily attributable to an increase in net income before depreciation and amortization and increases in accrued and other liabilities, offset in part by increases in accounts receivable, prepaid and other assets and inventories. Increased sales and manufacturing activities in response to rising customer demand contributed to increases in accounts receivable, inventories and accrued liabilities. The increase in prepaid and other current assets was primarily attributable to the inclusion of a receivable from land sold in 1995 and equipment held for sale to leasing companies.

Cash and cash equivalents used in investing activities totalled $730 million during 1995. The primary investing activities included increased investments in debt and equity securities, purchases of property and equipment, acquisitions of stock in subsidiaries from minority interest holders (see Note 2 of Notes to Consolidated Financial Statements) and an investment in Chartered Semiconductor Manufacturing Pte. Ltd. (CSM). The Company believes that maintaining technological leadership in the highly competitive worldwide semiconductor industry requires substantial ongoing investment in advanced manufacturing capacity. Net capital additions during 1995 of $233 million were primarily for capacity expansion at the Japanese and U.S. wafer fabrication facilities, the upgrade of the U.S. research and development facilities and construction costs related to a new wafer fabrication facility in Oregon (see below), net of retirements and $152 million of equipment refinanced through operating leases by the Company's Japanese manufacturing subsidiary (see Note 11 of Notes to the Consolidated Financial Statements). In August 1995, the Company announced that it selected Gresham, Oregon as the site for a new eight-inch wafer manufacturing facility and began construction. The initial phase is expected to require capital spending of approximately $600 to $800 million over the next 24 months. Management expects capital additions, excluding operating lease activity, to approximate $300 to $350 million in 1996. In February 1995, the Company subscribed to purchase shares in CSM for approximately $20 million, of which payments of approximately $14 million were made during 1995 and approximately $6 million in January 1996. Transfer of the shares is restricted for five years or until the listing of CSM stock upon a recognized stock exchange, whichever occurs sooner.

Cash and cash equivalents provided from financing activities totaled $397 million related to net proceeds received by the Company from two stock offerings in February and July 1995, partially offset by a net reduction in borrowings. In December 1995, the Company cancelled its $60 million revolving credit facility. Also, in December 1995 the Company's manufacturing subsidiary, JSI, entered into a 25 billion yen credit line arrangement. As of December 31, 1995, JSI had 3 billion yen ($29 million) outstanding under the facility and in January 1996, JSI drew down an additional 6 billion yen ($58 million) (see Note 7 of Notes to Consolidated Financial Statements). The Company will utilize a portion of these funds to repay certain JSI borrowings of approximately 4.7 billion yen ($44 million). In addition, JSI entered into a 15 billion yen operating lease arrangement during June 1995 which will be fully utilized as of January 1996 (see Note 11 of Notes to Consolidated Financial Statements). Each of the Company's significant foreign affiliates have lines of credit available for local currency borrowings. These other foreign bank lines of credit were not material as of December 31, 1995.

The Company believes that its level of financial resources is an important competitive factor in its industry. Accordingly, the Company may, from time to time, seek additional equity or debt financing. The Company believes that existing liquid resources and funds generated from operations combined with funds from such financing and its ability to borrow funds will be adequate to meet its operating and capital requirements and obligations through the foreseeable future. There can be no assurance that such additional financing will be available when needed or, if available, will be on favorable terms. Any future equity financing will decrease existing stockholders' percentage equity ownership and may, depending on the price at which the equity is sold, result in dilution.

Consolidated Statements of Operations

Year Ended December 31,
(In thousands, except per share amounts)                     1995               1994               1993
Revenues                                              $ 1,267,657        $   901,830        $   718,812
Costs and expenses:
Cost of revenues                                          665,673            520,150            438,523
Research and development                                  123,892             98,978             78,995
Selling, general and administrative                       159,393            124,936            117,452
         Total costs and expenses                         948,958            744,064            634,970
Income from operations                                    318,699            157,766             83,842
Interest expense                                          (16,349)           (18,455)            (9,621)
Interest income and other                                  32,593             16,858              6,500
Income before income taxes
 and minority interest                                    334,943            156,169             80,721
Provision for income taxes                                 93,781             43,679             24,221
Income before minority interest                           241,162            112,490             56,500
Minority interest in net income of subsidiaries             3,042              3,747              2,750
Net income                                            $   238,120        $   108,743        $    53,750
Net income per share:
         Primary                                      $      1.86        $      0.99        $      0.54
         Fully diluted                                $      1.75        $      0.92        $      0.53
Common shares and common share equivalents
used in computing per share amounts:
         Primary                                          128,022            109,906             99,062
         Fully diluted                                    139,768            125,428            109,626

See notes to consolidated financial statements

Consolidated Balance Sheets

December 31,

(In thousands, except per share amount)                             1995             1994
Assets
Cash and cash equivalents                                       $  172,780       $  224,503
Short-term investments                                             512,765          204,008
Accounts receivable, less allowance for doubtful accounts
of $3,486 and $4,044                                               230,980          152,244
Inventories                                                        139,857          107,824
Prepaid expenses and other current assets                           80,348           42,275
         Total current assets                                    1,136,730          730,854
Property and equipment, net                                        638,282          495,549
Other assets                                                        74,575           43,971
         Total assets                                           $1,849,587       $1,270,374
Liabilities and Stockholders' Equity
Accounts payable                                                $  165,725       $  165,612
Accrued salaries, wages and benefits                                34,825           29,251
Accrued restructuring costs                                         22,700           19,800
Other accrued liabilities                                           42,315           30,192
Income taxes payable                                                73,649           38,916
Current portion of long-term obligations                            56,569           24,167
         Total current liabilities                                 395,783          307,938
Long-term obligations                                              222,388          288,496
Deferred income taxes                                                8,514            6,861
Minority interest in subsidiaries                                    6,656          122,173
Commitments and contingencies                                         --               --
Stockholders' equity:
Preferred shares; 2,000 shares authorized                             --               --
Common stock; $.01 par value; 250,000 shares authorized:
129,303 and 114,287 shares outstanding                               1,293            1,143
Additional paid-in capital                                         853,538          401,268
Retained earnings                                                  305,190           67,070
Cumulative translation adjustment                                   56,225           75,425
         Total stockholders' equity                              1,216,246          544,906
Total liabilities and stockholders' equity                      $1,849,587       $1,270,374

See notes to consolidated financial statements

Consolidated Statements of Cash Flows


Year Ended December 31,
(In thousands)                                          1995           1994           1993
operating activities:
Net income                                            $238,120       $108,743       $ 53,750
Adjustments:
Depreciation and amortization                          135,197        103,648         65,417
Minority interest in net income of subsidiaries          3,042          3,747          2,750

Changes in:
Accounts receivable                                        (81,343)         (21,998)         (14,121)
Inventories                                                (31,164)         (34,051)          (3,596)
Prepaid expenses and other assets                          (45,226)          (5,494)             741
Accounts payable                                             3,054           93,578          (52,136)
Accrued and other liabilities                               81,190           18,367           29,952
Accrued restructuring costs                                 (8,376)         (11,702)          (9,167)
Net cash provided by operating activities                  294,494          254,838           73,590
investing activities:
Purchase of debt and equity securities
 available-for-sale                                       (613,703)        (292,584)            --
Maturities and sales of debt and equity securities
available-for-sale                                         302,060          167,152             --
Purchase of restricted equity securities                   (13,966)            --               --
Change in other short-term investments
 held-to-maturity                                             --               --            (15,476)
Purchases of property and equipment,
 net of retirements                                       (232,723)        (166,421)         (87,899)
Acquisition of stock from minority
 interest holders                                         (171,843)         (14,173)            (970)
Net cash used in investing activities                     (730,175)        (306,026)        (104,345)
financing activities:
Issuance of Convertible Subordinated Notes                    --            143,750             --
Proceeds from borrowings                                    83,294            5,061           57,588
Repayment of debt obligations                             (110,126)         (23,883)         (26,866)
Repurchase of Convertible Subordinated
Debentures                                                    --             (1,112)          (5,000)
Issuance of common stock, net                              423,520           17,203           28,797
Net cash provided by financing activities                  396,688          141,019           54,519
Effect of exchange rate changes on cash
and cash equivalents                                       (12,730)          13,353           10,452
Increase (decrease) in cash and cash
 equivalents                                               (51,723)         103,184           34,216
Cash and cash equivalents at beginning
 of period                                                 224,503          121,319           87,103
Cash and cash equivalents at end of period               $ 172,780        $ 224,503        $ 121,319

Schedule of noncash transactions:
Conversion of subordinated debentures to
 common stock                                            $    --          $  97,104        $    --
Tax benefit of employee stock transactions               $  28,900        $  13,674        $    --


See notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

                             Common Stock           Additional       Retained       Cumulative
                                                     Paid-in         Earnings       Translation
(In thousands)             Shares      Amount        Capital         (Deficit)      Adjustment          Total
Balances at
December 31, 1992          90,819     $    908       $ 244,725       $ (95,423)       $  47,518       $ 197,728

Issuance to
employees under
stock option
and purchase plans          8,636           87          28,710                                           28,797

Aggregate adjustment
from translation of
financial statements
 into U.S. dollars                                                                        12,159         12,159

Net income                                                              53,750                           53,750

Balances at
December 31, 1993          99,455          995          273,435        (41,673)           59,677        292,434

Issuance to employees
under stock option
and purchase plans          5,118           51           17,152                                          17,203

Tax benefit of employee
 stock transactions                                      13,674                                          13,674

Issuance upon conversion
 of 6 and 1/4%
 debentures                 9,714           97           97,007                                          97,104

Aggregate adjustment
 from translation of
 financial statements
 into U.S. dollars                                                                        15,748         15,748

Net income                                                             108,743                          108,743

Balances at
December 31, 1994         114,287        1,143          401,268         67,070            75,425        544,906

Issuance of common
 stock under
public offerings           12,075          121          404,745                                         404,866

Issuance to employees
under stock option
and purchase plans          2,941           29           18,625                                          18,654

Tax benefit of

                           Common Stock        Additional   Retained       Cumulative
                                               Paid-in      Earnings       Translation
(In thousands)             Shares   Amount     Capital      (Deficit)      Adjustment          Total
employee stock
 transactions                                                 28,900                           28,900
Aggregate adjustment
 from translation of
financial statements
 into U.S. dollars                                                          (19,200)          (19,200)
Net income                                                   238,120                          238,120

Balances at
 December 31, 1995         129,303  $1,293      $853,538     $305,190       $56,225        $1,216,246

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

Note 1 - Nature of Business and Significant Accounting Policies Nature of Business - LSI Logic Corporation (the Company) designs, develops and manufactures high performance application-specific integrated circuits (ASICs) which it markets primarily to original equipment manufacturers in the electronic data processing, telecommunications and certain office automation industries worldwide.

Basis of presentation - The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. Assets and liabilities of certain foreign operations are translated to U.S. dollars at current rates of exchange, and revenues and expenses are translated using weighted average rates. Accounts denominated in foreign currencies have been remeasured into functional currencies before translation into U.S. dollars. Foreign currency transaction gains and losses are included as a component of interest income and other. Gains and losses from foreign currency translation are included as a separate component of stockholders' equity.

Minority interest in subsidiaries represents the minority stockholders' proportionate share of the net assets and results of operations of the Company's majority-owned subsidiaries. Sales of common stock of the Company's subsidiaries and repurchases of such shares may result in changes in the Company's proportionate share of the subsidiaries' net assets. The Company reflects such changes as an element of additional paid-in-capital.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's fiscal year ends on the Sunday closest to December 31. For presentation purposes, the consolidated financial statements and notes refer to December 31 as year end. Fiscal years 1995 and 1994 were 52 week years, whereas 1993 was a 53 week year.

Cash equivalents and short-term investments - All highly liquid investments purchased with an original maturity of 90 days or less are considered to be cash equivalents. Marketable short-term investments are accounted for as available-for-sale. Cash equivalents are accounted for as held-to-maturity. Management determines the appropriate classification of debt and equity securities at the time of purchase and reassesses the classification at each reporting date. Investments in debt and equity securities classified as held-to-maturity are reported at amortized cost and securities available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of stockholders' equity. Unrealized gains and losses at December 31, 1995 and 1994 were not material. Realized gains and losses are based on the book value of specific securities sold and were immaterial during 1995, 1994 and 1993.

Concentration of credit risk of financial instruments - Financial instruments which potentially subject the Company to credit risk consist of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. A majority of the Company's trade receivables are derived from sales to large multinational computer, telecommunication and electronics manufacturers, with the remainder distributed across other industries. Amounts due from the Company's largest customer in 1995 and two largest customers in 1994 accounted for 16% and 18% of trade receivables at December 31, 1995 and 1994, respectively. During 1995, the Company sold approximately $28 million (discounted at short-term yen borrowing rates, averaging 1.1%) of its Japanese sales affiliate's accounts receivable through financing programs with certain Japanese banks. Related losses were immaterial. Concentrations of credit risk with respect to all other trade receivables are considered to be limited due to the quantity of customers comprising the Company's customer base and their dispersion across industries and geographies. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as considered necessary. Write-offs of uncollectible amounts have been immaterial.

Fair value of financial instruments - The estimated fair value amounts have been determined by the Company, using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts. The estimated fair value of the Company's long-term debt was $500 million and $360 million at December 31, 1995 and 1994, respectively. The estimated fair value of all other financial instruments at December 31, 1995 and 1994 was not materially different from the values presented in the consolidated balance sheets.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis for raw materials and is computed on a currently adjusted standard basis (which approximates first-in, first-out) for work-in-process and finished goods.

Property and equipment - Property and equipment is recorded at cost and includes interest on funds borrowed to finance construction. Depreciation and amortization are calculated based on the straight-line method. Depreciation of equipment and buildings, in general, is computed using the assets' estimated useful lives as presented below:

Buildings and improvements                           20 - 40 years
Equipment                                             3 - 5 years
Furniture and Fixtures                                5 years
Software                                              2 - 5 years

Amortization of leasehold improvements is computed using the shorter of the remaining term of the Company's facility leases or the estimated useful lives of the improvements. Depreciation for income tax purposes is computed using accelerated methods.

Preproduction engineering costs - Incremental costs incurred in connection with developing major production capabilities at new manufacturing plants, including facility carrying costs and costs to qualify production processes, are capitalized and amortized over the expected useful lives of the manufacturing processes utilized in the plants, generally four years. Amortization commences when the manufacturing plant is capable of volume production, which is generally characterized by meeting certain reliability, defect density and service cycle time criteria defined by management.

Other assets - Goodwill of approximately $27 million and $8 million, net of accumulated amortization of $5 million and $3 million, is included in other assets at December 31, 1995 and 1994, respectively, and was generated from the purchase of common stock from minority stockholders (see Note 2). The acquisitions were accounted for as purchases, and the excess of the purchase price over the fair value of assets acquired was allocated to goodwill which is being amortized over seven years. Goodwill is evaluated for impairment based on estimated undiscounted cash flows of the acquired entity.

In February 1995, the Company subscribed to purchase shares in Chartered Semiconductor Manufacturing Pte. Ltd. (CSM) for approximately $20 million, of which approximately $14 million was paid in 1995 and approximately $6 million was paid in January 1996. Transfer of the shares is restricted for five years or until the listing of CSM stock upon a recognized stock exchange, whichever occurs sooner. The Company has recorded the investment as a long-term asset at cost and believes that its fair value approximates its recorded value at December 31, 1995.

Assets held for sale are included in other assets with an estimated realizable value of $16 million at December 31, 1994. In December 1995, the Company sold its Milpitas land valued at $16 million for $21 million. The gain on the sale of $5 million is included in other income. The Braunschweig, Germany test and assembly facility, closed in connection with the 1992 restructuring, was written-off in 1994 (see Note 6).

Income taxes - The Company accounts for income taxes under the liability method which requires an adjustment to the provision for income taxes for the effect on deferred income taxes of any enacted change in corporate income tax rates.

Since 1993 the Internal Revenue Service (IRS) has been examining the Company's 1991 and 1992 federal income tax returns. The Company believes that the ultimate resolution of this examination will not have a material impact on the consolidated financial statements. No provision for income taxes is made for the undistributed earnings of the Company's foreign subsidiaries since it is the Company's intention to permanently reinvest such earnings in its foreign operations.

Revenue recognition - Revenue from component products is recognized upon shipment to customers except that distributor revenues and related cost of sales are deferred until the merchandise is sold by the distributors. Revenue resulting from the licensing of the Company's design and manufacturing technology to other companies is recognized when the significant contractual obligations have been fulfilled. Royalty revenue is recognized upon the sale of products subject to royalties. The Company uses the percentage-of-completion method for recognizing revenues on fixed-fee design arrangements.

One customer accounted for 12% of consolidated revenues in 1995. Two customers accounted for 14% and 11% of consolidated revenues in 1994. One customer accounted for 12% of consolidated revenues in 1993.

Income per share - Primary income per common share and common share equivalent is computed using the weighted average number of common shares outstanding during the respective periods, including dilutive stock options. Fully diluted income per common share and common share equivalent is computed by adjusting net income and primary shares outstanding for the potential effect of the conversion of the weighted average subordinated debentures and notes outstanding during the year. Fully diluted earnings per share computations are based on the most advantageous conversion or exercise rights to the security holder that become effective within ten years following the period reported upon.

Stock Dividend = On May 12, 1995, the Company's Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend for stockholders of record on May 23, 1995. The payment date was June 21, 1995. All prior period common stock and applicable share data appearing in the consolidated financial statements and notes thereto have been restated to reflect this stock dividend.

Reclassifications - Certain reclassifications have been made to the 1994 consolidated financial statements to conform to the 1995 presentation. Such reclassifications had no effect on results of operations or the accumulated retained earnings.

Note 2 - Purchases of Minority Interest

During January 1995, the Company acquired all minority owned shares (a 45% interest) of its Japanese manufacturing subsidiary, LSI Logic Japan Semiconductor, Inc.
(JSI), formerly known as Nihon Semiconductor, Inc., from Kawasaki Steel Corporation (KSC) for a total of $175 million to be paid to KSC over eight years. The Company defeased this obligation through payment of $126 million to an unrelated party and pursuant thereto was legally released from the obligation by KSC. The acquisition was accounted for as a purchase. The excess of the total acquisition cost over the recorded value of assets acquired ($33 million) was allocated to property and equipment based on fair value and is being amortized over the estimated useful life of those assets of approximately nine years.

During the third quarter of 1995 the Company's formerly publicly traded Canadian subsidiary, LSI Logic Corporation of Canada, Inc., became wholly owned by the Company. Certain former shareholders have exercised dissent and appraisal rights and have rejected the offer made by the Canadian subsidiary of payment of fair value for the shares such shareholders previously owned (see Note 11). The total of payments made to all other former shareholders to date is $43 million Canadian dollars (CD) or approximately U.S. $32 million of which U.S. $16 million was allocated to goodwill and is being amortized over seven years. An accrued liability has been recorded in connection with the amount yet to be paid in respect of the dissenters= shares and any excess thereof will be an increase to goodwill.

During 1995, the Company acquired approximately 1.6 million common shares of its Japanese sales affiliate from its minority interest shareholders for approximately $10 million. The acquisition was accounted for as a purchase and the excess of the purchase price over the fair value of the assets acquired ($2 million) was allocated to goodwill and is being amortized over seven years. The Company owned approximately 91% of the Japanese affiliate at December 31, 1995.

Note 3 - Cash and Investments

Cash and cash equivalents and short-term investments included the following debt and equity securities at December 31:

(In thousands)                                  1995           1994
Cash and Cash Equivalents
Overnight deposits                             $ 59,296       $ 29,569
Time deposits                                    25,030         49,751
Commercial paper                                 22,980         81,500
Other                                             9,237         27,366
         Total held-to-maturity                 116,543        188,186
Cash                                             56,237         36,317
         Total cash and cash equivalents       $172,780       $224,503
Short-term investments
Corporate debt securities                      $335,612       $149,910
Auction rate preferred                           82,615           --
U.S. government and agency securities            43,881         15,902
Bank notes                                       35,960         12,254
Commercial paper                                   --           18,984

(In thousands)                                  1995           1994
Other                                            14,697         6,958
         Total available-for-sale              $512,765      $204,008

Cash and cash equivalents and short-term investments held at December 31, 1995 and 1994 approximate fair market value and generally are held less than one year. Interest income earned on cash, cash equivalents and short-term investments was $29 million, $15 million and $7 million during 1995, 1994 and 1993, respectively.

Note 4 - Financial Instruments

The Company has foreign subsidiaries which operate and sell the Company's products in various global markets. As a result, the Company is exposed to changes in interest rates and foreign currency exchange rates. The Company utilizes forward exchange contracts and currency and interest rate swap contracts to manage its exposure associated with firm intercompany and third-party transactions. The Company does not enter into speculative contracts to profit on exchange rate fluctuations.

As of December 31, 1995, forward exchange and currency swap contracts, expiring January 1996 through September 1996, were held to hedge intercompany loans, firm obligations to the Company's Japanese manufacturing subsidiary and third-party borrowings. As of December 31, 1994, forward exchange and currency swap contracts were held to hedge various firm intercompany loans.

The following table summarizes by major currency the forward exchange and currency swap contracts outstanding. The "buy" amounts represent U.S. dollar equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. Foreign currency amounts are translated at rates current at the reporting date.

December 31, (In thousands)                          1995                1994
Buy/(Sell):
         Japanese yen                              $ 18,474            $(10,351)
         Pound sterling                               5,614               9,447
         German mark                                 (5,990)             (9,312)
         Canadian dollar                               --                13,836
         Singapore dollar                             6,089                --
         U.S. dollar                                (25,492)             (3,200)
                                                   $ (1,305)           $    420

These forward exchange and currency swap contracts are considered identifiable hedges and realized and unrealized gains and losses are deferred until settlement of the underlying commitments. The gains and losses are recorded as part of the underlying purchase or sale transaction, or as other gains or losses when a hedged transaction is no longer expected to occur. Deferred foreign exchange gains and losses were not material at December 31, 1995 and 1994. Foreign currency transaction gains and losses included in interest income and other were not material in 1995, 1994 or 1993.

Note 5 - Balance Sheet Detail

December 31, (In thousands)                             1995               1994
Inventories:
         Raw materials                           $    44,758        $    20,493
         Work-in-process                              47,193             58,303
         Finished goods                               47,906             29,028
                                                 $   139,857        $   107,824
Property and equipment:
         Land                                    $    27,698        $    23,043
         Buildings and improvements                  152,671            117,105
         Equipment                                   807,596            681,857
         Leasehold improvements                       60,514             61,265
         Preproduction engineering                    27,832             27,417
         Furniture and fixtures                       28,150             22,091
         Construction in progress                     44,063              6,807
                                                   1,148,524            939,585
Accumulated depreciation and amortization           (510,242)          (444,036)
                                                 $   638,282        $   495,549

Accumulated depreciation for preproduction engineering was $14 million and $8 million at December 31, 1995 and 1994, respectively. Capitalized interest included within property and equipment totaled $10 million at December 31, 1995 and 1994. Accumulated amortization of capitalized interest was $4 million and $2 million at December 31, 1995 and 1994, respectively.

Note 6 -  Restructuring

In 1992, the Company's cost structure, combined with worldwide economic conditions and declines in the military, aerospace, European and personal computer markets, made it difficult to achieve profitability. The high cost of manufacturing in Europe and the continuing losses on chipset products were the primary contributors to the need to restructure. Rather than attempt to address the problems with a short-term view, the Company determined that a comprehensive, fundamental restructuring of its approach to product emphasis and getting its products to market would better serve the Company's long-term profitability goals. The Company's restructuring plan, implemented in the third quarter of 1992, contemplated revising its global manufacturing strategy, streamlining operations, discontinuing certain commodity products and focusing its product strategy on high-end technology solutions. Specifically, it involved the shutdown of the Braunschweig, Germany test and assembly facility, the planned phase-out of the Milpitas, California wafer fabrication facility, the consolidation of certain U.S. manufacturing operations, the downsizing of the chipset operation of its former subsidiary, Headland Technology Inc., and severance costs for approximately 500 employees worldwide. The $102 million restructuring charge included: the write-down and write-off of manufacturing facilities, equipment and improvements; the estimated operating costs attributable to the phase-out, closure and consolidation of these manufacturing facilities; the write-down of commodity chipset product inventories; the severance of manufacturing and other personnel; the consolidation of certain U.S. and foreign sales offices, design centers and administrative organizations; and certain legal matters and other costs.

The following table sets forth the Company's 1992 restructuring expense, remaining reserves at December 31, 1994 and 1995 (which are accounted for as components of fixed assets, inventories and current liabilities) and charges taken from the date the restructuring commenced through December 31, 1994 and during 1995:

                       1992
                       Restructuring                                    Balance                                        Balance
(In thousands)         Expense         Utilized*       Adjusted        12/31/94      Utilized*        Adjusted        12/31/95
Write-down of
 manufacturing
 facility(a)            $ 14,700       $(28,700)       $ 14,000        $   --          $  --          $   --          $   --
Other fixed
 asset related
 charges(b)               35,500        (21,100)         (3,300)         11,100           (500)         (8,700)          1,900
Other provisions
 for phase-down
 and consolidation
 of manufacturing
 facilities(b)            13,500         (9,200)           (800)          3,500           (700)           --             2,800
Payments to
 employees for
 severance(c)              8,000         (5,400)         (1,100)          1,500           (300)         (1,200)

Write-down of
 inventories(a)           10,900         (8,800)         (2,100)           --             --              --              --
Relocation, lease
 terminations and
 other(b)                 19,200         (3,300)         (6,700)          9,200           (100)          9,900          19,000
Total                   $101,800       $(76,500)       $   --          $ 25,300        $(1,600)       $   --          $ 23,700


*   NET OF CURRENCY TRANSLATION ADJUSTMENTS.

(a)      Amounts utilized represent non-cash charges.

(b) Amounts utilized represent both cash and non-cash charges. Cumulative cash charges totaled $14 million.

(c) Amounts utilized represent cash payments related to the severance of approximately 400 employees.

By the end of 1994, the Company had completed the following actions in accordance with its original plan:

(1) Phased-out the German test and assembly operations: Restructuring reserves were utilized for employee terminations ($4 million), fixed asset dispositions ($7 million), inventory write-offs ($3 million) and other fixed asset related charges ($4 million). In addition, the German facility was written down ($29 million) for its full book value. Operating losses incurred during the phase-out period and ongoing maintenance costs ($6 million) associated with the facility were also applied against the reserves.

(2) Discontinued the chipset business: Restructuring reserves were utilized for inventory write-downs ($3 million) and other costs including those associated with abandoned facility leases ($2 million).

(3) Phased-down its Milpitas wafer manufacturing facility: Restructuring reserves were used for fixed asset dispositions ($6 million), inventory write-offs ($3 million) and other costs ($3 million).

(4) Phased-down certain U.S. assembly and test operations: Restructuring reserves were used for fixed asset write-offs ($2 million).

(5) Consolidated certain U.S. sales offices and design centers:
Restructuring reserves were used for employee terminations ($1 million), lease terminations ($1 million) and fixed asset write-offs ($2 million).

During 1995, $1.6 million was charged against the restructuring reserves. These charges primarily included the write-off and disposition of equipment associated with U.S. manufacturing operations and ongoing maintenance costs of its vacant German facility, offset in part by an increase in reserves due to translation adjustments as a result of the strengthening Deutschemark. In response to changing economic conditions, the Company modified its original restructuring plan in the second quarter of 1995 and upgraded its Milpitas, California facility to enable production of more advanced technology products. The Company also substantially completed the phase-down of its U.S. assembly and test operation. These actions resulted in excess reserves of approximately $12 million which were used to offset increases in the reserves for legal and other corporate matters, which include reserves for the jury verdict against the Company during the second quarter of 1995 in the Texas Instruments litigation (see Note 11 of Notes to Consolidated Financial Statements).

Remaining reserves at December 31, 1995 include approximately $4.7 million for remaining costs related to the California manufacturing facilities and continued maintenance of the vacant Braunschweig facility and $19 million for legal and other corporate matters. Management believes that the total reserves established are adequate to cover uncertainties in connection with these matters.

Note 7 - Debt

December 31, (In thousands)                             1995             1994
Senior:
         Notes payable to banks                        $111,207         $142,299
         Capital lease obligations                        1,155              849
Subordinated:
         5 and 1/2% Convertible
         Subordinated Notes, due 2001                   143,750          143,750
                                                        256,112          286,898

December 31, (In thousands)                              1995             1994
Current portion of long-term debt, capital lease
         obligations and short-term borrowings           (56,569)         (24,167)
Long-term debt and capital lease obligations           $ 199,543        $ 262,731

During March 1994, the Company issued $144 million of 5 and 1/2% Convertible Subordinated Notes (Notes) due 2001. The Notes are subordinated to all existing and future senior debt, are convertible at any time after 60 days following issuance into shares of the Company's common stock at a conversion price of $12.25 per share, and are redeemable at the option of the Company, in whole or in part, at any time on or after March 18, 1997. Each holder of these Notes has the right to cause the Company to repurchase all of such holder's Notes at 100% of their principal amount plus accrued interest upon the occurrence of certain events and in certain circumstances. Interest is payable semiannually.

In July 1994, the Company called for redemption of all its $98 million, 6 and 1/4% Convertible Subordinated Debentures (Debentures). In July and August of 1994, substantially all of the Debentures were converted into approximately 4.9 million shares of common stock at a price of $20 per share. During 1993, the Company repurchased and retired $5 million of such Debentures in the open market at a price that was approximately equal to the carrying value of the debt.

In December 1995, the Company cancelled its $60 million revolving credit facility in the U.S. Also, in December 1995 the Company's manufacturing subsidiary, JSI, entered into a 25 billion yen credit line arrangement with adjustable interest rates. Borrowings under the credit line are for a term of five years with principle payments due semiannually beginning in July 1997. The Company must comply with certain financial covenants relating to profitability, tangible net worth, working capital, senior and total debt leverage and subordinated indebtedness. As of December 31, 1995 JSI had 3 billion yen ($29 million) outstanding under the facility and in January 1996 entered into a five year interest rate swap agreement to convert the adjustable interest rate per the credit arrangement to a fixed rate (2.65%). Also in January 1996, JSI drew down an additional 6 billion yen ($58 million) under this facility and entered into an additional five year interest rate swap agreement to convert the variable interest portion of the loan to a fixed rate (2.65%). JSI also had borrowings outstanding of approximately 8.4 billion yen ($82 million at December 31, 1995). The borrowings, which are secured by JSI's facility and production equipment, have fixed and variable interest rates averaging 4.25% at December 31, 1995, and are payable through 1999.

Aggregate principal payments required on outstanding debt obligations are as follows: 1996-$56 million; 1997-$18 million; 1998-$18 million; 1999-$13 million;
2000-$7 million; 2001 and thereafter-$144 million.

The Company paid $18 million, $20 million and $4 million in interest during 1995, 1994 and 1993, respectively.

Note 8 - Common Stock

The following summarizes all shares of common stock reserved for issuance as of

December 31, 1995:

(In thousands)                                                            Number of Shares
Issuable upon:
         Conversion of subordinated long-term debt                              11,735
         Exercise of stock options, including options available for grant       14,422
         Purchase under Employee Stock Purchase Plan                             2,155
                                                                                28,312

The Board of Directors approved an increase in the number of common shares authorized for issuance to 250,000,000 during February 1995 which was approved by the stockholders at the Company's annual meeting in May 1995. During February 1995, the Company completed an offering of 6,325,000 shares of common stock (3,162,500 shares prior to the stock dividend in May 1995), netting proceeds of approximately $158 million. During July 1995, the Company completed an offering of 5,750,000 shares of common stock, netting proceeds of approximately $247 million.

Stock option plans-The Company's 1982 Incentive Stock Option Plan (1982 Option
Plan) is administered by the Board of Directors. Terms of the 1982 Option Plan required that the exercise price of options be no less than the fair value at the date of grant and required that options be granted only to employees or consultants of the Company. Generally, options granted vest in annual increments of 25% per year commencing one year from the date of grant and have a term of ten years. During 1992, the 1982 Option Plan expired by its terms. Accordingly, no further options may be granted thereunder. Certain options previously granted under the 1982 Option Plan remained outstanding at December 31, 1995.

During 1991, the stockholders approved the 1991 Equity Incentive Plan which enables the Company to sell or award to its officers, employees or consultants stock options, stock appreciation rights, stock purchase rights or stock bonuses. An aggregate 15,000,000 shares have been reserved for issuance under this plan through 1995. Incentive stock options may be granted with an exercise price with a value no less than the fair value of the stock on the date the option is granted. The term of each option is determined by the Board of Directors and is generally ten years. Options generally vest in annual increments of 25% per year commencing one year from the date of grant.

Shares available for grant under the 1991 Equity Incentive Plan totaled 4,857,000 at December 31, 1995. Options to purchase 1,928,000 shares under the 1982 Option Plan and 1991 Equity Incentive Plan were exercisable at December 31, 1995.

The following table summarizes option activity under the 1982 Option Plan and the 1991 Equity Incentive Plan:

                                                Options Outstanding
(In thousands, except
 per share amounts)                   Shares      Price Per Share           Amount
Balance at December 31, 1992          13,324        $.11 - $6.58          $  47,896
Options cancelled                       (586)        .11 -  8.94             (2,375)
Options granted                        2,550        5.50 -  8.94             16,287

                                                Options Outstanding
(In thousands, except
 per share amounts)                   Shares      Price Per Share           Amount
Options exercised                     (6,470)       2.75 -  6.58            (23,007)
Balance at December 31, 1993           8,818        2.75 -  8.94             38,801
Options cancelled                       (870)       2.75 -  15.13            (5,116)
Options granted                        2,080        8.94 -  21.75            29,720
Options exercised                     (2,864)       2.75 -  8.94            (10,983)
Balance at December 31, 1994           7,164        2.75 -  21.75            52,422
Options cancelled                       (397)       2.75 -  58.13            (6,796)
Options granted                        4,314       25.31 -  58.13           145,071
Options exercised                     (2,206)       2.75 -  25.31            (9,484)
Balance at December 31, 1995           8,875        2.75 -  58.13         $ 181,213

During 1986, the Company's directors and stockholders approved the 1986 Directors' Stock Option Plan (Directors' Plan) and reserved 300,000 shares of common stock for issuance thereunder. In May 1995, the stockholders approved the 1995 Director Option Plan, which replaced the 1986 Directors' Plan, and reserved 500,000 shares for issuance thereunder. Terms of the 1995 Director Option Plan provide for an initial option grant to new non-employee directors and subsequent automatic option grants each year thereafter. The option grants generally have a ten year term and vest in equal increments over four years. The exercise price of options granted is the fair market value at the date of grant.

Shares available for grant under the 1995 Director Option Plan were 500,000 at December 31, 1995. Options to purchase 73,000 shares were exercisable under the Directors' Plan at December 31, 1995.

The following table summarizes option activity under the Directors' Plan:

                                              Options Outstanding
(In thousands, except
 per share amounts)                   Shares    Price Per Share       Amount
Balance at December 31, 1992           160       $3.56 - $5.63       $   736
Options cancelled                      (34)       3.56 -  5.63          (178)
Options granted                         60        3.56 -  6.19           371
Options exercised                      (26)       3.56 -  5.56          (128)
Balance at December 31, 1993           160        3.56 - 12.38           801
Options granted                         40               10.75           430
Options exercised                      (10)               5.56           (56)

Balance at December 31, 1994           190        3.56 - 10.75         1,175
Options granted                         40               35.00         1,400
Options exercised                      (40)       3.56 - 10.75          (185)
Balance at December 31, 1995           190        3.56 - 35.00       $ 2,390

Stock purchase plan-Since 1983, the Company has offered an Employee Stock Purchase Plan (Employee Plan) under which rights are granted to purchase shares of common stock at 85% of the lesser of the fair value of such shares at the beginning of a 24-month offering period or the end of each six-month segment within such offering period. Sales under the Employee Plan in 1995 and 1994 were 695,000 and 2,242,000 shares of common stock at an average price of $12.95 and $3.05 per share, respectively. During 1995, an additional 1,500,000 shares were reserved for issuance under the Employee Plan. Shares available for purchase under the Employee Plan were 2,155,000 at December 31, 1995.

Stock purchase rights-In November 1988, the Company implemented a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding common stock carries one Preferred Share Purchase Right (Right). Each Right entitles the holder, under certain circumstances, to purchase one-thousandth of a share of Preferred Stock of the Company or its acquiror at a discounted price. The Rights are redeemable by the Company and expire in 1998.

Note 9 - Income Taxes
The provision for taxes consisted of the following:

(In thousands)                      1995            1994            1993
Current:
         Federal                    $ 35,181        $ 39,079        $ 19,687
         State                        12,893           4,991            --
         Foreign                      43,836          14,639          10,925
                  Total               91,910          58,709          30,612
Deferred liability (benefit):
         Federal                       6,663         (10,085)             89
         State                         1,460            --              --
         Foreign                      (6,252)         (4,945)         (6,480)
                  Total                1,871         (15,030)         (6,391)
Total                                 93,781        $ 43,679        $ 24,221

The foreign components of income before income taxes increased significantly during 1995 because of the Company's expansion of its foreign manufacturing operations (see Note 10). The domestic and foreign components of income before income taxes and minority interest were as follows:

(In thousands)                       1995           1994           1993
Domestic                             $129,085       $135,943       $ 48,815
Foreign                               205,858         20,226         31,906
Income before income taxes and
minority interest                    $334,943       $156,169       $ 80,721

Undistributed earnings of the Company's foreign subsidiaries for which no U.S. income taxes have been provided aggregate to approximately $207 million at December 31, 1995. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings; however, the Company believes that U.S. foreign tax credits would reduce any U.S. tax and offset any foreign tax liability.

As of December 31, 1995, management believes that with the exception of certain foreign net operating loss carryforwards, for which a valuation allowance has been provided, realization of deferred tax assets is more likely than not due to carryback capacity. At

December 31, 1994, management believed that the realization of deferred tax assets was assured to the extent of taxable income for the carryback period and was not assured to the extent of expected volatility of future earnings in the semiconductor industry and stock option benefits.

Significant components of the Company's deferred tax assets and liabilities as of December 31, are as follows:


(In thousands)                                                  1995            1994
Deferred tax assets:
         Net operating loss carryforwards                       $  5,136        $  4,832
         Tax credit carryovers                                      --             1,712
         Nondeductible reserves and other                         40,834          37,470
                  Total deferred tax assets                       45,970          44,014
                  Valuation allowance                             (3,400)        (19,364)
                  Net deferred tax assets                         42,570          24,650
Deferred tax liabilities-depreciation                            (26,652)         (6,861)
                  Total net deferred tax assets                 $ 15,918        $ 17,789

Differences between the Company's effective tax rate and the federal statutory rate were as follows:

(In thousands)                    1995                               1994                               1993
Federal statutory rate            $ 117,230               35%        $  54,661               35%        $  28,253               35%
State taxes, net of federal
 benefit                             12,190                4             9,370                6             4,036                5
Difference between U.S.
and foreign tax rates               (32,772)             (10)            7,219                5              (242)              (1)
Nondeductible expenses               17,529                5             5,310                3                --               --
Foreign losses with no
 benefit                                 --               --               931               --                --               --
Research and development
 tax credit                              --               --            (1,743)              (1)               --               --
Change in valuation
 allowance                          (15,964)              (5)          (42,805)             (27)           (8,234)             (10)
Other                                (4,432)              (1)           10,736                7               408                1
Effective tax rate                $  93,781               28%        $  43,679               28%        $  24,221               30%

The Company paid $31 million and $23 million for income taxes in 1995 and 1994, respectively, and received a net refund of $2 million in 1993.

Note 10 - Segment Reporting and Foreign Operations

The Company operates in one industry segment in which it designs, develops, manufactures and markets application-specific integrated circuits and related products and services.

Revenues from affiliates, which are eliminated in consolidation, consist of sales between geographic areas. Such sales are primarily recorded at amounts which are in excess of cost and consistent with rules and regulations of governing tax authorities. General corporate expenses include certain administrative expenses. Corporate assets include all cash, short-term investments and prepaid income taxes.

During 1995, the Company significantly expanded its manufacturing operations in the Pacific Rim. Pacific Rim revenues are primarily derived from transactions with the Company and its other subsidiaries which are eliminated in consolidation. The Company's other operations outside the United States include manufacturing facilities, design centers and sales offices in Japan, Europe and Canada.

The following is a summary of operations by entities located within the indicated geographic areas for 1995, 1994 and 1993. United States revenues include export sales.

(In thousands)                            1995               1994               1993
Revenues:
         United States                    $ 1,005,351        $   781,223        $   589,455
         Pacific Rim                          720,372              9,028               --
         Japan                                532,421            270,445            163,684
         Europe                               204,385            141,773            143,928
         Canada                                60,589             35,107             44,006
         Affiliates                        (1,255,461)          (335,746)          (222,261)
         Consolidated                     $ 1,267,657        $   901,830        $   718,812
Operating income (loss):
         United States                    $   116,917        $   138,713        $    48,787
         Pacific Rim                          150,378                685               --
         Japan                                 23,652              3,945             13,416
         Europe                                22,501             11,119             21,651
         Canada                                 6,822              4,999              1,720
         General corporate expenses            (1,571)            (1,695)            (1,732)
         Consolidated                     $   318,699        $   157,766        $    83,842
Identifiable assets:
         United States                    $   418,776        $   284,067        $   227,041
         Pacific Rim                           90,253              7,567               --
         Japan                                523,847            479,449            367,135
         Europe                                59,208             35,704             40,687
         Canada                                44,811              9,128             11,786
         General corporate assets             712,692            454,459            212,361
         Consolidated                     $ 1,849,587        $ 1,270,374        $   859,010

Note 11 - Commitments and Contingencies

The Company leases the majority of its facilities and certain equipment under non-cancelable operating leases which expire in 1996 through 2005. The facilities lease agreements typically provide for base rental rates which are increased at various times during the terms of the leases and renewal options at the fair market rental value.

In June 1995, the Company, through its Japanese subsidiary, entered into a master lease agreement and a master purchase agreement with a group of leasing companies (Lessor) for up to 15 billion yen. Each Lease Supplement pursuant to the transaction will have a lease term of one year with four consecutive annual renewal options. The Company may at the end of any lease term return or purchase at a stated amount all the equipment. Upon return of the equipment, the Company must pay the Lessor a terminal adjustment amount. The Lessor also has entered into a remarketing agreement with a third party to remarket and sell any equipment returned pursuant to which the third party is obligated to reimburse the Company a guaranteed residual value. As of December 31, 1995, the Company had utilized 13.7 billion yen ($152 million) under these agreements to refinance equipment owned by its Japanese manufacturing subsidiary. There were no significant gains or losses from these transactions. Minimum rental payments under these operating leases, including option periods are $24 million for each of the years 1996 through 1999 and $16 million for 2000. The terminal adjustment which the Company would be required to pay upon cancellation of all leases and return of the equipment would be as follows: 1996-$98 million; 1997-$81 million; 1998-$62 million; 1999-$42 million; or 2000-$21 million.

Future minimum payments under other lease agreements are as follows:1996-$29 million; 1997-$24 million; 1998-$20 million; 1999-$18 million; 2000-$14 million;
2001 and thereafter $31 million. Total rental expense, including month-to-month rentals was $44 million, $35 million and $30 million in 1995, 1994 and 1993, respectively.

The Company is one of three defendants in a patent infringement suit brought by Texas Instruments (TI) in the Federal District Court in Dallas, Texas. In May 1995, this suit resulted in a jury verdict against the Company holding the patents valid and finding willful infringement. Damages against the Company were set by the jury at approximately $15 million. The Company filed certain post trial motions with the trial court, which included a motion to set aside the jury verdict and for an order that the Company had not infringed the patents. In addition, TI filed certain post trial motions, which included a motion that the jury award of damages be trebled. In July 1995, the district court judge ruled in the Company's favor, holding that the Company had not infringed the patents, and set aside the jury verdict, including the award of damages. TI has appealed the trial court's order to the United States Court of Appeals for the Federal Circuit. The Company has adequate reserves for the jury award. These reserves are being maintained by the Company pending the final outcome of this matter. Because both of the patents involved in the litigation have expired, they have no effect upon the manufacture or sale of the Company's present or future products. The Company continues to believe that the final outcome of this matter will not have a material adverse effect on the Company's consolidated financial position or results of operations. No assurance can be given, however, that this matter will be resolved without the payment of damages and other costs, including an amount greater than the Company's present reserves, with the potential for an adverse effect on the Company.

During the third quarter of 1995, pursuant to a series of transactions, the Company acquired all of the remaining shares (45%) of its Canadian subsidiary, LSI Logic Corporation of Canada, Inc., which it did not already own. Certain former shareholders, representing approximately 800,000 shares or 3% of the previously outstanding shares, have exercised dissent and appraisal rights. Pursuant to the relevant provisions of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, a proceeding to determine the fair value of these shares has begun and is still in an early phase. The offer of CD $4.00 (U.S. $3.00) per share that was made by the board of directors of the Canadian subsidiary for the dissenters' shares is the same per share price that was accepted by shareholders holding the other 42% of the shares not already owned by the Company immediately prior to the commencement of the above mentioned transactions. While no assurances can be given regarding the ultimate determination of the Canadian court, the Company believes that the final outcome of this matter will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Certain additional claims and litigation against the Company have also arisen in the normal course of business. The Company believes that it is unlikely that the outcome of these claims and lawsuits will have a materially adverse effect on the Company's consolidated financial position or results of operations.

Report of Independent Accountants

To the Stockholders and Board of Directors of LSI Logic Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of LSI Logic Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

San Jose, California
January 17, 1996

Eleven Year Consolidated Summary
For the years ended December 31,
(In thousands, except per share
amounts)                                 1995              1994             1993

Eleven Year Consolidated Summary
For the years ended December 31,
(In thousands, except per share
amounts)                                     1995               1994               1993
Revenues                                     $ 1,267,657        $   901,830        $   718,812
Costs and expenses:
Cost of revenues                                 665,673            520,150            438,523
Research and development                         123,892             98,978             78,995
Selling, general and administrative              159,393            124,936            117,452
Restructuring of operations and
other non-recurring charges                         --                 --                 --
         Total costs and expenses                948,958            744,064            634,970
Income (loss) from operations                    318,699            157,766             83,842
Interest expense                                 (16,349)           (18,455)            (9,621)
Interest income and other                         32,593             16,858              6,500
Income (loss) before income taxes,
 minority interest
 and extraordinary credit                        334,943            156,169             80,721
Provision for income taxes                        93,781             43,679             24,221
Income (loss) before minority interest
 and extraordinary credit                        241,162            112,490             56,500
Minority interest in net income (loss)
 of subsidiaries                                   3,042              3,747              2,750
Income (loss) before extraordinary
credit                                           238,120            108,743             53,750
Extraordinary credits resulting from
 gain on retirement of debt                         --                 --                 --
Net income (loss)                            $   238,120        $   108,743        $    53,750
Primary income (loss) per share:*
Income (loss) before extraordinary
 credit                                      $      1.86        $      0.99        $      0.54
Extraordinary credit                                --                 --                 --
Net income (loss)                            $      1.86        $      0.99        $      0.54
Fully diluted income per share*              $      1.75        $      0.92        $      0.53
Year-end status:
Total assets                                 $ 1,849,587        $ 1,270,374        $   859,010
Long-term debt                               $   199,543        $   262,730        $   220,005
Stockholders' equity                         $ 1,216,246        $   544,906        $   292,434



1992             1991             1990             1989             1988             1987             1986             1985
$ 617,468        $ 697,838        $ 655,491        $ 546,870        $ 378,908        $ 262,131        $ 194,335        $ 140,012
  408,318          457,692          443,759          381,544          226,625          168,403          129,150           88,508
   78,825           80,802           60,196           52,457           36,964           28,919           21,558           14,386
  129,254          136,811          117,318           99,885           80,145           55,726           40,200           26,759
  101,785            5,626           44,000           43,000            9,046             --               --               --
  718,182          680,931          665,273          576,886          352,780          253,048          190,908          129,653
 (100,714)          16,907           (9,782)         (30,016)          26,128            9,083            3,427           10,359
  (11,567)         (19,371)         (21,256)         (17,341)         (11,347)          (9,903)          (6,883)          (8,141)
   12,413           14,722           12,517           12,494           16,421           18,114           11,991           13,168

1992             1991             1990             1989             1988             1987             1986             1985
   99,868)          12,258          (18,521)         (34,863)          31,202           17,294            8,535           15,386
    8,521            6,129           11,685            1,476           18,322            7,031            3,103            4,739
 (108,389)           6,129          (30,206)         (36,339)          12,880           10,263            5,432           10,647
    1,819           (2,212)           1,065           (5,085)          (5,623)            (483)             564              533
 (110,208)           8,341          (31,271)         (31,254)          18,503           10,746            4,868           10,114
     --               --                955             --                859              594             --               --
$(110,208)       $   8,341        $ (30,316)       $ (31,254)       $  19,362        $  11,340        $   4,868        $  10,114
$   (1.24)       $    0.10        $   (0.37)       $   (0.38)       $    0.22        $    0.13        $    0.06        $    0.13
     --               --               0.01             --               0.01             0.01             --               --
$   (1.24)       $    0.10        $   (0.36)       $   (0.38)       $    0.23        $    0.14        $    0.06        $    0.13

$ 747,438        $ 748,456        $ 771,682        $ 755,109        $ 783,751        $ 699,398        $ 451,404        $ 372,456
$ 191,527        $ 166,107        $ 189,795        $ 204,443        $ 191,857        $ 187,909        $ 106,908        $  81,887
$ 197,728        $ 293,075        $ 267,729        $ 286,660        $ 327,277        $ 309,243        $ 252,002        $ 231,527

*primary and fully diluted income (loss) per share have been retroactively adjusted for all periods presented to reflect a two-for-one stock split in the form of a stock dividend issued to stockholders of record on may 23, 1995.

The Company's fiscal year ends on the Sunday closest to December 31. For presentation purposes, the Consolidated Financial Statements refer to December 31 as year end.

Interim Financial Information (Unaudited)

                                    First          Second         Third          Fourth
(In thousands, except per           Quarter        Quarter        Quarter        Quarter
 share amounts)
Year ended December 31, 1995
Revenues                            $280,158       $307,066       $330,832       $349,601
Gross profit                         126,759        144,761        160,031        170,433
Net income                            45,260         55,745         65,542         71,573
Primary net income per share*       $    .37       $    .44       $    .50       $    .54
Fully diluted net income per
share*                              $    .35       $    .42       $    .47       $    .51

Year ended December 31, 1994
Revenues                            $193,812       $212,106       $240,218       $255,694
Gross profit                          78,425         88,769        101,999        112,487
Net income                            19,355         23,438         29,468         36,482
Primary net income per share*       $    .19       $    .22       $    .26       $    .31
Fully diluted net income per
share*                              $    .18       $    .20       $    .24       $    .29

*primary and fully diluted Net Income per share have been retroactively adjusted for all periods presented to reflect a two-for-one stock split In the form of a stock dividend issued to stockholders of record on may 23, 1995.

The Company's fiscal year ends on the Sunday closest to December 31. For presentation purposes, the Consolidated Financial Statements refer to December 31 as year end.

Stock Information

LSI Logic logo design and CoreWare are registered trademarks, and G10 and SeriaLink are trademarks of LSI Logic Corporation.

Stock Price Range*

                          1995                 1994
First Quarter        $18.25 - $29.19       $7.75 - $11.50
Second Quarter       25.50 - 42.63         8.38 - 13.19
Third Quarter        39.13 - 62.50         11.44 - 17.88
Fourth Quarter       30.00 - 59.25         17.32 - 22.69
Year                 $18.25 - $62.50       $7.75 - $22.69

* Stock prices have been retroactively adjusted for all periods presented to reflect a two-for-one stock split in the form of a stock dividend issued to stockholders of record on May 23, 1995.

Symbol: LSI
Where traded: NYSE
Actual shares outstanding at 12/31/95: 129,303,242
Average daily volume for 1995: 1,263,560