Form 10-K405, Exhibit 13
period 1996-12-31
LSI LOGIC CORP
filed 1997-03-26
CIK 703360

                                                                   EXHIBIT 13.1

TECHNOLOGY HIGHLIGHTS

                              LSI LOGIC CORPORATION, THE SYSTEM ON A CHIP
                              COMPANY(TM), IS A LEADING DESIGNER AND
                              MANUFACTURER OF CUSTOM HIGH-PERFORMANCE
                              SEMICONDUCTORS.  LSI'S ADVANCED PROCESS
                              TECHNOLOGY, ASIC EXPERTISE AND COREWARE(R) DESIGN PROGRAM ENABLE CUSTOMERS TO BUILD COMPLETE SYSTEMS ON A SINGLE CHIP. AS A PERCENTAGE OF 1996 REVENUES, CONSUMER PRODUCTS REPRESENTED 32%, COMMUNICATIONS 28%, COMPUTER 34%, AND OTHER 6%.

1996                          3/96                   8/96                    10/96                 11/96
----                          ----                   ----                    -----                 -----
ABOUT THE COVER               INTEGRA(TM)            ATMizer(TM) II          DVD DECODING          GIGABLAZE
                              ARCHITECTURE                                   ENGINE                G10(TM)
FLIP CHIP BGA PACKAGE                                A flexible ATM          A cost-effective      SERIALINK CORE
                              Reduces all the        segmentation            single chip de-       The industry's
The cover design includes     main functions         and reassembly          coding engine         first 1.25 billion
a representation of LSI       required to cre-       engine which            for a variety of      bit-per-second
Logic's Ball Grid Array       ate a satellite TV     solves traffic          DVD applications      CMOS serial
package, which uses balls     set-top decoder        management              including stand-      transceiver opens
of solder to connect the      box to three           issues. It is           alone players,        data transmission
package to the customer's     chips. This highly     ideal for               DVD on a PC,          bottlenecks by
circuit board. Housed         integrated solu-       Network Interface       and satellite         keeping pace with
inside the package is a       tion enables           Cards (NIC),            set-top boxes.        today's fastest
silicon chip with small       movie-quality          Ethernet switches.                            microprocessors.
solder bumps covering the     video and CD-          frame relay             GSM                   Ideal for perform-
surface of the chip.  The     quality audio          switches, high-         PROCESSOR             ing high-speed
chip is flipped over to       for hundreds           end servers,            A single-chip         data transfer for
connect the solder bumps      of channels.           bridges, routers        GSM baseband          computer cluster-
to the package.  This         Shown above            and protocol            processor which       ing, RAID arrays,
unique design increases       is the L64008          converters.             will allow custo-     and networking
the speed at which chip       transport chip.                                mers to develop       switches and
signals can be transmitted                                                   GSM mobile            routers.
and increases the maximum                                                    phones with en-
number of chip signals to                                                    hanced features
over 1000.                                                                   and significantly
                                                                             extended standby
                                                                             and talk times
                                                                             at dramatically
                                                                             reduced manu-
                                                                             facturing costs.

FINANCIAL HIGHLIGHTS


REVENUES               NET INCOME           STOCKHOLDERS' EQUITY
($ millions)           ($ millions)         ($ millions)
------------           ------------         --------------------
94 ........ $  902     94 ........ $109     94 ........ $   545
95 ........ $1,268     95 ........ $238     95 ........ $ 1,216
96 ........ $1,239     96 ........ $147     96 ........ $ 1,316

TO OUR SHAREHOLDERS



        The global semiconductor industry experienced a moderate downturn in 1996, even as many electronics companies that consume chips continued to grow. The slowdown stemmed from excess semiconductor manufacturing capacity coupled with a prolonged reduction in chip inventories by customers. In other words, industry conditions were supply driven, not demand induced.

       Against this backdrop, LSI Logic turned in a respectable financial performance in 1996, following three consecutive years of record results.

        Revenues in the worldwide semiconductor industry declined by about 10% in 1996. LSI's 1996 revenues dipped 2% to $1.24 billion from a record $1.27 billion in 1995. The Company's fast-growing Communications and Consumer Products Groups each accounted for about 30% of total revenues compared with 22% each in 1995, and the Computer Products Group represented 34% of revenues in 1996 compared with 49% in 1995.

        The Company's gross profit margins held above 40% in each quarter of 1996, and net income as a percentage of annual revenues was 12% - a respectable return in a no-growth environment. Net income of $147 million or $107 a share declined 38% from record net income of $238 million or $1.75 a share in 1995.

        Cash reserves totaled $717 million, an increase of 5% from $686 million in 1995. Inventories declined sequentially in each quarter of the year, ending 1996 at $90 million, down 35% from $140 million at the end of 1995.

        The seeds of the 1996 business environment were planted a few years ago when a shortage of semiconductors prompted customers to stockpile chip inventories. When semiconductor companies responded by adding factory capacity, many customers abruptly halted their chip buying spree, beginning in the second half of 1995 and continuing through most of 1996, in order to reduce their abnormally high chip inventories.

        We were not unaffected. LSI possesses the most advanced high-volume manufacturing capacity for application-specific integrated circuits (ASICs), but we had too much of it in 1996. As a result, we closed an aging manufacturing facility in California and delayed by six months the launch of a highvolume factory under construction in Gresham, Oregon. That facility is now scheduled to begin production of eight-inch wafers at the beginning of 1998.

        PUTTING THE YEAR IN PERSPECTIVE   It is important to place the events of
1996 in their proper perspective for both the industry and LSI Logic.

        Most observers believe 1996 was merely a pause in the industry's long-term growth pattern. Industry revenues about doubled between 1992-1996, and are expected to roughly double again over the next five years, according to several market research firms. That anticipated growth is expected to be fueled by consumers in the industrialized world and in highly populated emerging markets with a hearty appetite for a range of products, including wireless phones,

HIGH-VOLUME





                              LSI LOGIC TARGETS HIGH-VOLUME CONSUMER
                              APPLICATIONS WITH DIGITAL TECHNOLOGY AND
                              SYSTEM-ON-A-CHIP SOLUTIONS. LSI, A LEADING
                              SUPPLIER OF CHIPS FOR SATELLITE TELEVISION SET-TOP BOXES AND VIDEO GAMES, UNVEILED IN 1996 A SINGLE-CHIP DECODER FOR THE EMERGING DVD MARKET AND RECEIVED MULTIPLE DESIGN WINS FOR DIGITAL STILL CAMERAS.




COST-EFFECTIVE

CONSUMER/32%


satellite television set-top boxes, video games, digital cameras, networking products, personal computers, Internet products, and DVD products.

        Likewise, LSI Logic has about doubled in size from 1992. The Company's portfolio of advanced technologies and products provides us with the opportunity to outpace the industry growth rate over time.

        SETTING THE STAGE FOR GROWTH   To achieve meaningful revenue growth in
the future requires substantial investment today in emerging technologies and new products. Although 1996 was a challenging year, we did not hesitate to invest in our future. We increased spending on research and development activities by $60 million to a record $184 million in 1996 compared with 1995 levels. Total R&D spending in 1996 was 15% of revenues compared with 10% in 1995.

        As a highly focused ASIC company, our spending in 1996 was targeted towards technologies and methodologies required to design and manufacture chips for next-generation electronics products in our targeted vertical markets: consumer, communications and computers.

        We had notable successes in each market area in 1996: Exploiting a new wave of digital consumer products, LSI's Consumer Products Group introduced a number of new products, including the Integra(TM) three-chip set solution for satellite set-top boxes, and won several key customer designs.

        Adding to its leadership position in set-top boxes, LSI also received multiple design wins in 1996 with customers making digital still cameras, a potentially high-volume market expected to hit the consumer mainstream beginning in 1997. Additionally, the group announced an advanced, single-chip decoder for the emerging DVD market.

        The Communications Products Group announced its entry into the digital wireless segment with plans for a single-chip cellular phone for the GSM (Global System for Mobile) market. To fuel its future product plans in this market, LSI established two wireless communications R&D labs, one in Israel and the other in California. Also, in recognition of its heavy penetration of the networking industry,

        LSI was named in 1996 as one of the top five semiconductor suppliers to the worldwide networking industry. Already a well-established leader in the telecommunications market, the group shipped the second generation of its widely adopted ATMizer(TM) architecture for switching equipment and announced plans to enter the cable modem market with its Cablestream(TM) QAM receiver chip.

        Long known as a key supplier to the engineering workstation segment, LSI's Computer Products Group delivered the Scenario" product platform to enable high-quality MPEG-2 images on personal computers. In addition, the group announced products to handle gigabit-per-second transmission of data in high-end disk drives and won several key designs

INTEGRATION





                                        LSI LOGIC PROVIDES COMMUNICATIONS
                                        CUSTOMERS WITH A BLEND OF
                                        HIGH-PERFORMANCE, HIGH-INTEGRATION AND
                                        LOW-POWER SOLUTIONS FOR THE NETWORKING,
                                        DGITAL CELLULAR AND TRANSMISSION
                                        MARKETS.  DURING 1996, LSI ANNOUNCED A
                                        SINGLE-CHIP GSM ARCHITECTURE FOR
                                        CELLULAR PHONES AND THE INDUSTRY'S FIRST
                                        CMOS-BASED GIGABIT ETHERNET SOLUTION FOR
                                        NETWORKING SWITCHES AND ROUTERS.




STANDARDS

COMMUNICATIONS/28%


from customers in the storage market segment. The storage business segment represents a significant opportunity for LSI Logic.

        THE SYSTEM ON A CHIP COMPANY(TM) LSI Logic is the undisputed leader in the industry's fast-growing ASIC market. In 1996, for the fourth consecutive year, market research firm Dataquest ranked LSI Logic as the world's largest merchant ASIC company producing metal-oxide semiconductors (MOS).

        LSI has leveraged its ASIC expertise and trendsetting CoreWare(R) design methodology to also lead a new semiconductor segment called "System on a Chip," which roughly translates into the ability to integrate the multiple functions of an electronic system, including the required software, onto a single system-level chip. Ultimately, all systems are gravitating towards becoming single-chip systems. To be a major factor in this market requires that LSI be a pacesetter in a number of key areas, including process and packaging technology, circuit design and software tools, and intellectual property knowhow. We also must deliver these advanced product solutions to customers via a highly trained field engineering workforce. In short, our continued success requires that we execute in parallel on the technology, manufacturing, engineering, sales and marketing fronts. During 1996, we made substantial headway in all these areas.

        PROCESS TECHNOLOGY   During 1996, LSI Logic began volume production of
its tenth generation G10(TM), 0.25-micron process technology, capable of integrating up to five million gates or 49 million transistors on a single chip. We also focused our research efforts on the next-generation G11(TM), 0.18-micron process technology. The G11 technology was formally introduced to customers in early 1997.

        Process technology is the foundation of the ASIC business because the smaller transistor dimensions associated with newer processes allow more and more of the functions of an electronic system to be integrated onto a single high-performance, cost-effective chip.

        INTEGRATING CORES FOR TARGETED MARKETS   The Company added several
industry standard cores in 1996 to its expanding CoreWare library of electronic functions, including those aimed at the GSM wireless market, Internet and Intranet applications, satellite set-top boxes, networking, high-end storage devices, DVD products, and personal computers.

        The Company also introduced its TinyRISC(TM) MIPS embedded microprocessor core, which is expected to be used in a wide range of applications. Designed by a global team of LSI engineers in Denmark and the United States, the cost-effective TinyRISC core derives its name from its extraordinarily small size (1.7 square millimeters of silicon).

        Another core called GigaBlaze(TM) is expected to attain widespread use in high-speed gigabit Ethernet networking applications and FibreChannel storage applications in the high-end disk drive and computer

TIME-TO-MARKET



                              LSI LOGIC DELIVERS ULTRA-FAST PERFORMANCE TO THE COMPUTER INDUSTRY BY DEVELOPING LEADING-EDGE PRODUCTS FOR CUSTOMERS IN THE WORKSTATION, SERVER, STORAGE AND PC MARKETS. ANNOUNCEMENTS IN 1996 INCLUDED FIBRECHANNEL TECHNOLOGY AND THE INDUSTRY'S FIRST CMOS-BASED GIGABIT-PER-SECOND SOLUTION FOR HIGH-SPEED STORAGE APPLICATIONS, CHIP-TO-CHIP INTERCONNECT AND SYSTEM-TO-SYSTEM MULTIPROCESSING.



HIGH-PERFORMANCE

COMPUTERS/34%


markets. By way of illustrating its high performance and ability to unclog data transmission bottlenecks, the GigaBlaze core can transfer 1.25 billion bits of data per second, the equivalent of seventy-five 350-page novels per second.

        HIGH-VOLUME MANUFACTURING   During 1996, the Company installed
highly specialized chemical mechanical polishing (CMP) equipment in its Japanese factories. CMP increases manufacturing yields and allows for unprecedented levels of chip customization. Being among the first in the industry to deploy this equipment has offered what we believe is a competitive advantage.

        With chip densities quadrupling every three or four years, the packages that house ASICs become an increasingly important factor. In 1996, the Company introduced its state-of-the-art Flip Chip package, which essentially replaces the wires that connect a chip to a package with solder bumps connected to pads on the chip's external surface. This unique package increases the speed at which chip signals can be transmitted, and it simplifies the manufacturing process.

        SERVING CUSTOMERS   Everyone at LSI Logic serves customers, but we made
organizational changes in 1996 to emphasize the point. We created Worldwide Customer Marketing and Customer Engineering groups to harness the power of our own resources around the world for the benefit of our increasingly global customer base. One of those global resources is comprised of more than 1,200 engineers - or about one third of our total workforce to work directly with customers. This is both a competitive advantage for us and a barrier to entry for other companies.

        LOOKING FORWARD   I started this letter by saying that a lengthy chip
inventory correction by customers put a damper on our 1996 financial results. By the end of 1996, though, there were encouraging signs that the inventory correction had run its course, or very nearly so. While it is difficult to forecast short-term trends, it is decidedly easier to look longer-term. Given the anti-inflationary nature of the electronics business and the rapid development of new products, it is hard to imagine a scenario in which demand for chip-laden electronics products will slacken for extended periods of time. Electronics has now become an essential thread in the global economic fabric, and I am confident that LSI Logic will play an important role in this vital industry for many years to come.

Thank you for your continued support.

/s/  Wilfred J. Corrigan

Wilfred J. Corrigan
Chairman and Chief Executive Officer

                              1996 Financial Data

Contents

9       Management's discussion
        and analysis of financial
        condition and results of
        operations

16      Consolidated financial
        statements

20      Notes to consolidated
        financial statements

37      Report of independent
        accountants

38      Eleven year consolidated
        summary

40      Interim financial
        information

41      Corporate information

42      Corporate directory

43      Stock information

                                                           NET INCOME PER
        REVENUES                NET INCOME              SHARE FULLY DILUTED


      1994  $  902              1994  $109                 1994  $0.92

      1995  $1,268              1995  $238                 1995  $1.75

      1996  $1,239              1996  $147                 1996  $1.07


                              SG&A EXPENSES                    OPERATING
   GROSS PROFIT MARGIN         R&D FUNDING                   PROFIT MARGIN


      1994  42.3%              1994  13.9%                 1994  17.5%
                                     11.0%

      1995  47.5%              1995  12.6%                 1995  25.1%
                                      9.8%

      1996  43.9%              1996  14.9%                 1996  15.5%
                                     13.5%




      REVENUES PER                                         STOCKHOLDERS'
        EMPLOYEE                TOTAL ASSETS                  EQUITY


      1994  $257                1994  $1,270               1994  $  545

      1995  $333                1995  $1,850               1995  $1,216

      1996  $311                1996  $1,953               1996  $1.316

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW   Revenues for LSI Logic decreased 2% to $1.24 billion in 1996 from
             $1.27 billion in 1995. Income from operations was $192 million in 1996 compared to $319 million in 1995. Net income was $147 million in 1996 compared to $238 million in 1995. Fully diluted earnings per share decreased to $1.07 per share in 1996 from $1.75 per share in 1995.

                  The reduction in operating income during 1996 resulted
             primarily from lower factory utilization combined with increased investment in our product portfolio, process and package technology. In the latter part of 1995, the Company put in place manufacturing capacity necessary to meet the strong demand experienced at that time. As demand softened during 1996, that capacity resulted in lower factory utilization which reduced gross margin. However, the Company is well-positioned to take advantage of an upturn in the market.

                  While management believes that the discussion and analysis in this report is adequate for a fair presentation of the information, it is recommended that this discussion and analysis be read in conjunction with the remainder of the Company's Annual Report on Form 10-K for the year ended December 31,1996. The Company operates on a 52/53 week fiscal year which ends on the Sunday 8 closest to December 31. Fiscal years 1996, 1995 and 1994 were 52 week years.

                  Statements in this discussion and analysis contain forward looking information and involve known and unknown risks and uncertainties (see additional discussion contained in "Risk Factors," set forth in Part 1 of the Company's report on Form 10-K) which may cause the Company's actual results in future periods to be materially different from any future performance suggested herein.


RESULTS OF OPERATIONS

REVENUES   The Company operates in one industry segment in which it designs, develops, manufactures and markets application-specific integrated circuits (ASICs) and related products and services. Design and services revenues include engineering design services, licensing of LSI Logic's advanced design tools software and technology transfer and support services. LSI Logic's customers have used these services in the design of increasingly advanced integrated circuits characterized by increased functionality and performance. The proportion of revenues from ASIC design and related services compared to component product sales varies among customers depending upon their specific requirements. The following table describes revenues from component products and design and services as a percentage of total revenues:


                                                1996       1995       1994
                                               ----------------------------
             Component products                  94%        94%        89%

             Design and services                  6%         6%        11%
                                              ----------------------------
                                                100%       100%       100%
                                              ============================

                  Total revenues declined to $1.24 billion in 1996 from $1.27 billion in 1995. The decrease in revenues for 1996 was primarily attributable to a slowdown in new orders for the Company's component products utilized in computer applications and was partially offset by increased demand for its products utilized in consumer and communication applications. The Company's average selling prices for component products did not fluctuate significantly during 1996 compared to 1995. Design and services revenues during 1996 were consistent with 1995. During 1996, one customer represented 14% of the Company's consolidated revenues.

                  Total revenues grew to $1.27 billion in 1995 from $902 million in 1994. Total component revenues grew to $1.19 billion in 1995 from $803 million in 1994. The increase in total revenues and component revenues during 1995 was primarily attributable to increased customer demand for products utilizing the Company's advanced technologies and higher average selling prices. Increased manufacturing capacity at the Company's Japanese and U.S. manufacturing facilities enabled it to meet higher customer demand. Design and services revenue decreased to $67 million in 1995 from $99 million in 1994. The decrease was primarily attributable to a decline in nonrecurring engineering (NRE) revenue as the Company focused its resources on large-volume production opportunities and more complex CoreWare designs, which resulted in the Company undertaking fewer engineering projects for customers in 1995. One customer represented 12% of the Company's consolidated revenues during 1995.

        OPERATING COSTS AND EXPENSES    Key elements of the consolidated
        statements of operations, expressed as a percentage of revenues, were as follows:

-------------------------------------------------------------------------------
                                               1996     1995    1994
                                               ----     ----    ----
        Gross margin                            44%      47%     42%
        Research and development expense        15%      10%     11%
        Selling, general and administrative
         expense                                13%      13%     14%
        Income from operations                  16%      25%     17%
                                                ---      ---     ---

        GROSS MARGIN    The gross margin percentage for 1996 declined to 44% of
        revenues, compared with 47% in 1995. The decline was primarily attributable to lower factory utilization during 1996 which was compounded by the Company's increase in its production capability throughout 1995, primarily from the expansion of its Japanese wafer manufacturing facility. The impact of lower factory utilization on gross margin was offset in part by improvements in manufacturing yields and favorable pricing negotiations with assembly and test subcontractors. Additionally, the gross margin was favorably impacted in the fourth quarter of 1996 by the effects of the Company's decision to close its Milpitas, California, manufacturing facility during 1996. The gross margin percentage improved in 1995 to 47% of revenues from 42% in 1994 primarily as a result of greater factory utilization and improved plant efficiencies at the Company's Japanese wafer manufacturing facility. Changes in the product mix and increasing usage of low-cost assembly and test subcontractors also contributed favorably to gross margin in 1995.

                The Company's operating environment combined with the resources required to operate in the semiconductor industry requires managing a variety of factors such as product mix, factory capacity and utilization, manufacturing yields, availability of certain raw materials, terms negotiated with third-party subcontractors and foreign currency fluctuations. Each of these factors can cause substantial fluctuations in operating results.

Changes in the relative strength of the yen may have a greater impact on the Company's gross margin than other foreign exchange fluctuations due to the Company's large wafer fabrication operations in Japan. Although the yen weakened (the average yen exchange rate for 1996 decreased 16% from 1995), the effect on gross margin and net income was not material as the Company's yen denominated sales offset a substantial portion of its yen denominated costs during those periods. The Company hedged a portion of its remaining yen exposure (see Note 4 of Notes to Consolidated Financial Statements). However, there can be no assurance that future changes in the relative strength of the yen or mix of foreign denominated revenues and costs will not have a material effect on gross margin or operating results.

RESEARCH AND DEVELOPMENT   Total research and development (R&D) expenses
increased by $60 million or 49% to $184 million in 1996 compared to $124 million in 1995. As a percentage of revenues, R&D expenses increased to 15% in 1996 from 10% in 1995. The increase is primarily attributed to increased staffing levels as the Company continues to invest in the development of more advanced products and the related manufacturing, packaging and design processes. The increase in R&D expense also reflects a decrease in the utilization of the Company's R&D facility for the production of products sold to customers. R&D expenses increased $25 million in 1995 compared to 1994; however, as a percentage of revenues they declined to approximately 10% from 11% in 1994. The increase in R&D expenses during 1995 was primarily attributable to increased staffing levels. The decline in R&D expenses as a percentage of revenues during 1995 was due to partial utilization of the Company's R&D facility to increase production of its 0.5-micron products as well as overall increases in total revenues. The Company continues to be committed to technological leadership in the high-performance semiconductor market and anticipates maintaining its investment in R&D at a rate of approximately 15o17% of revenues in 1997. This investment is expected to be primarily for development of new advanced products, development of advanced manufacturing processes and enhancement of the Company's design automation software capability.

SELLING, GENERAL AND ADMINISTRATIVE   Selling, general and administrative
(SG&A) expenses increased $7 million and $34 million in 1996 and 1995, respectively. The increase during 1996 is primarily attributable to information technology costs related to upgrading the Company's business systems and infrastructure. The increase during 1995 was primarily a result of increased staffing levels. SG&A expenses as a percentage of revenue remained relatively consistent at 13% in 1996 and 1995 and decreased during 1995 from 14% in 1994. The decline in SG&A expenses as a percentage of revenue in 1995 primarily reflects the trend of more rapidly increasing revenues during 1995. The Company expects that SG&A expenses will continue to increase in absolute dollars, although such expenses may fluctuate as a percentage of revenues in future periods.

INTEREST EXPENSE   Interest expense decreased to $14 million in 1996
compared to $16 million and $18 million in 1995 and 1994, respectively. The decrease is primarily due to the capitalization of interest relating to the construction of manufacturing facilities during 1996 and a decrease in interest rates related to yen denominated borrowings, offset in part by an increase in borrowings during these periods.

INTEREST AND OTHER INCOME   Interest and other income decreased $6 million in
1996 compared with 1995. The decrease is primarily attributable to foreign currency exchange losses totaling _$7 million during 1996, the majority of which related to U.S. dollars held by the Company's European sales affiliate. Interest and other income increased $16 million in 1995 from 1994 due primarily to higher interest income as a result of higher cash and investment balances from two public stock offerings during 1995.

PROVISION FOR INCOME TAXES    In 1996, 1995 and 1994, the Company's effective
tax rate was 28%. The tax rate was lower than the U.S. statutory rate primarily due to earnings of the Company's foreign subsidiaries taxed at lower rates and the utilization of prior loss carryovers and other tax credits.

MINORITY INTEREST The changes in minority interest between 1996, 1995 and 1994 were primarily attributable to the repurchase of minority held shares of LSI Logic Japan Semiconductor, Inc. (JSI), formerly known as Nihon Semiconductor, Inc., LSI Logic Corporation of Canada, Inc., LSI Logic K.K. and LSI Logic Europe, Ltd. (formerly known as LSI Logic Europe, plc) in 1996, 1995 and 1994 (see Notes 2 and 11 of Notes to Consolidated Financial Statements) and the composition of earnings and losses among certain of the Company's international affiliates for each of the respective years.

RESTRUCTURING The Company implemented a restructuring plan in the third quarter of 1992 revising its global manufacturing strategy, streamlining operations, discontinuing certain commodity products and focusing its product strategy on high-end technology solutions. Specifically, it involved the shut-down of the Braunschweig, Germany, test and assembly facility, the planned phase-out of the Milpitas, California, wafer fabrication facility, the consolidation of certain U.S. manufacturing operations, the downsizing of the chipset operation of its former subsidiary, Headland Technology Inc., and severance costs for approximately 500 employees worldwide. The $102 million restructuring charge included: the write-down and write-off of manufacturing facilities, equipment and improvements; the estimated operating costs attributable to the phase-out, closure and consolidation of these manufacturing facilities; the write-down of commodity chipset product inventories; the severance of manufacturing and other personnel; the consolidation of certain U.S. and foreign sales offices, design centers and administrative organizations; and certain legal matters and other costs.

By the end of 1995, the Company had completed the phase-out of the German test and assembly operation and written off the facility, discontinued the chipset business, completed a partial phase-down of its Milpitas wafer manufacturing facility and certain U.S. assembly and test operations and completed consolidation of certain U.S. sales offices and design centers. These actions included termination of approximately 400 employees.

The following table sets forth the Company's 1992 restructuring expense, remaining reserves at December 31, 1995 and 1996 (which are accounted for as components of fixed assets and current liabilities) and charges taken from the date the restructuring commenced through December 31, 1995 and during 1996:


                                1992
                                RESTRUCTURING                              BALANCE                                BALANCE
        (In thousands)          EXPENSE         UTILIZED*     ADJUSTED     12/31/95     UTILIZED*    ADJUSTED     12/31/96
                                ------------------------------------------------------------------------------------------
Write-down of
   manufacturing facility (a)   $ 14,700        $(28,700)    $ 14,000      $    --      $     --     $    --      $   --

Other fixed asset related
   charges (b)                    35,500         (21,600)     (12,000)       1,900       (17,100)      15,200         --

Other provisions for phase-
   down and consolidation of
   manufacturing facilities (b)   13,500          (9,900)        (800)       2,800        (3,600)         800         --

Payments to employees for
   severance (c)                   8,000          (5,700)      (2,300)          --        (1,500)       1,500         --

Write-down of inventories (a)     10,900          (8,800)      (2,100)          --            --           --         --

Relocation, lease terminations
   and other (b)                  19,200          (3,400)      (3,200)      19,000        (1,500)     (17,500)        --
                                -----------------------------------------------------------------------------------------
Total                           $101,800        $(78,100)     $    --      $23,700      $(23,700)    $     --     $   --
                                =========================================================================================


----------
*    Net of cumulative currency translation adjustments.
(a)  Amounts utilized represent non-cash charges.
(b) Amounts utilized represent both cash and non-cash charges. Cumulative cash charges totaled $17 million.
(c) Amounts utilized represent cash payments related to the severance of approximately 550 employees.


During 1996, $23.7 million was charged against the restructuring reserves. These charges were primarily for the shut-down of the Milpitas wafer fabrication facility, which had been delayed due to the facility's manufacturing capacity having been required for longer than anticipated at the time the restructuring charge was taken. These charges included a $15 million charge resulting from the write-down of the Milpitas wafer fabrication equipment (see Note 5 of Notes to Consolidated Financial Statements), severance payments to approximately 150 employees ($1.5 million) and lease and other charges in connection with the Milpitas wafer manufacturing equipment ($5.3 million). Other restructuring charges were attributable to ongoing maintenance costs of the Company's vacant German facility ($1.8 million) and a decrease in reserves due to translation adjustments as a result of the weakening Deutsche mark ($0.1 million). As a result of a favorable appellate court decision in September 1996 in connection with the Texas Instruments litigation (see Note 11 of Notes to Consolidated Financial Statements), $15 million of restructuring reserves became available for the write-down of the Milpitas wafer manufacturing equipment (see Note 5 of Notes to Consolidated Financial Statements).

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

The Company believes that its future operating results will continue to be subject to quarterly variations based upon a wide variety of factors, including the cyclical nature of both the semi-conductor industry and the markets addressed by the Company's products, the availability and extent of utilization of manufacturing capacity, price erosion, competitive factors, the timing of new product introductions, changes in product mix, fluctuations in manufacturing yields, product obsolescence and the ability to develop and implement new technologies. The Company's operating results could also be impacted by fluctuations in customer requirements, currency exchange rate fluctuations and other economic conditions affecting customer demand and the cost of operations in one or more of the global markets in which the Company does business. As a participant in the semiconductor industry, the Company operates in a technologically advanced, rapidly changing and highly competitive environment. The Company predominantly sells custom products to customers operating in a similar environment. Accordingly, changes in the conditions of any of the Company's customers may have a greater impact on the Company than if the Company offered standard products that could be sold to many purchasers. While the Company cannot predict what effect these various factors may have on its financial results, the aggregate effect of these and other factors could result in significant volatility in the Company's future performance. To the extent the Company's performance may not meet expectations published by external sources, public reaction could result in a sudden and significantly adverse impact on the market price of the Company's securities, particularly on a short-term basis.

The Company has international subsidiaries which operate and sell the Company's products in various global markets. The Company purchases a substantial portion of its raw materials and equipment from foreign suppliers and incurs labor and other operating costs, particularly at its Japanese manufacturing facilities, in foreign currencies. As a result, the Company is exposed to international factors such as changes in foreign currency exchange rates or weak economic conditions of the respective countries in which the Company operates. The Company utilizes forward exchange, currency swap and purchased option contracts to manage its exposure associated with currency fluctuations on intercompany transactions and certain foreign currency denominated commitments. At December 31, 1996, the Company had currency swap and purchased option contracts outstanding (see Note 4 of Notes to Consolidated Financial Statements). These contracts hedge intercompany loans, a portion of the Company's yen denominated commitments and net asset and liability positions denominated in non-functional currencies at certain of the Company's affiliates for the first quarter of 1997. There can be no assurance that the Company's efforts to hedge these risks will be successful or that these factors will not have an adverse effect on the Company's future operating results.

The Company's corporate headquarters and manufacturing facilities are located near major earthquake faults. As a result, in the event of a major earthquake, the Company could suffer damages which could materially and adversely affect the operating results and financial condition of the Company.

FINANCIAL CONDITION AND LIQUIDITY

Cash, cash equivalents and short-term investments rose to $717 million at December 31, 1996 from $686 million at December 31, 1995. The increase of $31 million is primarily attributable to cash flows from operations of $352 million, proceeds from borrowings of $143 million and proceeds received from employee stock transactions of $20 million, partially offset by capital additions of approximately $362 million, $54 million in repayments of debt obligations and $47 million used to repurchase the Company's stock. The Company terminated its stock repurchase program in February 1997.

        During 1996, the Company generated $352 million of cash and cash equivalents from its operating activities, compared to $294 million during 1995. The increase in cash and cash equivalents provided from operations as compared to 1995 was primarily attributable to decreases in inventories and accounts receivable, partially offset by decreases in net income before depreciation and amortization and accounts payable. Decreased sales and manufacturing activities in response to reduced customer demand contributed to decreases in accounts payable, accounts receivable and inventories.

        Cash and cash equivalents used in investing activities totaled $433 million during 1996. The primary investing activities included purchases of property and equipment and increased investments in debt and equity securities. The Company believes that maintaining technological leadership in the highly competitive worldwide semiconductor industry requires substantial ongoing investment in advanced manufacturing capacity. Net capital additions during 1996 of $362 million were primarily for construction costs related to the Company's new wafer fabrication facility in Oregon (see below) and advanced processing equipment at JSI, net of retirements and $12 million of equipment refinanced through operating leases by the Company's Japanese manufacturing subsidiary (see
Note 11 of Notes to Consolidated Financial Statements). In August 1995, the Company began construction on its new 8-inch wafer manufacturing facility in Gresham, Oregon. The Company expects to spend approximately $500 to $600 million during 1997 and the first half of 1998 to bring this facility to operational status. When fully ramped, the Gresham facility will have capacity to run approximately 4,000 8-inch wafers per week.

        Cash and cash equivalents provided from financing activities totaled $62 million. The increase during 1996 is attributable to the net increase in borrowings of $89 million and proceeds received from employee stock transactions of $20 million, partially offset by $47 million used to repurchase shares of the Company's stock (see Note 8 of Notes to Consolidated Financial Statements). In December 1996, the Company entered into a $300 million revolving line of credit with several banks (see Note 7 of Notes to Consolidated Financial Statements). As of December 31, 1996, there were no borrowings outstanding under this credit agreement. Additionally, the Company's manufacturing subsidiary, JSI, has a 25 billion yen credit line arrangement with adjustable interest rates. As of December 31, 1996, JSI had 18.25 billion yen ($159 million) outstanding under the facility (see Note 7 of Notes to Consolidated Financial Statements). Each of the Company's significant foreign affiliates has lines of credit available for local currency borrowings. These other foreign bank lines of credit were not material as of December 31, 1996.

        On February 21, 1997, the Company called for redemption of all of its $144 million, 51/2% Convertible Subordinated Notes (Notes). The Notes are redeemable by the Company at the principal amount plus a 2% premium. Each Note is convertible by the holder to common stock at a conversion price of $12.25 per share. If all Notes are converted to common stock, approximately 12 million additional shares of common stock will be issued. The Company believes that existing liquid resources and funds generated from operations combined with its ability to borrow funds will be adequate to meet its operating and capital requirements and obligations through the foreseeable future. The Company believes that its level of financial resources is an important competitive factor in its industry. Accordingly, the Company may, from time to time, seek additional equity or debt financing. However, there can be no assurance that such additional financing will be available when needed or, if available, will be on favorable terms. Any future equity financing will decrease existing stockholders' percentage equity ownership and may, depending on the price at which the equity is sold, result in dilution.

                         CONSOLIDATED BALANCE SHEETS

                                                        --------------------------
                                                                DECEMBER 31st
----------------------------------------------------------------------------------
                                                           1996            1995
                                                        --------------------------
(In         ASSETS
thousands,
except      Cash and cash equivalents                   $  147,059      $  172,780
per share
amount)     Short-term investments                         570,223         512,765

            Accounts receivable, less allowance for
              doubtful accounts of $3,116 and $3,486       184,977         230,980

            Inventories                                     90,410         139,857

            Prepaid expenses and other current assets       58,385          80,348
                                                        ----------      ----------
                Total current assets                     1,051,054       1,136,730
                                                        ----------      ----------
            Property and equipment, net                    811,659         638,282

            Other assets                                    90,001          74,575
                                                        ----------      ----------
                Total assets                            $1,952,714      $1,849,587
                                                        ==========      ==========


            LIABILITIES AND STOCKHOLDERS' EQUITY

            Accounts payable                            $  104,109      $  165,725

            Accrued salaries, wages and benefits            26,000          34,825

            Accrued restructuring costs                         --          22,700

            Other accrued liabilities                       67,921          42,315

            Income taxes payable                            77,696          73,649

            Current portion of long-term obligations        69,612          56,569
                                                        ----------      ----------
                Total current liabilities                  345,338         395,783
                                                        ----------      ----------
            Long-term obligations                          281,136         222,388
                                                        ----------      ----------
            Deferred income taxes                            4,907           8,514
                                                        ----------      ----------
            Minority interest in subsidiaries                5,114           6,656
                                                        ----------      ----------
            Commitments and contingencies                       --              --
                                                        ----------      ----------
            Stockholders' equity:

            Preferred shares; 2,000 shares authorized           --              --

            Common stock; $.01 par value; 250,000 shares
              authorized; 129,006 and 129,303 shares
              outstanding                                    1,290           1,293

            Additional paid-in capital                     837,151         853,538

            Retained earnings                              452,374         305,190

            Cumulative translation adjustment               25,404          56,225
                                                        ----------      ----------
                Total stockholders' equity               1,316,219       1,216,246
                                                        ----------      ----------
                    Total liabilities and
                      stockholders' equity              $1,952,714      $1,849,587
                                                        ==========      ==========

See Notes to Consolidated Financial Statements.

                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         YEAR ENDED DECEMBER 31st
--------------------------------------------------------------------------------------------------------
                                                                   1996            1995           1994
                                                                ----------------------------------------
(in             Revenues                                        $1,238,694      $1,267,657      $901,830
thousands,                                                      ----------------------------------------
except
per share
amounts)        Costs and expenses:
                   Cost of revenues                                695,002         665,673       520,150
                   Research and development                        184,452         123,892        98,978
                   Selling, general and administrative             166,823         159,393       124,936
                                                                 ---------------------------------------
                      Total costs and expenses                   1,046,277         948,958       744,064
                                                                 ---------------------------------------
                Income from operations                             192,417         318,699       157,766
                Interest expense                                   (13,610)        (16,349)      (18,455)
                Interest income and other                           26,308          32,593        16,858
                                                                 ---------------------------------------
                Income before income taxes and
                   minority interest                               205,115         334,943       156,169
                Provision for income taxes                          57,432          93,781        43,679
                                                                 ---------------------------------------
                Income before minority interest                    147,683         241,162       112,490
                Minority interest in net income
                   of subsidiaries                                     499           3,042         3,747
                                                                ----------------------------------------
                Net income                                      $  147,184      $  238,120      $108,743
                                                                ========================================
                Net income per share:
                   Primary                                      $     1.12      $     1.86      $   0.99
                                                                ========================================
                   Fully dilutive                               $     1.07      $     1.75      $   0.92
                                                                ========================================
                Common shares and common share
                   equivalents used in computing
                   per share amounts:
                   Primary                                         131,246         128,022       109,906
                                                                ========================================
                   Fully dilutive                                  143,008         139,768       125,428
                                                                ========================================

                See Notes to Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                    Common Stock     Additional   Retained    Cumulative
                                  ----------------    Paid-In     Earnings    Translation
                                   Shares   Amount    Capital     (Deficit)   Adjustment      Total
(In thousands)                    -------   ------   ----------   --------    ----------    ----------
Balances at January 1, 1994        99,455   $  995    $273,435    $(41,673)    $ 59,677     $  292,434

Issuance to employees under
  stock option and purchase
  plans                             5,118       51      17,152          --           --         17,203
Tax benefit of employee
  stock transactions                   --       --      13,674          --           --         13,674
Issuance upon conversion of
  6 1/4% debentures                 9,714       97      97,007          --           --         97,104
Aggregate adjustment from
  translation of financial
  statements into U.S. dollars         --       --          --          --       15,748         15,748
Net Income                             --       --          --     108,743           --        108,743
                                  -------   ------    --------    --------     --------     ----------
Balances at December 31, 1994     114,287    1,143     401,268      67,070       75,425        544,906

Issuance of common stock under
  public offerings                 12,075      121     404,745          --           --        404,866
Issuance to employees under
  stock option and purchase
  plans                             2,941       29      18,625          --           --         18,654
Tax benefit of employee
  stock transactions                   --       --      28,900          --           --         28,900
Aggregate adjustment from
  translation of financial
  statements into U.S. dollars         --       --          --          --      (19,200)       (19,200)
Net Income                             --       --          --     238,120           --        238,120
                                  -------   ------    --------    --------     --------     ----------
Balances at December 31, 1995     129,303    1,293     853,538     305,190       56,225      1,216,246

Purchase of common stock
  under stock repurchase
  program                          (2,077)     (21)    (46,817)         --           --         46,838)
Issuance to employees under
  stock option and
  purchase plans                    1,780       18      19,680          --           --         19,698
Tax benefit of employee
  stock transactions                   --       --      10,750          --           --         10,750
Aggregate adjustment from
  translation of financial
  statements into U.S. dollars         --       --          --          --      (30,821)       (30,821)
Net Income                             --       --          --     147,184           --        147,184
                                  -------   ------    --------    --------     --------     ----------
Balances at December 31, 1996     129,006   $1,290    $837,151    $452,374     $ 25,404     $1,316,219
                                  =======   ======    ========    ========     ========     ==========

See Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      YEAR ENDED DECEMBER 31ST
                                             ----------------------------------------
                                                  1996          1995          1994
                                             ----------------------------------------
                                                           (In thousands)
Operating activities:
Net income                                    $ 147,184      $ 238,120      $ 108,743
Adjustments:
  Depreciation and amortization                 147,465        135,197        103,648
  Minority interest in net income
    of subsidiaries                                 499          3,042          3,747
  Changes in:
    Accounts receivable                          42,268        (81,343)       (21,998)
    Inventories                                  46,675        (31,164)       (34,051)
    Prepaid expenses and
      other Assets                                8,494        (45,226)        (5,494)
    Accounts payable                            (55,255)         3,054         93,578
    Accrued and other liabilities                18,472         81,190         18,367
    Accrued restructuring costs                  (3,873)        (8,376)       (11,702)
                                              ---------------------------------------
  Net cash provided by operating
    activities                                  351,929        294,494        254,838
                                              ---------------------------------------
Investing activities:
Purchase of debt and equity
  securities available-for-sale              (1,117,885)      (613,703)      (292,584)
Maturities and sales of debt and equity
  securities available-for-sale               1,055,183        302,060        167,152
Purchase of restricted equity securities         (6,252)       (13,966)           ---
Purchases of property and equipment,
  net of retirements                           (361,776)      (232,723)      (166,421)
Acquisition of stock from minority
  interest holders                               (2,757)      (171,843)       (14,173)
                                              ---------------------------------------
  Net cash used in investing activities        (433,487)      (730,175)      (306,026)
                                              ---------------------------------------
Financing activities:
Issuance of Convertible
  Subordinated Notes                                 --             --        143,750
Proceeds from borrowings                        142,832         83,294          5,061
Repayment of debt obligations                   (54,185)      (110,126)       (23,883)
Repurchase of Convertible
  Subordinated Debentures                            --             --         (1,112)
Purchase of common stock under
  repurchase program                            (46,838)            --             --
Issuance of common stock, net                    19,698        423,520         17,203
                                              ---------------------------------------
  Net cash provided by financing activities      61,507        396,688        141,019
                                              ---------------------------------------
Effect of exchange rate changes on cash
  and cash equivalents                           (5,670)       (12,730)        13,353
                                              ---------------------------------------
Increase (decrease) in cash and
  cash equivalents                              (25,721)       (51,723)       103,184
Cash and cash equivalents at beginning
  of period                                     172,780        224,503        121,319
                                              ---------------------------------------
Cash and cash equivalents at end of period    $ 147,059      $ 172,780      $ 224,503
                                              =======================================
Schedule of non-cash transactions:
  Conversion of subordinated debentures
    to common stock                           $      --      $     --        $ 97,104
                                              =======================================
  Tax benefit of employee stock
    transactions                              $  10,750      $ 28,900        $ 13,674
                                              =======================================

See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------
NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS      LSI Logic Corporation (the Company) designs, develops
        and manufactures high-performance application-specific integrated circuits (ASICs) which it markets primarily to original equipment manufacturers in the electronic data processing, consumer electronics, telecommunications and certain office automation industries worldwide.

BASIS OF PRESENTATION   The consolidated financial statements include the
        accounts of the Company and all of its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. Assets and liabilities of certain foreign operations are translated to U.S. dollars at current rates of exchange, and revenues and expenses are translated using weighted average rates. Accounts denominated in foreign currencies have been remeasured into functional currencies before translation into U.S. dollars. Foreign currency transaction gains and losses are included as a component of interest income and other. Gains and losses from foreign currency translation are included as a separate component of stockholders' equity.

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

                The Company's fiscal year ends on the Sunday closest to December
        31. For presentation purposes, the consolidated financial statements and notes refer to December 31 as year end. Fiscal years 1996, 1995 and 1994 were 52 week years.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS     All highly liquid investments
        purchased with an original maturity of 90 days or less are considered to be cash equivalents and are classified as held-to-maturity. Marketable short-term investments are accounted for as available-for-sale. Management determines the appropriate classification of debt and equity securities at the time of purchase and reassesses the classification at each reporting date. Investments in debt and equity securities classified as held-to-maturity are reported at amortized cost and securities available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of stockholders' equity. Unrealized gains and losses at December 31, 1996 and 1995 were not material. Realized gains and losses are based on the book value of specific securities at the time of sale. Such gains and losses included in net income were immaterial during 1996, 1995 and 1994.

CONCENTRATION OF CREDIT RISK OF FINANCIAL INSTRUMENTS   Financial instruments
        which potentially subject the Company to credit risk consist of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained with high-quality institutions, the composition and maturities of which are regularly monitored by management. A majority of the Company's trade receivables are derived from sales to large multinational computer, communication and consumer electronics manufacturers, with the remainder distributed across other industries. Amounts due from the Company's largest customer accounted for 16% of trade receivables at December 31, 1996 and 1995. During 1996 and 1995, the Company sold approximately $41 million and $28 million (discounted at short-term yen borrowing rates, averaging 0.5% and 1.1%), respectively, of its Japanese sales affiliate's accounts receivable through financing programs with certain Japanese banks. Related transaction costs were not material. Concentrations of credit risk with respect to all other trade receivables are considered to be limited due to the quantity of customers comprising the Company's customer base, and their dispersion across industries and geographies. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as considered necessary. Write-offs of uncollectible amounts have not been material.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS   The estimated fair value
        amounts have been determined by the Company, using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

                The estimated fair value of the Company's long-term debt was $511 million and $500 million at December 31, 1996 and 1995, respectively. The estimated fair value of all other financial instruments at December 31, 1996 and 1995 was not materially different from the values presented in the consolidated balance sheets.

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

PROPERTY AND EQUIPMENT Property and equipment is recorded at cost and includes interest on funds borrowed to finance construction. Depreciation and amortization are calculated based on the straight-line method. Depreciation of equipment and buildings, in general, is computed using the assets' estimated useful lives as presented below:

        ---------------------------------------------------------
        Buildings and improvements                    20-40 years
        Equipment                                       2-5 years
        Furniture and fixtures                            5 years
        Software                                        2-5 years
                                                      -----------

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

SOFTWARE        The Company capitalizes substantially all external costs related to the purchase and implementation of software projects used for business operations and engineering design activities. Capitalized software costs primarily include purchased software and consulting fees. Capitalized software projects are amortized over the estimated useful life of the project, typically a two to five year period. The Company had $34 million and $28 million of capitalized software costs, net of amortization, included in other assets at December 31, 1996 and 1995. Software amortization totaling $16 million, $9 million and $5 million was included in the Company's results of operations during 1996, 1995 and 1994, respectively.

OTHER ASSETS      Goodwill of approximately $29 million and $27 million, and related accumulated amortization of $9 million and $5 million, are included in other assets at December 31, 1996 and 1995, respectively, and was generated from the purchase of common stock from minority stockholders (see Note 2). The acquisitions were accounted for as purchases, and the excess of the purchase price over the fair value of assets acquired was allocated to goodwill which is being amortized over seven years. Goodwill is evaluated for impairment based on estimated cash flows of the acquired entity.

                At December 31, 1996 and 1995, the Company had $20 million and $14 million, respectively, invested in restricted shares of Chartered Semiconductor Manufacturing Pte. Ltd. (CSM). Transfer of the shares is restricted for five years or until the listing of CSM stock upon a recognized stock exchange, whichever occurs sooner. The Company has recorded the investment as a long-term asset at cost and believes that its fair value approximates its carrying value at December 31, 1996 and 1995.

REVENUE RECOGNITION       Revenue from component products is recognized upon
        shipment. Revenue from the licensing of the Company's design and manufacturing technology is recognized when the significant contractual obligations have been fulfilled. Royalty revenue is recognized upon the sale of products subject to royalties. The Company uses the percentage-of-completion method for recognizing revenues on fixed-fee design arrangements.

                One customer accounted for 14% and 12% of consolidated revenues in 1996 and 1995, respectively. Two customers accounted for 14% and 11% of consolidated revenues in 1994.

STOCK-BASED COMPENSATION        The Company accounts for stock-based
        compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the grant date. Accordingly, no compensation cost has been recognized in the Company's statements of operations. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." See Note 8.

INCOME PER SHARE Primary income per common share and common share equivalent is computed using the weighted average number of common shares outstanding during the respective periods, including dilutive stock options. Fully diluted income per common share and common share equivalent is computed by adjusting net income and primary shares outstanding for the potential effect of the conversion of the weighted average subordinated notes outstanding during the year. Fully dilutive earnings per share computations are based on the most advantageous conversion or exercise rights to the security holder that become effective within 10 years following the period reported upon.

NOTE 2: PURCHASES OF MINORITY INTEREST

        During 1996 and 1995, the Company acquired 117,000 and 1.6 million common shares of its Japanese sales affiliate from its minority interest shareholders for approximately $0.7 million and $10 million, respectively. During December 1996, the Company acquired the remaining minority shares outstanding of its European sales affiliate, LSI Logic Europe, Ltd. (formerly LSI Logic Europe, plc) for $2 million. These acquisitions were accounted for as purchases and the excess of the purchase price over the fair value of the assets acquired ($2 million during each of 1996 and 1995) was allocated to goodwill and is being amortized over seven years. As of December 31, 1996, the Company owned approximately 92% of the Japanese affiliate and 100% of the European affiliate.

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

        During the third quarter of 1995, the Company's formerly publicly traded Canadian subsidiary, LSI Logic Corporation of Canada, Inc., became wholly owned by the Company. Certain former shareholders have exercised dissent and appraisal rights and have rejected the offer made by the Canadian subsidiary of payment of fair value for the shares such shareholders previously owned (see Note 11). The total of payments made to all other former shareholders to date is _$43 million Canadian dollars or approximately U.S. $32 million of which U.S. $16 million was allocated to goodwill and is being amortized over seven years. An accrued liability has been made in connection with the amount yet to be paid in respect of the dissenters' shares and any excess thereof will be an increase to goodwill.

NOTE 3: CASH AND INVESTMENTS

        Cash and cash equivalents and short-term investments included the following debt and equity securities:

                                                     --------------------------
                                                             DECEMBER 31st
-------------------------------------------------------------------------------
(In thousands)                                           1996           1995
                                                     --------------------------
CASH AND CASH EQUIVALENTS
Commercial paper                                     $  61,123        $ 22,980
Overnight deposits                                      40,513          59,296
Time deposits                                           13,483          25,030
Other                                                   10,941           9,237
                                                     --------------------------
         Total held-to-maturity                        126,060         116,543
Cash                                                    20,999          56,237
                                                     --------------------------
         Total cash and cash equivalents              $147,059        $172,780
                                                     ==========================
SHORT-TERM INVESTMENTS
Corporate debt securities                             $273,912        $335,612
U.S. government and agency securities                   91,716          43,881
Auction rate preferred                                  82,170          82,615
Bank notes                                              51,689          35,960
Time deposits                                           36,182               -
Commercial paper                                        34,554               -
Other                                                        -          14,697
                                                     --------------------------
         Total available-for-sale                     $570,223        $512,765
                                                     ==========================


        Cash and cash equivalents and short-term investments held at December 31, 1996 and 1995 approximate fair market value. The Company generally holds available-for-sale investments for one year or less. As of December 31, 1996, contractual maturities of available-for-sale securities were $515 million and $55 million maturing within one year and between one to two years, respectively.


NOTE 4: FINANCIAL INSTRUMENTS

        The Company has foreign subsidiaries which operate and sell the Company's products in various global markets. As a result, the Company is exposed to changes in interest rates and foreign currency exchange rates. The Company utilizes various hedge instruments, primarily forward exchange, currency swap, interest rate swap and purchased option contracts. The purpose of these instruments is to manage exposure associated with firm intercompany and third-party transactions and net asset and liability positions denominated in non-functional currencies. The Company does not enter into speculative contracts to profit on exchange rate fluctuations.

        As of December 31, 1996, currency swap contracts, expiring January 1997, were held to hedge firm obligations to the Company's Japanese manufacturing subsidiary. As of December 31, 1995, forward exchange and currency swap contracts, expiring January 1996 through September 1996, were held to hedge intercompany loans, firm obligations to the Company's Japanese manufacturing subsidiary and third-party borrowings.

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

                                        --------------------
                                            December 31st
------------------------------------------------------------
(In thousands)                            1996        1995
                                        --------------------
BUY/(SELL)
Japanese yen                            $ 7,337     $ 18,474
Pound sterling                               --        5,614
German mark                                  --       (5,990)
Singapore dollar                             --        6,089
U.S. dollar                              (7,398)     (25,492)
                                        --------------------
                                        $   (61)    $ (1,305)
                                        ====================

        These forward exchange and currency swap contracts are considered identifiable hedges and realized and unrealized gains and losses are deferred until settlement of the underlying commitments. They are recorded as part of the underlying purchase or sale transaction, or as other gains or losses when a hedged transaction is no longer expected to occur. At December 31, 1996, the Company had a purchased currency option expiring in March 1997 with a nominal value of $20 million to hedge a net dollar balance sheet exposure at its European affiliate. Deferred foreign exchange gains and losses were not material at December 31, 1996 and 1995. Foreign currency transaction losses for 1996 included in interest income and other were $7 million; foreign currency transaction gains and losses were not material in 1995 or 1994.

NOTE 5: BALANCE SHEET DETAIL

                                                -------------------------
                                                      December 31st
-------------------------------------------------------------------------
(In thousands)                                      1996          1995
                                                -------------------------
INVENTORIES
Raw materials                                   $   19,540     $   44,758
Work-in-process                                     53,785         47,193
Finished goods                                      17,085         47,906
                                                -------------------------
                                                $   90,410     $  139,857
                                                =========================
PROPERTY AND EQUIPMENT
Land                                            $   42,861     $   27,698
Buildings and improvements                         166,862        152,671
Equipment                                          856,469        807,596
Leasehold improvements                              54,573         60,514
Preproduction engineering                           27,222         27,832
Furniture and fixtures                              32,512         28,150
Construction in progress                           168,878         44,063
                                                -------------------------
                                                 1,349,377      1,148,524
Accumulated depreciation and amortization         (537,718)      (510,242)
                                                -------------------------
                                                $  811,659     $  638,282
                                                =========================

        Accumulated amortization for preproduction engineering was $20 million and $14 million at December 31, 1996 and 1995, respectively. Capitalized interest included within property and equipment totaled $12 million and $10 million at December 31, 1996 and 1995, respectively. Accumulated amortization of capitalized interest was $5 million and $4 million at December 31, 1996 and 1995, respectively.

        During 1996, the Company completed the shut-down of its Milpitas wafer manufacturing facility and determined that the majority of the equipment for that facility was no longer needed for current or future capacity requirements. Accordingly, the equipment was made available for sale and was written down by $15 million to its estimated net realizable value. The Company utilized $15 million of its restructuring reserves, which became available as a result of a favorable court decision (see Notes 6 and 11), and, therefore, the write-down did not necessitate a charge to the income statement. At December 31, 1996, assets held for sale totaling $15.6 million are included in other current and noncurrent assets and include manufacturing equipment and two buildings. In December 1995, the Company sold land in Milpitas which had a carrying value of $16 million for $21 million. The gain on the sale of $5 million is included in other income.

NOTE 6: RESTRUCTURING THE COMPANY


        The Company implemented a restructuring plan in the third quarter of 1992 revising its global manufacturing strategy, streamlining operations, discontinuing certain commodity products and focusing its product strategy on high-end technology solutions. Specifically, it involved the shut-down of the Braunschweig, Germany, test and assembly facility, the planned phase-out of the Milpitas, California, wafer fabrication facility, the consolidation of certain U.S. manufacturing operations, the downsizing of the chipset operation of its former subsidiary, Headland Technology Inc., and severance costs for approximately 500 employees worldwide. The $102 million restructuring charge included: the write-down and write-off of manufacturing facilities, equipment and improvements; the estimated operating costs attributable to the phase-out, closure and consolidation of these manufacturing facilities; the write-down of commodity chipset product inventories; the severance of manufacturing and other personnel; the consolidation of certain U.S. and foreign sales offices, design centers and administrative organizations; and certain legal matters and other costs.

        By the end of 1995, the Company had completed the phase-out of the German test and assembly operation and written off the facility, discontinued the chipset business, completed a partial phase-down of its Milpitas wafer manufacturing facility and certain U.S. assembly and test operations, and completed consolidation of certain U.S. sales offices and design centers. These actions included termination of approximately 400 employees.

        The following table sets forth the Company's 1992 restructuring expense, remaining reserves at December 31, 1995 and 1996 (which are accounted for as components of fixed assets and current liabilities) and charges taken from the date the restructuring commenced through December 31, 1995 and during 1996:

----------------------------------------------------------------------------------------------------------------------
                                    1992
                                Restructuring                          Balance                              Balance
(in thousands)                     Expense     Utilized    Adjusted    12/31/95    Utilized     Adjusted    12/31/96
--------------                  -------------  --------    --------    --------    --------     --------    --------
Write-down of manufacturing
 facility (a)                     $ 14,700    $(28,700)    $14,000     $   --      $   --      $    --      $   --
Other fixed asset related
 charges (b)                        35,500     (21,600)    (12,000)      1,900     (17,100)      15,200         --
Other provisions for phase-
 down and consolidation of
 manufacturing facilities (b)       13,500      (9,900)       (800)      2,800      (3,600)         800         --
Payments to employees for
 severance (c)                       8,000      (5,700)     (2,300)        --       (1,500)       1,500         --
Write-down of inventories (a)       10,900      (8,800)     (2,100)        --          --           --          --
Relocation, lease terminations
 and other (b)                      19,200      (3,400)      3,200      19,000      (1,500)     (17,500)        --
                                  --------    --------     -------     -------    --------     --------     -------
Total                             $101,800    $(78,100)    $   --      $23,700    $(23,700)    $    --      $   --
                                  ========    ========     =======     =======    ========     ========     =======

*    Net of cumulative currency translation adjustments.
(a)  Amounts utilized represent non-cash charges.
(b) Amounts utilized represent both cash and non-cash charges. Cumulative cash charges totaled $17 million.
(c) Amounts utilized represent cash payments related to the severance of approximately 550 employees.

        During 1996, $23.7 million was charged against the restructuring reserves. These charges were primarily for the shut-down of the Milpitas wafer fabrication facility, which had been delayed due to the facility's manufacturing capacity having been required for longer than anticipated at the time the restructuring charge was taken. These charges included a $15 million charge resulting from the write-down of the Milpitas wafer fabrication equipment (see
Note 5), severance payments to approximately 150 employees ($1.5 million) and lease and other charges in connection with the Milpitas wafer manufacturing equipment ($5.3 million). Other restructuring charges were attributable to ongoing maintenance costs of the Company's vacant German facility ($1.8 million) and a decrease in reserves due to translation adjustments as a result of the weakening Deutsche mark ($0.1 million). As a result of a favorable appellate court decision in September 1996 in connection with the Texas Instruments litigation (see Note 11), $15 million of restructuring reserves became available for the write-down of the Milpitas wafer manufacturing equipment (see Note 5).

 NOTE 7: DEBT

                                                                            December 31st
-----------------------------------------------------------------------------------------------
(In thousands)                                                          1996             1995
                                                                   ----------------------------
SENIOR
         Notes payable to banks                                    $    183,531        $111,207
         Capital lease obligations                                          605           1,155

SUBORDINATED
         5-1/2% Convertible Subordinated Notes, due 2001                143,750         143,750
                                                                   ----------------------------
                                                                        327,886         256,112
Current portion of long-term debt, capital lease obligations and
        short-term borrowings                                           (69,612)        (56,569)
                                                                   ----------------------------
Long-term debt and capital lease obligations                       $    258,274        $199,543
                                                                   ============================

        As of December 31, 1996 and 1995, the Company had $144 million of 5-1/2% Convertible Subordinated Notes (Notes) outstanding. The Notes are due in 2001 and are subordinated to all existing and future senior debt. The Notes are convertible at any time after 60 days following issuance into shares of the Company's common stock at a conversion price of $12.25 per share and are redeemable at the option of the Company, in whole or in part, at any time on or after March 18, 1997 (see Note 12). Each holder of these Notes has the right to cause the Company to repurchase all of such holder's Notes at 100% of their principal amount plus accrued interest upon the occurrence of certain events and in certain circumstances. Interest is payable semiannually.

        In December 1996, the Company entered into a credit arrangement with several banks for a $300 million revolving line of credit expiring in December 1999. The agreement allows for borrowings at an adjustable rate. Interest payments are due quarterly. The agreement calls for financial covenants relating to senior debt ratio, quick ratio, debt service ratio, subordinated debt and tangible net worth. At December 31, 1996, the Company did not have any borrowings outstanding under this credit agreement.

        The Company's Japanese manufacturing subsidiary, JSI, has a 25 billion yen credit line arrangement with adjustable interest rates. Borrowings under the credit line are for a term of five years with principal payments due semiannually beginning in July 1997. The Company must comply with certain financial covenants relating to profitability, tangible net worth, working capital, senior and total debt leverage and subordinated indebtedness. At December 31, 1996, the Company was in compliance with these covenants. As of December 31, 1996, JSI had 18.25 billion yen ($159 million) outstanding under the facility. Additionally, the Company has entered into several five year interest rate swap agreements to convert the adjustable interest rate per the credit arrangement to fixed rates (ranging from 2.65% to 3.24%). JSI also had borrowings outstanding of approximately 2.75 billion yen ($24 million) at December 31, 1996. JSI has notified the lenders of its intent to repay the 2.75 billion yen during 1997 and, therefore, these borrowings are classified as short term at December 31, 1996.

        Aggregate principal payments required on outstanding debt obligations are as follows: 1997 - $70 million; 1998 - $39 million; 1999 - $38 million; 2000 - $37 million; 2001 - $0; 2002 and thereafter - $144 million.

        The Company paid $17 million, $18 million and $20 million in interest during 1996, 1995 and 1994, respectively.

NOTE 8: COMMON STOCK


The following summarizes all shares of common stock reserved for issuance as of December 31, 1996:
--------------------------------------------------------------------------------
(In thousands)                                                  NUMBER OF SHARES
                                                                ----------------
ISSUABLE UPON
Conversion of subordinated long-term debt                             11,735
Exercise of stock options, including options
  available for grant                                                 13,308
Purchase under Employee Stock Purchase Plan                            1,489
                                                                      ------
                                                                      26,532
                                                                      ======

        In February 1996, the Company's Board of Directors approved an action which authorizes management to acquire up to four million shares of its own stock in the open market at current market prices. During the first nine months of 1996, the Company repurchased and retired approximately two million shares of its common stock from the open market for approximately $47 million. The transactions were recorded as reductions to common stock and additional paid-in capital. The Company terminated its stock repurchase program in February 1997.

        During February 1995, the Company completed an offering of 6,325,000 shares of common stock, netting proceeds of approximately $158 million. On May 12, 1995, the Company's Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend for stockholders of record on May 23, 1995. The payment date was June 21, 1995. During July 1995, the Company completed an offering of 5,750,000 shares of common stock, netting proceeds of approximately $247 million.

STOCK OPTION PLANS

        The Company's 1982 Incentive Stock Option Plan (1982 Option Plan) is administered by the Board of Directors. Terms of the 1982 Option Plan required that the exercise price of options be no less than the fair value at the date of grant and required that options be granted only to employees or consultants of the Company. Generally, options granted vest in annual increments of 25% per year commencing one year from the date of grant and have a term of ten years. During 1992, the 1982 Option Plan expired by its terms. Accordingly, no further options may be granted thereunder. Certain options previously granted under the 1982 Option Plan remained outstanding at December 31, 1996.

        The 1991 Equity Incentive Plan enables the Company to sell or award to its officers, employees or consultants stock options, stock appreciation rights, stock purchase rights or stock bonuses. Stock options may be granted under the 1991 Equity Incentive Plan with an exercise price no less than the fair value of the stock on the date of grant. The term of each option is determined by the Board of Directors and is generally ten years. Options generally vest in annual increments of 25% per year commencing one year from the date of grant. A total of 15 million shares have been reserved for issuance under this plan.

        In May 1995, the stockholders approved the 1995 Director Option Plan (Director Plan), which replaced the 1986 Directors' Stock Option Plan, and reserved 500,000 shares for issuance thereunder. Terms of the Director Plan provide for an initial option grant to new directors and subsequent automatic option grants each year thereafter. The option grants generally have a ten year term and vest in equal increments over four years. The exercise price of options granted is the fair market value of the stock on the date of grant.

        At December 31, 1996, shares available for grant under all stock option plans were 2,496,000.

        The following table summarizes the Company's stock option activity and related weighted average exercise price within each category for each of the years ended December 31, 1996, 1995 and 1994 (share information in thousands):

------------------------------------------------------------------------------------------------------
                                              1996                  1995                   1994
                                        --------------------------------------------------------------
                                        SHARES     PRICE      SHARES      PRICE      SHARES     PRICE
                                        --------------------------------------------------------------
Options outstanding at January 1         9,065    $ 20.26      7,354     $  7.28      5,978     $ 4.41
Options cancelled                       (4,402)    (34.46)      (397)     (13.59)      (870)     (5.91)
Options granted                          7,263      27.71      4,354       33.64      2,120      14.22
Options exercised                       (1,114)     (7.73)    (2,246)      (4.90)    (2,874)     (3.84)
                                        --------------------------------------------------------------
Options outstanding at December 31      10,812    $ 20.77      9,065     $ 20.26      7,354     $ 7.28
                                        ==============================================================
Options exercisable at December 31       2,840    $ 11.29      2,001     $ 12.51      2,436     $ 4.01
                                        ==============================================================

        On August 16, 1996 the Company canceled options to purchase 2,853,000 shares of common stock with exercise prices ranging from $32.125 to $58.125, previously granted to employees, excluding certain executive officers, and reissued all such options at an exercise price of $22.375, the fair market value of the stock on August 16, 1996. The reissued options have a ten year term and vest in equal increments over four years from the date of reissuance.

        Significant option groups outstanding at December 31, 1996, and related weighted average exercise price and contractual life information are as follows (share information in thousands):

------------------------------------------------------------------------------
OPTIONS WITH EXERCISE PRICES     OUTSTANDING       EXERCISABLE     REMAINING
                                ----------------------------------------------
RANGING FROM:                   SHARES  PRICE     SHARES  PRICE   LIFE (YEARS)
------------------------------------------------------------------------------
$2.75 to $10.00                 2,235   $ 5.14    1,762   $ 4.69     5.5
$10.01 to $20.00                  738    12.49      315    12.59     7.5
$20.01 to $30.00                5,679    23.51      719    24.45     9.0
$30.01 to $40.00                2,032    30.95       12    35.00    10.0
Greater than $40.00               128    57.89       32    57.89     9.0
                                ----------------------------------------------

        All options were granted at an exercise price equal to the market value of the Company's common stock at the date of grant. The weighted average estimated grant date fair value, as defined by SFAS 123, for options granted during 1996 and 1995 was $16.86 and $17.66 per option, respectively. Additionally, the incremental estimated fair value, as defined by SFAS 123, for options canceled and reissued during August 1996 was $5.32 per option. The estimated grant date fair value disclosed by the Company is calculated using the Black-Scholes model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated grant date fair value.

--------------------------------------------------------------------------------
        The following weighted average assumptions are included in the estimated grant date fair value calculations for the Company's stock option awards:
--------------------------------------------------------------------------------
                                            1996     1995
                                            --------------
Expected life (years)                       5.25      5.25
Risk-free interest rate                     6.10%     6.60%
Volatility                                    55%       51%
Dividend yield                                 0%        0%
                                            --------------

STOCK PURCHASE PLAN

        Since 1983, the Company has offered an Employee Stock Purchase Plan (Employee Plan) under which rights are granted to purchase shares of common stock at 85% of the lesser of the fair market value of such shares at the beginning of a 24-month offering period or the end of each six-month segment within such offering period. Sales under the Employee Plan in 1996, 1995 and 1994 were 666,000, 695,000 and 2,242,000 shares of common stock at an average price of $17.33, $12.95 and $3.05 per share, respectively. Shares available for future purchase under the Employee Plan were 1,489,000 at December 31, 1996.

        Compensation cost (included in pro forma net income and net income per share amounts) for the grant date fair value, as defined by SFAS 123, of the purchase rights granted under the Employee Plan was calculated using the Black-Scholes model. The following weighted average assumptions are included in the estimated grant date fair value calculations for rights to purchase stock under the Company's Employee Plan:

--------------------------------------------------------------------------------
                                  1996     1995
                                 --------------
Expected life (years)             1.25     1.25
Risk-free interest rate           5.70%    6.20%
Volatility                          54%      32%
Dividend yield                       0%       0%
                                 --------------

        The weighted average estimated grant date fair value, as defined by SFAS 123, of rights to purchase stock under the Employee Plan granted in 1996 and 1995 were $10.84 and $12.59 per share, respectively.

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

PRO FORMA NET INCOME AND NET INCOME PER SHARE

        Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by SFAS 123, for awards granted under its stock option plans and stock purchase plan, the Company's net income and earnings per share would have been reduced to the pro forma amounts below for the years ended December 31, 1996 and 1995:

-----------------------------------------------------------------------------
                                                        1996          1995
-----------------------------------------------------------------------------
Pro forma net income (in thousands)                  $ 128,069     $ 233,031
Pro forma net income per share
    Primary                                          $    0.99     $    1.83
    Fully diluted                                    $    0.94     $    1.71
                                                     -----------------------

        The pro forma effect on net income and net income per share for 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

NOTE 9: INCOME TAXES

        The provision for taxes consisted of the following:

-------------------------------------------------------------------------------
 (In thousands)                           1996            1995           1994
                                        ---------------------------------------
CURRENT
         Federal                        $ 29,111        $ 35,181       $ 39,079
         State                             6,969          12,893          4,991
         Foreign                          19,398          43,836         14,639
                                        ---------------------------------------
                 Total                    55,478          91,910         58,709
                                        ---------------------------------------

DEFERRED LIABILITY (BENEFIT)
         Federal                          (2,437)          6,663        (10,085)
         State                            (6,635)          1,460              -
         Foreign                          11,026          (6,252)        (4,945)
                                        ---------------------------------------
                 Total                     1,954           1,871        (15,030)
                                        ---------------------------------------
Total                                   $ 57,432        $ 93,781       $ 43,679
                                        =======================================

        The domestic and foreign components of income before income taxes and minority interest were as follows:

--------------------------------------------------------------------------------
(In thousands)                             1996            1995           1994
                                        ----------------------------------------

Domestic                                $  82,882       $ 129,085      $ 135,943
Foreign                                   122,233         205,858         20,226
                                        ----------------------------------------
Income before income taxes and
  minority interest                     $ 205,115       $ 334,943      $ 156,169
                                        ========================================

        Undistributed earnings of the Company's foreign subsidiaries for which no U.S. income taxes have been provided aggregate to approximately $271 million at December 31, 1996. Undistributed earnings of the Company's foreign subsidiaries, which reflect full provision for foreign income taxes, are indefinitely reinvested in foreign operations or will be remitted substantially free of additional tax. Accordingly, no material provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

        As of December 31, 1996, management believes that realization of deferred tax assets is more likely than not due to carryback capacity. As of December 31, 1995, management believed that with the exception of certain foreign net operating loss carryforwards, for which a valuation allowance had been provided, realization of deferred tax assets was assured to the extent of taxable income for the carryback period. Significant components of the Company's deferred tax assets and liabilities were as follows:

                                                               December 31st
                                                              ----------------
(In thousands)                                                 1996     1995
                                                              ------   -------
DEFERRED TAX ASSETS
  Net operating loss carryforwards                            $ 2,473   $ 5,136
  Tax credit carryovers                                         2,380       ---
  Nondeductible reserves and other                             55,359    40,834
                                                              -------   -------
    Total deferred tax assets                                  60,212    45,970
    Valuation allowance                                           ---    (3,400)
                                                              -------   -------
    Net deferred tax assets                                    60,212    42,570
Deferred tax liabilities -- depreciation
  and amortization                                            (46,246)  (26,652)
                                                              -------   -------
Total net deferred tax assets                                 $13,966   $15,918
                                                              =======   =======

Differences between the Company's effective tax rate and the federal statutory rate were as follows:

(In thousands)                        1996              1995             1994
                          --------    ----   --------   ----   --------  ----
Federal statutory rate    $ 71,790    35 %   $117,230   35 %   $ 54,661   35 %
State taxes, net of
  federal benefit            6,517     3 %     12,190    4 %      9,370    6 %
Difference between U.S.
  and foreign tax rates    (12,358)   (6)     (32,772) (10)%      7,219    5 %
Nondeductible expenses       4,693     2 %     17,529    5 %      5,310    3 %
Foreign losses with
  no benefit                   ---    --          ---   --          931   --
Foreign tax credits        (11,260)   (5)%        ---   --          ---   --
Research and development
  tax credit                (4,243)   (2)%        ---   --        1,743)  (1)%
Change in valuation
  allowance                 (3,400)   (2)%    (15,964)  (5)%    (42,805) (27)%
Other                        5,693     3 %     (4,432)  (1)%     10,736    7 %
                          --------    ----   --------   ----   --------  ----
Effective tax rate        $ 57,432    28 %   $ 93,781   28 %   $ 43,679   28 %
                          ========    ==     ========   ==     ========   ==

   The Company paid $53 million, $31 million and $23 million for income taxes in 1996, 1995 and 1994, respectively.

   The IRS is currently auditing the Company's federal income tax returns for fiscal years 1991 and 1992. The Company has received a notice of proposed tax deficiency for such years and expects to file a tax protest letter with the IRS in response to the notice. Management believes the ultimate outcome of the IRS audit will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 10: SEGMENT REPORTING AND FOREIGN OPERATIONS

   The Company operates in one industry segment in which it designs, develops, manufactures and markets application-specific integrated circuits and related products and services.

   Revenues from affiliates, which are eliminated in consolidation, consist of sales between geographic areas. Such sales are primarily recorded at amounts which are in excess of cost and consistent with rules and regulations of governing tax authorities. General corporate expenses include certain administrative expenses. Corporate assets include cash, short-term investments held for the U.S. affiliate and prepaid income taxes.

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

        The following is a summary of operations by entities located within the indicated geographic areas for 1996, 1995 and 1994. United States revenues include export sales.

--------------------------------------------------------------------------------
(In thousands)                          1996            1995            1994
                                    --------------------------------------------
REVENUES
United States                       $ 1,201,674     $ 1,005,351     $  781,223
Pacific Rim                             996,429         720,372          9,028
Japan                                   537,504         532,421        270,445
Europe                                  225,071         204,385        141,773
Canada                                   54,345          60,589         35,107
Revenues from affiliates             (1,776,329)     (1,255,461)      (335,746)
                                    ------------------------------------------
Consolidated                        $ 1,238,694     $ 1,267,657     $  901,830
                                    ==========================================
REVENUES FROM AFFILIATES
United States                       $  (539,845)    $  (313,507)    $ (163,134)
Pacific Rim                            (946,787)       (659,180)          (437)
Japan                                  (273,188)       (282,774)      (170,764)
Europe                                  (12,661)             --             --
Canada                                   (3,848)             --          (1,411)
                                    ------------------------------------------
Consolidated                        $(1,776,329)     $(1,255,461)   $ (335,746)
                                    ==========================================
OPERATING INCOME (LOSS)
United States                       $    65,612      $   116,917    $  138,713
Pacific Rim                              84,773          150,378           685
Japan                                    29,762           23,652         3,945
Europe                                    9,365           22,501        11,119
Canada                                    7,373            6,822         4,999
General corporate expenses               (4,468)          (1,571)       (1,695)
                                    ------------------------------------------
Consolidated                        $   192,417      $   318,699    $  157,766
                                    ==========================================
IDENTIFIABLE ASSETS
United States                       $   521,326      $   418,776    $  284,067
Pacific Rim                             234,994           90,253         7,567
Japan                                   529,383          523,847       479,449
Europe                                   52,484           59,208        35,704
Canada                                   15,434           44,811         9,128
General corporate                       599,093          712,692       454,459
                                    ------------------------------------------
Consolidated                        $ 1,952,714      $ 1,849,587    $1,270,374
                                    ==========================================

NOTE 11: COMMITMENTS AND CONTINGENCIES

        The Company leases the majority of its facilities and certain equipment under non-cancelable operating leases which expire in 1997 through 2022. The facilities lease agreements typically provide for base rental rates which are increased at various times during the terms of the leases and for renewal options at the fair market rental value.

        In June 1995, the Company, through its Japanese subsidiary, entered into a master lease agreement and a master purchase agreement with a group of leasing companies (Lessor) for up to 15 billion yen. Each Lease Supplement pursuant to the transaction will have a lease term of one year with four consecutive annual renewal options. The Company may at the end of any lease term return or purchase at a stated amount all the equipment. Upon return of the equipment, the Company must pay the Lessor a terminal adjustment amount. The Lessor also has entered into a remarketing agreement with a third party to remarket and sell any equipment returned pursuant to which the third party is obligated to reimburse the Company a guaranteed residual value. The lease line was fully utilized as of December 31, 1996. There were no significant gains or losses from these leasing transactions. Minimum rental payments under these operating leases, including option periods, are $24 million for each of the years 1997 through 1999, $16 million for 2000 and $.2 million for 2001. The terminal adjustment which the Company would be required to pay upon cancellation of all leases and return of the equipment would be as follows: 1997 - $81 million; 1998 - $62 million; 1999
- $43 million; 2000 - $23 million; or 2001 - $2 million.

        Future minimum payments under other lease agreements are as follows:
1997 - $33 million; 1998 - $27 million; 1999 - $24 million; 2000 - $18 million;
2001 - $15 million; 2002 and thereafter - $62 million. Total rental expense, including month-to-month rentals, was $62 million, $44 million and $35 million in 1996, 1995 and 1994, respectively.

        The Company is one of three defendants in a patent infringement suit brought by Texas Instruments (TI) in the Federal District Court in Dallas, Texas. In May 1995, this suit resulted in a jury verdict against the Company holding the patents valid and finding willful infringement. Damages against the Company were set by the jury at approximately $15 million. The Company filed certain post-trial motions with the trial court, which included a motion to set aside the jury verdict and for an order that the Company had not infringed the patents. In addition, TI filed certain post-trial motions, which included a motion that the jury award of damages be trebled. In July 1995, the district court judge ruled in the Company's favor, holding that the Company had not infringed the patents, and set aside the jury verdict, including the award of damages. TI appealed the trial court's order to the United States Court of Appeals for the Federal Circuit (CAFC). In July 1996, the CAFC issued its decision affirming the U.S. District Court's holding in favor of the Company.
In August 1996, TI filed a petition for reconsideration of the CAFC's decision and requested that the matter be heard en banc by the CAFC. In September 1996, TI's petition was denied. In December 1996, TI petitioned the U.S. Supreme Court for a writ of certiorari, thereby seeking further appeal of the case. The Company believes that the probability of a significant loss is remote and, therefore, reallocated $15 million of its reserves during September 1996 (see Notes 5 and 6). No assurance can be given, however, that this matter will be resolved without the payment of damages and other costs.

        During the third quarter of 1995, pursuant to a series of transactions, the Company acquired all the remaining shares (45%) of its Canadian subsidiary, LSI Logic Corporation of Canada, Inc., which it did not already own. Certain former shareholders, representing approximately 800,000 shares or 3% of the previously outstanding shares, have exercised dissent and appraisal rights. Pursuant to the relevant provisions of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, a proceeding to determine the fair value of the shares was initiated. No hearing date has yet been assigned. The offer of CD $4.00 (U.S. $3.00) per share that was made by the board of directors of the Canadian subsidiary for the dissenters' shares is the same per share price that was accepted by shareholders holding the other 42% of the shares not already owned by the Company immediately prior to the commencement of the above mentioned transactions. While no assurances can be given regarding the ultimate determination of the Canadian court, the Company believes that the final outcome of this matter will not have a material adverse effect on the Company's consolidated financial position or results of operations.

        Certain additional claims and litigation against the Company have also arisen in the normal course of business. The Company believes that it is unlikely that the outcome of these claims and lawsuits will have a materially adverse effect on the Company's consolidated financial position or results of operations.

NOTE 12: SUBSEQUENT EVENT

        On February 21, 1997, the Company called for redemption of all of its $144 million, 5 1/2% Convertible Subordinated Notes (Notes). The Notes are redeemable by the Company at the principal amount plus a 2% premium. Each Note is convertible by the holder to common stock at a conversion price of $12.25 per share. If all Notes are converted to common stock, approximately 12 million additional shares of common stock will be issued.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF LSI LOGIC CORPORATION

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of LSI Logic Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP


San Jose, California
January 16, 1997
except for Note 12,
for which the date
is February 21, 1997

                        ELEVEN YEAR CONSOLIDATED SUMMARY

                                                ------------------------------------------
                                                        Year ended December 31st
------------------------------------------------------------------------------------------
(in thousands, except per share amounts)              1996            1995            1994
                                                ------------------------------------------
Revenues                                        $1,238,694      $1,267,657     $   901,830
Costs and expenses:
   Cost of revenues                                695,002         665,673         520,150
   Research and development                        184,452         123,892          98,978
   Selling, general and administrative             166,823         159,393         124,936
Restructuring of operations and other
   non-recurring charges                                --              --              --
                                                ------------------------------------------
Total costs and expenses                         1,046,277         948,958         744,064
                                                ------------------------------------------
Income (loss) from operations                      192,417         318,699         157,766
Interest expense                                   (13,610)        (16,349)        (18,455)
Interest income and other                           26,308          32,593          16,858
                                                ------------------------------------------
Income (loss) before income taxes, minority
   interest and extraordinary credit               205,115         334,943         156,169
Provision for income taxes                          57,432          93,781          43,679
                                                ------------------------------------------
Income (loss) before minority interest
   and extraordinary credit                        147,683         241,162         112,490
Minority interest in net income (loss)
   of subsidiaries                                     499           3,042           3,747
                                                ------------------------------------------
Income (loss) before extraordinary credit          147,184         238,120         108,743
Extraordinary credits resulting from gain on
   retirement of debt                                   --              --              --
                                                ------------------------------------------
Net income (loss)                                $ 147,184      $  238,120      $  108,743
Primary income (loss) per share:
   Income (loss) before extraordinary credit     $    1.12      $     1.86      $     0.99
Extraordinary credit                                    --              --              --
                                                ------------------------------------------
Net income (loss)                                $    1.12      $     1.86      $     0.99
                                                ==========================================
Fully diluted income per share                   $    1.07      $     1.75      $     0.92
                                                ==========================================
Year-end status:
   Total assets                                 $1,952,714      $1,849,587      $1,270,374
   Long-term debt                               $  258,274      $  199,543      $  262,730
   Stockholders' equity                         $1,316,219      $1,216,246      $  544,906
                                                ------------------------------------------


The Company's fiscal year ends on the Sunday closest to December 31.
For presentation purposes, the Consolidated inancial Statements refer to December 31 as year end.


  1993         1992          1991        1990        1989         1988        1987        1986
--------     ---------     --------    --------    --------     --------    --------    --------
$718,812     $ 617,468     $697,838    $655,491    $546,870     $378,908    $262,131    $194,335
--------     ---------     --------    --------    --------     --------    --------    --------
 438,523       408,318      457,692     443,759     381,544      226,625     168,403     129,150
  78,995        78,825       80,802      60,196      52,457       36,964      28,919      21,558
 117,452       129,254      136,811     117,318      99,885       80,145      55,726      40,200
     ---       101,785        5,626      44,000      43,000        9,046         ---         ---
--------     ---------     --------    --------    --------     --------    --------    --------
 634,970       718,182      680,931     665,273     576,886      352,780     253,048     190,908
--------     ---------     --------    --------    --------     --------    --------    --------
  83,842      (100,714)      16,907      (9,782)    (30,016)      26,128       9,083       3,427
  (9,621)      (11,567)     (19,371)    (21,256     (17,341)     (11,347)     (9,903)     (6,883)
   6,500        12,413       14,722      12,517      12,494       16,421      18,114      11,991
--------     ---------     --------    --------    --------     --------    --------    --------
  80,721       (99,868)      12,258     (18,521)    (34,863)      31,202      17,294       8,535
  24,221         8,521        6,129      11,685       1,476       18,322       7,031       3,103
--------     ---------     --------    --------    --------     --------    --------    --------
  56,500      (108,389)       6,129     (30,206)    (36,339)      12,880      10,263       5,432
   2,750         1,819       (2,212)      1,065)     (5,085)      (5,623)       (483)        564
--------     ---------     --------    --------    --------     --------    --------    --------
  53,750      (110,208)       8,341     (31,271)    (31,254)      18,503      10,746       4,868
     ---           ---          ---         955         ---          859         594         ---
--------     ---------     --------    --------    --------     --------    --------    --------
$ 53,750     $(110,208)    $  8,341    $(30,316)   $(31,254)    $ 19,362    $ 11,340    $  4,868
========     =========     ========    ========    ========     ========    ========    ========
$   0.54     $   (1.24)    $   0.10    $  (0.37)   $  (0.38)    $   0.22    $   0.13    $   0.06
     ---           ---          ---        0.01         ---         0.01        0.01         ---
--------     ---------     --------    --------    --------     --------    --------    --------
$   0.54     $   (1.24)    $   0.10    $  (0.36)   $  (0.38)    $   0.23    $   0.14    $   0.06
========     =========     ========    ========    ========     ========    ========    ========
$   0.53
========

$859,010     $ 747,438     $748,456    $771,682    $755,109     $783,751    $699,398    $451,404
$220,005     $ 191,527     $166,107    $189,795    $204,443     $191,857    $187,909    $106,908
$292,434     $ 197,728     $293,075    $267,729    $286,660     $327,277    $309,243    $252,002
--------     ---------     --------    --------    --------     --------    --------    --------

                   INTERIM FINANCIAL INFORMATION (UNAUDITED)

                                                        --------------------------------------------------------
                                                                                QUARTER
----------------------------------------------------------------------------------------------------------------
                                                          FIRST          SECOND          THIRD           FOURTH
                                                        --------------------------------------------------------
(In             YEAR ENDED DECEMBER 31, 1996
thousands,      Revenues                                $311,352        $325,359        $300,195        $301,788
except          Gross profit                             134,503         148,905         125,121         135,163
per share       Net income                                42,284          46,496          27,743          30,661
amounts)        Primary net income per share            $    .32        $    .35        $    .21        $    .23
                Fully diluted net income per share      $    .31        $    .34        $    .21        $    .23

                YEAR ENDED DECEMBER 31, 1995
                Revenues                                $280,158        $307,066        $330,832        $349,601
                Gross profit                             126,759         144,761         160,031         170,433
                Net Income                                45,260          55,745          65,542          71,573
                Primary net income per share            $    .37        $    .44        $    .50        $    .54
                Fully diluted net income per share      $    .35        $    .42        $    .47        $    .51

The Company's yscal year ends on the Sunday closest to December 31. For presentation purposes, the Consolidated Financial Statements refer to December 31 as year end.

                             CORPORATE INFORMATION

HEADQUARTERS ADDRESS
LSI Logic Corporation
1551 McCarthy Blvd
Milpitas CA 95035

REGISTRAR & TRANSFER AGENT
Bank of Boston
c/o Boston EquiServe, LP
Investor Relations Department
Mail Stop 45.02.09
PO Box 644
Boston MA 02102.0644
1.800.730.6001
www.equiserve.com

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
150 Almaden Blvd
San Jose CA 95113

LEGAL COUNSEL
Wilson, Sonsini, Goodrich & Rosati
650 Page Mill Road
Palo Alto CA 94304

FINANCIAL LITERATURE
Publications of interest to current and potential investors, including copies of the Company's current 10-K filed with the Securities and Exchange Commission, are available upon request by calling 1.800.574.4286. Outside the U.S. and Canada, phone 408.433.7700. Ask for Department JDF. Or call 32.11.300351 within Europe for multilingual operators.

        Financial information is also available over the World Wide Web at http://www.lsilogic.com and by fax at 1.800.457.4286.

STOCKHOLDER INQUIRIES
To notify LSI Logic of address changes, lost certificates or transfers of stock, stockholders of record should contact the Company's Registrar and Transfer Agent, Bank of Boston.

        Stockholders of record who receive more than one copy of this annual report can contact the Bank of Boston to arrange to have their accounts consolidated. Stockholders who own LSI Logic stock through a brokerage can contact their broker to request consolidation of their accounts.

INQUIRIES CONCERNING
THE COMPANY
Questions regarding LSI Logic's operations, historical performance or recent results may be directed to:
LSI Logic Corporation
Investor Relations Department
1551 McCarthy Blvd
Milpitas CA 95035
408.954.4710

LSI Logic logo design, CoreWare and SeriaLink are registered trademarks; and ATMizer, CoreWare logo design, Cablestream, G10 and G10 logo design, G11, GigaBlaze, Integra, Scenario, The System on a Chip Company and TinyRISC are trademarks of LSI Logic Corporation. All other brand and product names may be trademarks of their respective companies.

(C)1997, LSI Logic Corporation
Printed in U.S.A.

                              CORPORATE DIRECTORY

-----------------------------------------------------------------------------------------------------------
BOARD OF DIRECTORS                      EXECUTIVE OFFICERS

Wilfred J. Corrigan                     Wilfred J. Corrigan                     David E. Sanders
Chairman                                Chairman                                Vice President
Chief Executive Officer                 Chief Executive Officer                 General Counsel & Secretary

R. Douglas Norby                        Moshe N. Gavrielov                      Lewis C. Wallbridge
Executive Vice President                Executive Vice President                Vice President
Chief Financial Officer                 LSI Logic Products                      Human Resources

T. Z. Chu                               Cyril F. Hannon
President                               Executive Vice President
Hoefer Pharmacia Biotech Inc.           Worldwide Operations

Dr. Malcolm R. Currie                   W. Richard Marz
Chairman Emeritus                       Executive Vice President
Hughes Aircraft Company                 Geographic Markets

James H. Keyes                          R. Douglas Norby
Chairman                                Executive Vice President
Chief Executive Officer                 Chief Financial Officer
Johnson Controls, Inc.



VICE PRESIDENTS

Maniam B. Alagarstnam                   Bruce L. Entin                          Pierre Nadeau
Package Department                      Worldwide Customer Marketing            General Manager
                                        Geographic Markets                      LSI Logic Europe Ltd.
Elias J. Antoun
President                               Donald J. Esses                         Willsie H. Nelson
LSI Logic K. K.                         U.S. Manufacturing                      Logistics

Ronald K. Bell                          Amnon Fisher                            Richard D. Schinella
General Manager                         General Manager                         Wafer Process R&D and
Computer & Advanced                     Consumer Products                       Santa Clara Operations
Architecture
                                        Jeffrey L. Hilbert                      Chiaki Terada
Jean-Louis Bories                       Worldwide Customer Engineering          Industrial Engineering
ASIC Technology                         Geographic Markets
                                                                                Frank Tornaghi
John P. Daane                           James W. Hively                         North America Sales
General Manager                         ASIC Product Development
Communication Products                                                          Shubha S. Tuljapurkar
                                        Charles E. Laughlin                     Business and Personal Systems
John J. D'Errico                        General Manager
General Manager                         LSI Logic Japan Semiconductor, Inc.     Edward K. Wan
Pan Aria                                                                        North America Engineering
                                        Theodore Leno
Simon P. Dolan                          Assembly and Test Operations            Joseph M. Zelayeta
Strategic Marketing                                                             Senior Vice President
                                        Byron Look                              Research & Development
                                        Corporate Development                   General Manager
                                                                                U.S. Wafer Fab Operations
                                        R. Gregory Miller
                                        Corporate Controller

STOCK INFORMATION


Symbol: LSI
Where traded: NYSE
Actual shares outstanding at 12/31/96: 129,006,000
Average daily volume for 1996: 2,436,690


                                    STOCK PRICE RANGE
                             -------------------------------
                                  1995             1996
                                  ----             ----
First Quarter                $22.50 o 38.88   $18.25 o 29.19
Second Quarter               $24.50 o 39.63   $25.50 o 42.63
Third Quarter                $17.00 o 27.00   $39.13 o 62.50
Fourth Quarter               $21.38 o 33.88   $30.00 o 59.25
                             --------------   --------------
Year                         $17.00 o 39.63   $18.25 o 62.50
                             ==============   ==============


STOCK PRICE MOVEMENT

        Bar graph showing stock price range and ending price for each calendar month during fiscal year 1995 and 1996. Values depicted are as follows:

        1995                 RANGE                ENDING PRICE
        ----                 -----                ------------
        JAN             22 3/8   - 18 1/4            21 5/16
        FEB             27 15/16 - 21                27 1/4
        MAR             29 3/16  - 25 15/16          26 1/4
        APR             33 9/16  - 25 1/2            33 5/16
        MAY             38 5/8   - 31 1/2            33 3/4
        JUN             42 5/8   - 33                39 1/8
        JUL             49 7/8   - 39 1/8            46 3/4
        AUG             53       - 40 1/4            49 1/4
        SEP             62 1/2   - 48 1/4            58
        OCT             59 1/2   - 43 1/4            46 7/8
        NOV             48       - 38 3/4            41 7/8
        DEC             48       - 30                32 3/4

        1996
        ----
        JAN             34 3/8   - 22 1/2            28 1/4
        FEB             38 7/8   - 26                27 5/8
        MAR             29 3/4   - 24 7/8            26 7/8
        APR             37 7/8   - 26 5/8            36
        MAY             39 5/8   - 28 3/4            31 1/8
        JUN             31 1/4   - 24 1/2            26
        JUL             27       - 17                19 1/2
        AUG             24 1/2   - 18 3/4            21 7/8
        SEP             25 3/4   - 20 1/8            23 1/4
        OCT             28 1/4   - 21 3/8            26 1/2
        NOV             33 7/8   - 26 1/2            30 1/8
        DEC             33 1/4   - 26 5/8            26 3/4

TRADING VOLUME

        Point Graph showing total trading volume of shares in each calendar month during fiscal 1995 and 1996. Values depicted are as follows:

        1995         SHARES TRADED             1996            SHARES TRADED
        ----         -------------             ----            -------------
        JAN            27,758,400              JAN               68,889,504
        FEB            23,461,000              FEB               66,151,600
        MAR            23,797,600              MAR               49,794,400
        APR            19,428,800              APR               43,953,300
        MAY            27,639,600              MAY               61,387,000
        JUN            23,221,100              JUN               41,964,400
        JUL            25,048,500              JUL               66,940,200
        AUG            23,804,700              AUG               36,380,700
        SEP            25,160,500              SEP               46,553,900
        OCT            41,672,400              OCT               56,529,900
        NOV            39,745,600              NOV               46,718,600
        DEC            71,075,104              DEC               33,655,800

LSI LOGIC EUROPE, LTD.

Grenville Place
The Ring
Bracknell
Berkshire RG12 1BP
United Kingdom
Tel: 44.1344.426544
Fax: 44.1344.481039

LSI LOGIC K.K.

4-1-8 Konan
Minato-ku
Tokyo 108
Japan
Tel: 81.3.5463.7811
Fax: 81.3.5463.7825

LSI LOGIC CORPORATION
OF CANADA, INC.

401 The West Mall
Suite 1110
Etobicoke Ontario M9C 3J5
Canada
Tel: 416.620.7400
Fax: 416.620.5005

LSI LOGIC JAPAN
SEMICONDUCTOR, INC.

10 Kitahara Tsukuba-shi
Ibaraki-ken 300-32
Japan
Tel: 81.298.64.7229
Fax: 81.298.64.3362

LSI LOGIC HONG KONG,
LIMITED

7/F Southeast Industrial Building
611-619 Castle Peak Road
Tsuen Wan
Hong Kong
Tel: 852.2405.8600
Fax: 852.2412.7820

[LSI LOGIC LOGO]

LSI LOGIC CORPORATION

1551 McCarthy Blvd
Milpitas CA 95035
United States
Tel: 408.433.8000
Fax: 408.954.3773