Form 10-K405, Exhibit 13
period 1997-12-31
LSI LOGIC CORP
filed 1998-03-27
CIK 703360

                                                                   EXHIBIT 13.1

                               1997 Financial Data

Contents

9 Management's discussion and analysis of financial condition and results of operations

16      Consolidated financial statements

20      Notes to consolidated financial statements

36      Report of independent accountants

37      Five year consolidated summary

38      Interim financial information

39      Corporate information

40      Corporate directory

41      Stock information


CHART DESCRIPTORS:
Revenues

Net Income

Net Income Per
Diluted Share

Gross Profit
Margin

SG&A Expenses
R&D Funding

Operating
Profit Margin

Debt-to-Equity Ratio

Total Assets

Stockholders'
Equity

The System on a Chip Company(R)1997 Annual Report

CORPORATE PROFILE

LSI Logic Corporation, The System on a Chip Company, is a leading provider of high-performance semiconductor solutions. The Company enables customers in the consumer, communications and computer markets to increase the performance, lower the cost and accelerate the time to market of their system products. LSI Logic is headquartered in Milpitas, California. The Company's stock is traded on the New York Stock Exchange under the symbol LSI.

EXECUTIVE LETTER

TO OUR SHAREHOLDERS

In a year during which the global semiconductor industry began a slow recovery from a mild yet protracted downturn, LSI Logic's revenues increased in line with the industry's modest growth rate. We made significant investments in research and development programs and introduced key new products and processes that increased our penetration of consumer, communications and computer markets. We also invested in our manufacturing operations to ensure we have leading-edge capacity available to meet increased customer requests in the future. We believe these activities place LSI Logic in a position of strength in a marketplace that industry observers believe is poised to resume its historical growth rates.

For the year ended December 31, 1997, LSI Logic reported record revenues of $1.29 billion, a 4% increase compared to revenues of $1.24 billion in 1996. Net income for the year was $159 million, or $1.11 per share, up from net income of $147 million, or $1.07 per share in the previous year. LSI Logic grew profitably in 1997, recording an after-tax net income of 12% and maintaining gross margins of 48%. The Company ended the year with a solid balance sheet, highlighted by a cash and short-term investment balance of $491 million.

The year also marked the first time in LSI Logic's history that international sales represented more than 50% of revenues. Equally significant, revenue levels derived from our three principal vertical markets--consumer electronics, communications and computer products--were evenly balanced, reflecting the success of our long-term strategy to diversify across a wider range of high-growth markets in the worldwide electronics industry. For 1997, consumer electronics represented 33% of LSI's revenues, communications increased to 32% and computer market revenues accounted for 31%, with the remaining 4% derived from other market categories.

INVESTING IN THE FUTURE

LSI Logic's results were noteworthy in light of the fact that, during a slow growth period in the industry, we invested in our future by increasing our research and development expenditures. R&D spending of $226 million in 1997 represented 18% of revenues, compared to corresponding expenditures of $184 million--or 15% of revenues--in 1996. Our R&D efforts directly led to the introduction of a number of important new system-on-a-chip products in 1997, including single-chip solutions for digital video disc (DVD) players and computer applications, digital still cameras and GSM-based wireless communications devices.

On the technology front, LSI Logic invested in advanced process technology to support the Company's system-on-a-chip strategy. We introduced our 0.18-micron G11(TM) process technology, enabling us to deliver products with substantially higher integration and performance, at lower power consumption levels. We also invested in a new state-of-the-art eight-inch wafer fabrication plant in Gresham, Oregon, which is scheduled to begin production in 1998. The first phase of this manufacturing facility will utilize LSI's G10(TM) and G11 deep submicron process technologies.

During 1997, we extended LSI Logic's system design capabilities by acquiring Mint Technology, Inc., an engineering services company with expertise in the areas of system architecture and system-level design verification used in the development of complex integrated circuits. This acquisition marks an important step forward in LSI's ongoing efforts to respond to customer needs by enhancing the service aspects of our business.

EXPANDING OUR PRODUCT PORTFOLIO

In 1997, LSI Logic introduced new products that target high-growth areas within our major markets. The first of these areas, consumer electronics, is a rapidly expanding market for the Company. Adding to our strong position in the video game arena, we announced a system-on-a-chip image processing solution--the DCAM(TM)-101--that will improve the picture quality and reduce the cost of next-generation digital still cameras. In another emerging market that industry research firms forecast will grow rapidly over the next several years, LSI Logic introduced a DVD decoding engine for use in digital video disc players and computer applications. Both the DCAM-101 and DVD chips are expected to enter volume production in 1998.

We also rounded out our offerings for satellite and cable television set-top boxes during 1997 by entering into an agreement with the British Broadcasting Corporation (BBC) to develop a single-chip demodulator for digital terrestrial television (DTT) applications. This chip is a key component for DTT set-top boxes, and paves the way for LSI's participation in the emerging digital television market.

The Company's accomplishments in the consumer market were matched by a number of important advances in communications, LSI Logic's fastest growing target market in 1997. We have a strong position in networking, where LSI is the marketshare leader in supplying switched Ethernet system-on-a-chip cores and ASIC (application-specific integrated circuit) solutions. We're supplying Cisco Systems with seven custom ASICs for its next-generation router, and we're providing custom and standard products to help Compaq Computer expand into the networking arena. We extended our telecommunications presence by delivering the world's first single-chip GSM baseband processor--a unique solution that integrates a microprocessor, digital signal processing, and mixed-signal capabilities on a chip to meet the needs of a range of cellular and wireless communications applications.

In the computer marketplace, LSI expanded beyond the workstation and server markets that have traditionally been areas of focus for the Company with strategic initiatives targeted at high-end storage devices and printer applications. Our GigaBlaze(TM) high-speed data transfer technology today leads the way in providing Fibre Channel products to the industry, and during 1997 we strengthened our storage presence by announcing a high-performance core optimized for PCI bus applications. In the printer market, LSI's CoreWare(R) library of high-performance MIPS processor, Ethernet, USB and PCI cores are being offered to provide system-on-a-chip printer solutions.

LOOKING AHEAD

While 1997 was a relatively low-growth year for LSI Logic, it was a period of significant accomplishments in strengthening the Company for the future. We increased penetration of our target markets, introduced new products that are expected to fuel growth in 1998, and moved ahead with plans to add state-of-the-art manufacturing capacity. There will be challenges, of course, but we're confident that LSI Logic enters 1998 well-positioned to take advantage of the industry's projected return to its historical growth rates for the balance of the decade. On behalf of everyone at the Company, I look forward to these challenges, and I thank all of our shareholders, customers and partners for their support.


Wilfred J. Corrigan
Chairman and Chief Executive Officer

Wilfred J. Corrigan Chairman and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Revenues for LSI Logic increased 4% to $1.29 billion in 1997 from $1.24 billion in 1996. Income from operations increased 1.5% to $195 million in 1997 compared to $192 million in 1996. Net income for 1997 was $159 million, an 8% increase over the $147 million of net income in 1996. Diluted earnings per share increased to $1.11 per share in 1997 from $1.07 per share in 1996. Net income in 1997 would have been $1.4 million or $0.01 per share higher on a diluted basis but for the cumulative effect of the change in accounting principle during 1997.

While management believes that the discussion and analysis in this report is adequate for a fair presentation of the information, it is recommended that this discussion and analysis be read in conjunction with the remainder of the Company's Annual Report on Form 10-K for the year ended December 31, 1997. On October 27, 1997, the Company changed its fiscal year from a 52-53 week year to a year ending December 31. In 1996 and 1995, the year ended on the Sunday closest to December 31. Fiscal year 1997 was a 53-week year. Fiscal years 1996 and 1995 were 52-week years.

Statements in this discussion and analysis contain forward looking information and involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. See additional discussion contained in -Risk Factors,' set forth in Part I of the Company's Annual Report on Form 10-K.

Results of Operations

Revenue--The Company operates in one industry segment in which it designs, develops, manufactures and markets integrated circuits, including application-specific integrated circuits (ASICs), application-specific standard products (ASSPs) and related products and services. Design and service revenues include engineering design services, licensing of LSI Logic's advanced design tools software, and technology transfer and support services. LSI Logic's customers use these services in the design of increasingly advanced integrated circuits characterized by increased functionality and performance. The proportion of revenues from ASIC design and related services compared to component product sales varies among customers depending upon their specific requirements. The following table describes revenues from component products and design and services as a percentage of total revenues:

                     1997   1996   1995
                     ----   ----   ----
Component products    95%    94%    94%
Design and services    5%     6%     6%
                     ---    ---    ---
                     100%   100%   100%

Total revenues increased to $1.29 billion in 1997 from $1.24 billion in 1996. The increase in revenues during 1997 primarily reflects an increase in demand for the Company's component products utilized in consumer and communication applications, offset in part by declines in demand for the Company's component products utilized in computer applications and lower average selling prices during 1997 when expressed in dollars as compared to 1996. Design and service revenues remained relatively consistent as compared to 1996. During 1997, one customer represented 22% of the Company's consolidated revenues. Total revenues declined to $1.24 billion in 1996 from $1.27 billion in 1995. The decrease in revenues for 1996 was primarily attributable to a slowdown in new orders for the Company's component products utilized in computer applications and was partially offset by increases in demand for its products utilized in consumer and communication applications. The Company's average selling prices for component products did not fluctuate significantly during 1996 compared to 1995. Design and service revenues during 1996 were consistent with 1995. During 1996 and 1995, one customer represented 14% and 12% of the Company's consolidated revenues, respectively.

Operating costs and expenses--Key elements of the consolidated statements of operations, expressed as a percentage of revenues, were as follows:

                                             1997   1996   1995
                                             ----   ----   ----
Gross profit margin                           48%    44%    47%
Research and development expense              18%    15%    10%
Selling, general and administrative expense   15%    13%    13%
Income from operations                        15%    16%    25%

Gross margin--The gross margin percentage for 1997 increased to 48% of revenues, compared with 44% in 1996. The increase was primarily related to increased manufacturing yields, largely attributable to the installation of chemical mechanical polishing equipment by the Company during the fourth quarter of 1996 and improvement in capacity utilization during 1997 as compared to 1996, partially offset by lower average selling prices.

The gross margin percentage for 1996 declined to 44% of revenues, compared with 47% in 1995. The decline was primarily attributable to lower factory utilization during 1996 which was compounded by the Company's increase in its production capacity throughout 1995, resulting primarily from the expansion of its Japanese wafer manufacturing. The impact of lower factory utilization on gross margin was offset in part by improvements in manufacturing yields and favorable pricing negotiations with assembly and test subcontractors. Additionally, the gross margin was favorably impacted in the fourth quarter of 1996 by the effects of the shutdown of the Company's Milpitas, California manufacturing facility during the second quarter of 1996.

The Company's operating environment combined with the resources required to operate in the semiconductor industry requires managing a variety of factors such as product mix, factory capacity and utilization, manufacturing yields, availability of certain raw materials, terms negotiated with third-party subcontractors and foreign currency fluctuations. Accordingly, there can be no assurance that such or other factors will not have a material effect on the Company's gross margin in future periods. Changes in the relative strength of the yen may have a greater impact on the Company's gross margin than other foreign exchange fluctuations due to the Company's large wafer fabrication operations in Japan. Although the yen weakened (the average yen exchange rate for 1997 decreased 11% from 1996), the effect on gross margin and net income was not material as the Company's yen denominated sales offset a substantial portion of its yen denominated costs during those periods, and the Company hedged a portion of its remaining yen exposure (see Note 3 of Notes to Consolidated Financial Statements). However, there can be no assurance that future changes in the relative strength of the yen or mix of foreign denominated revenues and costs will not have a material effect on gross margins or operating results. Research and development--Total research and development (R&D) expenses increased $42 million and $61 million in 1997 and 1996, respectively, from previous years' R&D spending. As a percentage of revenues, R&D expenses increased to 18% in 1997 from 15% and 10% in 1996 and 1995, respectively. The increases in 1997 and 1996 are primarily attributed to increased compensation and staffing levels and expansions of the Company's product development centers as the Company continues to develop higher technology sub-micron products and the related manufacturing, packaging and design processes. The Company continues to be committed to technological leadership in the high-performance semiconductor market and anticipates maintaining its investment in R&D at a rate of approximately 18-19% of revenues in 1998. This investment is expected to be primarily for development of new advanced products, development of advanced manufacturing processes and enhancements of the Company's electronic design automation software capability.

Selling, general and administrative--Selling, general and administrative (SG&A) expenses increased $24 million and $7 million in 1997 and 1996, respectively, from previous years' SG&A spending. SG&A expenses as a percentage of revenue increased to 15% in 1997 from 13% in 1996 and 1995, respectively. The increases during 1997 and 1996 are primarily attributable to increased information technology costs related to upgrading the Company's business systems and infrastructure. The Company expects that SG&A expenses will continue to increase in absolute dollars, although such expenses may fluctuate as a percentage of revenue on a quarterly basis.

Acquired in-process research and development--In July 1997, the Company acquired all issued and outstanding shares of the common stock of Mint Technology, Inc.
(Mint) for $9.5 million in cash and options to purchase approximately 681,726 shares of common stock with an intrinsic value of $11.3 million. The acquisition was accounted for as a purchase (see Note 5 of Notes to the Consolidated Financial Statements). Approximately $2.9 million of the purchase price was allocated to in-process research and development and was expensed in the third quarter of 1997.

Interest expense--Interest expense decreased to $1.5 million in 1997 compared to $14 million and $16 million in 1996 and 1995, respectively. The decrease is primarily attributable to the conversion of all of the Company's $144 million, 51/2% Convertible Subordinated Notes to common stock on March 24, 1997 (see Note 7 of Notes to the Consolidated Financial Statements) and the capitalization of interest as part of the construction at the new manufacturing facility in Gresham, Oregon.

Interest and other income--Interest and other income increased $4 million in 1997 compared to 1996. The increase is primarily attributable to a decrease in foreign exchange losses from $7 million in 1996 to $2 million in 1997, which related primarily to reduced foreign exchange exposure at the Company's European sales affiliate. In addition, the Company received other income from insurance settlement proceeds, the disposal of land owned by a European affiliate and other miscellaneous gains. These gains were offset in part by losses on the final sale of equipment from the Company's Milpitas wafer manufacturing facility (see Note 4 of Notes to Consolidated Financial Statements), additional Milpitas reserves for operating expenses and other miscellaneous losses.

Interest and other income decreased $6 million in 1996 compared with 1995. The decrease is primarily attributable to foreign currency exchange losses totaling approximately $7 million during 1996, which related primarily to U.S. dollars held by the Company's European sales affiliate.

Provision for income taxes--In 1997, 1996 and 1995, the Company's effective tax rate was 28%. The tax rate was lower than the U.S. statutory rate primarily due to earnings of the Company's foreign subsidiaries taxed at lower rates and the utilization of prior loss carryovers and other tax credits.

Minority interest--The changes in minority interest in 1997 and 1996 were primarily attributable to the composition of earnings and losses among certain of the Company's international affiliates for each of the respective years. The changes in minority interest in 1996 and 1995 were primarily attributable to the purchase of minority held shares of LSI Logic Japan Semiconductor, Inc. (JSI), formerly known as Nihon Semiconductor, Inc., LSI Logic Corporation of Canada, Inc., LSI Logic K.K. and LSI Logic Europe, Ltd. (formerly known as LSI Logic Europe, PLC) in 1996 and 1995 (see Notes 5 and 11 of Notes to Consolidated Financial Statements).

Cumulative effect of change in accounting principle--On
November 21, 1997, the Emerging Issues Task Force issued EITF 97-13 -Accounting for costs incurred in connection with a consulting contract or an internal project that combines business process re-engineering and information technology transformation." EITF 97-13 required that the Company expense, in the fourth quarter of 1997, all costs previously capitalized in connection with business process re-engineering activities as defined by the statement. The Company recorded a charge of $1.4 million, net of related tax of $0.6 million, during the fourth quarter of 1997 (see Note 1 of Notes to Consolidated Financial Statements).

Restructuring--The Company implemented a restructuring plan in the third quarter of 1992 revising its global manufacturing strategy, streamlining operations, discontinuing certain commodity products and focusing its product strategy on high-end technology solutions. By the end of 1996, all reserves established under the restructuring plan had been utilized. As a result of a favorable appellate court decision in September 1996 in connection with the Texas Instruments litigation (see Note 11 of Notes to Consolidated Financial Statements), $15 million of restructuring reserves became available for the write-down of the Milpitas wafer manufacturing equipment (see Note 4 of Notes to Consolidated Financial Statements). The following table sets forth the Company's 1992 restructuring expense and charges taken from the date the restructuring commenced through December 31, 1997.

                                  1992
                                  Restructuring                      Balance       Balance      Balance
(In thousands)                    Expense           Utilized*        Adjusted      12/31/96     12/31/97
--------------                    -------           ---------        --------      --------     --------
Write-down of
manufacturing facility (a)         $  14,700       $ (28,700)       $  14,000       $ --        $ --

Other fixed asset
related charges (b)                   35,500         (38,700)           3,200         --          --
phase-down and
consolidation of
manufacturing facilities (b)          13,500         (13,500)            --           --          --

Payments to employees
for severance (c)                      8,000          (7,200)            (800)        --          --

Write-down of
inventories (a)                       10,900          (8,800)          (2,100)        --          --

Relocation, lease
terminations and
other (b)                             19,200          (4,900)         (14,300)        --          --

Total                              $ 101,800       $(101,800)       $    --         $ --        $ --

* Net of cumulative currency translation adjustments.

(a) Amounts utilized represent non-cash charges.

(b) Amounts utilized represent both cash and non-cash charges. Cumulative cash charges totaled $17 million.

(c) Amounts utilized represent cash payments related to the severance of approximately 550 employees.

Factors that May Affect Future Operating Results

The Company believes that its future operating results will continue to be subject to quarterly variations based upon a wide variety of factors, including the cyclical nature of both the semiconductor industry and the markets addressed by the Company's products, the availability and extent of utilization of manufacturing capacity, price erosion, competitive factors, the timing of new product introductions, changes in product mix, fluctuations in manufacturing yields, product obsolescence and the ability to develop and implement new technologies. The Company's operating results could also be impacted by sudden fluctuations in customer requirements, currency exchange rate fluctuations and other economic conditions affecting customer demand and the cost of operations in one or more of the global markets in which the Company does business. As a participant in the semiconductor industry, the Company operates in a technologically advanced, rapidly changing and highly competitive environment. The Company predominantly sells custom products to customers operating in a similar environment. Accordingly, changes in the conditions of any of the Company's customers may have a greater impact on the Company than if the Company predominantly offered standard products that could be sold to many purchasers. While the Company cannot predict what effect these various factors may have on its financial results, the aggregate effect of these and other factors could result in significant volatility in the Company's future performance. To the extent the Company's performance may not meet expectations published by external sources, public reaction could result in a sudden and significantly adverse impact on the market price of the Company's securities, particularly on a short-term basis.

The Company has international subsidiaries which operate and sell the Company's products in various global markets. The Company purchases a substantial portion of its raw materials and equipment from foreign suppliers, and incurs labor and other operating costs, particularly at its Japanese manufacturing facilities, in foreign currencies. As a result, the Company is exposed to international factors such as changes in foreign currency exchange rates or weak economic conditions of the respective countries in which the Company operates. The Company utilizes forward exchange, currency swap and option contracts to manage its exposure associated with currency fluctuations on intercompany transactions and certain foreign currency denominated commitments. There were no foreign currency hedge contracts outstanding as of December 31, 1997 as the contracts were closed out on the last day of the month (see Note 3 of Notes to Consolidated Financial Statements). At December 31, 1996, the Company had currency swap and option contracts outstanding. These contracts hedged intercompany loans, a portion of the Company's yen denominated commitments and net asset and liability exposure in nonfunctional currencies at certain of the Company's affiliates for the first quarter of 1997.

The Company's corporate headquarters and some of its manufacturing facilities are located near major earthquake faults. As a result, in the event of a major earthquake, the Company could suffer damages which could materially and adversely affect the operating results and financial condition of the Company.

Year 2000 disclosure

The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in its financial, product development, order management and manufacturing systems. The inability of computer software programs to accurately recognize, interpret and process date codes designating the year 2000 and beyond could cause systems to yield inaccurate results or encounter operating problems, including interruption of the business operations such systems control. The Company is in the process of analyzing its internal computer-based systems to identify potential vulnerabilities and implement corrections or changes that may be required. Based on information currently available, the Company believes that its internal systems currently are or, by such time as is necessary to avoid a material adverse effect upon the Company, will be capable of functioning without year 2000 problems. Also based on information thus far available to the Company, the Company does not believe it will incur expenditures in dealing with year 2000 issues that will have a material adverse effect on the financial condition of the Company.

The Company also may be exposed to risks from computer systems of parties with which the Company transacts business. Were problems to develop with such other parties' systems, they could have a material adverse effect on the Company. In response to this, the Company is taking steps, including contacting its strategic suppliers and large customers, to determine the extent to which the Company may be vulnerable to those parties' failure to remedy their own year 2000 issues and to ascertain what actions, if needed, may be taken by the Company in response to such risks.

The Company has expended and will continue to expend appropriate resources to address this issue on a timely basis. The analysis is not complete, however, and no estimate of the expected total cost of this effort can be made at this time. Furthermore, there can be no assurances that unknown costs ultimately necessary to update systems or address potential system interruptions will not have a material adverse effect on the Company's business, financial condition or results of operations. To date the Company has not identified any loss contingencies related to the year 2000 issues for products it has sold.

Financial Condition and Liquidity

Cash, cash equivalents and short-term investments decreased $226 million in 1997 to $491 million from $717 million at December 31, 1996. The decrease is primarily attributable to capital additions, increases in the repayment of debt obligations, net of borrowings, and repurchases of the Company's common stock, offset in part by an increase in cash from operations and proceeds received from employee stock transactions.

During 1997, the Company generated $399 million of cash and cash equivalents from its operating activities, compared to $352 million during 1996. The increase in cash and cash equivalents provided from operations as compared to 1996 was primarily attributable to increases in accounts payable and net income before depreciation and amortization, partially offset by increases in inventories, prepaids and other assets and accounts receivable. Increased sales and manufacturing activities in response to higher customer demand contributed to increases in accounts receivable, accounts payable and inventories.

Cash and cash equivalents used in investing activities were $346 million during 1997 compared to $433 million in 1996. The primary investing activities, other than short-term investment in available-for-sale debt and equity securities, included purchases of property and equipment, acquisition of Mint Technology, Inc. (see Note 5 of Notes to Consolidated Financial Statements) and additional investment in non-marketable shares of other technology companies. During 1996, primary investing activities included purchases of property and equipment and increased investment in debt and equity securities. The Company believes that maintaining technological leadership in the highly competitive worldwide semiconductor industry requires substantial ongoing investment in advanced manufacturing capacity. Capital additions were $513 million and $362 million, net of retirements and refinancings during 1997 and 1996, respectively. The additions were primarily for costs related to construction of the new eight-inch wafer manufacturing facility in Gresham, Oregon. The Company expects to spend approximately $123 million during the first three quarters of 1998 to bring this facility to operational status.

Cash and cash equivalents used in financing activities totaled $91 million. This is attributable to the repayment of debt obligations totaling $55 million, net of borrowings, and $60 million used to repurchase shares of the Company's stock, partially offset by proceeds received from employee stock transactions of $24 million (see Note 8 of Notes to Consolidated Financial Statements). In February 1997, the Company called for redemption of its $144 million, 51/2% Convertible Subordinated Notes (Notes). The holders of the Notes elected to convert the Notes to common stock at a conversion price of $12.25 per share. The conversion resulted in the issuance of 11.7 million shares of common stock (see Note 7 of Notes to Consolidated Financial Statements).

In December 1996, the Company entered into a $300 million revolving line of credit with several banks (see Note 7 of Notes to Consolidated Financial Statements). As of December 31, 1997, there were no borrowings outstanding under this credit agreement. Additionally, the Company's Japanese manufacturing subsidiary has a credit facility with adjustable interest rates. As of December 31, 1997, the Company had 14 billion yen ($109 million) outstanding under the facility (see Note 7 of Notes to Consolidated Financial Statements). Each of the Company's significant foreign affiliates has lines of credit available for local currency borrowings. These other foreign bank lines of credit were not material as of December 31, 1997. The Company believes that its level of financial resources is an important competitive factor in its industry. Accordingly, the Company may, from time to time, seek additional equity or debt financing. The Company believes that existing liquid resources and funds generated from operations combined with funds from such financing and its ability to borrow funds will be adequate to meet its operating and capital requirements and obligations through the foreseeable future. There can be no assurance that such additional financing will be available when needed or, if available, will be on favorable terms. Any future equity financing will decrease existing stockholders' percentage equity ownership and may, depending on the price at which the equity is sold, result in dilution.

Market Risk Disclosure

The Company has foreign subsidiaries which operate and sell the Company's products in various global markets. As a result, the Company's cash flow and earnings are exposed to fluctuations in interest rates and foreign currency exchange rates. The Company attempts to limit these exposures through operational strategies and financial market instruments. The Company utilizes various hedge instruments, primarily forward contracts (with maturities of six months or less), currency swaps and currency option contracts, to manage its exposure associated with firm intercompany and third-party transactions and net asset and liability positions denominated in nonfunctional currencies. The Company also utilizes interest rate swap contracts to manage its interest rate risk on yen denominated debt obligations (see Note 3 of Notes to Consolidated Financial Statements). The Company does not purchase or hold derivative financial instruments for trading purposes.

Interest rate sensitivity--The Company is subject to interest rate risk on its investment portfolio, outstanding debt and interest rate swap contracts.

A 57 basis point move in interest rates (10% of the Company's weighted average investment yield), affecting the Company's interest sensitive investments, would have an immaterial effect on the Company's financial position, results of operations and cash flows over the next fiscal year.

The Company manages interest rate risk on yen denominated debt obligations by entering into interest rate swap contracts. Any fluctuations in the underlying interest rate have an equal and opposite effect on the yen debt obligations and the interest rate swaps hedging the obligations. An 8 basis point move in interest rates (10% of the underlying yen LIBOR rate) on the yen denominated debt and/or interest rate swap contracts would have an immaterial effect on the Company's financial position, results of operations and cash flows over the next fiscal year.

Foreign currency exchange risk--Based on the Company's overall currency rate exposure at December 31, 1997, including derivative financial instruments and nonfunctional currency denominated receivables and payables, a near-term 10% appreciation or depreciation of the U.S. dollar would have an immaterial effect on the Company's financial position, results of operations and cash flows over the next fiscal year.

CONSOLIDATED BALANCE SHEETS

December 31st
(In thousands, except per-share amounts)                   1997                1996
Assets
Cash and cash equivalents                             $  -104,571        $  -147,059
Short-term investments                                    386,369            570,223
Accounts receivable, less allowance for
doubtful accounts of $2,597 and $3,116                    210,141            184,977
Inventories                                               102,267             90,410
Prepaid expenses and other current assets                  67,113             58,385
        Total current assets                              870,461          1,051,054
Property and equipment, net                             1,123,909            811,659
Other assets                                              132,542             90,001
        Total assets                                  $ 2,126,912        $ 1,952,714
Liabilities and Stockholders' Equity
Accounts payable                                      $   211,135        $   104,109
Accrued salaries, wages and benefits                       38,422             26,000
Other accrued liabilities                                  56,802             67,921
Income taxes payable                                       87,257             77,696
Current portion of long-term obligations                   44,615             69,612
        Total current liabilities                         438,231            345,338
Long-term obligations and deferred income taxes           117,511            286,043
Minority interest in subsidiaries                           5,197              5,114
Commitments and contingencies                                --                 --
Stockholders' equity:
Preferred shares; $.01 par value;
2,000 shares authorized                                      --                 --
Common stock; $.01 par value;
450,000 shares authorized; 140,161
and 129,006 shares outstanding                              1,401              1,290
Additional paid-in capital                                965,422            837,151
Retained earnings                                         611,622            452,374
Cumulative translation adjustment                         (12,472)            25,404
        Total stockholders' equity                      1,565,973          1,316,219
               Total liabilities and
               stockholders' equity                   $ 2,126,912        $ 1,952,714


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       Year Ended December 31st
                                                           -------------------------------------------------
                                                               1997              1996               1995
                                                           -----------       ------------       ------------
                                                                 (In thousands, except per share amounts)

Revenues                                                   $ 1,290,275        $ 1,238,694        $ 1,267,657
Costs and expenses:
        Cost of revenues                                       675,153            695,002            665,673
        Research and development                               226,219            184,452            123,892
        Selling, general and administrative                    190,680            166,823            159,393
        Acquired in-process research
        and development                                          2,850               --                 --
               Total costs and expenses                      1,094,902          1,046,277            948,958
Income from operations                                         195,373            192,417            318,699
Interest expense                                                (1,497)           (13,610)           (16,349)
Interest income and other                                       30,287             26,308             32,593
Income before income taxes, minority interest
and cumulative effect of change in
accounting principle                                           224,163            205,115            334,943
Provision for income taxes                                      62,748             57,432             93,781
Income before minority interest and cumulative
effect of change in accounting principle                       161,415            147,683            241,162
Minority interest in net income of subsidiaries                    727                499              3,042
Income before cumulative effect of
change in accounting principle                                 160,688            147,184            238,120
Cumulative effect of change in accounting principle             (1,440)              --                 --
Net income                                                 $   159,248        $   147,184        $   238,120
Basic earnings per share:
        Income before cumulative effect of change in
               accounting principle                        $      1.16        $      1.14        $      1.92
        Cumulative effect of change in
               accounting principle                        $     (0.01)       $       --         $       --
        Net income                                         $      1.15        $      1.14        $      1.92
 Diluted earnings per share:
        Income before cumulative effect of
        change in accounting principle                     $      1.12        $      1.07        $      1.75
        Cumulative effect of change in
        accounting principle                               $     (0.01)       $       --         $       --
        Net income                                         $      1.11        $      1.07        $      1.75
Shares used in computing per share amounts:
        Basic                                                  138,576            128,899            123,960
        Dilutive                                               144,027            142,983            139,768


See Notes to Consolidated Financial Statements



                                                                                              Additional   Cumulative
                                                      Common      Stock           Paid-in     Retained     Translation
                                                      Shares      Amount          Capital     Earnings     Adjustment       Total
                                                      -------    ----------    -----------   ----------    -----------   -----------
                                                                                     (In thousands)
Balances at December 31, 1994                         114,287    $    1,143    $  401,268    $   67,070    $   75,425    $  544,906
Issuance of common stock under public offerings        12,075           121       404,745       404,866
Issuance to employees under stock
  option and purchase plans                             2,941            29        18,625        18,654
Tax benefit of employee stock transactions             28,900        28,900
Aggregate adjustment from translation of
  financial statements into U.S. dollars                                                                      (19,200)      (19,200)
Net Income                                            238,120       238,120
Balances at December 31, 1995                         129,303         1,293       853,538       305,190        56,225     1,216,246
Purchase of common stock under
stock repurchase program                               (2,077)          (21)      (46,817)      (46,838)
Issuance to employees under stock
option and purchase plans                               1,780            18        19,680        19,698
Tax benefit of employee stock transactions             10,750        10,750
Aggregate adjustment from translation of
financial statements into U.S. dollars                (30,821)      (30,821)
Net Income                                            147,184       147,184
Balances at December 31, 1996                         129,006         1,290       837,151       452,374        25,404     1,316,219
Purchase of common stock under
stock repurchase program                               (2,400)          (24)      (59,857)      (59,881)
Issuance to employees under stock
option and purchase plans                               1,820            18        24,054        24,072
Tax benefit of employee stock transactions             11,200        11,200
Issuance of stock from conversion of
Convertible Subordinated Notes,
        net of deferred offering costs                 11,735           117       141,591       141,708
Intrinsic value of options issued in conjunction
with the acquisition of Mint Technology, Inc.          11,283        11,283
Aggregate adjustment from translation of financial
 statements into U.S. dollars                         (37,876)      (37,876)
Net Income                                            159,248       159,248
Balances at
December 31, 1997                                     140,161    $    1,401    $  965,422    $  611,622    $  (12,472)   $1,565,973


See Notes to Consolidated Financial Statements



                                                                              Year Ended December 31st
                                                                 -------------------------------------------------
                                                                      1997               1996              1995
                                                                 -----------        ------------      ------------
                                                                                   (In thousands)
Operating activities:
Net income                                                       $   159,248        $   147,184        $   238,120
Adjustments:
        Depreciation and amortization                                166,396            147,465            135,197
        Minority interest in net income
        of subsidiaries                                                  727                499              3,042
        Write-off of acquired in-process
        research and development                                       2,850               --                 --
        Changes in:
               Accounts receivable                                   (32,014)            42,268            (81,343)
               Inventories                                           (16,714)            46,675            (31,164)
               Prepaid expenses and other assets                     (30,528)             8,494            (45,226)
               Accounts payable                                      111,310            (55,255)             3,054
               Accrued and other liabilities                          38,128             18,472             81,190
               Accrued restructuring costs                              --               (3,873)            (8,376)
        Net cash provided by operating activities                    399,403            351,929            294,494
Investing activities:
        Purchase of debt and equity securities
        available-for-sale                                        (1,134,838)        (1,117,885)          (613,703)
        Maturities and sales of debt and
        equity securities available-for-sale                       1,319,823          1,055,183
                                                                                                           302,060
        Purchase of non-marketable
        equity securities                                            (10,704)            (6,252)           (13,966)
        Purchases of property and equipment,
        net of retirements                                          (513,298)          (361,776)          (232,723)
        Acquisition of Mint Technology, Inc.,
        net of cash acquired                                          (6,863)              --                 --
        Acquisition of stock from
        minority interest holders                                     (2,757)          (171,843)
        Net cash used in investing activities                       (345,880)          (433,487)          (730,175)
Financing activities:
        Proceeds from borrowings                                      34,193            142,832             83,294
        Repayment of debt obligations                                (89,362)           (54,185)          (110,126)
        Purchase of common stock
        under repurchase program                                     (59,881)           (46,838)              --
        Issuance of common stock, net                                 24,077             19,698            423,520
        Net cash (used in)/provided by
        financing activities                                         (90,973)            61,507            396,688
Effect of exchange rate changes on
        cash and cash equivalents                                     (5,038)            (5,670)           (12,730)
Decrease in cash and cash equivalents                                (42,488)           (25,721)           (51,723)
Cash and cash equivalents at beginning of period                     147,059            172,780            224,503
Cash and cash equivalents at end of period                       $   104,571        $   147,059        $   172,780
Schedule of non-cash transactions:
        Conversion of subordinated debentures
        to common stock                                          $   141,708        $      --          $      --
        Tax benefit of employee stock transactions               $    11,200        $    10,750        $    28,900


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting Policies

Nature of business--LSI Logic Corporation (the Company) designs, develops and manufactures high-performance integrated circuits, including application-specific integrated circuits (ASICs), application-specific standard products (ASSPs) and related products and services, which it markets primarily to original equipment manufacturers in the electronic data processing, consumer electronics, telecommunications and certain office automation industries worldwide.

Basis of presentation--The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. Assets and liabilities of certain foreign operations are translated to U.S. dollars at current rates of exchange, and revenues and expenses are translated using weighted average rates. Accounts denominated in foreign currencies have been remeasured into functional currencies before translation into U.S. dollars. Foreign currency transaction gains and losses are included as a component of interest income and other. Gains and losses from foreign currency translation are included as a separate component of stockholders' equity. Minority interest in subsidiaries represents the minority stockholders' proportionate share of the net assets and results of operations of the Company's majority-owned subsidiaries. Sales of common stock of the Company's subsidiaries and purchases of such shares may result in changes in the Company's proportionate share of the subsidiaries' net assets. The Company reflects such changes as an element of additional paid-in-capital.

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

On October 27, 1997, the Company changed its fiscal year from a 52-53 week year to a year ending December 31. In 1996 and 1995, the year ended on the Sunday closest to December 31. For presentation purposes, the consolidated financial statements and notes refer to December 31 as year end. Fiscal year 1997 was a 53-week year. Fiscal years 1996 and 1995 were 52-week years.

Cash equivalents and short-term investments--All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents and are classified as held-to-maturity. Marketable short-term investments are accounted for as available-for-sale. Management determines the appropriate classification of debt and equity securities at the time of purchase and reassesses the classification at each reporting date. Investments in debt and equity securities classified as held-to-maturity are reported at amortized cost and securities available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of stockholders' equity. Unrealized gains and losses at December 31, 1997 and 1996 were not material. Realized gains and losses are based on the book value of specific securities at the time of sale. Realized gains and losses are included in interest income and other and were immaterial during 1997, 1996 and 1995.

Concentration of credit risk of financial instruments--Financial instruments which potentially subject the Company to credit risk consist of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. A majority of the Company's trade receivables are derived from sales to large multinational computer, communication and consumer electronics manufacturers, with the remainder distributed across other industries. Amounts due from the Company's largest customer accounted for 26% and 16% of trade receivables at December 31, 1997 and 1996, respectively. During 1997 and 1996, the Company sold approximately $177 million and $41 million (discounted at short-term yen borrowing rates, averaging 0.4% and 0.5%), respectively, of its Japanese sales affiliate's accounts receivable through financing programs with certain Japanese banks. Related transaction costs were not material. Concentrations of credit risk with respect to all other trade receivables are considered to be limited due to the quantity of customers comprising the Company's customer base, and their dispersion across industries and geographies. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as considered necessary. Write-offs of uncollectible amounts have not been material.

Fair value disclosures of financial instruments--The estimated fair value amounts have been determined by the Company, using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

The estimated fair value of financial instruments at December 31, 1997 and 1996 was not materially different from the values presented in the consolidated balance sheets. At December 31, 1996, the estimated fair value ~of the Company's long-term debt was $511 million. Inventories--Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis for raw materials and is computed on a currently adjusted standard basis (which approximates first-in, first-out) for work-in-process and finished goods.

Property and equipment--Property and equipment is recorded at cost and includes interest on funds borrowed to finance construction. Depreciation and amortization are calculated based on the straight-line method. Depreciation of equipment and buildings, in general, is computed using the assets' estimated useful lives as presented below:

Buildings and improvements 20-40 years
Equipment                    2-5 years
Furniture and fixtures       3-6 years

Amortization of leasehold improvements is computed using the shorter of the remaining term of the Company's facility leases or the estimated useful lives of the improvements. Depreciation for income tax purposes is computed using accelerated methods.

Preproduction engineering costs--Incremental costs incurred in connection with developing major production capabilities at new manufacturing plants, including facility carrying costs and costs to qualify production processes, are capitalized and amortized over the expected useful lives of the manufacturing processes utilized in the plants, generally four years. Amortization commences when the manufacturing plant is capable of volume production, which is generally characterized by meeting certain reliability, defect density and service cycle time criteria defined by management. Note that while the current accounting treatment is representative of generally accepted accounting principles, the Accounting Standards Executive Committee (AcSEC) has released for exposure a proposed Statement of Position (SOP) which covers the reporting on costs of start-up activities. If the proposed SOP is issued in its current form, all costs incurred or unamortized in connection with start-up activities will be expensed as incurred.

Software--The Company capitalizes substantially all external costs related to the purchase and implementation of software projects used for business operations and engineering design activities. Capitalized software costs primarily include purchased software and consulting fees. Capitalized software projects are amortized over the estimated useful life of the project, typically a two to five year period. The Company had $47 million and $34 million of capitalized software costs, net of amortization, included in other assets at December 31, 1997 and 1996, respectively.

Software amortization totaling $15 million, $16 million and $9 million was included in the Company's results of operations during 1997, 1996 and 1995, respectively. On November 21, 1997, the Emerging Issues Task Force issued EITF 97-13 -Accounting for costs incurred in connection with a consulting contract or an internal project that combines business process re-engineering and information technology transformation." EITF 97-13 required that the Company change its accounting policy to expense, in the fourth quarter of 1997, all costs previously capitalized in connection with business process re-engineering activities as defined by the statement. The Company recorded a charge of $1.4 million, net of related tax of $0.6 million, during the fourth quarter of 1997. The charge reduced basic and diluted earnings per share by one cent for the quarter and year ended December 31, 1997.

Other assets--Goodwill of approximately $35 million and $29 million, and related accumulated amortization of $14 million and $9 million, are included in other assets at December 31, 1997 and 1996, respectively, and was generated from the acquisition of Mint Technology, Inc. and the purchase of common stock from minority stockholders (see Note 5). The acquisitions were accounted for as purchases, and the excess of the purchase price over the fair value of assets acquired was allocated to goodwill which is being amortized over four to seven years. Goodwill is evaluated for impairment based on estimated undiscounted cash flows of the acquired entity.

At December 31, 1997 and 1996, the Company had $20 million invested in restricted shares of Chartered Semiconductor Manufacturing Pte. Ltd. (CSM). Transfer of the shares is restricted for five years or until the listing of CSM stock upon a recognized stock exchange, whichever occurs sooner. The Company invested an additional $11 million in a number of other non-public technology companies in 1997. All the investments are recorded as long-term assets at cost and the Company believes that the fair value of the instruments is greater than the carrying value at December 31, 1997 and 1996.

Revenue recognition--Revenue from component products is recognized upon shipment. Revenue from the licensing of the Company's design and manufacturing technology is recognized when the significant contractual obligations have been fulfilled. Royalty revenue is recognized upon the sale of products subject to royalties. The Company uses the percentage-of-completion method for recognizing revenues on fixed-fee design arrangements. One customer accounted for 22%, 14% and 12% of consolidated revenues in 1997, 1996 and 1995, respectively.

Stock-based compensation--The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, -Accounting for Stock Issued to Employees," and related Interpretations. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the grant date. Accordingly, no compensation cost has been recognized in the Company's statements of operations with the exception of $0.6 million related to options issued to the stockholders of Mint Technology, Inc. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standard (SFAS) No. 123, -Accounting for Stock-Based Compensation" (see Note 8).

Income per share--The Company adopted Statement of Accounting
Standard (SFAS) No. 128, -Earnings Per Share (EPS),+ which was issued in February 1997, which requires presentation of both basic and diluted EPS on the face of the income statement for all periods presented. Basic EPS is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted-average number of common and potential common shares outstanding during the period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options. All prior years' data in this report have been restated to reflect the requirements of SFAS No. 128. SFAS No. 128 requires a reconciliation of the numerators and denominators of the basic and diluted per share computations as follows (in thousands, except per share amounts):

                                                                   Year Ended December 31st
                                   ----------------------------------------------------------------------------------------------
                                               1997                            1996                              1995
                                            ---------                        ---------                         --------
                                                       Per-Share                         Per-Share                      Per-Share
                                   Income*    Shares    Amount       Income*   Shares     Amount       Income*   Shares  Amount
Basic EPS:
Net income before cumulative
  effect of change in
  accounting principle            $ 160,688   138,576    $ 1.16     $147,184   128,899    $ 1.14      $238,120    123,960    $1.92
Cumulative effect of change in
  accounting principle               (1,440)  138,576    $(0.01)        --        --       --


Net income available to
  common stockholders                 159,248       138,576    $ 1.15    147,184      128,899    $ 1.14   238,120   123,960    $1.92
Effect of dilutive securities
Stock options                           2,701         2,349                                                 4,073
51/2% Convertible Subordinated Notes    1,279         2,750                             6,166    11,735     6,166   11,735
Diluted EPS:
Net income before cumulative effect
 of change in accounting principle
 (adjusted for assumed conversion
 of debt)                             161,967       144,027    $ 1.12    153,350      142,983    $ 1.07   244,286   139,768    $1.75
Cumulative effect of change in
 accounting principle                  (1,440)      144,027    $(0.01)      --           --        --      --
Net income available to common
 stockholders                       $ 160,527       144,027    $ 1.11  $ 153,350      142,983    $ 1.07 $ 244,286   139,768    $1.75

*Numerator-- Denominator

Options to purchase approximately 3,156,000, 2,160,000 and 1,100,000 were outstanding at December 31, 1997, 1996 and 1995 respectively, but not included in the computation because the exercise prices were greater than the average market price of common shares in each respective year. The exercise price ranges of these options were $32.00 to $58.13, $30.50 to $58.13, and $43.00 to $58.13
at December 31, 1997, 1996 and 1995, respectively.

New accounting pronouncements--In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, -Reporting Comprehensive Income," and Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." The adoption of both standards is required for fiscal years beginning after December 15, 1997. Under SFAS 130, the Company is required to report comprehensive income in the financial statements, in addition to net income. For the Company, the primary difference between net income and comprehensive income will be from foreign currency translation adjustments. SFAS 131 requires that the Company report separately, in the financial statements, certain financial and descriptive information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is in the process of evaluating whether the requirements of SFAS 131 will have an impact to the Company's financial statements.

Note 2 - Cash and Investments

Cash and cash equivalents and short-term investments included the following debt and equity securities at December 31:

                                          1997          1996
                                      ---------      ---------
                                            (In thousands)
Cash and cash equivalents
Overnight deposits                    $ -30,724       $-40,513
Commercial paper                         11,955         61,123
Corporate debt securities                10,384           --
Time deposits                             5,409         13,483
Other                                     8,319         10,941
       Total held-to-maturity            66,791        126,060
Cash                                     37,780         20,999
Total cash and cash equivalents        $104,571       $147,059
Short-term investments
Corporate debt securities              $138,143       $273,912
Time deposits                           102,165         36,182
U.S. government and
agency securities                        69,294         91,716
Commercial paper                         44,735         34,554
Bank notes                               18,207         51,689
Auction rate preferred                   13,825         82,170
        Total available-for-sale       $386,369       $570,223

Cash and cash equivalents and short-term investments held at December 31, 1997 and 1996 approximate fair market value. As of December 31, 1997, contractual maturities of available-for-sale securities are within one year.

Note 3 - Financial Instruments

The Company has foreign subsidiaries which operate and sell the Company's products in various global markets. As a result, the Company is exposed to changes in interest rates and foreign currency exchange rates. The Company utilizes various hedge instruments, primarily forward exchange, currency swap, interest rate swap and currency option contracts, to manage its exposure associated with firm intercompany and third-party transactions and net asset and liability positions denominated in nonfunctional currencies. The Company does not hold derivative financial instruments for trading purposes.

As of December 31, 1997, the Company had several interest rate swap contracts outstanding which convert the interest associated with 14 billion yen ($109 million) of borrowings by the Company's Japanese manufacturing subsidiary from adjustable to fixed rates (ranging from 1.75% to 2.46%). The interest rate swaps cover payments to be made under term borrowings through 2001. Current period gains and losses associated with the interest rate swaps are included in interest expense, or as other gains and losses at such time as related borrowings are terminated.

The Company enters into forward contracts, currency swaps and currency options to hedge firm commitment, intercompany and third-party exposures. There were no foreign exchange related hedge contracts outstanding as of December 31, 1997. As of December 31, 1996, currency swap contracts, expiring January 1997, were held to hedge firm obligations to the Company's Japanese manufacturing subsidiary. Premiums associated with the Company's option contracts are amortized over the life of the contracts.

The following table summarizes by major currency the forward exchange and currency swap contracts outstanding. The "buy" amounts represent U.S. dollar equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. Foreign currency amounts are translated at rates current at the reporting date.

                          December 31st
                     --------------------
                       1997         1996
                     ------       -------
                         (In thousands)
Buy/(Sell):
Japanese yen          $ --        $ 7,337
U.S. dollar             --         (7,398)
                      $ --        $   (61)

These forward exchange and currency swap contracts are considered identifiable hedges and realized and unrealized gains and losses are deferred until settlement of the underlying commitments. They are recorded as other gains or losses when a hedged transaction is no longer expected to occur. At December 31, 1996, the Company had a purchased currency option which expired in March of 1997. The option had a nominal value of $20 million and was purchased to hedge net dollar balance sheet exposure at a European affiliate. Deferred foreign exchange gains and losses were not material at December 31, 1997 and 1996. Foreign currency transaction losses included in interest income and other were $2 million and $7 million in 1997 and 1996, respectively; foreign currency transaction gains and losses were not material in 1995.

Note 4 - Balance Sheet Detail

                                              December 31st
                                    ------------------------------
                                        1997               1996
                                    ----------         -----------
                                              (In thousands)
Inventories:
Raw materials                       $   19,892         $   19,540
Work-in-process                         58,621             53,785
Finished goods                          23,754             17,085
                                    $  102,267         $   90,410
Property and equipment:
Land                                $   39,885         $   42,861
Buildings and improvements             145,297            166,862
Equipment                              856,745            817,144
Leasehold improvements                  46,839             54,573
Preproduction engineering               58,972             27,222
Furniture and fixtures                  35,460             32,512
Construction in progress               557,350            208,203
                                     1,740,548          1,349,377
Accumulated depreciation and
amortization                          (616,639)          (537,718)
                                    $1,123,909         $  811,659

The Company had $34 million and $1 million of unamortized preproduction engineering costs at December 31, 1997 and 1996, respectively, associated with the construction of a new manufacturing facility in Gresham, Oregon. This new facility is expected to become operational during the third quarter of 1998, at which time capitalized preproduction will be amortized over the expected useful life of the manufacturing technology of approximately four years.

Accumulated amortization for preproduction engineering was $25 million and $20 million at December 31, 1997 and 1996, respectively. Capitalized interest included within property and equipment totaled $17 million and $12 million at December 31, 1997 and 1996, respectively. Accumulated amortization of capitalized interest was $7 million and $5 million at December 31, 1997 and 1996, respectively. During 1996, the Company completed the shutdown of its Milpitas wafer manufacturing facility and determined that the majority of the equipment for that facility was no longer needed for current or future capacity requirements. Accordingly, the equipment was made available for sale and was written down by $15 million to its estimated net realizable value. The Company utilized $15 million of its restructuring reserves, which became available as a result of a favorable court decision (see Notes 6 and 11), and therefore, the writedown did not necessitate a charge to the income statement.

During 1997, the Company dispositioned assets held for sale with a carrying amount of $15 million that were associated with the 1996 shutdown of the Milpitas wafer manufacturing facility. In August 1997, approximately $5.6 million of the Milpitas equipment held for sale was transferred to another facility within the Company as it was determined that the equipment could be used to meet current capacity requirements. In October 1997, approximately $9.4 million of the Milpitas equipment held for sale was sold for $6.7 million. The loss on the sale of $2.7 million was included in other expense.

Assets held for sale at December 31, 1997 are fully reserved. Assets held for sale were $15.6 million at December 31, 1996.

Note 5 - Acquisitions

In July 1997, the Company acquired all issued and outstanding shares of common stock of Mint Technology, Inc. (Mint). Mint provides engineering services on a contract basis to help customers ensure timely and cost-effective completion of their design programs. Mint's consulting services specialize in the architectural specification, implementation and test of complex application-specific integrated circuits and field programmable gate array based system designs. The acquisition was accounted for as a purchase. The acquisition price consisted of $9.5 million in cash and options to purchase approximately 681,726 shares of common stock with an intrinsic value of $11.3 million. The intrinsic value of the stock is being expensed over the vesting period of the options. Approximately $2.9 million of the purchase price was allocated to in-process research and development and was expensed in the third quarter of 1997. Total goodwill recorded as part of the acquisition was $5.7 million and is being amortized over four years. Pro forma results of operations have not been presented as the amounts would not significantly differ from the Company's historical results.

During 1996, the Company acquired 117,000 common shares of its Japanese sales affiliate from its minority interest shareholders for approximately $0.7 million. In December 1996, the Company acquired the remaining minority shares outstanding of its European sales affiliate, LSI Logic Europe, Ltd. (formerly LSI Logic Europe, PLC) for $2 million. These acquisitions were accounted for as purchases and the excess of the purchase price over the fair value of the assets acquired of $2 million was allocated to goodwill and is being amortized over seven years. As of December 31, 1997 and 1996, the Company owned approximately 92% of the Japanese affiliate and 100% of the U.K. affiliate. There were no minority interest purchases during 1997.

Note 6 - Restructuring

The Company implemented a restructuring plan in the third quarter of 1992 revising its global manufacturing strategy, streamlining operations, discontinuing certain commodity products and focusing its product strategy on high-end technology solutions. By the end of 1996, all reserves established under the restructuring plan had been utilized. As a result of a favorable appellate court decision in September 1996 in connection with the Texas Instruments litigation (see Note 11), $15 million of restructuring reserves became available for the write-down of the Milpitas wafer manufacturing equipment (see Note 4). The following table sets forth the Company's 1992 restructuring expense and charges taken from the date the restructuring commenced through December 31, 1997.

                                     1992
                                  Restructuring                                   Balance      Balance
                                     Expense         Utilized*       Adjusted     12/31/96     12/31/97
                                  --------------   -----------     ----------    ---------    ---------
                                                             (In thousands)
Write-down of
manufacturing facility (a)         $ -14,700       $ (28,700)       $  14,000      $ --         $ --
Other fixed asset
related charges (b)                   35,500         (38,700)           3,200        --           --
Other provisions for
phase-down and consolidation
of manufacturing
facilities (b)                        13,500         (13,500)            --          --           --
Payments to employees
for severance (c)                      8,000          (7,200)            (800)       --           --
Write-down of
inventories (a)                       10,900          (8,800)          (2,100)       --           --
Relocation, lease
terminations
and other (b)                         19,200          (4,900)         (14,300)       --           --
Total                              $ 101,800       $(101,800)       $    --        $ --%        $ --

* Net of cumulative currency translation adjustments.

(a) Amounts utilized represent non-cash charges.

(b) Amounts utilized represent both cash and non-cash charges. Cumulative cash charges totaled $17 million.

(c) Amounts utilized represent cash payments related to the severance of approximately 550 employees.

Note 7 - Debt

                                           December 31st
                                      ---------------------------
                                         1997            1996
                                      ---------        ----------
                                            (In thousands)
Senior:
Notes payable to banks                $ 111,242        $ 183,531
Capital lease obligations                   673              605
Subordinated:
5 1/2% Convertible
Subordinated Notes,
(redeemed in 1997)                         --            143,750
                                        111,915          327,886
Current portion of long-term
debt, capital lease obligations
and short-term borrowings               (44,615)         (69,612)
Long-term debt and capital
lease obligations                     $  67,300        $ 258,274

In February 1997, the Company called for redemption of its $144 million, 5 1/2% Convertible Subordinated Notes (Notes) which were outstanding at December 31, 1996. In March of 1997, the Notes were converted at a price of $12.25 per share resulting in the issuance of 11,735,000 shares of common stock. The redeemed value of the Notes of $142 million, net of deferred offering costs, was recorded as part of stockholders' equity.

In December 1996, the Company entered into a credit arrangement with several banks for a $300 million revolving line of credit expiring in December 1999. The agreement allows for borrowings at an adjustable rate. Interest payments are due quarterly. The agreement calls for financial covenants relating to senior debt ratio, quick ratio, debt service ratio, subordinated debt and tangible net worth. At December 31, 1997, the Company was in compliance with these covenants and had no borrowings outstanding under this credit agreement.

In December 1995, the Company's Japanese manufacturing subsidiary, JSI, entered into a 25 billion yen credit facility with adjustable interest rates. The availability under the facility expired December 31, 1996 as the Company elected not to extend the availability period. Borrowings outstanding under the credit facility are for a term of five years with principal payments due semiannually beginning in July 1997. The Company must comply with certain financial covenants relating to profitability, tangible net worth, working capital, senior and total debt leverage and subordinated indebtedness. At December 31, 1997, the Company was in compliance with these covenants. As of December 31, 1997 JSI had 14 billion yen ($109 million) outstanding under the facility. Additionally, the Company has entered into several five year interest rate swap agreements to convert the adjustable interest rate per the credit arrangement to fixed rates (ranging from 1.75% to 2.46%). JSI also had borrowings outstanding of approximately 225 million yen ($1.7 million) at December 31, 1997.

Aggregate principal payments required on outstanding debt and capital lease obligations are $45 million, $43 million and $24 million for 1998, 1999 and 2000, respectively, and none thereafter. The Company paid $9 million, $17 million and $18 million in interest during 1997, 1996 and 1995, respectively.

Note 8 - Common Stock

The following summarizes all shares of common stock reserved for issuance as of December 31, 1997:

                                                  Number of Shares
                                                  ----------------
                                                   (In thousands)
Issuable upon:
Exercise of stock options, including options
available for grant                                   15,825
Purchase under Employee Stock Purchase Plan            1,623
                                                      17,448

The Company's Board of Directors approved an action which authorizes management to acquire up to 5 million and 4 million shares of its own stock in the open market at current market prices in August 1997 and February 1996, respectively. Accordingly, the Company repurchased 2.4 million and 2.0 million shares of its common stock from the open market for approximately $60 million and $47 million in 1997 and 1996, respectively. The transactions were recorded as reductions to common stock and additional paid-in capital.

Stock option plans--The Company's 1982 Incentive Stock Option Plan (1982 Option
Plan) is administered by the Board of Directors. Terms of the 1982 Option Plan required that the exercise price of options be no less than the fair value at the date of grant and required that options be granted only to employees or consultants of the Company. Generally, options granted vest in annual increments of 25% per year commencing one year from the date of grant and have a term of ten years. During 1992, the 1982 Option Plan expired by its terms. Accordingly, no further options may be granted thereunder. Certain options previously granted under the 1982 Option Plan remained outstanding at December 31, 1997.

The 1991 Equity Incentive Plan, as amended July 30, 1997, enables the Company to grant stock options to its officers, employees or consultants. Stock options may be granted with an exercise price no less than the fair value of the stock on the date of grant. The term of each option is determined by the Board of Directors and is generally ten years. Options generally vest in annual increments of 25% per year commencing one year from the date of grant. A total of 18 million shares have been reserved for issuance under this plan, including 3 million shares approved by the Company's Board of Directors and stockholders in 1997.

In May 1995, the stockholders approved the 1995 Director Option Plan (Director
Plan), which replaced the 1986 Directors' Stock Option Plan, and reserved 500,000 shares for issuance thereunder. Terms of the Director Plan provide for an initial option grant to new directors and subsequent automatic option grants each year thereafter. The option grants generally have a ten year term and vest in equal increments over four years. The exercise price of options granted is the fair market value of the stock on the date of grant. In connection with the acquisition of Mint Technology, Inc. (Mint) (see Note 5), each outstanding stock option under Mint's Stock Option Plan (Mint Plan) was converted to an option for the Company's common stock at a ratio of .6286. As a result, outstanding options to purchase 681,726 shares were assumed. No further options may be granted under the Mint Plan as a result of the acquisition.

At December 31, 1997 shares available for grant under all stock option plans were 2,100,000.

The following table summarizes the Company's stock option share activity and related weighted average exercise price within each category for each of the years ended December 31, 1997, 1996 and 1995 (share amounts in thousands):

                                         1997                         1996                         1995
                                        Shares           Price       Shares          Price        Shares          Price
                                        ------          -------      -------        --------      ------        ---------
Options outstanding at January 1        10,812          $ 20.77       9,065          $ 20.26       7,354          $ -7.28
Options assumed                            682            16.71
Options canceled                        (1,120)          (26.66)     (4,402)          (34.46)       (397)          (13.59)
Options granted                          4,506            30.87       7,263            27.71       4,354            33.64
Options exercised                       (1,155)           (9.36)     (1,114)           (7.73)     (2,246)           (4.90)
Options outstanding at
        December 31                     13,725          $ 24.36      10,812          $ 20.77       9,065          $ 20.26
Options exercisable at
        December 31                      4,249          $ 17.72       2,840          $ 11.29       2,001          $ 12.51

On August 16, 1996 the Company canceled options to purchase 2,853,000 shares of common stock with exercise prices ranging from $32.13 to $58.13, previously granted to employees, excluding certain executive officers, and reissued all such options at an exercise price of $22.38, the fair market value of the stock on August 16, 1996. The reissued options have a ten year term and vest in equal increments over four years from the date of reissuance.

Significant option groups outstanding at December 31, 1997 and related weighted average exercise price and contractual life information is as follows (share amounts in thousands):

ptions with exercise
prices ranging from:                  Outstanding          Exercisable Remaining
--------------------         ----------------------------  ---------------------
                             Shares  Price  Shares  Price       Life (years)
                             -----  -----  ------  -----       ------------
$2.75 to $10.00              1,902  $-6.01  1,494  $ -5.37       5.5
$10.01 to $20.00             518    12.52     353    12.59       6.1
$20.01 to $30.00             6,706  23.41   1,881    23.87       8.4
$30.01 to $40.00             3,717  32.39     458    31.11       9.1
greater than $40.00            882  44.18      63    57.95       9.1
                            13,725 $24.36   4,249   $17.72

All options were granted at an exercise price equal to the market value of the Company's common stock at the date of grant with the exception of $0.6 million related to options issued to the stockholders of Mint Technology, Inc. The weighted average estimated grant date fair value, as defined by SFAS 123, for options granted during 1997, 1996 and 1995 was $14.94, $16.86 and $17.66 per option, respectively. The estimated grant date fair value disclosed by the Company is calculated using the Black-Scholes model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The following weighted average assumptions are included in the estimated grant date fair value calculations for the Company's stock option awards:

                           1997   1996   1995
                          -----  -----  -----
Expected life (years)      4.57   5.25   5.25
Risk-free interest rate    5.99%  6.10%  6.60%
Volatility                   56%    55%    51%
Dividend yield                0%     0%     0%

Stock purchase plan--Since 1983, the Company has offered an Employee Stock Purchase Plan (Employee Plan) under which rights are granted to purchase shares of common stock at 85% of the lesser of the fair market value of such shares at the beginning of a 24-month offering period or the end of each six-month segment within such offering period. Sales under the Employee Plan in 1997, 1996 and 1995 were 666,000, 666,000 and 695,000 shares of common stock at an average price of $19.71, $17.33 and $12.95 per share, respectively. During 1997, the Company's Board of Directors approved an amendment to the Company's Employee Plan to increase the number of shares reserved for issuance by 500,000 shares. Additionally in 1997, the stockholders approved an amendment to the Company's Employee Plan to increase the number of shares of common stock reserved for issuance pursuant to the Employee Plan on the first day of each fiscal year, beginning fiscal 1998 by 1.15% of the shares of the Company's common stock issued and outstanding on the last day of the immediately preceding fiscal year, less the number of shares available for future option grants under the Employee Plan on the last day of the preceding fiscal year. Shares available for future purchase under the Employee Plan were 1,623,000 at December 31, 1997. Compensation cost (included in pro forma net income and net income per share amounts) for the grant date fair value of the purchase rights granted under the Employee Plan was calculated using the Black-Scholes model. The following weighted average assumptions are included in the estimated grant date fair value calculations for rights to purchase stock under the Company's Employee Plan:

                            1997   1996   1995
                            ----   ----   ----
Expected life (years)       1.25   1.25   1.25
Risk-free interest rate     5.82%  5.70%  6.20%
Volatility                    58%    54%    32%
Dividend yield                 0%     0%     0%

The weighted average estimated grant date fair value, as defined by SFAS 123, of rights to purchase stock under the Employee Plan granted in 1997, 1996 and 1995 were $12.99, $10.84 and $12.59 per share, respectively.

Stock purchase rights--In November 1988, the Company implemented a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding common stock carries one Preferred Share Purchase Right (Right). Each Right entitles the holder, under certain circumstances, to purchase one-thousandth of a share of Preferred Stock of the Company or its acquiror at a discounted price. The Rights are redeemable by the Company and expire in 1998.

Pro forma net income and net income per share--Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by SFAS 123, for awards granted under its stock option plans and stock purchase plan, the Company's net income and earnings per share would have been reduced to the pro forma amounts below for the years ended December 31, 1997, 1996 and 1995:

                                     1997          1996           1995
                                   --------      --------       --------
Pro forma net income
        Basic                      $129,728      $128,069       $233,031
        Diluted                    $131,007      $132,508       $237,470
Pro forma net income per share
        Basic                      $---0.94      $---0.99       $---1.88
        Diluted                    $---0.93      $---0.94       $---1.71

The pro forma effect on net income and net income per share for 1997, 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Note 9 - Income Taxes

The provision for taxes consisted of the following:

                                      1997            1996            1995
                                    --------        --------        --------
                                                 (In thousands)
Current:
        Federal                     $ 12,626        $ 29,111        $ 35,181
        State                          4,172           6,969          12,893
        Foreign                       43,106          19,398          43,836
        Total                         59,904          55,478          91,910
Deferred liability (benefit):
        Federal                        7,164          (2,437)          6,663
        State                          1,575          (6,635)          1,460
        Foreign                       (5,895)         11,026          (6,252)
        Total                          2,844           1,954           1,871
        Total                       $ 62,748        $ 57,432        $ 93,781

The domestic and foreign components of income before income taxes, minority interest and cumulative effect of change in accounting principle were as follows.

                                 1997           1996           1995
                               --------       --------       --------
                                           (In thousands)
Domestic                       $-65,250       $ 82,882       $129,085
Foreign                         158,913        122,233        205,858
Income before income
taxes, minority interest
and cumulative effect of
change in accounting
principle                      $224,163       $205,115       $334,943

Undistributed earnings of the Company's foreign subsidiaries for which no U.S. income taxes have been provided aggregate to approximately $385 million at December 31, 1997. Undistributed earnings of the

Company's foreign subsidiaries, which reflect full provision for foreign income taxes, are indefinitely reinvested in foreign operations or will be remitted substantially free of additional tax. Accordingly, no material provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability. At December 31, 1997 and 1996 management believed that realization of deferred assets is more likely than not due to carryback capacity.

Significant components of the Company's deferred tax assets and liabilities as of December 31, were as follows:

                                                 1997            1996
                                               --------        --------
                                                    (In thousands)
Deferred tax assets:
        Net operating loss carryforwards       $    656        $  2,473
        Tax credit carryovers                     2,380           2,380
        Nondeductible reserves and other         45,745          55,359
               Total deferred tax assets         48,781          60,212
Deferred tax liabilities - depreciation
and amortization                                (37,659)        (46,246)
Total net deferred tax assets                  $ 11,122        $ 13,966

Differences between the Company's effective tax rate and the federal statutory rate were as follows:

                                                1997                   1996                   1995
                                       -------------------     ------------------     -------------------
                                                                 (In thousands)
Federal statutory rate                 $  78,457       35%     $  71,790      35%     $ 117,230       35%
State taxes, net of federal benefit        3,937        2%         6,517       3%        12,190        4%
Difference between U.S. and
foreign tax rates                        (22,453)     (10%)      (12,358)     (6%)      (32,772)
                                                                                                     (10%)
Nondeductible expenses                     2,847        1%         4,693       2%        17,529        5%
Foreign tax credits                       (1,195)      (1%)      (11,260)     (5%)         --          --
Research and development
tax credit                                (4,500)      (2%)       (4,243)     (2%)         --          --
Change in valuation allowance               --          --        (3,400)     (2%)      (15,964)
                                                                                                      (5%)
Other                                      5,655        3%         5,693       3%        (4,432)      (1%)
Effective tax rate                     $  62,748       28%     $  57,432      28%     $  93,781       28%

The Company paid $31 million, $53 million and $31 million for income taxes in 1997, 1996 and 1995, respectively.

The IRS is currently auditing the Company's federal income tax returns for fiscal years 1991, 1992, 1993 and 1994. The Company received a notice of proposed tax deficiency for the years 1991 and 1992 and filed a tax protest letter with the IRS in response to the notice. Final proposed adjustments have not been received for these years. Management believes sufficient taxes have been provided in prior years and that the ultimate outcome of the IRS audits will not have a material adverse impact on the Company's financial position or results of operations.

Note 10 - Segment Reporting and Foreign Operations

The Company operates in one industry segment in which it designs, develops, manufactures and markets application-specific integrated circuits, application-specific standard products and related products and services.

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

During 1995, the Company significantly expanded its manufacturing operations in the Pacific Rim. Pacific Rim revenues are primarily derived from transactions with the Company and its other subsidiaries which are eliminated in consolidation. The Company's other significant operations outside the United States include manufacturing facilities, design centers and sales offices in Japan, Europe and Canada.

The following is a summary of operations by entities located within the indicated geographic areas for 1997, 1996 and 1995. United States revenues include export sales.

                                    1997               1996              1995
                                -----------        -----------        -----------
                                                 (In thousands)
Revenues:
United States                   $ 1,176,710        $ 1,201,674        $ 1,005,351
Pacific Rim                       1,107,172            996,429            720,372
Japan                               632,318            537,504            532,421
Europe                              266,051            225,071            204,385
Canada                                8,985             54,345             60,589
Revenues from affiliates         (1,900,961)        (1,776,329)        (1,255,461)
Consolidated                    $ 1,290,275        $ 1,238,694        $ 1,267,657
Revenues from affiliates:
United States                   $  (559,358)       $  (539,845)       $  (313,507)
Pacific Rim                      (1,042,867)          (946,787)          (659,180)
Japan                              (265,810)          (273,188)          (282,774)
Europe                              (25,802)           (12,661)              --
Canada                               (7,124)            (3,848)              --
Consolidated                    $(1,900,961)       $(1,776,329)       $(1,255,461)
Operating income (loss):
United States                   $    43,351        $    65,612        $   116,917
Pacific Rim                         105,983             84,773            150,378
Japan                                33,669             29,762             23,652
Europe                               12,846              9,365             22,501
Canada                                3,083              7,373              6,822
General corporate
expenses                             (3,559)            (4,468)            (1,571)
Consolidated                    $   195,373        $   192,417        $   318,699
Identifiable assets:
United States                   $   963,900        $   521,326        $   418,776
Pacific Rim                          99,934            234,994             90,253
Japan                               453,909            529,383            523,847
Europe                               73,163             52,484             59,208
Canada                               13,174             15,434             44,811
General corporate                   522,832            599,093            712,692
Consolidated                    $ 2,126,912        $ 1,952,714        $ 1,849,587

Note 11 - Commitments and Contingencies

The Company leases the majority of its facilities and certain equipment under non-cancelable operating leases which expire in 1998 through 2022. The facilities lease agreements typically provide for base rental rates which are increased at various times during the terms of the leases and for renewal options at the fair market rental value.

In June 1995, the Company, through its Japanese subsidiary, entered into a master lease agreement and a master purchase agreement with a group of leasing companies (Lessor) for up to 15 billion yen ($145 million). Each Lease Supplement pursuant to the transaction will have a lease term of one year with four consecutive annual renewal options. The Company may at the end of any lease term return or purchase at a stated amount all the equipment. Upon return of the equipment, the Company must pay the Lessor a terminal adjustment amount. The Lessor also has entered into a remarketing agreement with a third party to remarket and sell any equipment returned pursuant to which the third party is obligated to reimburse the Company a guaranteed residual value. The lease line was fully utilized as of December 31, 1997. There were no significant gains or losses from these leasing transactions. Minimum rental payments under these operating leases, including option periods are $21 million for each of the years 1998 and 1999 and $14 million for 2000. The terminal adjustment which the Company would be required to pay upon cancellation of all leases and return of the equipment would be as follows: 1998 - $55 million; 1999 - $38 million; 2000
- $20 million; or 2001 - $2 million.


Future minimum payments under other lease agreements are as follows: 1998 - $31 million; 1999 - $27 million; 2000 - $21 million; 2001 - $17 million; 2002 - $13 million; 2003 and thereafter - $36 million. Total rental expense, including month-to-month rentals was $58 million, $62 million and $44 million in 1997, 1996 and 1995, respectively.

An action fled by Texas Instruments, Inc. (-TI+) in 1990 against the Company and other defendants alleging infringement of certain TI packaging patents was finally resolved in favor of the Company in May 1997 without payment by the Company of damages or other costs when the United States Supreme Court denied TI's petition for a writ of certiorari. The $15 million reserve which had been set up against a contingency of liability in the case was reallocated in September 1996 (see Note 6).

During the third quarter of 1995, the Company acquired all the remaining shares (45%) of its Canadian subsidiary LSI Logic Corporation of Canada, Inc., which it did not already own. Certain former shareholders, representing approximately 800,000 shares, or 3% of the previously outstanding shares, have exercised dissent and appraisal rights. An action is pending in the Court of Queen's Bench of Alberta, Judicial District of Calgary, for the adjudication of claims asserted by such former shareholders under the relevant provisions of the Canada Business Corporations Act. In addition, a separate action was fled by another former shareholder in the Court of Chancery of the State of Delaware in and for New Castle County, seeking an order that the acquisition of shares by the Company be enjoined, certification of a class and damages. Although that case originally was dismissed pursuant to a motion fled by the Company, on appeal to the Supreme Court of Delaware the order of dismissal was reversed and the case was remanded to the Court of Chancery. The Company's renewed motion to dismiss was granted in January 1998 by the Court of Chancery, to which the plaintiff has filed a notice of intent to appeal to the Delaware Supreme Court. While no assurances can be given regarding either the ultimate determination of the Canadian court or the outcome of the action fled in Delaware, the Company believes that the final outcome of the matters will not have a material effect on the Company's consolidated financial position or results of operations. The Company is a party to other litigation matters and claims which are normal in the course of its operations, and while the results of such litigations and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a materially adverse effect on the Company's consolidated financial position or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of LSI Logic Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


San Jose, California January 22, 1998

FIVE YEAR CONSOLIDATED SUMMARY

                                                                Year Ended December 31st
                                  -----------------------------------------------------------------------------------
                                       1997             1996              1995               1994              1993
                                  -----------       -----------       -----------        ----------        ----------
                                                        (In thousands, except per share amounts)
Revenues                          $ 1,290,275       $ 1,238,694       $ 1,267,657        $- 901,830        $- 718,812

Costs and expenses
Cost of revenues                      675,153           695,002           665,673           520,150           438,523

Research and
development                           226,219           184,452           123,892            98,978            78,995

Selling, general
and administrative                    190,680           166,823           159,393           124,936           117,452

Acquired in-process research
and development                         2,850              --                --                --                --

Total costs and expenses            1,094,902         1,046,277           948,958           744,064           634,970

Income from
operations                            195,373           192,417           318,699           157,766            83,842

Interest expense                       (1,497)          (13,610)          (16,349)          (18,455)           (9,621)

Interest income
and other                              30,287            26,308            32,593            16,858             6,500

Income before income taxes,
minority interest and
cumulative effect
of change in
accounting principle                  224,163           205,115           334,943           156,169            80,721

Provision for
income taxes                           62,748            57,432            93,781            43,679            24,221

Income before minority
interest and cumulative
effect of change in
accounting principle                  161,415           147,683           241,162           112,490            56,500

Minority interest in
net income of subsidiaries                727               499             3,042             3,747             2,750

Income before cumulative
effect of change in
accounting principle                  160,688           147,184           238,120           108,743            53,750

Cumulative effect of
change in accounting
principle                              (1,440)             --                --                --                --

Net income                        $   159,248       $   147,184       $   238,120       $   108,743       $    53,750

Basic earnings per share:
Income before cumulative
effect of change in
accounting principle              $     -1.16       $     -1.14       $     -1.92       $     -1.02       $     -0.56

Cumulative effect of
change in accounting
principle                         $    -(0.01)              --                --                --                --

Net income                        $      1.15       $      1.14       $      1.92       $      1.02       $      0.56

Diluted earnings per share:
Income before cumulative
effect of change in
accounting principle              $      1.12       $      1.07       $      1.75       $      0.93       $      0.53

Cumulative effect of change
in accounting principle           $     (0.01)             --                --                --                --

Net income                        $      1.11       $      1.07       $      1.75       $      0.93       $      0.53

Year-end status:
Total assets                      $ 2,126,912       $ 1,952,714       $ 1,849,587       $ 1,270,374       $   859,010

Long-term debt                    $    67,300       $   258,274       $   199,543       $   262,730       $   220,005

Stockholders' equity              $ 1,565,973       $ 1,316,219       $ 1,216,246        $*-544,906       $   292,434

The Company's fiscal years ended on December 31 in 1997, and the Sunday closest to December 31 in 1996, 1995, 1994 and 1993. For presentation purposes, the Consolidated Financial Statements refer to December 31 as year end.

(In thousands, except per share amounts)
YEAR ENDED DECEMBER 31, 1997
Quarter

                                      First        Second         Third         Fourth
                                    --------      --------      --------      -----------
Revenues                            $308,388      $332,004      $326,847      $   323,036
Gross profit                         144,268       163,005       163,118          144,731
Income before cumulative
effect of change
in accounting principle               38,407        45,799        44,318           32,164
Cumulative effect of change
in accounting principle                 --            --            --             (1,440)
Net income                            38,407        45,799        44,318           30,724
Basic earnings per share:
Income before cumulative
effect of change in
accounting principle                $    .30      $    .32      $    .31      $       .23
Cumulative effect of
change in accounting principle          --            --            --        $      (.01)
Net income                          $    .30      $    .32      $    .31      $       .22
Diluted earnings per share:
Income before cumulative
effect of change in accounting
principle                           $    .28      $    .32      $    .31      $       .23
Cumulative effect of change
in accounting principle                 --            --            --        $      (.01)
Net income                          $    .28      $    .32      $    .31      $       .22

YEAR ENDED DECEMBER 31, 1996
Revenues                            $311,352      $325,359      $300,195      $   301,788
Gross profit                         134,503       148,905       125,121          135,163
Net income                            42,284        46,496        27,743           30,661
Basic net income per share          $    .33      $    .36      $    .22      $       .24
Diluted net income per share        $    .31      $    .34      $    .21      $       .23

The Company's fiscal years ended on December 31 in 1997 and the Sunday closest to December 31 in 1996. For presentation purposes, the Consolidated Financial Statements refer to December 31 as year end.

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

Registrar & Transfer Agent
Bank of Boston
c/o Boston EquiServe, LP

Investor Relations Department
Mail Stop 45.02.09
PO Box 644
Boston MA 02102.0644
1.800.730.6001
www.equiserve.com

Independent Accountants
Price Waterhouse LLP
150 Almaden Blvd
San Jose CA 95113

Legal Counsel
Wilson, Sonsini, Goodrich & Rosati
650 Page Mill Road
Palo Alto CA 94304

Financial literature

Publications of interest to current and potential investors, including copies of the Company's current 10-K fled with the Securities and Exchange Commission, are available without charge by calling 1.800.574.4286. Outside the U.S. and Canada, phone 408.433.7700 or call 32.11.300351 within Europe for multilingual operators.

Financial information is also available over the World Wide Web at http://www.lsilogic.com and by fax at 1.800.457.4286.

Stockholder Inquiries

To notify LSI Logic of address changes, lost certificates or transfers of stock, stockholders of record should contact the Company's Registrar and Transfer Agent, Bank of Boston. Stockholders of record who receive more than one copy of this annual report can contact the Bank of Boston to arrange to have their accounts consolidated. Stockholders who own LSI Logic stock through a brokerage can contact their broker to request consolidation of their accounts. Inquiries concerning the company.

Questions regarding LSI Logic's operations, historical performance or recent results may be directed to: LSI Logic Corporation Investor Relations Department 1551 McCarthy Blvd Milpitas CA 95035 408.954.4710


LSI Logic logo design, The System on a Chip Company, CoreWare, SeriaLink and MiniRISC are registered trademarks; and G10, G11, DCAM, GigaBlaze and Merlin are trademarks of LSI Logic Corporation. All other brand and product names may be trademarks of their respective companies.

We gratefully acknowledge and thank Bosch, Brocade Communications, Canon Information Systems Research Australia (CISRA), Cisco Systems, Inc., Quantum Corporation, and Sun Microsystems, Inc. for granting permission to include photographs of their products in this annual report.

(C)1998, LSI Logic Corporation Printed in U.S.A.

CORPORATE DIRECTORY

Board of Directors

Wilfred J. Corrigan
Chairman
Chief Executive Officer

R. Douglas Norby
Executive Vice President
Chief Financial Officer

T.Z. Chu
Retired President
Hoefer Pharmacia Biotech, Inc.

Dr. Malcolm R. Currie
President
Chief Executive Officer
Currie Technologies, Inc.

James H. Keyes
Chairman
Chief Executive Officer
Johnson Controls, Inc.

Executive Officers

Wilfred J. Corrigan
Chairman
Chief Executive Officer

John P. Daane
Executive Vice President Communications,
Computer and ASIC Products

Moshe N. Gavrielov
Executive Vice President
Consumer Products

W. Richard Marz
Executive Vice President
Geographic Markets

R. Douglas Norby
Executive Vice President
Chief Financial Officer

David E. Sanders
Vice President
General Counsel & Secretary

Lewis C. Wallbridge
Vice President
Human Resources

Joseph M. Zelayeta
Executive Vice President
Worldwide Operations
Vice Presidents

Maniam B. Alagaratnam
Package Development

Mary E. Albanese
President, Mint Technology, Inc.

Elias J. Antoun
President

LSI Logic K.K.
Norman L. Armour

General Manager
Gresham Operations

Thomas Daniel
ASIC Technology

John J. D'Errico
General Manager
Pan Asia

Simon P. Dolan
Consumer Products Marketing

W. Hugh Durdan
General Manager
Computer Products Division

Bruce L. Entin
Worldwide Customer Marketing
Geographic Markets

Donald J. Esses
U.S. Manufacturing

Amnon Fisher
Consumer Technology Engineering

Jeffrey L. Hilbert
Methodology and Customer Engineering

James W. Hively
Memory & Mixed Signal Engineering

Dan King
Quality & Reliability

Charles E. Laughlin
General Manager
LSI Logic Japan Semiconductor, Inc.

Theodore Leno
Assembly and Test Operations

Bryon Look
Corporate Development & Strategic Planning

R. Gregory Miller
Corporate Controller

Marlon R. Murzello
MIPS Engineering

Pierre Nadeau
General Manager

LSI Logic Europe, Ltd.
Willsie H. Nelson
Worldwide Logistics

King F. Pang
Digital Video Engineering

Ranko L. Scepanovic
Advanced Development Labs

Richard D. Schinella
Wafer Process R&D and Santa Clara Operations

Giuseppe Staffaroni
General Manager
Communication Products Division

Chiaki Terada
Industrial Engineering

Frank Tornaghi
North America Sales

Lam H. Truong
Information Technology & Chief Information Officer

Dean J. Westman
Operations, Consumer Products

STOCK INFORMATION

Symbol: LSI
Where traded: NYSE
Actual shares outstanding at 12/31/97: 140,161,431
Average daily volume for 1997: 2,297,881

Stock Price Range

                      1997          1996
First Quarter         $25.88-38.25  $22.50-38.88
Second Quarter        $32.00-46.88  $24.50-39.63
Third Quarter         $28.38-36.75  $17.00-27.00
Fourth Quarter        $18.63-32.69  $21.38-33.88
Year                  $18.63-46.88  $17.00-39.63

At December 31, 1997, there were approximately 3,755 owners of record of the Company's common stock. The Company has never paid cash dividends on its common stock. It is presently LSI Logic's policy to reinvest its earnings in the Company and therefore LSI Logic does not anticipate paying any dividends for the foreseeable future.

Stock Price Movement-Chart

Trading Volume-Chart

LSI logic Europe, Ltd.
Greenwood House
London Road
Bracknell
Berkshire RG12 20B
United Kingdom
Tel: 441.344.426544
Fax: 441.344.481039

LSI logic K.K.
4-1-8 Konan
Minato-Ku
Tokyo 108
Japan
Tel: 81.3.5463.7811
Fax: 81.3.5463.7825

LSI logic corporation
of Canada, inc.
401 The West Mall
Suite 1110
Etobicoke Ontario M9C 5J5
Canada
Tel: 416.620.7400
Fax: 416.620.5005

LSI logic Japan
semiconductor, inc.
10 Kitahara Tsukuba-shi
Ibaraki-ken 300-32
Japan
Tel: 81.298.64.7229
Fax: 81.298.64.3362

LSI logic Hong Kong, Limited
7/F Southeast Industrial Building
611-619 Castle Peak Road
Tsuen Wan
Hong Kong
Tel: 852.2405.8600
Fax: 852.2412.7820


LSI logic corporation
1551 McCarthy Blvd
Milpitas CA 95035
United States
Tel: 408.433.8000
Fax: 408.954.3220