Form 10-K405, Exhibit 13
period 1999-12-31
LSI LOGIC CORP
filed 2000-03-20
CIK 703360

                                                                    EXHIBIT 13.1



                                  [.comm LOGO]





                   LSI LOGIC CORPORATION - 1999 ANNUAL REPORT

                                 Financial Data



                                Annual Revenues
                                 (in millions)

[Chart]


0   5   47   138   173   226   313   440   600   701   745   652   749   924
81  82  83   84    85    86    87    88    89    90    91    92    93    94


1,289   1,272   1,323   1,517   2,089
95      96      97      98      99

1999 REVENUE EXCEEDS $2 BILLION


Revenue Profile
[Pie Charts]

COMMUNICATIONS GROWING 60% IN 2000

                              1999      2000
                              ----      ----
O COMMUNICATIONS               39%      48%
O NETWORK COMPUTING            34%      35%
O SAN SYSTEMS                  13%      13%
O OTHER                        14%       4%

CONTENTS

9 Management's discussion and analysis of financial condition and results of operations

27  Consolidated financial statements

31  Notes to consolidated financial statements

56  Report of independent accountants

57  Five year consolidated summary

58  Interim financial information (unaudited)

59  Corporate information

60  Corporate directory

    Stock information

[Chart]

463   501   540   585
Q1    Q2    Q3    Q4

REVENUES RISE
($ in millions)

[Chart]

35   37   40   41
Q1   Q2   Q3   Q4

GROSS MARGIN EXPANDS
(% of revenues)

[Chart]

30   28   26   24
Q1   Q2   Q3   Q4

OPERATING EXPENSES - TREND DOWN
(% of revenues)

[Chart]

 .04   .10   .17   .23
Q1    Q2    Q3    Q4

and EBG** ACCELERATES ($)

[Chart]

1,517   2,089
98      99

REVENUES GROW
38%
($ in millions)

[Chart]

94   174
98   99

EARNINGS** UP 84%
($ in millions)

[Chart]

292   661
98    99

CASH and SHORT TERM INVESTMENTS MORE THAN DOUBLE
($ in millions)

[Chart]

1,524   1,856
98      99

TOTAL SHAREHOLDERS' EQUITY CLIMBS 22%
($ in millions)


*  Operating expenses excluding special items and goodwill amortization.

** Earnings Before Goodwill -- excludes special items and goodwill amortization.
   See page 59 for an explanation of items excluded from EBG.


1999 AT A GLANCE

o  LSI Logic stock price gains 319%

o  4th best performing S&P 500 stock.

o  11th best performing NYSE stock.

o Industry research firm Dataquest ranked LSI Logic merchant marketshare leader in both ASIC (application-specific integrated circuit) and Standard Cell markets.

o  LSI Logic listed among top 50 companies worldwide receiving most U.S.
   patents.

o Fortune magazine ranked LSI Logic 4th among semiconductor manufacturers in their annual ranking of the Most Admired Companies in America (Feb. 21, 2000 edition).

Communications -

LSI Logic makes the chips that make communications possible.

Throughout its journey, every communciation -- from voice over a cell phone, to an e-mail message or an online transaction -- touches semiconductors in the routers, switching equipment and devices used to access the Internet. LSI Logic makes the chips that make communications possible.

LSI Logic is a leading designer and manufacturer of advanced semiconductors for communications applications including broadband, data networking, wireless base stations and cell phones, and digital set-top boxes. The company targets these fast-growing markets with a broad portfolio of products for SONET/SDH and DWDM optical systems, LAN switches, CDMA cell phones and high-performance DSP technologies for DSL and voice over IP (Internet protocol) applications.

In addition, the company provides chips and boards for network computing, and supplies storage area network (SAN) systems for the enterprise.

LSI Logic is headquartered in Milpitas, CA 95035. The company's stock is traded on the New York Stock Exchange under the symbol LSI.

[Photo of Wilfred J. Corrigan Chairman and CEO]

     The global communications market, sparked by the expansion of the Internet, was the key growth driver for LSI Logic in 1999 as the company reported record revenues of $2.09 billion.

     It took 14 years for LSI Logic to exceed $1 billion in revenues, and only four years to surpass the $2 billion milestone.

     LSI Logic revenues grew 38 percent in 1999, more than twice the rate of growth of the worldwide semiconductor industry. Net income increased 85 percent to $174 million or 56 cents per diluted share before goodwill amortization and other special items (EBG). Net income grew more than twice as fast as revenues in 1999.

Capitalizing on Communications

     Communications, which includes wireless, data networking, broadband and set-top box applications, is LSI Logic's fastest growing sector. Revenues from communications are expected to increase approximately 60 percent this year to about one-half of the company's total revenues, compared to 39 percent in 1999.

     The rapid growth of the worldwide communications industry is driven by three key developments: the widespread acceptance of the Internet; the rapid expansion of cell phone usage and the convergence of data, voice and video.

     In 1999, LSI Logic took several steps to enhance its position in the global communications market.

     LSI Logic completed the purchase of SEEQ Technology, Inc., a company focused on Ethernet physical layer devices. The acquisition expanded LSI Logic's switch and physical layer integrated circuit offerings for customers competing in the Internet-driven networking space.

     LSI Logic also acquired ZSP Corporation in 1999, a leading-edge company developing high-performance digital signal processor products for the wireless, data modem and voice over Internet Protocol (VolP) markets.

     The company unveiled an "open architecture" ZSP/DSP strategy, providing LSI Logic customers a welcome alternative to proprietary digital signal processor products. Boardcom was the first to license our ZSP digital signal processor and several leading companies are expected to follow suit, validating our open DSP strategy.

     LSI Logic is also providing its ZSP digital signal processor architecture and software development tools as a complete suite of solutions to customers participating in communications markets, ranging from the low-power wireless handsets to high-end applications, such as voice-over-digital networks.

     The company also establishes a $50 million venture fund to make strategic investments in emerging communications technologies and promising start-ups.

     REBUILDING THE GLOBAL COMMUNICATIONS NETWORK

     The rapidly growing worldwide communications market is creating a new generation of infrastructure builders and is transforming many of the traditional telecom equipment companies. Today, we are experiencing the rebuilding of the global communications structure that took nearly a century to put into place. China, India and other developing nations represent lucrative markets for next generation communications technologies.

     The worldwide demand for increased bandwidth is growing exponentially as data, voice and soon video are placing huge incremental demands on existing communications networks.

     Cell phone usage is literally skyrocketing, placing even more demand on the communications infrastructure.

     NETWORK COMPUTING-STORAGE AREA NETWORK SYSTEMS

     The LSI Logic growth story extends beyond the global communications market. LSI Logic's Network Computing sector accounted for 35 percent of the company's revenues last year.

     In the Network Computing space, LSI Logic offers a broad array of analog and digital intellectual property cores and standard products to customers developing the backbone of the Internet infrastructure as well as access devices to the Internet. Servers, desktop computers, printers, copiers and multi-function peripherals are among the products that are interconnected and networked on the Internet.

     The company's Storage Area Network (SAN) Systems business, accounted for 13 percent of LSI Logic's revenues in 1999. The SAN is a new methodology for connecting and sharing storage among multiple servers. LSI Logic plays a major role in the SAN paradigm.

     Our SAN Systems offerings include high availability storage solutions and storage system management software. LSI Logic provides these products directly to OEMs (original equipment manufacturers) or as standard products under the MetaStor(R) brand for the data warehousing, electronic commerce and Internet service markets.

     Both of these Internet-driven markets, Network Computing and SAN Systems, are expected to grow approximately 35 percent this year.

     Investing in the Future

     1999 was broadly interpreted as a recovery year for the global semiconductor industry. The Semiconductor Industry Association is now forecasting 20 percent growth years for both 2000 and 2001. LSI Logic is poised to respond to the challenges of a rapidly growing marketplace and to grow market share.

     LSI Logic brings to its three high-growth, high-volume markets -- Communications, Network Computing and Storage Area Network Systems -- a complete portfolio of competitive advantages. These strengths include: world class manufacturing, engineering expertise, intellectual property and a demonstrated track record.

     LSI Logic prepared for the industry upturn by investing in new world class manufacturing in Gresham, Oregon. This state-of-the-art wafer fabrication facility ramped production very smoothly in 1999. As a result, LSI Logic will have ample 0.18-micron capacity to meet the expected increase in customer demand at a time when such capacity is in short supply.

     LSI Logic maintains a worldwide manufacturing strategy with fabrication facilities in Oregon, Colorado, California and Japan,, augmented by strategic foundry relationships. The company also operates a SAN Systems manufacturing facility in Wichita, Kansas.

     The LSI Logic manufacturing growth story is not limited to Gresham, Oregon. The company increased the capacity at its Colorado Springs fab by approximately 50 percent in 1999, and completed a technology licensing manufacturing relationship with Silterra of Malaysia, valued at $120 million to LSI Logic.

     ACHIEVING 1999 GOALS

     LSI Logic accomplished the goals it set out to achieve in 1999. During each quarter, we:

     o    Grew revenue.

     o    Improved gross margin.

     o    Increased net income.

     o    Lowered operating expenses.

     o    We also doubled cash and short-term investments during 1999.

     For our shareholders, LSI Logic common stock grew by 319 percent in 1999. LSI Logic was the 11th best performing NYSE stock and the 4th best on the Standard and Poor's 500.

     We also announced a two-for-one stock split in early 2000.

     We are optimistic about the future of LSI Logic. We are offering the right products at the right time in the right markets.

     On behalf of everyone at LSI Logic, I want to thank all our shareholders, customers, partners, suppliers and dedicated employees for their support. We have a full complement of competitive advantages and we are clearly focused on the global communications revolution. We have every reason to be confident about our future.



/s/ WILFRED J. CORRIGAN
--------------------------
Wilfred J. Corrigan
Chairman and Chief Executive Officer

1999 MILESTONES


-    Communications

-    Network Computing

-    Storage Area Network Systems


     FIRST QUARTER

- Delivered a single-chip CDMA (Code Division Multiple Access) IS-95B baseband processor for wireless devices such as cellular phones.

- Announced a new generation tuner and channel receiver chip set for digital satellite set-top box manufacturers. This two-chip set provides the essential functionality to support a range of advanced set-top box applications including video entertainment, internet data delivery and wireless communications.

- Introduced ATMizer(R) II+, an enhanced version of the second-generation ATM standard product optimized for high-speed ATM WAN and LAN applications.

- Siemens selected LSI Logic to provided ASIC chips for their EWSD switches (Digital Electronic Switching System/Elektronisches Waehlsystem).

- Sony announced LSI Logic will provide the key I/O Processor for their second-generation PlayStation video game console/DVD player/Internet access device.

- Acer Group selected LSI Logic's Integra(R) architecture for a set-top box developed for SKYPerfect, the digital direct broadcast satellite (DBS) system in Japan.

- Announced the PCI-Ultra2 wide SCSI host adapter solution developed for desktop, workstation and server systems.

     SECOND QUARTER

- Acquired SEEQ Technology, Inc., a leading semiconductor designer of data communications products for the networking market.

- Cabletron Systems, Inc. selected LSI Logic's GigaBlaze(R) core for its SmartSwitch 9500 Family.

- Acquired ZSP Corporation, a leading-edge company developing high performance DSP products for customers competing in high-growth communications markets.

- Introduced new high-performance Fibre Channel solutions to meet customer requirements for faster speeds, increasing bandwidth and shrinking product cycles in the Storage Area Network (SAN) market.

     Announced a technology licensing and manufacturing agreement with Silterra (Malaysia) Sdn. Bhd. valued at $120 million to LSI Logic.

     Delivered the 500th CoreWare(R) design, a highly integrated disk controller on a chip for Quantum Corp.

- Announced availability of the SC2000 Source Decoder, a new class of device that will power next-generation, convergence ready set-top box entertainment appliances.

- Introduced a combination DVD, super video compact disk (SVCD), video compact disk (VCD) player reference kit for China market.

THIRD QUARTER

-    Unveiled the ZSP(TM) family of high performance digital signal processor
     (DSP) cores. The ZSP architecture is available to customers either as a core or a standard product. The architecture is also available for licensing.

     Announced the addition of an embedded FPGA core into LSI Logic's CoreWare(R) library.

- Introduced an ARM7TDMI(TM) cored-based silicon development platform to reduce ASIC development cycle times.

     Dataquest ranked LSI Logic 1999 market share leader in both merchant ASIC and Standard Cell markets.

FOURTH QUARTER

- Brocade Communications Systems, Inc. certified LSI Logic's MetaStor(R) division as a Fabric Integrator partner. This certification covers multi-vendor SAN storage solutions based on the MetaStor S-Class family of Fibre Channel storage products.

     Announced a wide-ranging technology agreement with Hitachi, Ltd. that calls for joint development and exchange of 0.10-micron device architectures, copper and low K interconnect, advanced lithography, direct write E-beam and technical cooperation on embedded DRAM.

- Announced the availability of a next-generation single-chip demodulator that will improve digital terrestrial TV (DTT) coverage and performance in set-top box and digital TV applications.

- Rambus Inc. named LSI Logic first company to achieve Gold ASIC Support Partnership status for its Direct Rambus ASIC cell.

     Licensed organic laminate flip chip package technology to ChipPAC Inc. LSI Logic's organic laminate flip chip technology offers ChipPAC customers a high pin count and high-performance package solution.

- Introduced an upgraded PCI-to-Ultra2 SCSI host adapter board (HAB) that provides users with increased memory addressing capability and improved signal integrity. The new HAB complies with Microsoft Corporation's PC99 certification requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW
On January 25, 2000, we announced a two-for-one common stock split, which was declared by the Board of Directors as a 100% stock dividend payable to stockholders of record on February 4, 2000 as one new share of common stock for each share held on that date. The newly issued common stock shares were distributed on February 16, 2000. In the following discussion and analysis, stockholders' equity has been restated to give retroactive recognition to the two-for-one common stock split announced on January 25, 2000 for all periods presented by reclassifying the par value of the newly issued shares arising from the split from additional paid-in capital to common stock. In addition, all references in the financial statements to number of shares, per share amounts, stock option data and market prices of our common stock have been restated.

On June 22, 1999, we combined with SEEQ Technology, Inc. ("SEEQ") in a transaction accounted for as a pooling of interests. All financial information has been restated retroactively to reflect the combined operations of LSI Logic Corporation and SEEQ as if the combination had occurred at the beginning of the earliest period presented. (See Note 2 of the Notes to the Consolidated Financial Statements referred to hereafter as "Notes.") Prior to the combination, SEEQ's fiscal year-end was the last Sunday in September of each year whereas we operate on a year ending December 31. SEEQ's financial information has been recast to conform to our year-end.

Revenues increased 38% to $2.1 billion in 1999 from $1.5 billion in 1998. The increase was primarily the result of our business strategy of providing solutions for our high-volume customers, particularly customers competing in such high-growth markets as communications, network computing, storage area network ("SAN") systems which included revenues from the acquisition of Symbios, Inc. ("Symbios") on August 6, 1998. (See Note 2 and 11 of the Notes.) We are continually exploring strategic acquisitions that build upon our existing library of intellectual property and increase our leadership position in the markets where we operate. The acquisition of SEEQ, a leading semiconductor designer of data communications devices for the Internet-driven networking market, immediately enhanced our product offerings for customers competing in network computing. (See Note 2 of the Notes.) During 1999, we also acquired ZSP Corporation ("ZSP"), a leading-edge developer of high-performance digital signal processor products for customers competing in the communications market. (See
Note 2 of the Notes.)

Gross margin declined to 38% in 1999 from 42% in 1998 primarily due to increased costs from commencing operations at our fabrication facility in Gresham, Oregon in December of 1998. Operating expenses decreased 21% to $604 million in 1999 from $761 million in 1998. The decrease was primarily a result of a $146 million charge for acquired in-process research and development in connection with the acquisition of Symbios from Hyundai Electronics America and a restructuring charge of $75 million in the third quarter of 1998. The acquired in-process research and development and the charge stemming from restructuring actions are discussed further below and in Notes 2 and 4 of the Notes. For the years ended December 31, 1999 and 1998, gains on sale of equity securities were $48 million and $17 million, respectively. For the year ended December 31, 1999, we recorded net income of $67 million or $0.23 income per diluted share compared to a net loss for the same period in 1998 of $139 million or a $0.49 loss per diluted share. Net income in 1999 would have been $92 million or $ 0.28 per share higher on a diluted basis but for the cumulative effect of the change in accounting principle recorded in the first quarter of 1999. (See Note 1 of the Notes.)

Cash and short-term investments grew 127% to $661 million as of December 31, 1999, from $292 million as of December 31, 1998 primarily due to increased cash flows from our continuing operations. Our strategic cash position and greater cash flows provide us with the capital to make strategic acquisitions and to continue investing in key technologies.

In 1999, 1998 and 1997, our fiscal year ended December 31. Fiscal years 1999 and 1998 were 52-week years, and fiscal year 1997 was a 53-week year.

While management believes that the discussion and analysis in this report is adequate for a fair presentation of the information, we recommend that you read this discussion and analysis in conjunction with the remainder of our Annual Report on Form 10-K for the year ended December 31, 1999.

Statements in this discussion and analysis include forward looking information statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These statements involve known and unknown risks and uncertainties. Our actual results in future periods may be significantly different from any future performance suggested in this report. Risks and uncertainties that may affect our results may include, among others:

-       Fluctuations in the timing and volumes of customer demand;

-       Currency exchange rates;

-       Availability and utilization of our manufacturing capacity;

-       Timing and success of new product introductions; and

-       Unexpected obsolescence of existing products.

We operate in an industry sector where security values are highly volatile and may be influenced by economic and other factors beyond our control. See additional discussion contained in "Risk Factors" set forth in Part I of our Annual Report on Form 10-K for the year ended December 31, 1999.

Where more than one significant factor contributed to changes in results from year to year, we have quantified material factors throughout the MD&A where practicable.

RESULTS OF OPERATIONS
REVENUE We operate in two reportable segments: the Semiconductor segment and the SAN Systems segment. In the Semiconductor segment, we design, develop, manufacture and market integrated circuits, including application-specific integrated circuits, (commonly known in the industry as ASICs), application-specific standard products and related products and services. Semiconductor design and service revenues include engineering design services, licensing of our advanced design tools software, and technology transfer and support services. Our customers use these services in the design of increasingly advanced integrated circuits characterized by higher levels of functionality and performance. The proportion of revenues from ASIC design and related services compared to semiconductor product sales varies among customers depending upon their specific requirements. In the SAN Systems segment, we design, manufacture, market and support high-performance data storage management and storage systems solutions and a complete line of Redundant Array of Independent Disk ("RAID") systems, subsystems and related software. The SAN Systems segment was added in August 1998 with the purchase of Symbios. (See Notes 2 and 11 of the Notes.)

For the year ended December 31, 1998, the SAN Systems segment did not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." However, for purposes of comparability, we have included operating results by segment for that year below.

Total revenues increased 38% to $2.1 billion in 1999 from $1.5 billion in 1998. Revenues for the Semiconductor segment increased 27% to $1.8 billion in 1999 from $1.4 billion in 1998. Significant factors which contributed to this revenue growth included increased demand for products used in communications applications and additional revenues from the acquisition of Symbios on August 6, 1998 (see Notes 2 and 11 of the Notes), which included increased demand for products used in network computing applications. We expect demand for products used in communications and network computing applications to remain strong during this next year based on expected growth of Internet infrastructure and wireless communications applications. Revenues for the SAN Systems segment increased 200% to $279 million in 1999 from $93 million in 1998. The increase was primarily attributable to recording a full year of revenue from the acquisition of Symbios in August of 1998. The demand for products used in the SAN Systems segment also increased significantly after the acquisition due to rapid growth of the Internet.

Total revenues increased 15% to $1.5 billion in 1998 from $1.3 billion in 1997. Significant factors contributing to this increase included additional revenues from Symbios after August 6, 1998, and increased demand for products used in certain communications and network computing applications. The increase was offset in part by decreased demand for products used in computer product applications and lower average selling prices when expressed in dollars for products used in computer and consumer product applications. In 1997, all revenues were from the Semiconductor segment.

One customer represented 11% of our total consolidated revenues for the year ended December 31, 1999, and another customer represented 12% and 22% of our total consolidated revenues for the years ended December 31, 1998 and 1997, respectively. In the Semiconductor segment, one customer represented 10%, 13% and 22% of the total Semiconductor revenues for the years ended December 31, 1999, 1998 and 1997, respectively. In the SAN Systems segment, there were three customers with revenues representing 29%, 27% and 14% of total SAN Systems revenues for the year ended December 31, 1999. During 1998, there were three customers with revenues representing 17%, 15% and 14% of SAN Systems revenues.

Operating costs and expenses Key elements of the consolidated statements of operations, expressed as a percentage of revenues, were as follows:


CONSOLIDATED:                                                  1999          1998           1997
                                                             --------      --------       ---------
Gross profit margin                                              38%           42%            48%
Research and development                                         14%           19%            17%
Selling, general and administrative                              12%           15%            15%
Income/(loss) from operations                                     9%           (8)%           15%

Key elements of the statement of operations for the Semiconductor and SAN Systems segments, expressed as a percentage of revenues, were as follows:

SEMICONDUCTOR SEGMENT:                                         1999          1998           1997
                                                             --------      --------       ---------
Gross profit margin                                              39%           42%            48%
Research and development                                         15%           20%            17%
Selling, general and administrative                              12%           15%            15%
Income/(loss) from operations                                    10%           (6)%           15%

SAN SYSTEMS  SEGMENT:                                          1999          1998           1997
                                                             --------      --------       ---------
Gross profit margin                                              33%           32%            --
Research and development                                          9%            9%            --
Selling, general and administrative                              11%           13%            --
Income/(loss) from operations                                     9%          (48)%           --



GROSS MARGIN We have advanced wafer manufacturing operations in Oregon, Colorado, California and Japan. This allows us to maintain our ability to provide products to customers with minimal disruption in the manufacturing process due to economic and geographic risks associated with each geographic location. During 1999, we entered into a technology transfer agreement with Wafer Technology (Malaysia) Sdn. Bhd. ("Silterra") under which we grant licenses to Silterra with respect to certain of our wafer fabrication technologies and provide associated manufacturing training and related services. In exchange, we receive cash and equity consideration valued at $120 million over three years during which transfers and the performance of our obligations are scheduled to occur. (See Note 3 of the Notes.) During 1999, we provided engineering training in accordance with the agreement. The engineering training was valued at $2 million and was recorded as a credit to cost of revenues. We will provide an additional $6 million of engineering training over the contract term of three years, which also will be recorded as a credit to cost of revenues.

The gross margin percentage for 1999 decreased to 38% from 42% in 1998 on a consolidated basis. The gross margin percentage for the Semiconductor segment was 39% in 1999 compared to 42% in 1998. The decrease primarily reflected a combination of the following factors:

- Increased cost of revenues from commencing operations at our fabrication facility in Gresham, Oregon in December of 1998;

- Lower average selling prices of products used in certain semiconductor product applications, including the impact from currency fluctuations; and

- Changes in product mix primarily related to Symbios product additions from August 6, 1998.

Our focus on communications is anticipated to contribute to improvement of our gross margin for the Semiconductor segment in the foreseeable future as many of the products we offer for communications and network computing applications are expected to have higher margins. Increased production capacity utilization at the manufacturing facility in Gresham, Oregon should also contribute to improvement of our gross margin.

The gross margin percentage for the SAN Systems segment was 33% in 1999 compared to 32% in 1998.

The gross margin percentage for 1998 decreased to 42% from 48% in 1997. The decrease primarily reflected a combination of the following factors:

- Increased cost of revenues from commencing operations at our fabrication facility in Gresham, Oregon in December of 1998, including $12 million in lower of cost or market charges;

- Lower average selling prices, including the impact from currency fluctuations;

-       Non-recurring inventory charges of approximately $8 million; and

-       Changes in product mix related to Symbios product additions from August
        6, 1998.

Our operating environment, combined with the resources required to operate in the semiconductor industry, requires that we manage a variety of factors. These factors include, among other things:

-       Product mix;

-       Factory capacity and utilization;

-       Manufacturing yields;

-       Availability of certain raw materials;

-       Terms negotiated with third-party subcontractors; and

-       Foreign currency fluctuations.

These and other factors could have a significant effect on our gross margin in future periods. We are targeting our overall gross margin percentage to increase to 48% by the end of 2000.

Changes in the relative strength of the yen may have a greater impact on our gross margin than other foreign exchange fluctuations due to our wafer fabrication operations in Japan. Although the yen strengthened (the average yen exchange rate for 1999 appreciated 14% from 1998), the effect on gross margin and net income was not significant because yen-denominated sales offset a substantial portion of yen-denominated costs during the period. Moreover, we hedged a portion of our remaining yen exposure. (See Note 6 of the Notes.) Future changes in the relative strength of the yen or mix of foreign-denominated revenues and costs could have a significant effect on our gross margin or operating results.

RESEARCH AND DEVELOPMENT Research and development ("R&D") expenses increased 2% to $298 million during 1999 as compared to $291 million in 1998. R&D expenses for the Semiconductor segment decreased 4% to $272 million in 1999 from $283 million in 1998. The decrease was primarily attributable to a $15 million research and development benefit associated with a technology transfer agreement entered into with Silterra in Malaysia during the year. (See Note 3 of the Notes.) We will receive an additional $50 million from Silterra over the contract term of three years as consideration for technology to be transferred. The benefit will be recorded to research and development. The decrease in R&D during 1999 resulting from the agreement with Silterra was offset in part by expenditures related to the following:

- A continuation of R&D activities of the former Symbios business included in our consolidated financial statements since August 6, 1998;

- Expenditures related to the continued development of advanced sub-micron products and process technologies; and

-       Increased compensation costs during 1999.

R&D expenses for the SAN Systems segment increased 212% to $26 million in 1999 from $8 million in 1998. The increase was primarily the result of the continuation of R&D activities of the Symbios business included in our consolidated financial statements from August 1998.

R&D expenses increased $61 million or 27% to $291 million in 1998 from 1997 on a consolidated basis. The increase was primarily attributable to the following:

- A continuation of R&D activities of the former Symbios business included in our consolidated financial statements since August 6, 1998;

- Expenditures related to the continued development of advanced sub-micron products and process technologies; and

- Upgrade from 6-inch to 8-inch wafer fabrication capability at our Santa Clara, California R&D facility.

As a percentage of revenues, R&D expenses were 14% in 1999, 19% in 1998 and 17% in 1997 on a consolidated basis. R&D expenses as a percentage of revenues for the Semiconductor segment decreased to 15% in 1999 from 20% in 1998. The decrease in 1999 from 1998 is primarily attributable to the effects of our restructuring programs established in the third quarter of 1998. (See Note 4 of the Notes.) R&D expenses as a percentage of revenues for the SAN Systems segment remained consistent at 9% in 1999 and 1998. As we continue our commitment to technological leadership in our markets, we are targeting our R&D investment in 2000 to be approximately 16% of revenues on a consolidated basis.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative ("SG&A") expenses increased 14% to $258 million during 1999 as compared to $226 million in 1998. SG&A expenses for the Semiconductor segment increased 5% to $226 million in 1999 from $215 million in 1998. The increase was primarily attributable to the inclusion of current expenses related to the former Symbios business acquired on August 6, 1998, sales commissions on the increased revenues and increased compensation costs during 1999. SG&A expenses for the SAN Systems segment increased 174% to $32 million in 1999 from $12 million in 1998. The increase was primarily attributable to the inclusion of current expenses related to the former Symbios business acquired on August 6, 1998 along with increased compensation costs in 1999.

SG&A expenses increased $30 million during 1998 as compared to 1997 on a consolidated basis. The increase was primarily attributable to the inclusion of SG&A expenses from the former Symbios business from August 6, 1998. As a percentage of revenues, SG&A expenses decreased to 12% in 1999 from 15% in 1998 and 1997 on a consolidated basis. We expect that SG&A expenses as a percentage of revenues will remain relatively flat at approximately 12% of revenues in the next year.

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT
ZSP
On April 14, 1999, we acquired all of the outstanding capital stock of ZSP for a total purchase price of $11.3 million which consisted of $7 million in cash (including approximately $0.6 million in direct acquisition costs) and assumed liabilities up to $4.3 million in accordance with the purchase agreement with ZSP. The merger was accounted for as a purchase. (See Note 2 of the Notes.) ZSP, a development stage semiconductor company, was involved in the design and marketing of programmable digital signal processors for use in wired and wireless communications. The results of operations of ZSP and estimated fair value of assets acquired and liabilities assumed were included in our consolidated financial statements as of April 14, 1999, the effective date of the purchase, through the end of the period.

In connection with the purchase of ZSP, we recorded a $4.6 million charge to in-process research and development, referred to as IPR&D, during the second quarter of 1999. The amount was determined by identifying research projects for which technological feasibility had not been established and no alternative future uses existed. We acquired ZSP's in-process digital signal processor research and development project that was targeted at the telecommunications market. This product was being developed specifically for voice-over-net or voice-over-Internet protocol applications and was intended to have substantial incremental functionality, greatly improved speed, and a wider range of interfaces than ZSP's then current technology.

Net cash flows The value of the one project identified to be in process was determined by estimating the future cash flows from the project once commercially feasible, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value as defined below. The net cash flows from the identified project were based on our estimates of revenues, cost of revenues, research and development costs, selling, general and administrative costs and applicable income taxes for the project. These estimates were compared and found to be in line with industry analysts' forecasts of growth in the telecommunications market.

Total revenues for ZSP were expected to peak in the years 2002 and 2003 and then decline in 2004 as other new products were expected to become available. These projections were based on our estimates of market size and growth, expected trends in technology, and the expected timing of new product introductions by us and our competitors.

Royalty rate We applied a royalty percentage of 25% to operating income for the project in process to attribute value for dependency on predecessor core technologies.

Discount rate The discount rate used was 25% for the project, a rate 1,000 basis points higher than the industry weighted average cost of capital estimated at approximately 15% to account for the risks associated with the inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of the technology, the profitability level of such technology and the uncertainty of technological advances which could impact the estimates described above.

Percent of completion The percentage of completion for the project was determined using milestones representing management's estimate of effort, value added, and degree of difficulty of the portion of the project completed as of April 14, 1999, as compared to the remaining research and development to be completed to bring the project to technical feasibility. The development process was grouped into three phases with each phase containing between one and five milestones. The three phases were:

- Researching the market requirements and the engineering architecture and feasibility studies;

-       Design and verification; and

- Prototyping and testing the product (both internal and customer testing).

ZSP's digital signal processor project started in May 1998. As of April 14, 1999, we estimated the project was 65% complete. As of the acquisition date, the cost to complete the project was estimated at $1 million for the remainder of 1999.

The actual development timeline and costs were in line with estimates. However, development of the technology remains a substantial risk to us due to factors including the remaining effort to achieve technical feasibility, rapidly changing customer needs and competitive threats from other companies. Additionally, the value of other intangible assets acquired may become impaired. Failure to bring these products to market in a timely manner could adversely affect sales and profitability of the combined company in the future.

SYMBIOS
On August 6, 1998, we completed the acquisition of all of the outstanding capital stock of Symbios. The transaction was accounted for as a purchase, and accordingly, the results of operations of Symbios and estimated fair value of assets acquired and liabilities assumed were included in our consolidated financial statements as of August 6, 1998, the effective date of the purchase, through the end of the period. (See Note 2 of the Notes.)

In connection with the purchase of Symbios, we recorded a $146 million charge to IPR&D during the third quarter of 1998. The $146 million allocation of the purchase price to IPR&D was determined by identifying research projects in areas for which technological feasibility had not been established and no alternative future uses existed. We acquired technology consisting of storage and semiconductor research and development projects in process. The storage projects consisted of designing controller modules, a new disk drive and a new version of storage management software with new architecture to improve performance and portability. The semiconductor projects consisted of client/server products being designed with new architectures and protocols and a number of ASIC and peripheral products that were being custom-designed to meet the specific needs of certain customers. The amounts of IPR&D allocated to each category of projects was $51 million for storage projects, $69 million for client/server projects and $26 million for ASIC and peripheral projects.

Net cash flows The value of these projects was determined by estimating the expected cash flows from the projects once commercially feasible, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value as defined below. The net cash flows from the identified projects were based on our estimates of revenues, cost of revenues, research and development costs, selling, general and administrative costs, and income taxes from those projects. These estimates were based on the assumptions described below. The research and development costs included in the model reflected costs to sustain projects, but excluded costs to bring in-process projects to technological feasibility.

The estimated revenues were based on management projections of each in-process project for semiconductor and storage products. The aggregated business projections were compared and found to be in line with industry analysts' forecasts of growth in substantially all of the relevant markets. Total revenues from the IPR&D product areas were expected to peak in the year 2001 and decline from 2002 to 2005 as other new products were expected to become available. These projections were based on our estimates of market size and growth, expected trends in technology, and the nature and expected timing of new product introductions by us and our competitors.

Projected gross margins approximated Symbios' historical performance and were in line with industry margins in the semiconductor and storage systems industry sectors. The estimated selling, general and administrative costs were consistent with Symbios' historical cost structure which was in line with industry averages at approximately 15% of revenues. Research and development costs were consistent with Symbios' historical cost structure.

Royalty rate We applied a royalty charge of 25% to operating income for each in-process project to attribute value for dependency on predecessor core technologies.

Discount rate The discount rate used in discounting the net cash flows from the IPR&D projects back to their present value was 20% for semiconductor and 21% for storage systems, a 500 basis point increase from the respective industry weighted average cost of capital. The industry weighted average cost of capital was approximately 15% for semiconductors and 16% for storage systems. We applied the discount rates higher than the industry weighted average cost of capital due to inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances which could potentially impact the estimates described above.

Percentage of completion The percentage of completion for each project was determined using milestones representing management's estimate of effort, value added, and degree of difficulty of the portion of each project completed as of August 6, 1998, as compared to the remaining research and development to be completed to bring each project to technical feasibility. The development process was grouped into three phases with each phase containing between one and five milestones. The three phases were:

- Researching the market requirements and the engineering architecture and feasibility studies;

-       Design and verification; and

- Prototyping and testing the product (both internal and customer testing).

Each of these phases was subdivided into milestones, and then the status of each of the projects was evaluated as of August 6, 1998. We estimated, as of the acquisition date, the storage projects in aggregate were approximately 74% complete and the aggregate costs to complete were $25.2 million ($5.7 million in 1998, $14.5 million in 1999 and $5.0 million in 2000). We estimated the semiconductor projects were approximately 60% complete for client/server products and 55% complete for ASIC and peripheral products. As of the acquisition date, we expected the cost to complete all semiconductor products to be approximately $24.1 million ($8.7 million in 1998, $14.8 million in 1999 and $0.6 million in 2000).

Substantially all of the IPR&D projects were expected to be completed and generating revenues within the 24 months following the acquisition date.

The actual development timeline and costs were in line with estimates as of December 31, 1999. However, development of these technologies remains a significant risk to us due to the remaining effort to achieve technical feasibility, rapidly changing customer needs and significant competitive threats from numerous companies. Failure to bring these products to market in a timely manner could adversely affect sales and profitability of the combined company in the future. Additionally, the value of other intangible assets acquired may become impaired.

MINT
In July 1997, we acquired all issued and outstanding shares of the common stock of Mint Technology, Inc. ("Mint") for $10 million in cash and options to purchase approximately 1,363,452 shares of common stock with a fair value of $11 million. The acquisition was accounted for as a purchase. (See Note 2 of the Notes.) Approximately $3 million of the purchase price was allocated to IPR&D and was expensed in the third quarter of 1997. The nature of the projects in process at the date of acquisition related to computer aided design tools, in particular, those that would be used for functional verification of the chip design. The additional costs to complete the tools were approximately $1 million and were completed in the fourth quarter of 1997. The actual development timeline and costs were in line with estimates.

RESTRUCTURING OF OPERATIONS AND OTHER NON-RECURRING ITEMS We recorded restructuring of operations and other non-recurring net benefits of $2.1 million in 1999. The net benefit reflected the combination of the following:

- Approximately $2.9 million in restructuring charges and $5.5 million in merger-related expenses associated in connection with the merger with SEEQ on June 22, 1999 (see Note 2 of the Notes) which included $0.5 million in merger expenses recorded by SEEQ in the first quarter of 1999. The merger expenses related primarily to investment banking and other professional fees directly attributable to the merger with SEEQ. The restructuring charge was comprised of $1.9 million in write-downs of fixed assets which were duplicative to the combined company, $0.5 million of exit costs relating to non-cancelable building lease contracts and a $0.5 million provision for severance costs related to the involuntary termination of certain employees. The exit costs and employee severance costs were recorded in accordance with Emerging Issues Task Force ("EITF") No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The fixed and other asset write-downs were recorded in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The restructuring actions as outlined by the restructuring plan are intended to be executed to completion by June 30, 2000, one year from the date the reserve was taken.

- Approximately $10.5 million of 1998 restructuring reserve reversals associated with a change in management estimate. (See Note 4 of the Notes.) The amount consisted of the following:

- $3.9 million of reserves for lease termination and non-cancelable purchase commitments primarily in the U.S. and Europe;

- $3.7 million of excess severance reserves in the U.S., Japan, and Europe;

- $2.0 million of reserves for manufacturing facility decommissioning costs and other exit costs primarily in the U.S. and Japan; and

-       $0.9 million of related cumulative translation adjustments.

The change in management estimates of the reserve requirements stemmed primarily from the following factors:

- A significant increase in the requirement for manufacturing capacity to meet expected sales growth which resulted in retention of certain employees originally targeted for termination of employment and in reversal of the reserve for decommissioning costs as a result of retention of the U.S. and Japan operations facilities originally targeted for sale; and

- Our ability to exit lease commitments and non-cancelable purchase commitments more favorably than originally anticipated in the U.S. and Europe.

Description of 1998 Restructuring As a result of identifying opportunities to streamline operations and maximize the integration of Symbios into our operations, our management, with the approval of the Board of Directors, committed itself to a plan of action and recorded a $75.4 million restructuring charge in the third quarter of 1998. (See Note 4 of the Notes.) The action undertaken included the following elements:

-       Worldwide realignment of manufacturing capacity;

- Consolidation of certain design centers, sales facilities and administrative offices; and

-       Streamlining of our overhead structure to reduce operating expenses.

The restructuring charge excluded any integration costs relating to Symbios. As discussed in Note 2 of the Notes, such costs relating to Symbios were accrued as a liability assumed in the purchase in accordance with EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

Restructuring costs included the following elements:

- $37.2 million related primarily to fixed assets impaired as a result of the decision to close, by the third quarter of 1999, a manufacturing facility in Tsukuba, Japan;

-       $16.3 million in workforce reduction costs;

- $13.1 million in fixed asset and other asset write-downs, primarily in the U.S., Japan, and Europe;

- $4.7 million for termination of leases and maintenance contracts primarily in the U.S. and Europe;

- Approximately $2.4 million in other exit costs, which resulted principally from the consolidation and closure of certain design centers, sales facilities and administrative offices primarily in the U.S. and Europe; and

- $1.7 million for non-cancelable purchase commitments primarily in Europe.

Other exit costs included $0.9 million related to payments made for early lease contract terminations and the write-down of surplus assets to their estimated realizable value; $0.7 million for the write-off of excess licenses for closed locations in Europe and $0.8 million of other exit costs associated with the consolidation of design centers worldwide.

The workforce reduction costs primarily included severance costs related to involuntary reduction of approximately 900 jobs from manufacturing in Japan, and engineering, sales, marketing and finance personnel located primarily in the U.S., Japan and Europe.

The fair value of assets determined to be impaired in accordance with the guidance on assets to be held and used in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," were the result of independent appraisals and management estimates. Severance costs and other exit costs noted above were determined in accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." As of December 31, 1998, the remaining cash requirements were related primarily to severance payouts. The severance distributions were to be made out of our cash balance on hand at the time of the distributions.

As a result of the execution of the restructuring plan announced in the third quarter of 1998, we reduced employee expenses by approximately $37 million in 1999 and $4 million in the fourth quarter of 1998. Depreciation expense was reduced by approximately $10 million in 1999 and $2 million in the fourth quarter of 1998. We also realized additional savings of $3 million in 1999 related to reduced lease and maintenance contract expenses primarily associated with the reduction in the number of engineering design centers, sales facilities and administrative offices worldwide.

The ongoing savings from the restructuring plan associated with the acquisition of SEEQ are not considered to be significant.

The restructuring actions, as outlined by the plan, were completed in the third quarter of 1999, one year from the date the reserve was taken.

The following table sets forth our 1998 restructuring reserves as of September 30, 1998, and activity against the reserve in 1998 and 1999:

                                           September 30, 1998             December 31,                         December 31,
                                               Restructuring                  1998                   Reserve       1999
 (In thousands)                                    Expense     Utilized     Balance     Utilized     Reversal     Balance
                                                   --------    --------     --------    --------     --------     -------
Write-down of manufacturing facility(a)            $ 37,200    $(35,700)    $  1,500    $   (210)    $ (1,290)    $    --
Other fixed asset related charges(a)                 13,100     (13,100)          --          --           --          --
Payments to employees for severance(b)               16,300      (4,700)      11,600      (7,948)      (3,652)         --
Lease terminations and maintenance contracts(c)       4,700        (100)       4,600      (2,257)      (2,343)         --
Noncancelable purchase commitments(c)                 1,700        (100)       1,600         (80)      (1,520)         --
Other exit costs(c)                                   2,400      (1,200)       1,200        (450)        (750)         --
Cumulative currency translation adjustment               --       1,512        1,512        (600)        (912)         --
                                                   --------    --------     --------    --------     --------     -------
          Total                                    $ 75,400    $(53,388)    $ 22,012    $(11,545)    $(10,467)    $    --
                                                   ========    ========     ========    ========     ========     =======


(a) The $1.5 million balance for the write-down of the facility as of December 31, 1998 and the amount utilized in 1999 related to machinery and equipment decommissioning costs in Japan. Amounts utilized in 1998 represent a write-down of fixed assets due to impairment. The amounts were accounted for as a reduction of the assets and did not result in a liability.

(b) Amounts utilized represent cash payments related to the severance of 358 employees in 1999 and 290 employees in 1998 worldwide.

(c) Amounts utilized represent cash charges.

AMORTIZATION OF INTANGIBLES Amortization of goodwill and other intangibles increased to $47 million in 1999 from $22 million in 1998. The increase was primarily related to additional amortization of goodwill associated with the acquisition of Symbios in August of 1998 and the acquisition of ZSP in April of 1999.

Amortization of goodwill and other intangibles increased to $22 million in 1998 from $4 million in 1997. The increase was due to additional amortization of goodwill associated with the acquisition of Symbios in August of 1998.

INTEREST EXPENSE Interest expense increased to $40 million in 1999 from $9 million in 1998. The increase was primarily attributable to interest expense on the bank debt facilities, which we entered into in August 1998 to fund the purchase of Symbios, and the Convertible Notes issued in March of 1999. (See
Note 8 of the Notes.) Additionally, in 1999, we are no longer capitalizing interest associated with the construction of our fabrication facility in Gresham, Oregon, as operations of the facility commenced in December 1998.

Interest expense increased to $9 million in 1998 from $2 million in 1997. The increase was primarily attributable to interest expense on the bank debt facilities which we entered into in August 1998 to fund the purchase of Symbios. It was offset in part by the capitalization of interest associated with the construction of our fabrication facility in Gresham, Oregon.

INTEREST INCOME AND OTHER Interest income and other increased to $18 million in income in 1999 from $9 million in expense in 1998. The increase in 1999 was primarily attributable to the absence of the following events in 1999 which occurred in 1998:

- A $14 million write-down of our equity investment in two non-public technology companies with impairment indicators not considered to be temporary in 1998. (See Note 5 of the Notes.);

- A $10 million write-down of fixed assets and capitalized software in 1998;

- $3 million in foreign exchange losses which included a loss from the decision to close interest rate swap contracts which converted the interest associated with the yen borrowings by LSI Logic Japan Semiconductor Inc. ("JSI"), our wholly-owned subsidiary, from adjustable to fixed rates in 1998. (See Note 6 to the Notes.); and

- A $3 million litigation settlement from the former SEEQ in the third quarter of 1998.

The increase was offset in part by a reduction in interest income attributable to the lower average balance of interest-generating cash, cash equivalents and short-term investments and lower interest rates during 1999 as compared to 1998 and other miscellaneous items. The lower average balance of cash, cash equivalents and short term investments resulted primarily from cash outlays associated with the purchase of Symbios in the third quarter of 1998 and debt repayments, net of borrowings, primarily during the first quarter of 1999.

Interest income and other decreased to $9 million in expense in 1998 from $35 million in income in 1997. The decrease was primarily attributable to a reduction of $18 million in interest income due to the combination of our lower average balances of cash, cash equivalents and short-term investments during 1998 and lower interest rates in 1998 as compared to 1997. The lower average balances of cash, cash equivalents and short term investments resulted primarily from cash outlays associated with the purchase of Symbios and purchases of property and equipment for our fabrication facility in Gresham, Oregon. Additionally, in 1998, we charged to other expense the charges noted above.

The decrease in interest income and other was offset in part by a $3 million gain on the sale of a building owned by a European affiliate.

GAIN ON SALE OF EQUITY SECURITIES In the third quarter of 1999, we adopted a program of regular selling of marketable equity securities. During 1999, we sold certain marketable equity securities for $49 million in the open market, realizing a pre-tax gain of approximately $48 million. In 1998, we recognized a gain of $17 million on proceeds of $23 million from the sale of a long-term investment in a non-public technology company.

PROVISION FOR (BENEFITS OF) INCOME TAXES In 1999, we recorded a provision for income taxes with an effective tax rate of 29%. The tax rate in 1999 was impacted by non-deductible transaction costs related to recent acquisitions and the sale of certain equity investments that were subject only to the U.S. federal and state statutory tax rates. Excluding these transactions, the effective tax rate would have been 25%. The rates in 1998 and 1997 were 8% and 27%, respectively. The tax rate in 1998 was impacted by write-offs relating to IPR&D and restructuring charges during the third quarter of 1998, which were not currently deductible for tax purposes. Excluding these charges, the effective tax rate would have been 25% in 1998. The tax rate in the years presented was lower than the U.S. statutory rate primarily due to earnings of our foreign subsidiaries taxed at lower rates and the utilization of prior loss carryovers and other credits.

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES Minority interest in net income of subsidiaries was $0.2 million in 1999, $0.1 million in 1998, and $0.7 million in 1997. The change in minority interest was attributable to the composition of earnings and losses among certain of our international affiliates for each of the respective years. The decrease in 1998 from 1997 was also attributable to the purchase of minority interest shares of our Japanese affiliate, LSI Logic K.K.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE In April 1998, the Accounting Standards Executive Committee ("AcSEC") released Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-up Activities." The SOP became effective for fiscal years beginning after December 15, 1998 and required companies to expense all costs incurred or unamortized in connection with start-up activities. Accordingly, we expensed the unamortized preproduction balance of $92 million associated with the Gresham manufacturing facility, net of tax, on January 1, 1999 and have presented it as a cumulative effect of a change in accounting principle in accordance with SOP No. 98-5.

On November 21, 1997, the EITF issued EITF No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." EITF No. 97-13 required that we expense, in the fourth quarter of 1997, all costs previously capitalized in connection with business process re-engineering activities as defined by the statement. Accordingly, we recorded a charge of $1.4 million, net of related tax of $0.6 million, during the fourth quarter of 1997. (See Note 1 of the Notes.)

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS
We believe that our future operating results will continue to be subject to quarterly variations based upon a wide variety of factors detailed in Risk Factors in Part I of our Annual Report on Form 10-K for the year ended December 31, 1999. These factors include, among others:

- Cyclical nature of both the semiconductor and SAN systems industries and the markets addressed by our products;

-       Availability and extent of utilization of manufacturing capacity;

-       Price erosion;

-       Competitive factors;

-       Timing of new product introductions;

-       Changes in product mix;

-       Fluctuations in manufacturing yields;

-       Product obsolescence;

-       Business and product market cycles;

- Economic and technological risks associated with our acquisition and alliance activities; and

-       The ability to develop and implement new technologies.

Our operating results could also be impacted by sudden fluctuations in customer requirements, currency exchange rate fluctuations and other economic conditions affecting customer demand and the cost of operations in one or more of the global markets in which we do business. We operate in a technologically advanced, rapidly changing and highly competitive environment. We predominantly sell custom products to customers operating in a similar environment. Accordingly, changes in the conditions of any of our customers may have a greater impact on our operating results and financial condition than if we predominantly offered standard products that could be sold to many purchasers. While we cannot predict what effect these various factors may have on our financial results, the aggregate effect of these and other factors could result in significant volatility in our future performance. To the extent our performance may not meet expectations published by external sources, public reaction could result in a sudden and significantly adverse impact on the market price of our securities, particularly on a short-term basis.

We have international subsidiaries and distributors which operate and sell our products globally. Further, we purchase a substantial portion of our raw materials and manufacturing equipment from foreign suppliers and incur labor and other operating costs in foreign currencies, particularly in our Japanese manufacturing facilities. As a result, we are exposed to the risk of changes in foreign currency exchange rates or declining economic conditions in these countries. We utilize forward exchange and purchased currency option contracts to manage our exposure associated with net asset and liability positions and cash flows denominated in non-functional currencies. (See Note 6 of the Notes.) There is no assurance that these hedging transactions will eliminate exposure to currency rate fluctuations that could affect our operating and/or cash flows.

Our corporate headquarters and some of our manufacturing facilities are located near major earthquake faults. As a result, in the event of a major earthquake, we could suffer damages which could significantly and adversely affect our operating results and financial condition.

YEAR 2000 DISCLOSURE
The following statement is a Year 2000 Readiness Disclosure under the Year 2000 Information and Readiness Disclosure Act of 1998.

As with many other companies, the Year 2000 computer issue presented risks for us. We use a significant number of computer software programs and operating systems and there are areas in which the Year 2000 computer issue could negatively impact our business and us. We did not experience any significant interruption of computer systems during the critical transition from the year 1999 to 2000.

We engaged in a comprehensive program to assess our Year 2000 risk exposure and to plan and implement remedial and corrective action where necessary. In December 1999, we conducted a global Year 2000 drill to ensure our preparedness for the event. We reviewed all of our major internal systems and did not uncover anything that would have a material impact on those systems. We completed analysis of our critical suppliers of products and services to assess their Year 2000 readiness with respect both to their operations and the products and services they supply to us. To date, no critical supplier has informed us of any significant disruptions associated with the Year 2000 matter. Our assessment program also encompassed our own product offerings and there is no information to indicate that Year 2000 issues will have a material impact on sales or functionality of our product offerings.

We developed various types of contingency plans to address potential problems with critical internal systems and third party interactions. Our contingency plans included procedures for dealing with a major disruption of internal business systems, plans for long-term factory shutdown and identification of alternative vendors of critical materials in the event of Year 2000 related disruption in supply. We cannot assure you that a contingency plan put into effect at the time of a system failure will adequately address the immediate or long term effects of a failure, or that such a failure would not have a material adverse impact on our operations or financial results despite prudent planning.

Our costs to date related to the Year 2000 issue consist primarily of reallocation of internal resources to evaluate and assess systems and products and to plan our remediation, testing and contingency efforts. We have not maintained detailed accounting records, but based on our review of department budgets and staff allocations, we believe these costs to be immaterial. We currently estimate that the total cost of assessment, remediation, testing and planning directly related to Year 2000 issues were approximately $15 million. Of this, approximately $7 million consisted of expenses attributed to redeployment of labor resources and overhead, $3 million for the cost of software and external consulting fees and $5 million for additional capital expenditures. The capital expenditures represent the early replacement of information technology equipment and software to obtain the full benefits of Year 2000 protections versus the normal technical obsolescence replacement cycle. We cannot assure you that additional expenditure of material amounts will not be required. Such expenditures could result in an adverse impact on financial results in future reporting periods.

Based on currently available information, management does not believe that the Year 2000 issues discussed will have a material adverse impact on our financial condition or overall trends in results of operations. We cannot assure you that a significant disruption in systems resulting from a Year 2000 problem will not occur in the future, which could result in a material adverse impact on our operating results and financial condition.

FINANCIAL CONDITION AND LIQUIDITY
Cash, cash equivalents and short-term investments increased 127% to $661 million in 1999 from $292 million in 1998. The increase was primarily generated from operations partially offset by capital expenditures and repayment of debt obligations, net of borrowings. The increase in cash and short-term investments is also attributable to $49 million in proceeds from the sale of marketable equity securities in the open market. In the third quarter of 1999, we adopted a program of regular selling of marketable equity securities. Short-term investments include $25 million of marketable equity securities which we plan to sell within the next 12 months. (See Note 5 of the Notes.)

Cash, cash equivalents and short-term investments decreased to $292 million in 1998 from $500 million in 1997. The decrease was primarily attributable to a combination of the following factors:

-       Cash outlays associated with the purchase of Symbios;

-       Purchase of property and equipment for our Gresham, Oregon facility;

-       Decrease in cash provided by operating activities; and

-       Cash used to repay debt obligations.

The decrease was offset in part by proceeds from the sale of an investment in a non-public technology company and proceeds received from employee stock transactions.

WORKING CAPITAL Working capital increased to $813 million in 1999 from $239 million in 1998. The increase was primarily a result of the following factors:

- Higher short-term investments attributable to purchases of debt and equity securities, net of sales and maturities, with excess cash generated from operations;

- Lower current liabilities primarily resulting from the repayment of the $150 million short-term debt facility (see Note 8 of the Notes), offset in part by reclassification of the current portion of long-term obligations due in 2000; and

- Higher inventories reflecting the expectation of continued higher sales in 2000 as compared to the beginning of 1999.

The increase in working capital was offset in part by higher accrued salaries, wages and benefits as of December 31, 1999 as compared to December 31, 1998. The increase in accrued salaries, wages and benefits was partially due to increases in compensation levels and compensation related programs in 1999 as compared to 1998.

Working capital decreased to $239 million in 1998 from $449 million in 1997. The decrease primarily reflected the combined effect of the following factors:

-       Lower cash balances resulting from the acquisition of Symbios;

- Higher current liabilities as a result of the short-term portion of the debt facility entered into to fund the Symbios purchase. (See Note 8 of the Notes); and

- Higher accrued salaries, wages and benefits and other accrued liabilities.

The decrease in working capital was offset in part by increased inventories, accounts receivable, prepaids and other current assets related to the addition of Symbios balances as of August 6, 1998, and by lower trade accounts payable as compared to 1997.

CASH AND CASH EQUIVALENTS GENERATED FROM OPERATING ACTIVITIES During 1999, we generated $444 million of cash and cash equivalents from operating activities compared to $229 million in 1998. The increase in cash and cash equivalents generated from operating activities was primarily attributable to the following factors:

- Higher net income (before depreciation and amortization, write-off of unamortized preproduction costs, acquired in-process research and development, non-cash restructuring charges and gains and losses on stock investments); and

-       An increase in accrued and other liabilities.

The increase in accrued liabilities was partly due to higher bonus accruals as of December 31, 1999 as compared to December 31, 1998 as a result of higher operating income in the fourth quarter of 1999 in accordance with the bonus plan.

The increased cash from operations was offset in part by an increase in accounts receivable and inventories. The increase in accounts receivable was primarily a result of higher revenues in the fourth quarter of 1999 as compared to the same period of 1998 and the timing of payment receipt. Inventories were higher as revenues are expected to continue to be higher in 2000 as compared to the beginning of 1999.

During 1998, we generated $229 million of cash and cash equivalents from operating activities compared to $405 million in 1997. The decrease in cash and cash equivalents generated from operating activities was primarily attributable to the following factors:

- A decrease in accounts payable due to timing of invoice receipt and payment in the fourth quarter of 1998 as compared to the same period in 1997 and fewer purchases of property and equipment in the second half of 1998 as compared to 1997 as the fabrication facility in Gresham, Oregon became ready to commence production;

- Lower net income (before depreciation and amortization, acquired in-process research and development, non-cash restructuring charges and a gain on sale of stock investment); and

- Increases in prepaids and other assets primarily as a result of an increase in the premium paid on option contracts

        (see Note 6 of the Notes) and increases in non-current deferred tax assets.

The decrease was offset in part by a decrease in accounts receivable (excluding the Symbios opening balance) and increases in accrued and other liabilities. The increase in accrued and other liabilities related primarily to the restructuring reserve established in the third quarter of 1998 (see Note 4 of the Notes) and an increase in non-current deferred tax liabilities.

CASH AND CASH EQUIVALENTS USED IN INVESTING ACTIVITIES Cash and cash equivalents used in investing activities was $472 million in 1999, compared to $776 million in 1998. The primary investing activities during 1999 included the following factors:

- Purchases and sales of debt and equity securities available-for-sale and others;

-       Purchases of property and equipment; and

-       The acquisition of ZSP, a non-public technology company.

The decrease in cash used in investing activities in 1999 as compared to 1998 was primarily attributable to the acquisition of Symbios in 1998 (see Note 2 of the Notes) and more purchases of property and equipment in 1998 for our facility in Gresham, Oregon, which commenced operations in December of 1998. The decrease was offset in part by higher purchases in 1999 of debt and equity securities available-for-sale, net of maturities and sale of debt and equity securities available-for-sale.

Cash and cash equivalents used in investing activities was $776 million in 1998, compared to $346 million in 1997. The primary investing activities during 1998 included the following factors:

-       Acquisition of Symbios;

-       Purchases and sales of debt and equity securities available-for-sale;

-       Purchase of property and equipment for the Gresham facility;

- Purchases and sales of non-marketable shares of other technology companies; and

- Acquisition of stock from minority-interest holders. (See Note 2 of the Notes.)

We believe that maintaining technological leadership in the highly competitive worldwide semiconductor industry requires substantial ongoing investment in advanced manufacturing capacity. Net capital additions were $205 million in 1999 and $330 million in 1998. A decrease in additions from 1998 was primarily attributable to reduced purchases of property and equipment related to construction of the fabrication facility in Gresham, Oregon as compared to the prior year. In order to maintain our position as a technological market leader, we expect to increase the level of capital expenditures to $450 million in 2000.

CASH AND CASH EQUIVALENTS PROVIDED BY FINANCING ACTIVITIES Cash and cash equivalents provided by financing activities during 1999 totaled $52 million compared to $635 million in 1998. The decrease in 1999 was primarily attributable to proceeds from a credit agreement entered into in August 1998 to finance the acquisition of Symbios and partial repayment in 1999. (See Note 2 of the Notes.) The decrease was offset in part by proceeds from the issuance of the 4 1/4% Convertible Subordinated Notes in March of 1999. (See Note 8 of the Notes.) The decrease was also offset in part by higher proceeds from our employee stock option and purchase plans in 1999.

Cash and cash equivalents provided by financing activities during 1998 totaled $635 million compared to $92 million used in financing activities in 1997. The increase in cash provided by financing activities in 1998 related primarily to $725 million in proceeds from the debt facility entered into to help fund the purchase of Symbios (see Note 8 of the Notes) and $22 million in proceeds from our employee stock option and stock purchase plans. The increase was offset in part by the repayment of $102 million in borrowings and the repurchase of shares of our common stock for approximately $6 million during 1998. (See Note 9 of the Notes.)

On February 18, 2000, we issued $500 million of 4% Convertible Subordinated Notes (the "2000 Convertible Notes") due in 2005. The 2000 Convertible Notes are subordinated to all existing and future senior debt, are convertible at anytime following issuance into shares of our common stock at a conversion price of $140.569 per share ($70.2845 per share after giving effect to the two-for-one common stock split announced January 25, 2000) and are redeemable at our option, in whole or in part, at any time on or after February 20, 2003. Each holder of the 2000 Convertible Notes has the right to cause us to repurchase all of such holder's convertible notes at 100% of their principal amount plus accrued interest upon the occurrence of certain events and in certain circumstances. Interest is payable semiannually. We paid approximately $15.3 million for debt issuance costs related to the 2000 Convertible Notes. The debt issuance costs are being amortized using the interest method. We used the net proceeds from the 2000 Convertible Notes to repay bank debt outstanding with a balance of $380 million as of December 31, 1999. (See Notes 8 and 13 of the Notes.)

During March of 1999, we issued $345 million of 4 1/4% Convertible Subordinated Notes (the "1999 Convertible Notes") due in 2004. The 1999 Convertible Notes are subordinated to all existing and future senior debt, are convertible in 60 days following issuance into shares of our common stock at a conversion price of $31.353 per share ($15.6765 per share after giving effect to the two-for-one common stock split announced January 25, 2000) and are redeemable at our option, in whole or in part, at any time on or after March 20, 2002. Each holder of the 1999 Convertible Notes has the right to cause us to repurchase all of such holder's convertible notes at 100% of their principal amount plus accrued interest upon the occurrence of certain events and in certain circumstances. Interest is payable semiannually. We paid approximately $9.5 million for debt issuance costs related to the 1999 Convertible Notes. The debt issuance costs are being amortized using the interest method. We used the net proceeds from the 1999 Convertible Notes to repay existing debt obligations as described below.

On August 5, 1998, we entered into a credit agreement with ABN AMRO Bank N.V. ("ABN AMRO"). The credit agreement was restated and superseded by the Amended and Restated Credit Agreement dated as of September 22, 1998 by and among us, JSI, ABN AMRO and thereafter syndicated to a group of lenders determined by ABN AMRO and us. The credit agreement consisted of two credit facilities: a $575 million senior unsecured reducing revolving credit facility ("Revolver"), and a $150 million senior unsecured revolving credit facility ("364-day Facility").

On August 5, 1998, we borrowed $150 million under the 364-day Facility and $485 million under the Revolver to help fund the purchase of Symbios. (See Note 2 of the Notes.) On December 22, 1998, we borrowed an additional $30 million under the Revolver. The credit facilities allowed for borrowings at adjustable rates of LIBOR/TIBOR with a 1.25% spread. As of March 31, 1999, the spread changed to 1%. Interest payments are due quarterly. The 364-day Facility expired on August 3, 1999 by which time borrowings outstanding were fully paid in accordance with the credit agreement. The Revolver is for a term of four years with the principal reduced quarterly beginning on December 31, 1999. In November 1999, an amendment was made to the credit agreement whereby mandatory repayments would not exceed the amount necessary to reduce the commitment to $241 million. The Revolver includes a term loan sub-facility in the amount of 8.6 billion yen made available to JSI over the same term. The yen term loan sub-facility is for a period of four years with no required payments until it expires on August 5, 2002. Pursuant to the restated credit agreement, on August 30, 1998, JSI repaid its existing 11.4 billion yen ($79.2 million) credit facility and borrowed 8.6 billion yen ($84 million at December 31, 1999), bearing interest at adjustable rates, to finance capital expenditures related to its manufacturing operations. In March of 1999, we repaid the full $150 million outstanding under the 364-day Facility and $186 million outstanding under the Revolver using the proceeds from the 1999 Convertible Notes as described above. Borrowings outstanding under the Revolver including the yen sub-facility were approximately $380 million as of December 31, 1999. Borrowings outstanding under the 364-day Facility and the Revolver including the yen sub-facility were approximately $740 million as of December 31, 1998. As of December 31, 1999, the interest rate for the Revolver and the yen sub-facility was 7.07% and 1.29%, respectively. As of December 31, 1998, the interest rate for the 364-day Facility and the Revolver ranged from 6.65% to 6.82%, and the interest rate for the yen sub-facility was 1.99%.

In accordance with the terms of our existing credit arrangement, we must comply with certain financial covenants related to profitability, tangible net worth, liquidity, senior debt leverage, debt service coverage and subordinated indebtedness. As of December 31, 1999 and 1998, we were in compliance with these covenants.

It is our policy to reinvest our earnings internally, and we do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, pursuant to the Amended and Restated Credit Agreement dated as of September 22, 1998, by and among us, JSI and ABN AMRO, we are prohibited from declaring or paying cash dividends.

In order to remain competitive, we must continue to make significant investments in new facilities and capital equipment. We may seek additional equity or debt financing from time to time. We believe that our existing liquid resources and funds generated from operations, combined with funds from such financing and our ability to borrow funds, will be adequate to meet our operating and capital requirements and obligations through the foreseeable future. However, we cannot be certain that additional financing will be available on favorable terms. Moreover, any future equity or convertible debt financing will decrease the percentage of equity ownership of existing stockholders and may result in dilution, depending on the price at which the equity is sold or the debt is converted.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow and foreign currency hedges, and establishes respective accounting standards for reporting changes in the fair value of the instruments. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 pursuant to the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 by one year. Upon adoption of SFAS No. 133, we will be required to adjust hedging instruments to fair value in the balance sheet, and recognize the offsetting gain or loss as transition adjustments to be reported in net income or other comprehensive income, as appropriate, and presented in a manner similar to the cumulative effect of a change in accounting principle. While we believe the adoption of this statement will not have a significant effect on our results of operations, the impact of the adoption of SFAS No. 133 as of the effective date cannot be reasonably estimated at this time.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We have foreign subsidiaries which operate and sell our products in various global markets. We purchase a substantial portion of our raw materials and equipment from foreign suppliers and incur labor and other operating costs in foreign currencies, particularly at our Japanese manufacturing facilities. Furthermore, in order to finance our acquisition activities and capital expenditures, we have bank borrowings at adjustable interest rates at December 31, 1999 and 1998. As a result, our cash flow and earnings are exposed to fluctuations in interest rates and foreign currency exchange rates. We attempt to limit these exposures through operational strategies and financial market instruments. Changes in interest rates on the bank obligations are in part mitigated by changes in interest rates on our investments in debt securities. We use various hedge instruments, primarily forward contracts with maturities of six months or less and currency option contracts, to manage our exposure associated with net asset and liability positions and cash flows denominated in non-functional currencies. We have also used interest rate swap contracts to manage our interest rate risk on yen denominated debt obligations. In the event that interest rate swaps are entered into, any fluctuations in the underlying interest rate have an equal and opposite effect on the debt obligations and the interest rate swaps hedging the obligations. There were no interest rate swap contracts outstanding as of December 31, 1999 and 1998. (See Note 6 of the Notes.) We did not purchase or hold derivative financial instruments for trading purposes as of December 31, 1999 and 1998.

INTEREST RATE SENSITIVITY We are subject to interest rate risk on our investment portfolio and outstanding debt. An interest rate move of 56 basis-points (10% of our weighted-average worldwide interest rate in 1999) affecting our floating-rate financial instruments as of December 31, 1999, including both debt obligations and investments, would not have a significant effect on our financial position, results of operations and cash flows over the next fiscal year, assuming that the investment balance remains approximately consistent. In 1998, an interest rate move of 45 basis points (10% of our weighted-average worldwide interest rate in 1998) affecting our interest sensitive investments would also not have had a significant effect on our financial position, results of operations and cash flows.

FOREIGN CURRENCY EXCHANGE RISK Based on our overall currency rate exposure at December 31, 1999, including derivative financial instruments and nonfunctional currency denominated receivables and payables, a near-term 10% appreciation or depreciation of the U.S. dollar would not have a significant effect on our financial position, results of operations and cash flows over the next fiscal year. In 1998, a near-term 10% appreciation or depreciation of the U.S. dollar would also not have had a significant effect.

CONSOLIDATED BALANCE SHEETS


                                                                                    December 31,
 (In thousands, except per-share amounts)                                      1999              1998
                                                                            ----------        ----------
ASSETS
Cash and cash equivalents                                                   $  250,603        $  210,306
Short-term investments                                                         410,730            81,220
Accounts receivable, less allowances of $11,346 and $3,949                     275,620           249,106
Inventories                                                                    243,896           181,440
Deferred tax assets                                                             66,212            62,699
Prepaid expenses and other current assets                                       41,223            52,250
                                                                            ----------        ----------
     Total current assets                                                    1,288,284           837,021
Property and equipment, net                                                  1,323,501         1,486,256
Goodwill and other intangibles                                                 293,631           332,779
Other assets                                                                   301,189           167,749
                                                                            ----------        ----------
     Total assets                                                           $3,206,605        $2,823,805
                                                                            ==========        ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                                            $  189,293        $  195,228
Accrued salaries, wages and benefits                                            77,277            47,988
Other accrued liabilities                                                      110,229           109,236
Income taxes payable                                                            41,536            57,993
Current portion of long-term obligations                                        56,996           187,852
                                                                            ----------        ----------
     Total current liabilities                                                 475,331           598,297
                                                                            ----------        ----------
Deferred taxes liabilities                                                      75,771            61,536
Other long-term obligations                                                    793,461           634,261
                                                                            ----------        ----------
     Total long-term obligations and deferred taxes liabilities                869,232           695,797
                                                                            ----------        ----------
Commitments and contingencies (Note 12)
Minority interest in subsidiaries                                                6,210             5,238
                                                                            ----------        ----------
Stockholders' equity:
Preferred shares; $.01 par value; 2,000 shares authorized                           --                --
Common stock; $.01 par value; 450,000 shares authorized; 299,572 and
   287,734 shares outstanding                                                    2,996             2,878
Additional paid-in capital                                                   1,271,093         1,133,780
Retained earnings                                                              435,552           368,378
Accumulated other comprehensive income                                         146,191            19,437
                                                                            ----------        ----------
     Total stockholders' equity                                              1,855,832         1,524,473
                                                                            ----------        ----------
     Total liabilities and stockholders' equity                             $3,206,605        $2,823,805
                                                                            ==========        ==========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                       Year Ended December 31,
 (In thousands, except per share amounts)                                     1999                1998                1997
                                                                          -----------         -----------         -----------
Revenues                                                                  $ 2,089,444         $ 1,516,891         $ 1,322,626
                                                                          -----------         -----------         -----------
Costs and expenses:
     Cost of revenues                                                       1,286,844             884,598             694,274
     Research and development                                                 297,554             291,125             229,735
     Selling, general and administrative                                      257,712             226,258             196,359
     Acquired in-process research and development                               4,600             145,500               2,850
     Restructuring of operations and other non-recurring item, net             (2,063)             75,400                  --
     Amortization of intangibles                                               46,625              22,369               4,472
                                                                          -----------         -----------         -----------
          Total costs and expenses                                          1,891,272           1,645,250           1,127,690
                                                                          -----------         -----------         -----------
Income/(loss) from operations                                                 198,172            (128,359)            194,936
Interest expense                                                              (39,988)             (8,865)             (1,860)
Interest income and other, net                                                 17,640              (8,952)             34,891
Gain on sale of equity securities                                              48,393              16,671                  --
                                                                          -----------         -----------         -----------
Income/(loss) before income taxes, minority interest
     and cumulative effect of change in accounting principle                  224,217            (129,505)            227,967
Provision for income taxes                                                     65,030               9,905              60,819
                                                                          -----------         -----------         -----------
Income/(loss) before minority interest and cumulative
     effect of change in accounting principle                                 159,187            (139,410)            167,148
Minority interest in net income of subsidiaries                                   239                  68                 727
                                                                          -----------         -----------         -----------
Income/(loss) before cumulative effect of change in
     accounting principle                                                     158,948            (139,478)            166,421
Cumulative effect of change in accounting principle                           (91,774)                 --              (1,440)
                                                                          -----------         -----------         -----------
Net income/(loss)                                                         $    67,174         $  (139,478)        $   164,981
                                                                          ===========         ===========         ===========
Basic earnings per share:
     Income/(loss) before cumulative effect of change in
          accounting principle                                            $      0.54         $     (0.49)        $      0.59
     Cumulative effect of change in accounting principle                        (0.31)                 --                  --
                                                                          -----------         -----------         -----------
     Net income/(loss)                                                    $      0.23         $     (0.49)        $      0.59
                                                                          ===========         ===========         ===========
Diluted earnings per share:
     Income/(loss) before cumulative effect of change in
          accounting principle                                            $      0.51         $     (0.49)        $      0.57
     Cumulative effect of change in accounting principle                        (0.28)                 --                  --
                                                                          -----------         -----------         -----------
     Net income/(loss)                                                    $      0.23         $     (0.49)        $      0.57
                                                                          ===========         ===========         ===========

Shares used in computing per share amounts:
  Basic                                                                       292,848             286,306             281,760
                                                                          ===========         ===========         ===========
  Diluted                                                                     325,088             286,306             292,892
                                                                          ===========         ===========         ===========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                                        Accumulated
                                                    Common Stock            Additional                     Other
                                              -------------------------      Paid-in       Retained     Comprehensive
(In thousands)                                   Shares        Amount        Capital       Earnings     Income/(Loss)     Total
                                              -----------    -----------    -----------   -----------    -----------    -----------
Balances at December 31, 1996                     262,610    $     2,626    $   959,623   $   342,875    $    25,404    $ 1,330,528
Net income                                                                                    164,981
Foreign currency translation adjustments                                                                     (37,876)
Total comprehensive income                                                                                                  127,105
Purchase of common stock under
     stock repurchase program                      (4,800)           (48)       (59,833)                                    (59,881)
Issuance to employees under
     stock option and purchase plans                3,680             37         24,402                                      24,439
Tax benefit of employee stock transactions                                       11,200                                      11,200
Issuance of stock from conversion
     of Convertible Subordinated Notes,
     net of deferred offering costs                23,470            235        141,473                                     141,708
Fair value of options issued in
     conjunction with the acquisition
     of Mint Technology, Inc                                                     11,283                                      11,283
                                              -----------    -----------    -----------   -----------    -----------    -----------

Balances at December 31, 1997                     284,960          2,850      1,088,148       507,856        (12,472)     1,586,382
Net loss                                                                                     (139,478)
Foreign currency translation adjustments                                                                      31,909
Total comprehensive loss                                                                                                   (107,569)
Purchase of common stock under
     stock repurchase program                        (890)            (9)        (5,652)                                     (5,661)
Issuance to employees under
     stock option and purchase plans                3,664             37         21,705                                      21,742
Common stock to be issued for
     litigation settlement                                                        1,406                                       1,406
Tax benefit of employee stock transactions                                        3,026                                       3,026
Fair value of options issued in conjunction
     with the acquisition of Symbios, Inc                                        25,147                                      25,147
                                              -----------    -----------    -----------   -----------    -----------    -----------

Balances at December 31, 1998                     287,734          2,878      1,133,780       368,378         19,437      1,524,473
Net income                                                                                     67,174
Foreign currency translation adjustments                                                                      37,050
Unrealized gain on available-for-sale
     securities                                                                                               89,704
Total comprehensive income                                                                                                  193,928
Issuance to employees under
     stock option and purchase plans               11,838            118         89,313                                      89,431
Tax benefit of employee stock transactions                                       48,000                                      48,000
                                              -----------    -----------    -----------   -----------    -----------    -----------

Balances at December 31, 1999                     299,572    $     2,996    $ 1,271,093   $   435,552    $   146,191    $ 1,855,832
                                              ===========    ===========    ===========   ===========    ===========    ===========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 Year Ended December 31,
 (In thousands)                                                          1999              1998              1997
                                                                     -----------       -----------       -----------
Operating activities:
Net income/(loss)                                                    $    67,174       $  (139,478)      $   164,981
Adjustments:
     Depreciation and amortization                                       367,157           227,424           168,246
     Write-off of unamortized preproduction costs                         97,356                --                --
     Acquired in-process research and development                          4,600           145,500             2,850
     Non-cash restructuring (benefits)/charges, net                       (7,107)           75,400                --
     Common stock issued for litigation                                       --             1,406                --
     Gain on sale of equity securities                                   (48,393)          (16,671)               --
     Changes in:
          Accounts receivable                                            (20,300)           32,744           (34,157)
          Inventories                                                    (58,929)            6,992           (15,374)
          Prepaid expenses and other assets                              (21,830)          (57,805)          (31,804)
          Accounts payable                                               (13,988)          (67,831)          111,499
          Accrued and other liabilities                                   78,071            21,593            38,947
                                                                     -----------       -----------       -----------
     Net cash provided by operating activities                           443,811           229,274           405,188
                                                                     -----------       -----------       -----------
Investing activities:
     Purchase of debt and equity securities available-for-sale          (608,017)         (326,979)       (1,134,838)
     Maturities and sales of debt and equity
          securities available-for-sale                                  304,315           631,755         1,319,823
     Purchase of equity securities                                        (5,778)           (9,216)          (10,704)
     Proceeds from sale of equity securities                              49,407            23,106                --
     Purchases of property and equipment, net of retirements            (205,172)         (329,892)         (513,510)
     Acquisition of  ZSP Technology,Inc                                   (6,779)               --                --
     Acquisition of Symbios, net of cash acquired                             --          (763,683)               --
     Acquisition of Mint Technology, Inc., net of cash acquired               --                --            (6,863)
     Acquisition of stock from minority interest holders                      --              (599)               --
                                                                     -----------       -----------       -----------
     Net cash used in investing activities                              (472,024)         (775,508)         (346,092)
                                                                     -----------       -----------       -----------
Financing activities:
     Proceeds from borrowings                                            345,000           724,682            34,193
     Repayment of debt obligations                                      (373,063)         (101,781)          (90,428)
     Debt issuance costs                                                  (9,488)           (3,846)               --
     Purchase of common stock under repurchase program                        --            (5,661)          (59,881)
     Issuance of common stock, net                                        89,431            21,742            24,444
                                                                     -----------       -----------       -----------
     Net cash provided by/(used in) financing activities                  51,880           635,136           (91,672)
                                                                     -----------       -----------       -----------
Effect of exchange rate changes on cash and cash equivalents              16,630             7,317            (5,038)
                                                                     -----------       -----------       -----------
Increase/(decrease) in cash and cash equivalents                          40,297            96,219           (37,614)
                                                                     -----------       -----------       -----------
Cash and cash equivalents at beginning of period                         210,306           114,087           151,701
                                                                     -----------       -----------       -----------
Cash and cash equivalents at end of period                           $   250,603       $   210,306       $   114,087
                                                                     ===========       ===========       ===========
Supplemental non-cash disclosures:
     Conversion of subordinated debentures to common stock           $        --       $        --       $   141,708
                                                                     ===========       ===========       ===========
     Tax benefit of employee stock transactions                      $    48,000       $     3,026       $    11,200
                                                                     ===========       ===========       ===========

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES
NATURE OF BUSINESS LSI Logic Corporation ("the Company" or "LSI") is a leading supplier of high-performance integrated circuits and highly scalable enterprise storage systems. The Company is focused on the three major, rapidly growing markets of communications, network computing, and storage area network ("SAN") systems. The Company's integrated circuits are used in a wide range of communications devices, including for wireless, broadband, data networking, and set-top-box applications. The Company also features a diverse and innovative SAN systems product line.

The Company operates in two reportable segments: the Semiconductor segment and the SAN Systems segment. In the Semiconductor segment, the Company designs, develops, manufactures and markets integrated circuits, including application-specific integrated circuits ("ASICs"), application-specific standard products and related products and services. Semiconductor design and service revenues include engineering design services, licensing of our advanced design tools software, and technology transfer and support services. The Company's customers use these services in the design of increasingly advanced integrated circuits characterized by higher levels of functionality and performance. The proportion of revenues from ASIC design and related services compared to semiconductor product sales varies among customers depending upon their specific requirements. In the SAN Systems segment, the Company designs, manufactures, markets and supports high-performance data storage management and storage systems solutions and a complete line of Redundant Array of Independent Disks ("RAID") systems, subsystems and related software. The SAN Systems segment was added in August 1998 with the purchase of Symbios.
(See Notes 2 and 11 of the Notes.)

BASIS OF PRESENTATION The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. Assets and liabilities of certain foreign operations are translated to U.S. dollars at current rates of exchange and revenues and expenses are translated using weighted average rates. Accounts denominated in foreign currencies have been remeasured into functional currencies before translation into U.S. dollars. Foreign currency transaction gains and losses are included as a component of interest income and other. Gains and losses from foreign currency translation are included as a separate component of comprehensive income.

On January 25, 2000, we announced a two-for-one stock split, which was declared by the Board of Directors as a 100% stock dividend payable to stockholders of record on February 4, 2000 as one new share of common stock for each share held on that date. The newly issued common stock shares were distributed on February 16, 2000. In the Notes, stockholders' equity has been restated to give retroactive recognition to the two-for-one common stock split announced on January 25, 2000 for all periods presented by reclassifying the par value of the newly issued shares arising from the split from additional paid-in capital to common stock. In addition, all references in the financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated.

On June 22, 1999, the Company and SEEQ Technology, Inc. ("SEEQ") were combined in a transaction accounted for as a pooling of interests. All financial information has been restated retroactively to reflect the combined operations of the Company and SEEQ as if the combination had occurred at the beginning of the earliest period presented. (See Note 2 of the Notes.) Prior to the combination, SEEQ's fiscal year-end was the last Sunday in September of each year whereas the Company operates on a year ending on December 31. SEEQ's financial information has been recast to conform to the Company's year-end. There were no significant differences between the accounting policies of the Company and SEEQ.

On April 14, 1999, the Company acquired all of the outstanding capital stock of ZSP in a merger transaction accounted for as a purchase. Accordingly, the results of operations of ZSP and the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements as of April 14, 1999, the effective date of the purchase, through the end of the period. (See Note 2 of the Notes.) There were no significant differences between the accounting policies of the Company and ZSP.

On August 6, 1998, the Company completed the acquisition of all of the outstanding capital stock of Symbios from Hyundai Electronics America. HEA is a majority-owned subsidiary of Hyundai Electronics Industries Co., Ltd., a Korean corporation. The transaction was accounted for as a purchase, and accordingly, the results of operations of Symbios and the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements as of August 6, 1998, the effective date of the purchase, through the end of the period. (See Note 2 of the Notes.) There were no significant differences between the accounting policies of the Company and Symbios.

Minority interest in subsidiaries represents the minority stockholders' proportionate share of the net assets and the results of operations of the Company's majority-owned subsidiaries. Sales of common stock of the Company's subsidiaries and purchases of such shares may result in changes in the Company's proportionate share of the subsidiaries' net assets.

During 1997, the Company changed its fiscal year from a 52-53 week year to a year ending December 31. Fiscal years 1999 and 1998 were 52-week years while fiscal year 1997 was a 53-week year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Certain items previously reported in specific financial statement captions have been reclassified to conform with the 1999 presentation.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents and are classified as held-to-maturity. Marketable short-term investments are generally classified and accounted for as available-for-sale. Management determines the appropriate classification of debt and equity securities at the time of purchase and reassesses the classification at each reporting date. Investments in debt and equity securities classified as held-to-maturity are reported at amortized cost plus accrued interest, and securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders' equity until realized. (See
Note 5 of the Notes.) Interest and amortization of premiums and discounts for debt and equity securities are included in interest income. Gains and losses on securities sold are determined based on the specific identification method and are included in other income. For all investment securities, unrealized losses that are other than temporary are recognized in net income. The Company does not hold these securities for speculative or trading purposes.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS The estimated fair value of financial instruments is determined by the Company, using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. The amount of financial instruments presented in the Company's consolidated balance sheets approximates fair value at December 31, 1999 and 1998. (See Note 5 of the Notes.) The book value of the existing debt at December 31, 1999 and 1998 also approximates fair value as the debt is at adjustable rates. (See Note 8 of the Notes.) The Company utilizes various hedge instruments, primarily forward contracts and currency option contracts, to manage its exposure associated with firm intercompany and third-party transactions and net asset and liability positions denominated in non-functional currencies. All derivatives are off-balance-sheet and therefore have no carrying value. Because the Company hedges only with instruments that have high correlation with the underlying exposure and are highly effective in offsetting underlying price movement, change in derivative fair value are expected to be offset by changes in pricing.

CONCENTRATION OF CREDIT RISK OF FINANCIAL INSTRUMENTS Financial instruments which potentially subject the Company to credit risk consist of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. A majority of the Company's trade receivables are derived from sales to large multinational computer, communication, networking and consumer electronics manufacturers, with the remainder distributed across other industries. Amounts due from one of the Company's customers accounted for 13% and 17% of trade receivables at December 31, 1999 and 1998, respectively. The Company did not engage in sales of accounts receivable during 1999. During 1998, the Company sold approximately $77 million (discounted at short-term yen borrowing rates, averaging 0.4%) of its Japanese sales affiliate's accounts receivable throughout the year through financing programs with certain Japanese banks. Related transaction costs were not significant. Concentrations of credit risk with respect to all other trade receivables are considered to be limited due to the quantity of customers comprising the Company's customer base and their dispersion across industries and geographies. One customer accounted for 11% of the Company's consolidated revenues for the year ended December 31, 1999, and another customer accounted for 12% and 22% of the Company's consolidated revenues for the years ended December 31, 1998 and 1997, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as considered necessary. Write-offs of uncollectible amounts have not been significant.

INVENTORIES Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis for raw materials and is computed on a currently adjusted standard basis (which approximates first-in, first-out) for work-in-process and finished goods.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and includes interest on funds borrowed during the construction period. Depreciation and amortization are calculated based on the straight-line method. Depreciation of equipment and buildings, in general, is computed using the assets' estimated useful lives as presented below:

Buildings and improvements                20-40 years
Equipment                                   3-6 years
Furniture and fixtures                      3-5 years

Amortization of leasehold improvements is computed using the shorter of the remaining term of the Company's facility leases or the estimated useful lives of the improvements. Depreciation for income tax purposes is computed using accelerated methods.

PREPRODUCTION ENGINEERING COSTS In April of 1998, the Accounting Standards Executive Committee of the AICPA released SOP No. 98-5, "Reporting on the Costs of Start-up Activities." The SOP is effective for fiscal years beginning after December 15, 1998 and required companies to expense all costs incurred or unamortized in connection with start-up activities. Accordingly, the Company expensed the unamortized preproduction balance of $92 million, net of tax, associated with the Gresham manufacturing facility, on January 1, 1999 and has presented it as a cumulative effect of a change in accounting principle in accordance with the SOP No. 98-5. Until 1998, incremental costs incurred in connection with developing major production capabilities at new manufacturing plants, including facility carrying costs and costs to qualify production processes, were capitalized and amortized over the expected useful lives of the manufacturing processes utilized in the plants, generally four years. Amortization commenced when the manufacturing plant became capable of volume production, which was generally characterized by meeting certain reliability, defect density and service cycle time criteria defined by management. The preproduction costs were included in property and equipment at December 31, 1998. The Company recorded approximately $2 million in amortization of preproduction costs in 1998 related to the fabrication facility in Gresham, Oregon.

GOODWILL AND OTHER INTANGIBLES Goodwill and other intangibles acquired in connection with the acquisition of ZSP in April 1999, Symbios in August 1998, Mint in 1997 and the purchase of common stock from minority stockholders were approximately $377 million and $369 million, and related accumulated amortization were $83 million and $36 million at December 31, 1999 and 1998, respectively. (See Note 2 of the Notes.) The acquisitions were accounted for as purchases, and the excess of the purchase price over the fair value of assets acquired was allocated to existing technology, workforce in place, trademarks and residual goodwill, which are being amortized over a weighted average life of seven to eight years. Goodwill and other intangibles are evaluated for impairment based on the related estimated undiscounted cash flows.

OTHER ASSETS Long-term investments in marketable and restricted shares of technology companies are included in other assets. The marketable investments are accounted for as available-for-sale and are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders' equity until realized in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." (See Note 5 of the Notes.) Gains and losses on securities sold are based on the specific identification method and are included in other income. The investments in restricted and non-marketable shares are recorded at cost. For all investment securities, unrealized losses that are other than temporary are recognized in net income. The Company does not hold these securities for speculative or trading purposes.

SOFTWARE The Company capitalizes substantially all external costs related to the purchase and implementation of software projects used for business operations and engineering design activities. Capitalized software costs primarily include purchased software and external consulting fees. Capitalized software projects are amortized over the estimated useful lives of the projects, typically a two to five year period. The Company had $157 million and $90 million of capitalized software costs and $89 million and $28 million of accumulated amortization included in other assets at December 31, 1999 and 1998, respectively.

On November, 21 1997, the Emerging Issues Task Force issued EITF No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." EITF No. 97-13 required that the Company change its accounting policy to expense, in the fourth quarter of 1997, all costs previously capitalized in connection with business process re-engineering activities as defined by the statement. The Company recorded a charge of $1.4 million, net of related tax of $0.6 million, during the fourth quarter of 1997.

SELF-INSURANCE The Company retains certain exposures in its insurance plan under self-insurance programs. Reserves for claims made and reserves for estimated claims incurred but not yet reported are recorded as current liabilities.

REVENUE RECOGNITION Revenue is primarily recognized upon shipment with the exception of standard products sold to distributors. Revenue from standard products sold to distributors is deferred until the distributor sells the product to a third-party. Revenue from the licensing of the Company's design and manufacturing technology is recognized when the significant contractual obligations have been fulfilled. Royalty revenue is recognized upon the sale of products subject to royalties. The Company uses the percentage-of-completion method for recognizing revenues on fixed-fee design arrangements.

STOCK-BASED COMPENSATION The Company accounts for stock-based compensation, including stock options granted and shares issued under the Employee Stock Purchase Plan, using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the grant date. The Company provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation." (See Note 9 of the Notes.)

EARNINGS PER SHARE Basic earnings per share ("EPS") is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted-average number of common and dilutive potential common shares outstanding during the period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be repurchased upon the exercise of stock options. A reconciliation of the numerators and denominators of the basic and diluted per share amount computations is as follows:

                                                                                        Year Ended December 31,
                                                            1999                                  1998                    1997
                                            ----------------------------------------------------------------------------------------
                                                                     Per-Share                             Per-Share
 (In thousands except per share amounts)     Income*       Shares+    Amount      Income*       Shares+     Amount       Income*
                                            ---------    ---------   ---------    ---------    ---------   ---------    ---------
Basic EPS:
     Net income/(loss) before cumulative
          effect of change in accounting
          principle                         $ 158,948      292,848   $    0.54    $(139,478)     286,306   $   (0.49)   $ 166,421
                                                                     ---------                             ---------
     Cumulative effect of change
          in accounting principle             (91,774)     292,848       (0.31)          --                       --       (1,440)
     Net income/(loss) available to
          common stockholders                  67,174      292,848        0.23     (139,478)     286,306       (0.49)     164,981
                                                                     ---------                             ---------
     Effect of dilutive securities:
          Stock options                                     14,634                                    --
          41/4% Convertible
               Subordinated Notes               8,126       17,606                       --           --                       --
          51/2% Convertible
               Subordinated Notes                  --           --                       --           --                    1,279
Diluted EPS:
     Net income/(loss) before cumulative
          effect of change in accounting
          principle (adjusted for assumed
          conversion of debt)                 167,074      325,088        0.51     (139,478)     286,306       (0.49)     167,700
                                                                     ---------                             ---------
     Cumulative effect of change in
          accounting principle                (91,774)     325,088       (0.28)          --                       --       (1,440)
                                                                     ---------
     Net income/(loss) available to
          common stockholders               $  75,300      325,088   $    0.23    $(139,478)     286,306   $   (0.49)   $ 166,260
                                                                     ---------                             ---------

                                            Year Ended December 31,
                                                    1997
                                            -----------------------

                                                        Per-Share
 (In thousands except per share amounts)      Shares+    Amount
                                             ---------   ---------
Basic EPS:
     Net income/(loss) before cumulative
          effect of change in accounting
          principle                            281,760   $    0.59
                                                         ---------
     Cumulative effect of change
          in accounting principle              281,760          --
     Net income/(loss) available to
          common stockholders                  281,760        0.59
                                                         ---------
     Effect of dilutive securities:
          Stock options                         5,632
          41/4% Convertible
               Subordinated Notes                  --
          51/2% Convertible
               Subordinated Notes               5,500
Diluted EPS:
     Net income/(loss) before cumulative
          effect of change in accounting
          principle (adjusted for assumed
          conversion of debt)                  292,892        0.57
                                                         ---------
     Cumulative effect of change in
          accounting principle                 292,892          --
                                                         ---------
     Net income/(loss) available to
          common stockholders                  292,892   $    0.57
                                                         ---------


*        Numerator
+        Denominator

Options to purchase approximately 4,122,000 shares and 6,428,000 shares were outstanding at December 31, 1999 and 1997, respectively, but were not included in the computation of diluted shares for the year ended December 31, 1999 and 1997, respectively, because the exercise prices of these options were greater than the average market price of common shares for the respective years. The exercise price of these options ranged from $22.66 to $32.53 and $16.00 to $29.07 at December 31, 1999 and 1997, respectively. In 1998, all options outstanding of approximately 40,234,000 were excluded from the calculation of diluted shares because of their antidilutive effect on earnings per share as the Company incurred a net loss for the year.

RELATED PARTY TRANSACTIONS There were no significant related party transactions during the years ended December 31, 1999, 1998 and 1997.

COMPREHENSIVE INCOME Comprehensive income is defined as a change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income and comprehensive income, for the Company, arises from foreign currency translation adjustments and an unrealized gain on available-for-sale securities, net of applicable taxes. Comprehensive income is shown in the statement of stockholders' equity. As of December 31, 1999, the accumulated other comprehensive income consisted of $90 million of unrealized gain on available-for-sale securities, net of the related tax effect of $48 million, and $56 million of foreign currency translation adjustments, net of the related tax effect of $30 million. As of December 31, 1998, the accumulated other comprehensive income represented $19 million of foreign currency translation adjustments, net of the related tax effect of $10 million. AS of December 31, 1997, the accumulated other comprehensive loss represented
$12 million of foreign currency translation adjustments, net of the related tax effect of $7 million.

SEGMENT REPORTING The Company operates in two reportable segments: the Semiconductor segment and the SAN Systems segment. (See Note 11 of the Notes.) The SAN Systems segment was added in August 1998 with the purchase of Symbios. (See Note 2 of the Notes.) The SAN Systems segment did not meet the requirement for a reportable segment as defined in SFAS No. 131 for the year ended and as of December 31, 1998. However, for purposes of comparability, segment information for the year ended and as of December 31, 1998 is included throughout this report.

NOTE 2 - BUSINESS COMBINATIONS

MERGER WITH SEEQ
As discussed in Note 1, on June 22, 1999, the Company and SEEQ were combined. SEEQ was formed in January 13, 1981 and engaged in the development, production and sale of state-of-the-art semiconductor data communications devices. The stock for stock transaction was approved by the shareholders of SEEQ. In December 1999, SEEQ was merged with and into LSI with LSI continuing as the surviving corporation in the merger. As a result of the merger, the separate existence of SEEQ ceased. Under the terms of the Agreement and Plan of Reorganization and Merger, SEEQ's shareholders received 0.1518 of a share of the Company's common stock for each SEEQ share. Accordingly, the Company issued approximately 5 million shares of its common stock for all the outstanding shares of SEEQ common stock. Additionally, outstanding options to acquire SEEQ common stock as of the merger date were converted to options to acquire 0.8 million shares of the Company's common stock.

The merger was accounted for as a pooling of interests. Accordingly, the Company's financial statements have been restated retroactively to include the financial results of SEEQ for all periods presented. Selected financial information for the combining entities included in the consolidated statements of operations for the six month period ended June 30, 1999 (unaudited), the interim period nearest the merger date, and the years ended December 31, 1998 and 1997 are as follows:

                           Six Months                  Year Ended
                          Ended June 30,               December 31,
(In thousands)                1999                1998                1997
                          -----------         -----------         -----------
Net sales:
     LSI                  $   949,915         $ 1,490,701         $ 1,290,275
     SEEQ                      14,714              26,190              32,351
                          -----------         -----------         -----------
     Combined             $   964,629         $ 1,516,891         $ 1,322,626
                          ===========         ===========         ===========
Net (loss)/income:
     LSI                  $   (75,148)        $  (131,632)        $   159,248
     SEEQ                      (2,785)             (7,846)              5,733
                          -----------         -----------         -----------
     Combined             $   (77,933)        $  (139,478)        $   164,981
                          ===========         ===========         ===========


Adjustments to conform accounting policies of SEEQ to those of LSI were not significant to the combined financial results. There were no inter-company transactions between the two companies for the periods presented.

RESTRUCTURING AND MERGER RELATED EXPENSES ASSOCIATED WITH THE SEEQ MERGER In connection with the merger with SEEQ on June 22, 1999, the Company recorded approximately $2.9 million in restructuring charges and $5.5 million in merger-related expenses which included $0.5 million recorded by SEEQ in the first quarter of 1999. The merger expenses related primarily to investment banking and other professional fees directly attributable to the merger with SEEQ. The restructuring charge was comprised of $1.9 million in write-downs of fixed assets which were duplicative to the combined company, $0.5 million of exit costs relating to non-cancelable building lease contracts and a $0.5 million provision for severance costs related to the involuntary termination of certain employees. The exit costs and employee severance costs were recorded in accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The fixed and other asset write-downs were recorded in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The restructuring actions as outlined by the restructuring plan are intended to be completed by June 30, 2000, one year from the date the reserve was taken. Approximately $0.5 million of severance was paid to three employees terminated during the year.

The following table sets forth the SEEQ restructuring reserves as of June 22, 1999, the merger date, and activity against the reserve since then:

                                              Balance                        Balance
 (In thousands)                            June 22, 1999    Utilized    December 31, 1999
                                           -------------    --------    ------------------
Write-down of fixed assets(a)                 $ 1,854        $(1,854)           $ --
Noncancelable building lease contracts            490            (10)            480
Payments to employees for severance               516           (516)             --
                                              -------        -------         -------
          Total                               $ 2,860        $(2,380)        $   480
                                              =======        =======         =======


(a) The amount utilized represents a write-down of fixed assets due to impairment. The amount was accounted for as a reduction of the assets and did not result in a liability.

ACQUISITION OF ZSP
As discussed in Note 1, on April 14, 1999, the Company acquired all of the outstanding capital stock of ZSP, a semiconductor company that designs and markets programmable digital signal processors. The acquisition was accounted for as a purchase. Accordingly, the results of operations of ZSP and the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements as of April 14, 1999, the effective date of the purchase, through the end of the period. There were no significant differences between the accounting policies of the Company and ZSP.

The Company paid $7 million in cash which included direct acquisition costs of $0.6 million for investment banking legal and accounting fees in addition to liabilities assumed of $4.3 million. The total purchase price of $11.3 million was allocated to the estimated fair value of assets acquired and liabilities assumed based on independent appraisals, where appropriate, and management estimates as follows (in thousands):


Fair value of tangible net liabilities                               $(301)
In-process research and development                                   4,600
Other current technology                                              2,600
Excess of purchase price over net assets acquired                     4,370
                                                                   ---------
                                                                    $11,269
                                                                   =========


The Company accrued approximately $0.7 million of exit costs for a non-cancelable building lease contract and to prepare the building for sublease. The exit costs were accrued as a liability assumed in the purchase price allocation in accordance with EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The Company expects no other additional liabilities that may result in an adjustment to the allocation of the purchase price. Pro forma results of operations have not been presented as ZSP's operations were not significant to the Company's consolidated operations, and therefore, the pro forma results would not significantly differ from the Company's historical results.

IN-PROCESS RESEARCH AND DEVELOPMENT In connection with the purchase of ZSP, the Company recorded a $4.6 million charge to IPR&D during the second quarter of 1999. The amount was determined by identifying research projects for which technological feasibility had not been established and no alternative future uses existed. The Company acquired ZSP's in-process digital signal processors research and development project that was targeted at the telecommunications market. This product was being developed specifically for voice-over-net or voice-over-Internet protocol applications and was intended to have substantial incremental functionality, greatly improved speed and wider range of interfaces than ZSP's then current technology.

The value of the one project identified to be in process was determined by estimating the future cash flows from the project once commercially feasible, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value. The percentage of completion for the project was determined using milestones representing management's estimate of effort, value added and degree of difficulty of the portion of the project completed as of April 14, 1999, as compared to the remaining research and development to be completed to bring the project to technical feasibility. The development process was grouped into three phases with each phase containing between one and five milestones. The three phases were: (i) researching the market requirements and the engineering architecture and feasibility studies;
(ii) design and verification; and (iii) prototyping and testing the product (both internal and customer testing). ZSP's digital signal processor project started in May 1998. As of April 14, 1999, the Company estimated that the project was 65% complete.

The actual development timeline and costs were in line with estimates. However, development of the technology remains a substantial risk to the Company due to factors including the remaining effort to achieve technical feasibility, rapidly changing customer needs and competitive threats from other companies. Additionally, the value of the other intangible assets acquired may become impaired. Failure to bring these products to market in a timely manner could adversely affect sales and profitability of the combined company in the future.

USEFUL LIFE OF INTANGIBLE ASSETS ACQUIRED The amount allocated to current technology and residual goodwill is being amortized over their estimated weighted average useful life of seven years using a straight-line method.

ACQUISITION OF SYMBIOS
As discussed in Note 1, the Company completed the acquisition of all of the outstanding capital stock of Symbios from HEA on August 6, 1998.

The Company paid approximately $767 million in cash for all of the outstanding capital stock of Symbios. The Company additionally paid approximately $6 million in direct acquisition costs and accrued an additional $6 million as payable to HEA relating to the resolution of certain obligations outlined in the Stock Purchase Agreement which were resolved in February of 1999 without a change to the accrual. The purchase was financed using a combination of cash reserves and a credit facility bearing interest at adjustable rates. (See Note 8 of the Notes.) In addition, the Company assumed all of the options outstanding under Symbios' 1995 Stock Plan with a calculated Black-Scholes value of $25 million. The total purchase price of Symbios was $804 million.

The total purchase price of $804 million was allocated to the estimated fair value of assets acquired and liabilities assumed based on an independent appraisal and management estimates.

The total purchase price was allocated as follows (in millions):


Fair value of property, plant and equipment                    $252
Fair value of other tangible net assets                          72
In-process research and development                             146
Current technology                                              214
Assembled workforce and trademarks                               37
Excess of purchase price over net assets acquired                83
                                                               ----
                                                               $804
                                                               ====


SYMBIOS INTEGRATION The Company has taken certain actions to combine the Symbios operations with those of LSI Logic and, in certain instances, to consolidate duplicative operations. Adjustments to accrued integration costs related to Symbios were recorded as an adjustment to the fair value of net assets in the purchase price allocation. The Company finalized the integration plan as of December 31, 1998. Accrued integration charges included $4 million related to involuntary separation and relocation benefits for approximately 200 Symbios employees and $1.4 million in other exit costs primarily relating to the closing of Symbios sales offices and the termination of certain contractual relationships. The Symbios integration related accruals were based upon management's current estimate of integration costs and were in accordance with EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

During the third quarter of 1999, the Company completed the activities underlying the integration plan outlined above. The following table sets forth the Company's Symbios integration activity against the accrual established on August 6, 1998, the acquisition date:

                                       Integration of                     Balance                      Balance
                                          Symbios                       December 31,                  December 31,
(In thousands)                         August 6, 1998     Utilized         1998          Utilized         1999
                                       --------------     --------      ------------     --------     -------------
Payments to employees for severance
     and relocation(a)                     $ 4,000        $(1,640)        $ 2,360        $(2,360)        $--
Other exit costs(b)                          1,437           (435)          1,002         (1,002)         --
                                           -------        -------         -------        -------         ---

          Total                            $ 5,437        $(2,075)        $ 3,362        $(3,362)        $--
                                           =======        =======         =======        =======         ===

(a) Amounts utilized represent cash payments related to the severance and relocation of 152 employees in 1999 and 47 employees in 1998.

(b) Amounts utilized represent cash payments to third parties to terminate certain contractual relationships.

No significant adjustments were made to the reserve during the periods presented.

IN-PROCESS RESEARCH AND DEVELOPMENT In connection with the purchase of Symbios, the Company recorded a $145.5 million charge to IPR&D during the third quarter of 1998. The amount was determined by identifying research projects in areas for which technological feasibility had not been established and no alternative future uses existed. The Company acquired technology consisting of storage and semiconductor R&D projects in process. The storage projects consisted of designing controller modules, a new disk drive and a new version of storage management software with new architectures to improve performance and portability. The semiconductor projects consisted of client/server products being designed with new architectures and protocols and a number of ASIC and peripheral products that were being custom designed to meet the specific needs of specific customers. The amounts of IPR&D allocated to each category of projects was approximately $50.7 million for storage projects, $69.1 million for client/server projects and $25.7 million for ASIC and peripheral projects.

The value of these projects was determined by estimating the expected cash flows from the projects once commercially feasible, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value.

The percentage of completion for each project was determined using milestones representing management's estimate of effort, value added, and degree of difficulty of the portion of each project completed as of August 6, 1998, as compared to the remaining R&D to be completed to bring each project to technical feasibility. The development process was grouped into three phases with each phase containing between one and five milestones. The three phases were: (i) researching the market requirements and the engineering architecture and feasibility studies; (ii) the design and verification; and (iii) prototyping and testing the product (both internal to the Company and customer testing). Each of these phases was subdivided into milestones, and then the status of each of the projects was evaluated as of August 6, 1998. We estimated, as of the acquisition date, the storage projects in aggregate were approximately 74% complete, semiconductor projects were approximately 60% complete for client/server projects and 55% complete for ASIC and peripheral projects.

The actual development timeline was in line with original estimates as of December 31, 1999. However, development of these technologies remains a significant risk to the Company due to the remaining effort to achieve technological feasibility, rapidly changing customer needs and significant competitive threats from numerous companies. Failure to bring these products to market in a timely manner could adversely affect sales and profitability of the combined company in the future. Additionally, the value of other intangible assets acquired may become impaired.

USEFUL LIVES OF INTANGIBLE ASSETS The estimated weighted average useful life of the intangible assets for current technology, assembled workforce, trademarks and residual goodwill, created as a result of the acquisition, is approximately eight years.

PRO FORMA RESULTS The following pro forma summary is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations for future periods or that actually would have been realized had the Company and Symbios been a consolidated entity during the period presented. The summary combines the results of operations as if Symbios had been acquired as of the beginning of the period presented.

The summary includes the impact of certain adjustments such as goodwill amortization, changes in depreciation, estimated changes in interest income because of cash outlays associated with the acquisition of Symbios and elimination of certain notes receivable assumed to be repaid as of the beginning of the period presented, changes in interest expense because of the debt entered into with the purchase and the repayment of certain debt assumed to be repaid as of the beginning of the period presented. (See Note 8 of the Notes.) Additionally, IPR&D of $145.5 million discussed above has been excluded from the period presented as it arose from the acquisition of Symbios. The restructuring charge of $75.4 million did not relate to the acquisition of Symbios and accordingly was included in the preparation of the pro forma results. (See Note 4 of the Notes.)

                                                Year Ended
                                             December 31, 1998
(In thousands, except per-share amounts)        (Unaudited )
                                             -----------------
Revenue                                      $   1,875,247
Net loss                                     $      (4,843)
Basic loss per share                         $       (0.02)
Diluted loss per share                       $       (0.02)


ACQUISITION OF MINORITY INTEREST
During the third quarter of 1998, the Company acquired 107,880 shares of its Japanese affiliate from its minority interest shareholders for approximately $0.6 million. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the assets acquired was allocated to goodwill and is being amortized over eight years using the straight-line method. The Company owned approximately 93% of the Japanese affiliate at December 31, 1999 and 1998. There were no minority interest purchases during 1999 and 1997.

ACQUISITION OF MINT
In July 1997, the Company acquired all issued and outstanding shares of common stock of Mint. Mint provides engineering services on a contract basis to help customers ensure timely and cost-effective completion of their design programs. Mint's consulting services specialize in the architectural specification, implementation and test of complex ASICs and field programmable gate array based system designs. The acquisition was accounted for as a purchase. The acquisition price consisted of $9.5 million in cash and options to purchase approximately 1,363,452 shares of common stock with a fair value of $11.3 million. The intrinsic value of the stock is being expensed over four years. Approximately $2.9 million of the purchase price was allocated to IPR&D and was expensed in the third quarter of 1997. Total goodwill recorded as part of the acquisition was $5.7 million and is being amortized over four years. Pro forma results of operations have not been presented as the amounts would not significantly differ from the Company's historical results. The nature of the projects in process at the date of acquisition related to computer aided design tools, in particular, those that would be used for functional verification of the chip design. The additional costs to complete the tools were approximately $850,000 and were completed in the fourth quarter of 1997. The actual development timeline and costs were in line with estimates.

NOTE 3 - LICENSE AGREEMENT
In 1999, the Company and Wafer Technology (Malaysia) Sdn. Bhd. ("Silterra") entered into a technology transfer agreement under which the Company grants licenses to Silterra with respect to certain of the Company's wafer fabrication technologies and provides associated manufacturing training and related services. In exchange, The Company receives cash and equity consideration valued at $120 million over three years for which transfers and obligations of the Company are scheduled to occur. During 1999, the Company transferred technology to Silterra valued at $15 million in total. The amount was recorded as an offset to the Company's R&D expenses. In addition, the Company provided engineering training with a value of $2 million. The amount was recorded as an offset to cost of revenues.

NOTE 4 - RESTRUCTURING
During the third quarter of 1999, the Company completed the activities underlying the restructuring plan which was originally established in the third quarter of 1998. During the year ended December 31, 1999, the Company utilized $11.5 million of restructuring reserves which consisted of severance payments of $7.9 million for 358 employees terminated during the year, $2.3 million for early lease contract terminations and to exit non-cancelable purchase commitments, $0.7 million of manufacturing facility decommissioning costs in Japan and other exit costs, and $0.6 million of currency translation adjustments.

During 1999, the Company determined that $10.5 million of the restructuring reserve originally established in the third quarter of 1998 would not be utilized because of a change in management's estimate of the reserve requirements. The amount consisted of the following:

- $3.9 million of reserves for lease termination and non-cancelable purchase commitments primarily in the U.S. and Europe;

-       $3.7 million of excess severance reserves in the U.S., Japan and Europe;

- $2.0 million of reserves for manufacturing facility decommissioning costs and other exit costs primarily in the U.S. and Japan; and

-       $0.9 million of related cumulative translation adjustments.

The change in management estimates of the reserve requirements stemmed primarily from the following factors:

- A significant increase in the requirement for manufacturing capacity to meet expected sales growth which resulted in retention of certain employees originally targeted for termination of employment and in reversal of the reserve for decommissioning costs as a result of retention of the U.S. and Japan operation facilities originally targeted for sale; and

- The Company's ability to exit lease commitments and non-cancelable purchase commitments more favorably than originally anticipated in the U.S. and Europe.

Accordingly, the restructuring reserve reversal was included in the determination of income from operations for the year ended December 31, 1999.

DESCRIPTION OF 1998 RESTRUCTURING The Company remains committed to improving profitability and strengthening competitiveness. As a result of identifying opportunities to streamline operations and maximize the integration of Symbios acquired on August 6, 1998 into the Company's operations, the Company's management, with the approval of the Board of Directors, committed itself to a restructuring plan and recorded a $75.4 million restructuring charge in the third quarter of 1998. The action undertaken included a worldwide realignment of manufacturing capacity, the consolidation of certain design centers and administrative offices, and a streamlining of the Company's overhead structure to reduce operating expenses. The restructuring charge excluded any integration costs relating to Symbios. As discussed in Note 2 of the Notes, integration costs relating to Symbios were accrued as a liability assumed in the purchase in accordance with EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

Restructuring costs consisted of $37.2 million related primarily to fixed assets impaired as a result of the decision to close a manufacturing facility in Tsukuba, Japan by the third quarter of 1999; $4.7 million for termination of leases and maintenance contracts primarily in the U.S. and Europe; $1.7 million for non-cancelable purchase commitments primarily in Europe; $13.1 million in fixed asset and other asset write-downs primarily in the U.S., Japan and Europe; approximately $2.4 million in other exit costs, which resulted principally from the consolidation and closure of certain design centers, sales facilities and administrative offices primarily in the U.S. and Europe; and workforce reduction costs of $16.3 million.

Other exit costs included $0.9 million related to payments made for early lease contract terminations and the write-down of surplus assets to their estimated realizable value; $0.7 million for the write-off of excess licenses for closed locations in Europe and $0.8 million of other exit costs associated with the consolidation of design centers worldwide. The workforce reduction costs primarily included severance costs related to involuntary reduction of approximately 900 jobs from manufacturing in Japan, and engineering, sales, marketing and finance personnel located primarily in the U.S., Japan and Europe.

The fair value of assets determined to be impaired in accordance with the guidance for assets to be held and used in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," was the result of independent appraisals and use of management estimates. Severance costs and other above noted exit costs were determined in accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity."

The following table sets forth the Company's 1998 restructuring reserves as of September 30, 1998 and activity against the reserve since then:

                                          Restructuring
                                             Expense                      Balance                                    Balance
 (In thousands)                           September 30,                 December 31,                   Reserve     December 31,
                                              1998         Utilized         1998        Utilized       Reversal        1999
                                             --------      --------       --------      --------       --------       -------
Write-down of manufacturing facility(a)      $ 37,200      $(35,700)      $  1,500      $   (210)      $ (1,290)      $--
Other fixed asset related charges(a)           13,100       (13,100)            --            --             --        --
Payments to employees for severance(b)         16,300        (4,700)        11,600        (7,948)        (3,652)       --
Lease terminations and maintenance
     contracts(c)                               4,700          (100)         4,600        (2,257)        (2,343)       --
Noncancelable purchase commitments(c)           1,700          (100)         1,600           (80)        (1,520)       --
Other exit costs(c)                             2,400        (1,200)         1,200          (450)          (750)       --
Cumulative currency translation
     adjustment                                    --         1,512          1,512          (600)          (912)       --
                                             --------      --------       --------      --------       --------       ---
          Total                              $ 75,400      $(53,388)      $ 22,012      $(11,545)      $(10,467)      $--
                                             ========      ========       ========      ========       ========       ===


(a) Amounts utilized in 1998 reflect a write-down of fixed assets due to impairment. The amounts were accounted for as a reduction of the assets and did not result in a liability. The $1.5 million balance as of December 31, 1998 and the amount utilized in 1999 for the write-down of the facility related to machinery and equipment decommissioning costs in Japan.

(b) Amounts utilized represent cash payments related to the severance of 358 and 290 employees during 1999 and 1998, respectively.

(c)  Amounts utilized represent cash charges.

NOTE 5 - CASH AND INVESTMENTS

As of December 31, 1999 and 1998, cash and cash equivalents and short-term investments included the following debt and equity securities:

(In thousands)                                 1999            1998
                                             --------        --------
CASH AND CASH EQUIVALENTS
Overnight deposits                           $ 34,994        $ 82,591
Corporate debt securities                      15,138              --
Commercial paper                                4,951          44,803
                                             --------        --------
     Total held-to-maturity                  $ 55,083        $127,394
Cash                                          195,520          82,912
                                             --------        --------
     Total cash and cash equivalents         $250,603        $210,306
                                             --------        --------
SHORT-TERM INVESTMENTS
Corporate debt securities                    $178,284        $ 34,545
Commercial paper                               99,475              --
Auction rate preferred                         74,928           5,013
Certificates of deposits                       27,967              --
Equity securities                              25,000              --
U.S. government and agency securities           5,076           5,065
Time deposits                                      --          24,934
Bank notes                                         --          11,663
                                             --------        --------
     Total available-for-sale                $410,730        $ 81,220
                                             --------        --------


Unrealized holding gains and losses of held-to-maturity securities and available-for-sale debt securities were not significant and accordingly the amortized cost of these securities approximated fair market value at December 31, 1999 and 1998. Securities classified as held-to-maturity were included in cash equivalents, and debt securities classified as available-for-sale were included in short-term investments as of December 31, 1999 and 1998. Contract maturities of these securities were within one year as of December 31, 1999. Realized gains and losses for held-to-maturity securities and available-for-sale debt securities were not significant for the year ended December 31, 1999, 1998 and 1997.

At December 31, 1999, the Company had marketable equity securities with an aggregate carrying value of $153 million, $25 million of which were classified as short-term investments on the Company's consolidated balance sheet. The remaining balance was included in other long-term assets. There were no significant investments in marketable equity securities as of December 31, 1998. The unrealized gain of $90 million, net of the related tax effect of $48 million, on these equity securities was included in accumulated comprehensive income as of December 31, 1999. In the third quarter of 1999, the Company adopted a program of regular selling of marketable equity securities. During 1999, the Company sold the equity securities for $49 million in the open market, realizing a pre-tax gain of approximately $48 million.

In the third quarter of 1998, the Company wrote down to estimated fair value two long-term non-marketable equity investments. The write-down consisted of $12 million for the Company's 2.4% equity investment in a non-public foundry company and $2 million for the Company's equity investment in a non-public technology company. The estimated fair values established for these investments were determined by use of management's estimates. The decline in value of the investments was not considered by management to be temporary. In the fourth quarter of 1998, the Company recognized a gain of $17 million on proceeds of $23 million from a sale of one of its equity investments in a non-public technology company.

There were no significant gains or losses realized on investments in debt and equity securities for the year ended December 31, 1997.

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS
The Company has foreign subsidiaries which operate and sell the Company's products in various global markets. As a result, the Company is exposed to changes in foreign currency exchange rates and interest rates. The Company utilizes various hedge instruments, primarily forward contracts and currency option contracts, to manage its exposure associated with firm intercompany and third-party transactions and net asset and liability positions denominated in non-functional currencies. The Company does not hold derivative financial instruments for speculative or trading purposes.

The Company enters into forward contracts to hedge firm asset and liability positions and cash flows denominated in non-functional currencies. The following table summarizes by major currency the forward exchange contracts outstanding as of December 31, 1999 and 1998. The buy amount represents the U.S. dollar equivalent of commitments to purchase foreign currencies, and the sell amount represents the U.S. dollar equivalent of commitments to sell foreign currencies. Foreign currency amounts were translated at rates current at December 31, 1999 and 1998. These contracts will expire through March 2000.

                                 December 31,
(In thousands)               1999             1998
                           --------         --------
Buy/(Sell):
Japanese Yen               $ 22,194         $--
Netherlands Guilder          43,145          --
Japanese Yen                 (3,397)         --


These forward contracts are considered identifiable hedges, and recognition of gains and losses is deferred until settlement of the underlying commitments. Realized gains and losses are recorded as other income or expense when the underlying exposure materializes or the hedged transaction is no longer expected to occur. Realized gains and losses included in interest income and other were not significant for the years ended December 31, 1999, 1998 and 1997.

Currency option contracts are treated as hedges of third-party yen revenue exposures. At December 31, 1999, there were no purchased currency option contracts outstanding. At December 31, 1998, a total of $130 million of currency option contracts were outstanding which expired quarterly through June 1999. Recognition of gains is deferred until the exposure underlying the option is recorded. Option premiums are amortized over the lives of the contracts. Realized gains and losses are recorded as an offset to revenue and were not significant for the years ended December 31, 1999, 1998 and 1997. There were no deferred premiums outstanding as of December 31, 1999. The deferred premiums on all outstanding options were $5.5 million as of December 31, 1998, and included in other current assets.

On August 5, 1998, the Company recognized a loss of $1.5 million from the decision to close interest rate swap contracts which converted the interest associated with yen borrowings by LSI Logic Japan Semiconductor, Inc. ("JSI"), a wholly owned subsidiary of the Company, from adjustable to fixed rates. The contracts were closed because the underlying debt was repaid as discussed in
Note 8 of the Notes. The $1.5 million loss associated with the interest rate swap contracts was included in interest income and other for the year ended December 31, 1998. As of December 31, 1999 and 1998, there were no interest rate swap contracts outstanding.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow and foreign currency hedges and establishes respective accounting standards for reporting changes in the fair value of the instruments. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 pursuant to the issuance of SFAS No.

137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 by one year. Upon adoption of SFAS No. 133, the Company will be required to adjust hedging instruments to fair value in the balance sheet, and recognize the offsetting gain or loss as transition adjustments to be reported in net income or other comprehensive income, as appropriate, and presented in a manner similar to the cumulative effect of a change in accounting principle. While the Company believes the adoption of this statement will not have a significant effect on the Company's results of operations, the impact of the adoption of SFAS No. 133 as of the effective date cannot be reasonably estimated at this time.

NOTE 7 - BALANCE SHEET DETAIL

                                                                December 31,
 (In thousands)                                           1999                1998
                                                      -----------         -----------
Inventories:
     Raw materials                                    $    20,294         $    32,347
     Work-in-process                                      139,698              53,042
     Finished goods                                        83,904              96,051
                                                      -----------         -----------
                                                      $   243,896         $   181,440
                                                      ===========         ===========
Property and equipment:
     Land                                             $    60,978         $    50,278
     Buildings and improvements                           495,505             459,157
     Equipment                                          1,562,453           1,349,303
     Leasehold improvements                                54,271              56,898
     Preproduction engineering                                 --              97,356
     Furniture and fixtures                                52,847              49,820
     Construction in progress                             135,883             210,426
                                                      -----------         -----------
                                                        2,361,937           2,273,238
     Accumulated depreciation and amortization         (1,038,436)           (786,982)
                                                      -----------         -----------

                                                      $ 1,323,501         $ 1,486,256
                                                      ===========         ===========

The Company had $97 million of unamortized preproduction engineering costs at December 31, 1998 associated with the construction of the fabrication facility in Gresham, Oregon. This facility became operational as of December 1, 1998, at which time capitalized preproduction began to be amortized over the expected useful life of the manufacturing technology of approximately four years. In April 1998, the AcSEC released SOP No. 98-5, "Reporting on the Costs of Start-up Activities." The SOP was effective for fiscal years beginning after December 15, 1998 and required companies to expense all costs incurred or unamortized in connection with start-up activities. Accordingly, the Company expensed the unamortized preproduction engineering cost balance of $92 million, net of tax, on January 1, 1999 and has presented it as a cumulative effect of a change in accounting principle in accordance with SOP No. 98-5. As of December 31, 1998, the preproduction engineering costs were included in property and equipment and accumulated amortization for the preproduction engineering costs was $27 million.

An allocation of interest costs incurred on borrowings during a period required to complete construction of the asset is capitalized as part of the historical cost of acquiring certain assets. Capitalized interest included in property and equipment totaled $29 million at December 31, 1999 and 1998. Interest capitalized was $12 million and $5 million for the year ended December 31, 1998 and 1997, respectively. No interest was capitalized during 1999. Accumulated amortization of capitalized interest was $11 million and $9 million at December 31, 1999 and 1998, respectively.

NOTE 8 - DEBT

                                                                                 December 31,
 (In thousands)                                                            1999              1998
                                                                        ---------         ---------
Notes payable to banks                                                  $ 379,823         $ 739,774
Convertible Subordinated Notes                                            345,000                --
Capital lease obligations                                                   3,948             7,044
                                                                        ---------         ---------
                                                                          728,771           746,818
Current portion of long-term debt, capital lease obligations and
     short-term borrowings                                                (56,996)         (187,852)
                                                                        ---------         ---------
Long-term debt and capital lease obligations                            $ 671,775         $ 558,966
                                                                        =========         =========


During March of 1999, the Company issued $345 million of 41/4% Convertible Subordinated Notes (the "1999 Convertible Notes") due in 2004. The 1999 Convertible Notes are subordinated to all existing and future senior debt, are convertible 60 days following issuance into shares of the Company's common stock at a conversion price of $31.353 per share ($15.6765 per share after giving effect to the two-for-one common stock split announced January 25, 2000) and are redeemable at the option of the Company, in whole or in part, at any time on or after March 20, 2002. Each holder of the convertible notes has the right to cause the Company to repurchase all of such holder's convertible notes at 100% of their principal amount plus accrued interest upon the occurrence of certain events and in certain circumstances. Interest is payable semiannually. The Company paid approximately $9.5 million for debt issuance costs related to the 1999 Convertible Notes. The amount was capitalized in other assets and is being amortized over the life of the 1999 Convertible Notes using the interest method. The net proceeds of the 1999 Convertible Notes were used to repay existing debt obligations as described below.

On February 18, 2000, the Company issued $500 million of 4% Convertible Subordinates Notes (the "2000 Convertible Notes."). See Note 13 of the Notes for a further description of the 2000 Convertible Notes.

On August 5, 1998, the Company entered into a credit agreement with ABN AMRO Bank N.V. ("ABN AMRO"). The credit agreement was restated and superseded by the Amended and Restated Credit Agreement dated as of September 22, 1998 by and among the Company, JSI, ABN AMRO and thereafter syndicated to a group of lenders determined by ABN AMRO and the Company. The credit agreement consisted of two credit facilities: a $575 million senior unsecured reducing revolving credit facility ("Revolver"), and a $150 million senior unsecured revolving credit facility ("364-day Facility").

On August 5, 1998, the Company borrowed $150 million under the 364-day Facility and $485 million under the Revolver. On December 22, 1998, the Company borrowed an additional $30 million under the Revolver. The credit facilities allowed for borrowings at adjustable rates of LIBOR/TIBOR with a 1.25% spread. As of March 31, 1999, the spread changed to 1%. Interest payments are due quarterly. The 364-day Facility expired on August 3, 1999 by which time borrowings outstanding were fully paid in accordance with the credit agreement. The Revolver is for a term of four years with the principal reduced quarterly beginning on December 31, 1999. In November 1999, an amendment was made to the credit agreement whereby mandatory repayments would not exceed the amount necessary to reduce the commitment to $241 million. The Revolver includes a term loan sub-facility in the amount of 8.6 billion yen made available to JSI over the same term. The yen term loan sub-facility is for a period of four years with no required payments until it expires on August 5, 2002. Pursuant to the restated credit agreement, on August 30, 1998, JSI repaid its existing 11.4 billion yen ($79.2 million) credit facility and borrowed 8.6 billion yen ($84 million at December 31, 1999) bearing interest at adjustable rates. In March of 1999, the Company repaid the full $150 million outstanding under the 364-day Facility and $186 million outstanding under the Revolver using the proceeds from the 1999 Convertible Notes as described above. Borrowings outstanding under the Revolver including the yen sub-facility were approximately $380 million as of December 31, 1999. Borrowings outstanding under the 364-day Facility and the Revolver including the yen sub-facility were approximately $740 million as of December 31, 1998. As of December 31, 1999, the interest rate for the Revolver and the yen sub-facility was 7.07%
and 1.29%, respectively. As of December 31, 1998, the interest rate for the 364-day Facility and the Revolver ranged from 6.65% to 6.82%, and the interest rate for the yen sub-facility was 1.99%.

In accordance with the terms of its existing credit agreement, the Company must comply with certain financial covenants related to profitability, tangible net worth, liquidity, senior debt leverage, debt service coverage and subordinated indebtedness. As of December 31, 1999 and 1998, the Company was in compliance with these covenants.

Pursuant to the amended and restated credit agreement dated as of September 22, 1998, by and among the Company, JSI and ABN AMRO, the Company is prohibited from declaring or paying cash dividends.

Aggregate principal payments required on outstanding debt and capital lease obligations are $57 million, $1 million, $325 million, $0.5 million, $345 million and $0.3 million for the year ended December 31, 2000, 2001, 2002, 2003, 2004 and thereafter, respectively.

The Company paid $37 million, $9 million and $9 million in interest during 1999, 1998 and 1997, respectively.

NOTE 9 - COMMON STOCK
On January 25, 2000, we announced a two-for-one stock split, which was declared by the Board of Directors as a 100% stock dividend payable to stockholders of record on February 4, 2000 as one new share of common stock for each share held on that date. The newly issued common stock shares were distributed on February 16, 2000. All references to stock option data of the Company's common stock below have been restated retroactively to reflect the two-for-one common stock split as if it occurred for all periods presented.

The following summarizes all shares of common stock reserved for issuance as of December 31, 1999:

(In thousands)                                                             Number of
                                                                              Shares
                                                                        -------------
Issuable upon:
Exercise of stock options, including options available for grant              67,666
Purchase under Employee Stock Purchase Plan                                    1,194
                                                                        -------------
                                                                              68,860
                                                                        =============

The Company's Board of Directors approved an action which authorizes management to acquire up to 10 million and 8 million shares of its own stock in the open market at current market prices in August 1997 and February 1996, respectively. Accordingly, the Company repurchased 0.9 million and 4.8 million shares of its common stock from the open market for approximately $6 million and $60 million in 1998 and 1997, respectively. The transactions were recorded as reductions to common stock and additional paid-in capital. The authorization for further stock repurchases was rescinded by the Company's Board of Directors in February of 1999.

STOCK OPTION PLANS On August 13, 1999, the Board of Directors approved the 1999 Nonstatutory Stock Option Plan ("1999 NSO Plan") under which 14 million shares have been reserved for issuance under the 1999 NSO Plan. Under the terms of the 1999 NSO Plan, the Company may grant stock options to its employees, excluding officers, with an exercise price no less than the fair market value of the stock on the date of grant. The term of each option is determined by the Board of Directors and is generally ten years. Options generally vest in annual increments of 25% per year commencing one year from the date of grant.

The 1991 Equity Incentive Plan, as amended on July 30, 1997, enables the Company to grant stock options to its employees and consultants. Stock options may be granted with an exercise price no less than the fair value of the stock on the date of grant. The term of each option is determined by the Board of Directors and is generally ten years. Options generally vest in annual increments of 25% per year commencing one year from the date of grant. A total of 62.5 million shares have been reserved for issuance under this plan, including 12.5 million shares approved by the Company's Board of Directors and stockholders in 1999.

The Company's 1982 Incentive Stock Option Plan is administered by the Board of Directors. Terms of that plan required that the exercise price of options be no less than the fair value at the date of grant and that options be granted only to employees and consultants of the Company. Generally, options granted vested in annual increments of 25% per year commencing one year from the date of grant and have a term of ten years. During 1992, the 1982 Incentive Stock Option Plan expired by its terms. Accordingly, no further options may be granted thereunder. Certain options previously granted under that plan remained outstanding at December 31, 1999.

In May 1995, the stockholders approved the 1995 Director Option Plan, which replaced the 1986 Directors' Stock Option Plan, and reserved 1,000,000 shares for issuance thereunder. Terms of the 1995 Director Option Plan provide for an initial option grant to new directors and subsequent automatic option grants each year thereafter. The option grants generally have a ten year term and vest in equal increments over four years. The exercise price of options granted is the fair market value of the stock on the date of grant. On May 7, 1999, the stockholders approved an amendment to the 1995 Director Option Plan to increase the annual grant of options to each non-employee director to 25,000, which fully vest six months after grant. Certain options previously granted under the 1986 Directors' Stock Option Plan remained outstanding at December 31, 1999.

In connection with the merger with SEEQ (see Note 2 of the Notes), each outstanding stock option under SEEQ's Stock Option Plan was converted to an option of the Company's common stock at a ratio of 0.1518. As a result, outstanding options to purchase 760,878 shares were assumed. No further options may be granted under the SEEQ Stock Option Plan. All tables presented below were retroactively restated as if the merger occurred at the beginning of the periods presented.

In connection with the acquisition of Symbios (see Note 2 of the Notes), each outstanding stock option under Symbios' Stock Option Plan was converted to an option of the Company's common stock at a ratio of 2.0188. As a result, outstanding options to purchase 4,147,186 shares were assumed. No further options may be granted under the Symbios Stock Option Plan.

In connection with the acquisition of Mint (see Note 2 of the Notes), each outstanding stock option under Mint's Stock Option Plan was converted to an option of the Company's common stock at a ratio of 1.2572. As a result, outstanding options to purchase 1,363,452 shares were assumed. No further options may be granted under the Mint Stock Option Plan.

At December 31, 1999, shares available for grant under all stock option plans were 18,957,000.

The following table summarizes the Company's stock option share activity and related weighted average exercise price within each category for each of the years ended December 31, 1999, 1998 and 1997 (share amounts in thousands):

                                                   1999                           1998                          1997
                                          Shares          Price          Shares           Price         Shares          Price
                                          -------         ------         -------         ------         -------         ------
Options outstanding at January 1           40,232         $10.92          28,080         $12.17          22,216         $10.43
Options assumed                                --             --           4,148           6.97           1,364           8.36
Options canceled                           (2,830)        (13.13)         (4,866)        (13.15)         (2,352)        (13.60)
Options granted                            18,848          25.73          14,140           9.82           9,196          15.39
Options exercised                          (7,541)         (9.38)         (1,270)         (6.08)         (2,344)         (4.77)
                                          -------         ------         -------         ------         -------         ------
Options outstanding at December 31         48,709         $16.73          40,232         $10.92          28,080         $12.17
                                          =======         ======         =======         ======         =======         ======
Options exercisable at December 31         16,139         $11.00          14,250         $10.20           8,850         $ 8.94
                                          =======         ======         =======         ======         =======         ======


Significant option groups outstanding at December 31, 1999 and related weighted average exercise price and contractual life information is as follows (share amounts in thousands):


Options with exercise          Outstanding                  Exercisable            Remaining
prices ranging from:       Shares        Price         Shares         Price       Life (years)
                           ------        ------        ------        ------        ------
$0.99 to $5.00              1,464        $ 2.88         1,440        $ 2.86          3.59
$5.01 to $10.00            11,842          8.34         4,806          7.53          8.35
$10.01 to $15.00           14,090         12.35         6,768         12.08          7.27
$15.01 to $20.00            7,402         17.04         2,466         16.06          7.96
$20.01 to $25.00            1,456         21.78           408         20.96          8.13
greater than $25.00        12,455         30.50           251         29.07          9.63
                           ------        ------        ------        ------        ------
                           48,709        $16.73        16,139        $11.00          8.16
                           ======        ======        ======        ======        ======


All options were granted at an exercise price equal to the market value of the Company's common stock at the date of grant with the exception of the options assumed as part of the merger with SEEQ on June 22, 1999, the purchase of Symbios on August 6, 1998 and Mint in July of 1997. (See Note 2 of the Notes.) The weighted average estimated grant date fair value, as defined by SFAS No. 123, of options granted during 1999, 1998 and 1997 was $14.35, $5.43 and $8.53 per option, respectively. The estimated grant date fair value was calculated using the Black-Scholes model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The following weighted average assumptions were included in the estimated grant date fair value calculations for the Company's stock option awards:

                                1999         1998          1997
                               -----         -----         -----
Expected life (years)           4.76          4.85          4.57
Risk-free interest rate         5.55%         5.00%         5.99%
Volatility                     60.46%        56.99%        55.63%
Dividend yield                    --            --            --



STOCK PURCHASE PLAN Since 1983, the Company has offered an Employee Stock Purchase Plan under which rights are granted to all employees to purchase shares of common stock at 85% of the lesser of the fair market value of such shares at the beginning of an offering period or the end of each six-month segment within such an offering period. Sales under the Employee Stock Purchase Plan in 1999, 1998 and 1997 were approximately 4,297,000, 2,168,000 and 1,338,000 shares of common stock at an average price of $5.20, $6.93 and $9.89 per share, respectively. During 1997, the Company's stockholders approved an amendment to the Company's Employee Stock

Purchase Plan to increase the number of shares reserved for issuance by 1,000,000 shares. Additionally in 1997, the stockholders approved an amendment to the Company's Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance on the first day of each fiscal year, beginning fiscal 1998, by 1.15% of the shares of the Company's common stock issued and outstanding on the last day of the immediately preceding fiscal year, less the number of shares available for future option grants under the Employee Stock Purchase Plan on the last day of the preceding fiscal year. On May 7, 1999, the stockholders approved an Amended and Restated Employee Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 1,500,000, to change the enrollment date, to reduce the length of the offering period from two years to one year and to grant the Board of Directors authority to alter the purchase price of the shares and make their administrative changes. Shares available for future purchases under the Employee Stock Purchase Plan were approximately 1,194,000 at December 31, 1999.

The weighted average estimated grant date fair value, as defined by SFAS No. 123, of rights to purchase stock under the Employee Stock Purchase Plan granted in 1999, 1998 and 1997 was $8.30, $2.97 and $6.50 per share, respectively. The estimated grant date fair value was calculated using the Black-Scholes model. The following weighted average assumptions were included in the estimated grant date fair value calculations for rights to purchase stock under the Company's Employee Stock Purchase Plan:

                               1999          1998          1997
                               -----         -----         -----
Expected life (years)           0.75          1.25          1.25
Risk-free interest rate         4.95%         4.42%         5.82%
Volatility                     60.30%        59.06%        57.90%
Dividend yield                    --            --            --


STOCK PURCHASE RIGHTS In November of 1988, the Company implemented a plan to protect stockholders' rights in the event of a proposed takeover of the Company. The plan was amended and restated in November of 1998. Under the plan, each share of the Company's outstanding common stock carries one Preferred Share Purchase Right. Each Preferred Share Purchase Right entitles the holder, under certain circumstances, to purchase one-thousandth of a share of Preferred Stock of the Company or its acquirer at a discounted price. The Preferred Share Purchase Rights are redeemable by the Company and will expire in 2008.

Pro forma net income and net income per share Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by SFAS No. 123, for awards granted under its stock option plans and stock purchase plan, the Company's net income and earnings per share would have been adjusted to the pro forma amounts below for the years ended December 31, 1999, 1998 and 1997.

(In thousands except per share amounts)            1999               1998                1997
                                               -----------        -----------         -----------
Pro forma net income/(loss)
  Basic                                        $    10,679        $  (193,346)        $   135,461
  Diluted                                      $    10,679        $  (193,346)        $   136,740
Pro forma net income/(loss) per share
  Basic                                        $      0.04        $     (0.68)        $      0.48
  Diluted                                      $      0.04        $     (0.68)        $      0.47



For the year ended December 31, 1999, common equivalents of approximately 17,606,000 shares and interest expense of $8 million, net of taxes, associated with the Convertible Subordinated Notes were excluded from the computation of pro forma diluted earnings per share as a result of their antidilutive effect on pro forma earnings per share. (See Note 8 of the Notes.) The pro forma effect on net income and net income per share for 1999, 1998 and 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

NOTE 10 - INCOME TAXES
The provision for taxes consisted of the following:

                                                                      Year ended December 31,

(In thousands)                                                  1999              1998              1997
                                                             ---------         ---------         ---------
CURRENT:
     Federal                                                 $  17,507         $  11,075         $  12,726
     State                                                       1,678             2,560             4,172
     Foreign                                                    47,535            22,075            43,106
                                                             ---------         ---------         ---------
          Total                                                 66,720            35,710            60,004
                                                             ---------         ---------         ---------
DEFERRED LIABILITY (BENEFIT):
     Federal                                                    (3,658)           (8,396)            5,135
     State                                                        (569)           (2,085)            1,575
     Foreign                                                     2,537           (15,324)           (5,895)
                                                             ---------         ---------         ---------
          Total                                                 (1,690)          (25,805)              815
                                                             ---------         ---------         ---------
Total                                                        $  65,030         $   9,905         $  60,819
                                                             =========         =========         =========

The domestic and foreign components of income before income taxes and minority interest were as follows:

                                                                        Year ended December 31,
(In thousands)                                                  1999              1998              1997
                                                             ---------         ---------         ---------
Domestic                                                     $ 198,039         $ (36,857)        $  69,054
Foreign                                                         26,178           (92,648)          158,913
                                                             ---------         ---------         ---------
     Income before income taxes and minority interest        $ 224,217         $(129,505)        $ 227,967
                                                             =========         =========         =========

Undistributed earnings of the Company's foreign subsidiaries aggregate to approximately $210 million at December 31, 1999, and are indefinitely reinvested in foreign operations or will be remitted substantially free of additional tax. No material provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

Significant components of the Company's deferred tax assets and liabilities as of December 31, were as follows:

                                                                        December 31,

(In thousands)                                                    1999              1998
                                                               ---------         ---------
DEFERRED TAX ASSETS:
     Net operating loss carryforwards                          $  22,046         $  43,347
     Tax credit carryovers                                         2,380             2,380
     Future deductions for purchased intangible assets            48,240            45,239
     Future deductions for reserves and other                     84,482            90,791
                                                               ---------         ---------

     Total deferred tax assets                                   157,148           181,757
     Valuation allowance                                         (23,056)          (58,166)
                                                               ---------         ---------

     Net deferred tax assets                                     134,092           123,591
Deferred tax liabilities--depreciation and amortization          (87,879)          (84,644)
                                                               ---------         ---------

Total net deferred tax assets                                  $  46,213         $  38,947
                                                               =========         =========


The change in deferred taxes includes $5.6 million of deferred taxes included in the cumulative effect of change in accounting principle. The deferred tax assets valuation allowance at December 31, 1999 and 1998 is attributed to U.S. federal, state and foreign deferred tax assets which result primarily from restructuring and other one-time charges, and net operating loss carryovers. Management believed that the realization of deferred tax assets was not assured in the years presented, other than to the extent of taxable income for the carryover period.

Differences between the Company's effective tax rate and the federal statutory rate were as follows:

                                                                         Year ended December 31,
(In thousands)                                       1999                          1998                           1997
                                         -------------------------------------------------------------------------------------
Federal statutory rate                   $ 78,476             35%       $(44,886)           (35%)      $ 79,788             35%
State taxes, net of federal benefit         1,091             --           2,049              2%          3,937              2%
Difference between U.S. and foreign
     tax rates                             37,091             17%         21,970             17%        (22,453)           (10%)
Nondeductible expenses                     (2,603)            (1%)         6,200              5%          2,847              1%
Foreign tax credits                       (10,973)            (5%)          (420)            --          (1,195)            --
Research and development tax credit        (5,000)            (2%)            (2)            --          (4,500)            (2%)
Benefit of deferred tax assets
     not previously recognized            (33,826)           (15%)        24,438             19%         (2,029)            (1%)
Other                                         774             --             556             --           4,424              2%
                                         --------       --------        --------       --------        --------       --------

Effective tax rate                       $ 65,030             29%       $  9,905              8%       $ 60,819             27%
                                         ========       ========        ========       ========        ========       ========

The Company paid $14 million, $30 million and $31 million for income taxes in 1999, 1998 and 1997, respectively.

The IRS is currently auditing the Company's federal income tax returns for fiscal years 1991 through 1996. The Company received a notice of proposed tax deficiency for the years 1991 and 1992 and filed an appeal with the IRS on March 26, 1997 in response to that IRS notice. Final proposed adjustments have not been received for these years. Management believes the ultimate outcome of the IRS audits will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 11 - SEGMENT REPORTING
The Company operates in two reportable segments: the Semiconductor segment and the SAN Systems segment. In the Semiconductor segment, the Company designs, develops, manufactures and markets integrated circuits, including application-specific integrated circuits, application-specific standard products and related products and services. Semiconductor design and service revenues include engineering design services, licensing of our advanced design tools software, and technology transfer and support services. The Company's customers use these services in the design of increasingly advanced integrated circuits characterized by higher levels of functionality and performance. The proportion of revenues from ASIC design and related services compared to semiconductor product sales varies among customers depending upon their specific requirements. In the SAN Systems segment, the Company designs, manufactures, markets and supports high performance data storage management and storage systems solutions and a complete line of RAID systems, subsystems and related software.

INFORMATION ABOUT PROFIT OR LOSS AND ASSETS The following is a summary of operations by segment for the years ending December 1999 and 1998:

                                        Year ended December 31,
 (In thousands)                         1999             1998
                                    -----------      -----------
REVENUES:
     Semiconductor                  $ 1,810,111      $ 1,423,858
     SAN Systems                        279,333           93,033
                                    -----------      -----------
          Total                     $ 2,089,444      $ 1,516,891
                                    ===========      ===========
INCOME/(LOSS) FROM OPERATIONS:
     Semiconductor                  $   172,628      $   (83,796)
     SAN Systems                         25,544          (44,563)
                                    -----------      -----------
          Total                     $   198,172      $  (128,359)
                                    ===========      ===========


The SAN Systems segment was added in August 1998 with the purchase of Symbios (see Note 2 of the Notes) and therefore no comparative segment information is available for the year ended December 31, 1997. Intersegment revenues for the periods presented above were not significant. Restructuring of operations and other non-recurring items were included in the Semiconductor segment.

One customer represented 11% of the Company's total consolidated revenues for the year ended December 31, 1999, and another customer represented 12% and 22% of the Company's total consolidated revenues for the years ended December 31, 1998 and 1997, respectively. In the Semiconductor segment, one customer represented 10%, 13% and 22% of the total Semiconductor revenues for the years ended December 31, 1999, 1998 and 1997, respectively. In the SAN Systems segment, there were three customers with revenues representing 29%, 27% and 14% of total SAN Systems revenues for the year ended December 31, 1999. During 1998, there were three customers with revenues representing 17%, 15% and 14% of SAN systems revenues.

The following is a summary of total assets by segment as of December 31, 1999 and 1998:

                              December 31,
(In thousands)             1999            1998
                        ----------      ----------
TOTAL ASSETS:
     Semiconductor      $3,051,865      $2,673,362
     SAN Systems           154,740         150,443
                        ----------      ----------
          Total         $3,206,605      $2,823,805
                        ==========      ==========


The SAN Systems segment did not meet the requirement for a reportable segment as defined in SFAS No. 131 for the year ended and as of December 31, 1998. However, for purposes of comparability, revenues, income/(loss) from operations by segment for the year ended December 31, 1998 and total assets by segment as of December 31, 1998 were included in the above tables.

INFORMATION ABOUT GEOGRAPHIC AREAS The Company's significant operations outside the United States include manufacturing facilities, design centers and sales offices in Japan, Europe and Pan Asia. The following is a summary of operations by entities located within the indicated geographic areas for 1999, 1998 and 1997.

                                 Year ended December 31,

 (In thousands)            1999            1998            1997
                        ----------      ----------      ----------
REVENUES:
     United States      $1,209,177      $  957,257      $  649,703
     Japan                 282,749         261,705         366,508
     Europe                290,428         218,015         240,249
     Pan Asia              307,090          79,914          66,166
                        ----------      ----------      ----------
          Total         $2,089,444      $1,516,891      $1,322,626
                        ==========      ==========      ==========



                                December 31,
(In thousands)              1999            1998
                        ----------      ----------
LONG-LIVED ASSETS:
     United States      $1,521,067      $1,589,451
     Japan                 226,898         301,423
     Europe                  8,089          24,286
     Pan Asia               94,387          44,966
                        ----------      ----------
          Total         $1,850,441      $1,960,126
                        ==========      ==========


United States revenues include export sales. Long-lived assets consist of net property and equipment, goodwill, capitalized software and other intangibles, and other long-term assets excluding long-term deferred tax assets.

NOTE 12 - COMMITMENTS AND CONTINGENCIES
The Company leases the majority of its facilities and certain equipment under non-cancelable operating leases which expire through 2020. The facilities lease agreements typically provide for base rental rates which are increased at various times during the terms of the lease and for renewal options at the fair market rental value.

In June of 1995, the Company, through its Japanese subsidiary, entered into a master lease agreement and a master purchase agreement with a group of leasing companies ("Lessor") for up to 15 billion yen ($129 million). Each Lease Supplement pursuant to the transaction will have a lease term of one year with four consecutive annual renewal options. The Company may, at the end of any lease term, return or purchase at a stated amount all the equipment. Upon return of the equipment, the Company must pay the Lessor a terminal adjustment amount. The Lessor also has entered into a remarketing agreement with a third party to remarket and sell any equipment returned pursuant to which the third party is obligated to reimburse the Company a guaranteed residual value. The lease line was fully utilized as of December 31, 1999. There were no significant gains or losses from these leasing transactions for the year ended December 31, 1999, 1998 and 1997. The majority of the lease terms will expire in 2000 at which time, the Company is required to pay the terminal residual amount, which represents 20% of the original acquisition cost of equipment leased. Minimum rental payments under these operating leases, including option periods, are $45 million in 2000 and $3 million 2001, which include the terminal residual amount of $25 million in 2000 and $2 million in 2001.

Future minimum payments under other operating lease agreements are $25 million, $22 million, $16 million, $8 million, $6 million and $11 million for the years ended December 31, 2000, 2001, 2002, 2003, 2004 and thereafter, respectively. Rental expense under all operating leases was $58 million, $59 million and $59 million for the years ended December 31, 1999, 1998 and 1997, respectively.

During the third quarter of 1995, the remaining shares of the Company's Canadian subsidiary, LSI Logic Corporation of Canada, Inc. ("LSI Canada"), that were previously owned by other parties were acquired by another one of the Company's subsidiaries. At that time former shareholders of LSI Canada representing approximately 800,000 shares or about 3% (which is now approximately 620,000 shares) of the previously outstanding shares, exercised dissent and appraisal rights as provided by Canadian law. By so doing, these parties notified LSI Canada of their disagreement with the per share value in Canadian dollars ($4.00) that was paid to the other former shareholders. In order to resolve this matter, a petition was filed by LSI Canada in late 1995 in the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") and has been pending since that time. The trial of that case was to occur in late 1998. Prior to the scheduled commencement of the trial, some of the parties who represent approximately 410,000 shares retained a new attorney. Their new attorney is now attempting to set aside the action based on the petition filed by LSI Canada. Until their petition is heard and resolved by the Court, a new trial date for the pending matter is not expected to be set. They have also initiated a new action alleging that other conduct by LSI Logic Corporation was oppressive of the rights of minority shareholders in LSI Canada, for which they will seek damages. While the Company cannot give any assurances regarding the resolution of these matters, the final outcome is not expected to have a material adverse effect on the Company's consolidated results of operations or financial condition. Also, during 1998, a claim that was brought in 1994 by another former shareholder of LSI Canada against LSI Logic Corporation in the Court of Chancery of the State of Delaware in and for the New Castle County was dismissed. That dismissal was upheld on appeal to the Delaware Supreme Court.

In February of 1999, a lawsuit alleging patent infringement has been filed in the United States District Court for the District of Arizona by the Lemelson Medical, Education & Research Foundation, Limited Partnership against eighty-eight electronics industry companies, including the Company. The case number is CIV990377PHXRGS. The patents involved in this lawsuit are alleged to relate to semiconductor manufacturing and computer imaging, including the use of bar coding for automatic identification of articles. In September of 1999, the Company filed an answer denying infringement, raising affirmative defenses and asserting a counterclaim for declaratory judgment of non-infringement, invalidity and unenforceability of Lemelson's patents. As of December 31, 1999, discovery had not commenced and no trial date had been set. While the Company cannot make any assurance regarding the eventual resolution of this matter, it is not expected to have a material adverse effect on the Company's consolidated results of operations or financial condition.

The Company is a party to other litigation matters and claims which are normal in the course of its operations, and while the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a significant adverse effect on the Company's consolidated financial position or results of operations.

NOTE 13 - SUBSEQUENT EVENTS
On February 18, 2000, the Company issued $500 million of 4% Convertible Subordinated Notes (the "2000 Convertible Notes") due in 2005. The 2000 Convertible Notes are subordinated to all existing and future senior debt, are convertible at any time following issuance into shares of the Company's common stock at a conversion price of $140.569 per share ($70.2845 per share after giving effect to the two-for-one common stock split announced January 25, 2000) and are redeemable at the Company's option, in whole or in part, at any time on or after February 20, 2003. Each holder of the 2000 Convertible Notes has the right to cause the Company to repurchase all of such holder's convertible notes at 100% of their principal amount plus accrued interest upon the occurrence of certain events and in certain circumstances. Interest is payable semiannually. The Company paid approximately $15.3 million for debt issuance costs related to the 2000 Convertible Notes. The debt issuance costs are being amortized using the interest method. The net proceeds from the 2000 Convertible Notes were used to repay bank debt outstanding with a balance of $380 million as of December 31, 1999.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Board of Directors of LSI Logic Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of LSI Logic Corporation and its subsidiaries (the "Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



San Jose, California
February 18, 2000

FIVE YEAR CONSOLIDATED SUMMARY


                                                                             Year Ended December 31
 (In thousands, except per share amounts)              1999            1998            1997            1996            1995
                                                   -----------     -----------     -----------     -----------     -----------
Revenues                                           $ 2,089,444     $ 1,516,891     $ 1,322,626     $ 1,271,855     $ 1,288,790
                                                   -----------     -----------     -----------     -----------     -----------
Costs and expenses:
     Cost of revenues                                1,286,844         884,598         694,274         716,755         679,588
     Research and development                          297,554         291,125         229,735         187,749         126,911
     Selling, general and administrative               257,712         226,258         196,359         171,733         163,286
     Acquired in-process research
          and development                                4,600         145,500           2,850              --              --
     Restructuring of operations and other
          non-recurring items, net                      (2,063)         75,400              --              --            (114)
     Amortization of intangibles                        46,625          22,369           4,472           3,869           2,296
                                                   -----------     -----------     -----------     -----------     -----------
          Total costs and expenses                   1,891,272       1,645,250       1,127,690       1,080,106         971,967
                                                   -----------     -----------     -----------     -----------     -----------
Income/(loss) from operations                          198,172        (128,359)        194,936         191,749         316,823
Interest expense                                       (39,988)         (8,865)         (1,860)        (13,850)        (16,776)
Interest income and other, net                          17,640          (8,952)         34,891          30,483          35,448
Gain on sale of equity securities                       48,393          16,671              --              --              --
                                                   -----------     -----------     -----------     -----------     -----------
Income/(loss) before income taxes,
     minority interest and cumulative effect
     of change in accounting principle                 224,217        (129,505)        227,967         208,382         335,495
Provision for income taxes                              65,030           9,905          60,819          57,521          93,790
                                                   -----------     -----------     -----------     -----------     -----------
Income/(loss) before minority interest
     and cumulative effect of change in
     accounting principle                              159,187        (139,410)        167,148         150,861         241,705
Minority interest in net income of subsidiaries            239              68             727             499           3,042
                                                   -----------     -----------     -----------     -----------     -----------
Income/(loss) before cumulative effect of
     change in accounting principle                    158,948        (139,478)        166,421         150,362         238,663
Cumulative effect of change in
     accounting principle                              (91,774)             --          (1,440)             --              --
                                                   -----------     -----------     -----------     -----------     -----------
Net income/(loss)                                  $    67,174     $  (139,478)    $   164,981     $   150,362     $   238,663
                                                   ===========     ===========     ===========     ===========     ===========
Basic earnings per share:
     Income/(loss) before cumulative effect
          of change in accounting principle        $      0.54     $     (0.49)    $      0.59     $      0.58     $      0.95
     Cumulative effect of change in
          accounting principle                           (0.31)             --              --              --              --
                                                   -----------     -----------     -----------     -----------     -----------
     Net income/(loss)                             $      0.23     $     (0.49)    $      0.59     $      0.58     $      0.95
                                                   ===========     ===========     ===========     ===========     ===========
Diluted earnings per share:
     Income/(loss) before cumulative effect
          of change in accounting principle        $      0.51     $     (0.49)    $      0.57     $      0.54     $      0.86
     Cumulative effect of change in
          accounting principle                           (0.28)             --              --              --              --
                                                   -----------     -----------     -----------     -----------     -----------
     Net income/(loss)                             $      0.23     $     (0.49)    $      0.57     $      0.54     $      0.86
                                                   ===========     ===========     ===========     ===========     ===========
Year-end status:
  Total assets                                     $ 3,206,605     $ 2,823,805     $ 2,155,365     $ 1,974,628     $ 1,865,708
  Long-term debt                                   $   671,775     $   558,966     $    69,455     $   261,508     $   201,033
  Stockholders' equity                             $ 1,855,832     $ 1,524,473     $ 1,586,382     $ 1,330,528     $ 1,227,029
                                                   -----------     -----------     -----------     -----------     -----------


The Company's fiscal years ended on December 31 in 1999, 1998 and 1997 and the Sunday closest to December 31 in 1996 and 1995. For presentation purposes, the Consolidated Financial Statements refer to December 31 as year-end. During 1999, the Company expensed an unamortized preproduction balance of $92 million, net of taxes, associated with the manufacturing facility in Gresham, Oregon and has presented it as a cumulative effect of a change in accounting principle in accordance with SOP No. 98-5, "Reporting on the Costs of Start-up Activities." (See Notes 1 and 7 of the Notes.) During 1998, the Company reported a charge for restructuring of $75 million (see Note 4 of the Notes) and in-process research and development costs of $146 million related to the acquisition of Symbios on August 6, 1998. (See Note 2 of the Notes.)

INTERIM FINANCIAL INFORMATION (UNAUDITED)


                                                                                        Quarter
                                                                    -------------------------------------------------
 (In thousands, except per share amounts)                             First       Second       Third       Fourth
                                                                    ---------- ------------- ----------- ------------
YEAR ENDED DECEMBER 31, 1999
Revenues                                                             $463,617      $501,012    $539,959     $584,856
Gross profit                                                          161,726       186,614     214,174      240,086
Income before cumulative effect of change in
     accounting principle                                               4,010         9,831      51,924       93,183
Cumulative effect of change in accounting principle                  (91,774)            --          --           --
Net (loss)/income                                                    (87,764)         9,831      51,924       93,183
Basic earnings per share:
     Income before cumulative effect of change in
          accounting principle                                          $0.01         $0.03       $0.18        $0.31
     Cumulative effect of change in accounting principle               (0.32)            --          --           --
     Net (loss)/income                                                $(0.31)         $0.03       $0.18        $0.31
Diluted earnings per share:
     Income before cumulative effect of change in
          accounting principle                                          $0.01         $0.03       $0.16        $0.28
   Cumulative effect of change in accounting principle                 (0.31)            --          --           --
   Net (loss)/income                                                  $(0.30)         $0.03       $0.16        $0.28

YEAR ENDED DECEMBER 31, 1998
Revenues                                                             $332,730      $336,272    $396,871     $451,018
Gross profit                                                          145,182       156,428     171,471      159,212
Net income/(loss)                                                      31,416        31,379   (212,030)        9,757
Basic net income/(loss) per share:                                      $0.11         $0.11     $(0.74)        $0.03
Diluted net income/(loss) per share:                                    $0.11         $0.11     $(0.74)        $0.03


During 1999, the Company expensed an unamortized pre-production balance of $92 million, net of taxes, associated with the manufacturing facility in Gresham, Oregon and has presented it as a cumulative effect of a change in accounting principle in accordance with SOP No. 98-5 "Reporting on the Costs of Start-Up Activities." (See Note 1 and 7 of the Notes.) The Company reported a charge for restructuring of $75 million in the third quarter of 1998 (see Note 4 of the Notes) and a charge for in-process research and development of $146 million related to the acquisition of Symbios on August 6, 1998. (See Note 2 of the Notes.)


LSI Logic logo design, ATMizer, CoreWare, FlexStream, G12, Gflx, GigaBlaze, HyperPHY, Integra, Merlin, MetaStor, MiniRISC, Right-First-Time, SEEQ, SureConnex, The System on a Chip Company, TinyRISC, Viper, ZSP are trademarks of LSI Logic Corporation. Rambus is a registered trademark of Rambus Inc. Oak DSPCore is a registered trademark of DSP Group, Inc., used under license. All other brand and product names may be trademarks of their respective companies.

CORPORATE INFORMATION


HEADQUARTERS ADDRESS                    FINANCIAL LITERATURE
LSI Logic Corporation                   Publications of interest to current and potential
1551 McCarthy Blvd                      investors, including copies of the Company's current
Milpitas CA 95035                       10-K filed with the Securities and Exchange
                                        Commission, are available without charge by calling
REGISTRAR & TRANSFER AGENT              1.800.574.4286. Outside the U.S. and Canada, phone
Bank Boston, N.A.                       719.533.7679. Financial information is also
c/o EquiServe                           available over the World Wide Web at
Stockholder Services                    http://www.lsilogic.com/investor.
P.O. Box 8040
Boston MA 02266-8040                    STOCKHOLDER INQUIRIES
1.800.730.6001                          To notify LSI Logic of address changes, lost
www.equiserve.com                       certificates or transfers of stock, stockholders of
                                        record should contact the Company's Registrar and
INDEPENDENT ACCOUNTANTS                 Transfer Agent, EquiServe. Stockholders of record
PricewaterhouseCoopers LLP              who receive more than one copy of this annual report
10 Almaden Blvd                         can contact EquiServe to arrange to have their
San Jose CA 95113                       accounts consolidated. Stockholders who own LSI
                                        Logic stock through a brokerage can contact their
LEGAL COUNSEL                           broker to request consolidation of their accounts.
Wilson, Sonsini, Goodrich & Rosati
650 Page Mill Road                      INQUIRIES CONCERNING THE COMPANY
Palo Alto CA 94304                      Questions regarding LSI Logic's operations,
                                        historical performance or recent results may be
                                        directed to:
                                        LSI Logic Corporation
                                        Investor Relations Department
                                        1551 McCarthy Blvd
                                        Milpitas CA 95035
                                        408.954.4710



  Operating expenses, EBG per diluted share and EBG are intended to present the Company's operating results, excluding amortization of goodwill and special items, for the periods presented. This format is not in accordance with Generally Accepted Accounting Principles. The items excluded from EBG and operating expenses are outlined below.

 *Operating expenses for the three months ended March 31, June 30, September 30 and December 31, 1999 exclude amortization of intangibles of approximately $11 million for the three months ended March 31, 1999 and approximately $12 million for each of the three months ended June 30, September 30 and December 31 of 1999, acquired in-process research and development from the purchase of ZSP Technology, Inc. of approximately $5 million for the three months ended June 30, 1999 and restructuring of operations and other non-recurring items, net, for the three months ended March 31, June 30 and September 30 of 1999 of approximately a benefit of $2 million, a charge of $8 million and a benefit of $8 million, respectively. (See Notes 2 and 4 of the Notes to the Consolidated Financial Statements.)

**EBG per diluted share for each of the three months ended March 31, June 30, September 30 and December 31 of 1999 exclude the special items as noted above under the discussion of special items excluded from operating expenses and the gains on sale of equity securities of $42 million for the three months ended December 31, 1999.

  EBG for the years ended December 31, 1999 and 1998 exclude amortization of goodwill of $47 million for the year ended December 31, 1999 and $22 million for the year ended December 31, 1998, acquired in-process research and development of approximately $5 million for the year ended December 31, 1999 and $146 million for the year ended December 31, 1998, restructuring of operations and other non-recurring items, net, of approximately a benefit of $2 million for the year ended December 31, 1999 and a charge of $75 million for the year ended December 31, 1998, gains on the sale of equity investments of approximately $42 million for the year ended December 31, 1999 and $17 million for the year ended December 31, 1998 and other special items for the year ended December 31, 1998 of $29 million consisting of the impairment of stock investments, write-offs of assets not relating to restructuring and litigation settlement costs.

  The provision for income taxes to calculate EBG was calculated using the Company's normal 25% tax rate for the periods presented.



  EEO/AA Employer
  (C)2000, LSI Logic Corporation.
  Printed in U.S.A.

CORPORATE DIRECTORY


BOARD OF DIRECTORS                EXECUTIVE OFFICERS
Wilfred J. Corrigan               Wilfred J. Corrigan             R. Douglas Norby
Chairman                          Chairman                        Executive Vice President
Chief Executive Officer           Chief Executive Officer         Chief Financial Officer

R. Douglas Norby                  John P. Daane                   David E. Sanders
Executive Vice President          Executive Vice President        Vice President
Chief Financial Officer           Communications Products Group   General Counsel & Secretary

T.Z. Chu                          John J. D'Errico                Lewis C. Wallbridge
Retired President                 Executive Vice President        Vice President
Hoefer Pharmacia Biotech, Inc.    Storage I/O Components &        Human Resources
                                  Colorado Operations
Dr. Malcolm R. Currie                                             Joseph M. Zelayeta
President                         Thomas Georgens                 Executive Vice President
Chief Executive Officer           Senior Vice President &         Worldwide Operations
Currie Technologies, Inc.         General Manager
                                  SAN Systems
James H. Keyes
Chairman                          W. Richard Marz
Chief Executive Officer           Executive Vice President
Johnson Controls, Inc.            Geographic Markets

Matthew J. O'Rourke
Consultant; Retired Partner,
Price Waterhouse LLP

VICE PRESIDENTS
Maniam B. Alagaratnam             Donald J. Esses                 Jordan S. Plofsky
Package Development               U.S. Manufacturing              General Manager
                                                                  Networking Products Division
Norman L. Armour                  Darrell L. Jones
General Manager                   Colorado Operations             Ranko L. Scepanovic
Gresham Operations                                                Advanced Development Labs
                                  David M. Jones
Danny Biran                       General Manager                 Richard D. Schinella
General Manager                   Storage ASIC Division           Wafer Process R&D &
Wireless Products Division                                        Santa Clara Operations
                                  Dan King
Thomas Daniel                     Quality & Reliability           Giuseppe Staffaroni
ASIC Technology                                                   General Manager
                                  Charles E. Laughlin             Broadband Products Division
Bruce A. Decock                   General Manager
Information Technology            LSI Logic Japan                 Chiaki Terada
Chief Information Officer         Semiconductor, Inc.             President
                                                                  LSI Logic K.K.
W. Hugh Durdan                    Theodore Leno
General Manager                   Assembly & Test Operations      Frank A. Tornaghi
Consumer Products Division                                        North America Sales
                                  Bryon Look
Daniel L. Ellsworth               Treasurer,                      Lam H. Truong
Memory & Mixed Signal             Corporate Development &         Internet Business Solutions
                                  Strategic Planning
Ronald L. Engelbrecht                                             Mark D. Wadlington
General Manager                   Cliff Marks                     General Manager
Engineering & Wichita Operations  European Sales                  Asia/Pacific

Bruce L. Entin                    Diana L. Matley                 Daniel M. Weed
General Manager                   Investor Relations              Worldwide Engineering Services
Internet Computing Division
                                  Marlon R. Murzello              Jeff Wolf
                                  Consumer Technology             Consumer Products Marketing
                                  Engineering
                                                                  Bill Wuertz
                                  Willsie H. Nelson               General Manager
                                  Worldwide Logistics             Storage Standard Products

                                  King F. Pang
                                  Digital Video Engineering

                       [LSI LOGIC CORPORATION LETTERHEAD]

LSI LOGIC CORPORATION

1551 McCarthy Blvd.

Milpitas, CA 95035

United States

Tel: 408.433.8000

Fax: 408.954.3220

http://www.lsilogic.com


LSI LOGIC EUROPE, LTD.             LSI LOGIC HONG KONG, LIMITED

Greenwood House                    7/F Southeast Industrial Building

London Road                        611-619 Castle Peak Road

Bracknell                          Tsuen Wan

Berkshire RG12 2UB                 New Territories Hong Kong

United Kingdom                     Tel: 852.2405.8600

Tel: 441.344.426544                Fax: 852.2412.7820

Fax: 441.344.481039
                                   LSI LOGIC STORAGE SYSTEMS, INC.

LSI LOGIC K.K.                     3718 North Rock Road

Rivage-Shinagawa Building 14F      Wichita KS 67226

4-1-8 Konan                        United States

Minato-ku                          Tel: 316.636.8000

Tokyo 108                          Fax: 316.636.8889

Japan

Tel: 81.3.5463.7811                MINT TECHNOLOGY, INC.

Fax: 81.3.5463.7825                77 South Bedford Street

                                   Suite 220

LSI LOGIC JAPAN                    Burlington MA 01803
SEMICONDUCTOR, INC.
                                   United States
10 Kitahara Tsukuba-shi
                                   Tel: 781.685.3800
Ibaraki-ken 300-32
                                   Fax: 781.685.3801
Japan

Tel: 81.298.64.7229

Fax: 81.298.64.3362

STOCK INFORMATION


On January 25, 2000, we announced a two-for-one stock split, which was declared by the Board of Directors as a 100% stock dividend payable to stockholders of record on February 4, 2000 as one new share of common stock for each share held on that date. The newly issued common stock shares were distributed on February 16, 2000. In the following table, market prices of our common stock have been restated to give retroactive recognition to the two-for-one common stock split.

Our stock trades on the New York Stock Exchange under the symbol "LSI." The high and low sales prices for the stock for each full quarterly period within the two most recent fiscal years as reported on the Exchange are:

                                        1999                1998
                                   ----------------   ----------------
First Quarter                          $8.06--14.75      $9.66--13.75
Second Quarter                        $13.75--23.09     $10.38--14.69
Third Quarter                         $22.56--30.72      $5.75--12.56
Fourth Quarter                        $22.06--35.63      $5.25--10.25
                                   ----------------   ----------------
Year                                   $8.06--35.63      $5.25--14.69
                                   ================   ================


At February 23, 2000, there were approximately 3,628 owners of record of our common stock.

We have never paid cash dividends on our common stock. It is presently our policy to reinvest our earnings internally, and we do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, pursuant to the Amended and Restated Credit Agreement dated as of September 22, 1998, by and among us, LSI Logic Japan Semiconductor, Inc., and ABN AMRO Bank N.V., we are prohibited from declaring or paying cash dividends.

STOCK PRICE MOVEMENT - CHART

TRADING VOLUME - CHART